UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 19, 2021 (July 15, 2021)

Altimar Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39994	98-1571400
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 West 57th Street

33rd Floor

New York, New York 10019

(Address of principal executive offices, including zip code)

(212) 287-6767

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	ATMR.U	New York Stock Exchange
Class A ordinary share, $0.0001 par value	ATMR	New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	ATMR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On July 16, 2021, Altimar Acquisition Corp. II, a Cayman Islands exempted company (“Altimar”), announced that it had entered into a definitive business combination agreement (as it may be amended, restated, amended and restated or otherwise supplemented from time to time, the “Business Combination Agreement”), dated as of July 15, 2021, by and among Altimar, Fathom Holdco, LLC, a Delaware limited liability company (“Fathom”), Rapid Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Rapid Merger Sub”), and the other parties thereto, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Transactions

At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”):

(a)

Altimar will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation under the laws of the State of Delaware (the “Domestication”), upon which Altimar will change its name to “Fathom Digital Manufacturing Corporation”;

(b)	Fathom will issue managing member interests in Fathom to Altimar in exchange for a nominal cash payment;

(c)

Each of CORE Fund I Blocker-5 LLC, a Delaware limited liability company (“Fathom Blocker 1”), CORE Fund I Blocker-2 LLC, a Delaware limited liability company (“Fathom Blocker 2”), and SG (MCT) Blocker, LLC, a Delaware limited liability company (Fathom Blocker 3” and, together with Fathom Blocker 1 and Fathom Blocker 2, the “Fathom Blockers”), will merge with and into Rapid Blocker 1 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 1”), Rapid Blocker 2 Merger Sub, LLC , a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 2”), and Rapid Blocker 3 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 3” and, together with Blocker Merger Sub 1 and Blocker Merger Sub 2, the “Blocker Merger Subs”), respectively, in each case, with the Fathom Blockers surviving as the surviving companies and wholly owned subsidiaries of Altimar (collectively, the “Surviving Fathom Blockers”);

(d)	The Surviving Fathom Blockers will each merge with and into Altimar (the “Blocker Altimar Mergers”), in each case, with Altimar as the surviving company; and

(e)

Rapid Merger Sub will merge with and into Fathom (the “Fathom Merger”), with Fathom as the surviving entity of the Fathom Merger (Fathom, in its capacity as the surviving entity of the Fathom Merger, is sometimes referred to as the “Fathom Surviving Entity”). Following the Fathom Merger, the Fathom Surviving Entity will be owned by Altimar and all other holders of Fathom units outstanding as of immediately prior to the Fathom Merger (such other holders, excluding Altimar, are referred to as the “Continuing Fathom Unitholders”).

Upon consummation of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of the combined company will be held by Fathom. Altimar and the Continuing Fathom Unitholders will be issued Class A units of Fathom (“New Fathom Class A Units”). Altimar will be the managing member of Fathom. Altimar will issue to Continuing Fathom Unitholders for cash at par value a number of shares of Class B common stock equal to the number New Fathom Class A Units held by the Continuing Fathom Unitholders. Altimar’s other stockholders will hold Class A common stock of Altimar. Shares of Class A common stock will be entitled to economic rights and one vote per share and shares of Class B common stock will be entitled to one vote per share but no economic rights. The combined company’s business will continue to operate through Fathom.

The Domestication

Immediately prior to the Closing, Altimar will effect the Domestication pursuant to which: (a) each outstanding Class A ordinary share, par value $0.0001 per share of Altimar (the “Class A ordinary shares”), will automatically convert into one share of Class A common stock, par value $0.0001 per share of Fathom Digital Manufacturing Corporation (“New Fathom Corp.”) (the “Class A common stock”), (b) each outstanding Class B ordinary share, par value $0.0001 per share of Altimar (the “Class B ordinary shares”), will automatically convert into one share of Class C common stock, par value $0.0001 per share of New Fathom Corp. (the “Class C common stock”), and (c) the outstanding warrants to purchase Class A ordinary shares of Altimar will automatically become exercisable for shares of Class A common stock, pursuant to the Altimar Warrant Agreement (as defined in the Business Combination Agreement). The terms of the Class C common stock will be substantially identical to the terms of the Class B ordinary shares. By their terms, the shares of Class C common stock will automatically convert on a one-to-one basis into shares of Class A common stock upon the consummation of the Business Combination, subject to certain anti-dilution adjustments, just as Altimar’s Class B ordinary shares would have converted had the Domestication not occurred. In addition, a certain amount of Altimar’s common stock held by sponsor may be subject to forfeiture (the “Forfeited Shares”) as follows: effective upon and subject to the closing of the Business Combination, (i) if the quotient of (A) the number of Altimar Class A ordinary shares redeemed in the Altimar Stock Redemption divided by (B) 34,500,000 (the “Altimar Stockholder Redemption Ratio”) is less than or equal to 0.10, each then issued and outstanding share of Class C common stock will convert automatically, on a one-for-one basis, into a share of Class A common stock; (ii) if the Altimar Stockholder Redemption Ratio is greater than 0.10 and less than to 0.40, (A) the number of shares of Class C common stock obtained by multiplying the Redemption Forfeiture Ratio (which is obtained by the following formula: 0.15 multiplied by the quotient of (1) the result of (x) the Altimar Stockholder Redemption Ratio minus (y) 0.10, divided by (2) 0.30) by the aggregate number of then issued and outstanding shares of Altimar Class C common stock shall be automatically forfeited and (B) each remaining issued and outstanding share of Altimar Class C common stock (after such forfeiture) will convert automatically, on a one-for-one basis, into a share of Class A common stock; and (iii) if the Altimar Stockholder Redemption Ratio is greater than or equal to 0.40, (A) the number of shares of Class C common stock obtained by multiplying 0.15 by the aggregate number of then issued and outstanding shares of Class C common stock will be automatically forfeited and (B) each remaining issued and outstanding share of Class C common stock (after such forfeiture) shall convert automatically, on a one-for-one basis, into a share of Class A common stock.

Pursuant to the Forfeiture and Support Agreement, dated as of July 15, 2021 (the “Forfeiture and Support Agreement”), a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference, Altimar Sponsor II, LLC, a Delaware limited liability company (the “Sponsor”), agreed, among other things, effective upon the Closing, (x) as holder of a majority of the Class B ordinary shares prior to the Domestication and a majority of the shares of Class C common stock which will be outstanding as a result of the Domestication, to waive the anti-dilution adjustments set forth in Altimar’s existing Amended and Restated Memorandum and Articles of Association and which will be set forth in Altimar’s Certificate of Incorporation in connection with the Business Combination and (y) to forfeit and surrender for no additional consideration the Forfeited Shares (as defined in the Forfeiture and Support Agreement) which would be received by Sponsor as a result of the automatic conversion of its shares of Class C common stock upon the Closing.

Consideration

The total consideration to be paid to CORE Industrial Partners Fund I Parallel, LP, Siguler Guff Small Buyout Opportunities Fund III, LP, Siguler Guff Small Buyout Opportunities Fund III (F), LP, Siguler Guff Small Buyout Opportunities Fund III (C), LP, Siguler Guff Small Buyout Opportunities III (UK), LP, Siguler Guff HP Opportunities Fund II, LP, and Siguler Guff Americas Opportunities Fund, LP (collectively, the “Fathom Blocker Owners”) and the Continuing Fathom Unitholders, including CORE Industrial Partners Fund I, LP, at the Closing shall equal the aggregate of:

(a)

(i) All the cash proceeds from the trust account established for the purpose of holding the net proceeds of Altimar’s initial public offering, net of any amounts paid to Altimar’s shareholders that exercise their redemption rights in connection with the Business Combination, together with the proceeds from the PIPE Investment (as defined in the Business Combination Agreement) (the “Available Cash Amount”), (ii) minus up to $25,000,000 to be contributed by Altimar to the balance sheet of Fathom, (iii) minus up to $42,000,000 to be used to pay down certain indebtedness of Fathom, (iv) minus certain transaction expenses of Fathom and Altimar, which include fees and expenses of various advisors, transfer taxes, employee transaction bonuses, and filing and listing fees (the “Closing Cash Consideration”);

(b)

A number of shares of Class A common stock and newly issued Class A units of Fathom (the “New Fathom Class A Units”) (together with one share of Class B common stock to be issued at par value for cash in respect of each New Fathom Class A Unit), to be allocated as set forth on the Allocation Schedule (as defined in the Business Combination Agreement), in an aggregate number (rounded up to the nearest whole share) equal to the quotient of (i) the result of (A) $1,200,000,000 minus (B) the Closing Cash Consideration divided by (ii) $10.00 (the “Closing Seller Equity Consideration”); and

(c)

An aggregate of 9,000,000 shares of earnout equity consideration (in Class A common stock and New Fathom Class A Units) (the “Earnout Shares”). These earnout shares will be issued in three equal tranches of 3,000,000 shares, with each tranche vesting at each of the following share price thresholds: $12.50, $15.00 and $20.00, in each case subject to the vesting and forfeiture provisions set forth in the Investor Rights Agreement (as defined below) and Fathom’s Amended and Restated Limited Liability Company Agreement (the “Fathom Operating Agreement”). The earnout period will be five years from the date of the closing of the Business Combination. The achievement of the price threshold will be determined based on a VWAP for 20 trading days within any 30-trading day period or a change of control transaction of New Fathom Corp. that implies the same per share valuation as the applicable price threshold (the “Fathom Earnout Consideration”).

Representations and Warranties; Covenants

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Altimar, Fathom and the Fathom Blockers and their respective applicable businesses prior to the Closing. Each of Altimar and Fathom has agreed to cooperate and use commercially reasonable efforts to cause the Business Combination to be consummated.

In addition, Fathom will have the option to elect to repay, refinance or obtain debt financing up to an aggregate amount of $175,000,000, which election will be made in consultation with Altimar.

Sponsor also agreed to fund certain transaction expenses of Altimar which exceed the $27,000,000 cap set forth in Section 4.03(b) of the Business Combination Agreement (other than transaction expenses in respect of (i) 50% of transfer taxes, (ii) fees and expenses of certain advisors that are, or have been, retained at the request of Fathom or (iii) printer, transfer agent and proxy solicitation fees which exceed $1,300,000, when taken together, or $27,000,000, when combined with up to $25,700,000 of the aggregate amounts of other transaction expenses of Altimar, which excess will not be borne by Sponsor).

Conditions to Consummation of the Business Combination

The Closing is subject to certain customary conditions, including, among other things: (i) the approval of the Business Combination and other matters by Altimar’s shareholders; (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of certain additional regulatory approvals; (iii) the Available Cash Amount equaling no less than $313,000,000 at the Closing; (iv) (x) fundamental representations and warranties (which includes Organization, Due Authorization, Holding Company; Ownership and Brokers’ Fees) bring down conditions to an “all material respects” standard (y) general representations and warranties bring down conditions to a “material adverse effect” standard and (z) capitalization representation bring down condition to a “de minimis” standard; (v) covenant bring down conditions to an “all material respects” standard; (vi) the absence of a material adverse effect on the respective parties; and (vii) the effectiveness of the Registration Statement (as defined below) and the listing of Altimar Class A common stock to be issued in the Business Combination on the New York Stock Exchange (“NYSE”). To the extent permitted by law, the conditions in the Business Combination Agreement may be waived by the parties thereto.

The Business Combination Agreement also includes a non-solicitation provision prohibiting Altimar from soliciting other business combinations. However, if, at any time prior to obtaining the approval of the Business Combination by Altimar’s stockholders, Altimar’s board of directors determines in good faith, in response to an Intervening Event (as defined in the Business Combination Agreement), that the failure to make a change in its recommendation to approve the Business Combination would be a breach of its fiduciary duties under applicable Law, Altimar’s board of directors may change its recommendation in favor of the transaction, subject to certain terms and conditions.

Termination

The Business Combination Agreement may be terminated by Altimar or Fathom under certain circumstances, including, among others, (i) by mutual written consent of Fathom and Altimar, (ii) by Fathom or Altimar if the Closing has not occurred on or before December 31, 2021 (the “Outside Date”), (iii) by Fathom or Altimar in the case of material uncured breach by the other party to the Business Combination Agreement (subject to notice and an opportunity to cure, if curable), (iv) by Fathom if, prior to obtaining approval of Altimar’s shareholders, Altimar’s board of directors made a change in recommendation and (v) by Fathom or Altimar if Altimar has not obtained the required approval of its shareholders.

Indemnification

The representations, warranties, covenants and agreements in the Business Combination Agreement will not survive the consummation of the transaction, except for those covenants and agreements (a) that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing or (b) set forth in Article XIII (Miscellaneous) of the Business Combination Agreement.

Additional Information

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein. The Business Combination Agreement contains representations, warranties and covenants that the parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Altimar, Fathom or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Altimar’s public disclosures.

Proposed Organizational Documents

Prior to the Closing and in connection with the Domestication, Altimar will adopt a new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”), which, among other things, will authorize the following classes of New Fathom Corp. common stock: (i) economic, voting shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), (ii) non-economic, voting shares of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (iii) economic, voting shares of Class C common stock, par value $0.0001 per share (“Class C common stock” and, together with Class A common stock and Class B common stock, the “Fathom common stock”). In addition, the Proposed Organizational Documents will authorize the board of directors of New Fathom Corp., subject to limitations prescribed by law, to approve the issuance of shares of preferred stock in one or more series, in such amounts and with such voting powers (if any), designations, powers, preferences and other rights, if any, as specified by resolution of the board and included in a certificate of designation relating to any such series of preferred stock.

The three classes of Fathom common stock will carry such economic (as applicable) and voting rights as are set forth in the Proposed Organizational Documents, with each such class entitled to one vote per share. In addition, the Investor Rights Agreement (defined below under “Investor Rights Agreement and Registration Rights Agreement”), among other things, provides that the CORE Investors (defined below) shall initially have the right to nominate to the New Fathom Corp. board of directors a number of designees equal to a majority of directors on the board. Following the Closing, the CORE Investors will have continuing board nomination rights ranging from a majority to one designee, as more fully described below, so long as the CORE Investors continue to beneficially own specified percentages of the shares of Fathom common stock initially owned as of the closing of the Business Combination.

Upon the effectiveness of the Domestication and the Proposed Charter, but prior to the Closing, each outstanding Class A ordinary share of Altimar will automatically convert into one share of Class A common stock, and each outstanding Class B ordinary share of Altimar will automatically convert into one share of Class C common stock. The terms of the Class C common stock will be substantially identical to the presently outstanding Class B ordinary shares of Altimar, and will exist only for a moment in time between the effectiveness of the Domestication and the Closing. Upon the Closing and in accordance with and subject to the forfeiture terms of the Forfeiture and Support Agreement described below, each share of Class C common stock will convert into one share of Class A common stock.

Shares of Class B common stock will be surrendered and canceled, on a one-for-one basis, in connection with any exchange of New Fathom Class A Units for Class A common stock in accordance with the Fathom Operating Agreement.

The foregoing description of the capital structure set forth in the Proposed Charter and Proposed Bylaws does not purport to be complete and is qualified in its entirety by the terms and conditions of the forms thereof, which are attached as Exhibit A and Exhibit B, respectively, to the Business Combination Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Subscription Agreements

In connection with entering into the Business Combination Agreement, Altimar and Fathom entered into subscription agreements (the “Subscription Agreements”), each dated as of July 15, 2021, with certain institutional and other accredited investors (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 8,000,000 shares of Class A common stock following the domestication of Altimar and immediately prior to the Closing at a cash purchase price of $10.00 per share (the “PIPE Investment”). The Subscription Agreements contain customary representations, warranties, covenants and agreements of Altimar and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Business Combination Agreement that is material and adverse to the PIPE Investor) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by December 31, 2021, other than as a result of breach by the terminating party).

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which are filed as Exhibit 10.2 and Exhibit 10.3 hereto and incorporated by reference herein.

Investor Rights Agreement and Registration Rights Agreement

Upon the completion of the Business Combination, New Fathom Corp. will enter into an investor rights agreement (the “Investor Rights Agreement”) with CORE Industrial Partners Fund I, L.P., CORE Industrial Partners Fund I Parallel, L.P. (together, the “CORE Investors”), and certain equityholders of New Fathom Corp. named therein.

The Investor Rights Agreement provides for an initial eleven-person board of directors, consisting of ten individuals to be designated by the CORE Investors, which initially will include George Buckley, Carey Chen, TJ Chung (Chair), Caralynn Collens, David Fisher, Maria Green, Peter Leemputte, Ryan Martin, John May and Bob Nardelli, and one independent director to be mutually agreed by the CORE Investors and Sponsor. The CORE Investors have certain continued nomination rights for a number of directors ranging from the majority of the board of directors to one director, while they beneficially own shares of common stock in excess of certain ownership percentage of the amount owned by the CORE Investors at Closing, as determined in accordance with the Investor Rights Agreement. In addition, for so long as the CORE Investors beneficially own shares of common stock representing at least 5% of the amount owned by the CORE Investors at Closing, the CORE Investors will have the right to designate a person to attend meetings of the board (including any meetings of any committees thereof) in a non-voting observer capacity.

The parties to the Investor Rights Agreement will agree (subject to exceptions for permitted transfers) to a contractual lock-up on the sale of Class A common stock for the period beginning on the Closing Date and ending one hundred eighty (180) days thereafter (the “Lock-Up Period”).

In addition, the CORE Investors and the other parties to the Investor Rights Agreement will agree to the terms of the Fathom Earnout Consideration. The vesting period for the Earnout Shares will be five (5) years from the date of the Business Combination. After expiration of the Lock-Up Period, the unvested Earnout Shares will not be transferable and those already vested Earnout Shares will only be transferable to those permitted transferees under the Investor Rights Agreement. In the event that any unvested Earnout Shares have not vested on or prior to the fifth (5th) anniversary of the Closing Date, those Earnout Shares that have not vested will automatically be forfeited and surrendered to New Fathom Corp. for no consideration.

Under the terms of the Registration Rights Agreement, New Fathom Corp. granted to certain holders of equity in New Fathom Corp., including the CORE Investors, former Fathom equityholders, Sponsor and certain other former Altimar equityholders customary demand, shelf and piggyback registration rights. New Fathom Corp. is required to file within thirty days of the Closing a shelf registration statement registering the public resale of the shares of common stock of New Fathom Corp. (“Shelf Registration Statement”), and cause the Shelf Registration Statement to be declared effective as promptly as practicable after the filing thereof and no later than the earlier of (A) 60 calendar days after the filing thereof (or, in the event the SEC reviews and has written comments to the Shelf Registration Statement, the 90th calendar day following the filing thereof) and (B) the 10th business day after the date New Fathom Corp. is notified (orally or in writing, whichever is earlier) by the SEC that it will not review the Shelf Registration Statement.

The foregoing descriptions of the Investor Rights Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the form Investor Rights Agreement and the form Registration Rights Agreement, which are attached as Exhibits C and D, respectively, to the Business Combination Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Fathom Operating Agreement

On the Closing Date, Fathom, New Fathom Corp. and the other members named therein will enter into the Fathom Operating Agreement. The Fathom Operating Agreement will provide for a redemption right with respect to the vested New Fathom Class A Units, pursuant to which each vested New Fathom Class A Unit will be redeemable, subject to certain limitations, for either one share of Class A common stock, or, at Fathom’s or New Fathom Corp.’s election, cash of an equivalent value, pursuant to and in accordance with the terms of the Fathom Operating Agreement.

The foregoing description of the Fathom Operating Agreement is qualified in its entirety by reference to the full text of the form of Fathom Operating Agreement, a copy of which is included as Exhibit G to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Tax Receivable Agreement

In connection with the Closing, New Fathom Corp. will enter into a tax receivable agreement (the “Tax Receivable Agreement”), by and among New Fathom Corp, Fathom, each of the Exchange TRA Parties (as defined in the Tax Receivable Agreement) party thereto, each of the Blocker TRA Parties (as defined in the Tax Receivable Agreement) party thereto and CORE Industrial Partners Management LP, in its capacity as TRA Party Representative (as defined in the Tax Receivable Agreement). Pursuant to the Tax Receivable Agreement, New Fathom Corp. will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of tax basis in certain assets and other tax attributes of New Fathom Corp. at the time of the Business

Combination, any increases in tax basis and other tax benefits related to the payment of cash consideration pursuant to the Business Combination Agreement and any increases in tax basis and other tax benefits resulting from any exchange of New Fathom Class A Units for shares of New Fathom Corp. Class A common stock or cash in the future. New Fathom Corp.’s obligations under the Tax Receivable Agreement accelerate upon a change in control and certain other termination events, as defined therein.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form Tax Receivable Agreement, a copy of which is included as Exhibit E to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Forfeiture and Support Agreement

Pursuant to the Forfeiture and Support Agreement, dated as of July 15, 2021 (the “Forfeiture and Support Agreement”), Sponsor, agreed, among other things, (a) effective upon the Closing, as holder of a majority of Altimar’s Class B ordinary shares prior to the Domestication and a majority of the shares of Class C common stock which will be outstanding as a result of the Domestication, (x) to waive the anti-dilution adjustments set forth in Altimar’s existing Memorandum and Articles of Association and which will be set forth in Altimar’s Certificate of Incorporation in connection with the Business Combination and (y) to forfeit and surrender for no additional consideration the Forfeited Shares which would be received by Sponsor upon the automatic conversion of its shares of Class C common stock upon the Closing and (b) from the date of the Business Combination Agreement until the earlier of Closing or the termination of the Business Combination Agreement in accordance with its terms, to refrain from taking (and not cause Altimar to take) any action the effect of which would be to cause Altimar to breach its non-solicitation obligations set forth in Section 9.08 of the Business Combination Agreement. In addition, each of Sponsor and the Individual Class B Holders (as defined in the Forfeiture and Support Agreement) agreed, among other things, (i) from the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, to not redeem any Class A ordinary shares (or, if applicable, shares of Altimar Class A common stock) held by it and (ii) prior to the consummation of Business Combination or the termination of the Business Combination Agreement, to vote or cause to be voted, all of the Altimar shares beneficially owned by Sponsor or such Individual Class B Holder, at every meeting of the shareholders of Altimar at which such matters are considered and at every adjournment or postponement thereof: (1) in favor of (A) the Business Combination and the Business Combination Agreement and the other transactions contemplated thereby (including any proposals recommended by Altimar’s Board of Directors in connection with the Business Combination) and (B) any proposal to adjourn or postpone such meeting of shareholders to a later date if there are not sufficient votes to approve the Business Combination; (2) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Altimar under the Business Combination Agreement; and (3) against (A) any proposal or offer from any person concerning (I) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Altimar, or (II) the issuance or acquisition of shares of capital stock or other Altimar equity securities (other than as contemplated or permitted by the Business Combination Agreement); and (B) any action, proposal, transaction or agreement that would reasonably be expected to (x) impede the fulfillment of Altimar’s conditions under the Business Combination Agreement or change in any manner the voting rights of any class of Altimar’s shares or (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of Sponsor or any of the Individual Class B Holders contained in the Forfeiture and Support Agreement.

In addition, Sponsor and each of the Individual Class B Holders, in their capacity as holders of Altimar Class B ordinary shares, have also agreed (a) not to, prior to the consummation of Business Combination or the termination of the Business Combination Agreement, transfer any of the their Class B ordinary shares (or shares of Class C common stock received in the Domestication), and in the case of Sponsor, its warrants to acquire Altimar Class A ordinary shares, except to certain permitted transferees that agree to be bound by the terms of the Forfeiture and Support Agreement and (b) for the period beginning on the Closing Date and ending on the earlier to occur of (i) the one (1)-year anniversary of the Closing Date and (ii) the last day of the Qualifying Period (as defined below), if the VWAP of the Class A common stock equals or exceeds $12.00 per share for any twenty (20) Trading Days (as defined in the Forfeiture and Support Agreement) within a period of thirty (30) consecutive Trading Days commencing at least 150 days after the Closing Date (the “Qualifying Period”), not to transfer any of such Sponsor’s or Individual Class B Holder’s Altimar ordinary shares or Altimar common stock (other than shares of Class A common stock acquired pursuant to the PIPE Investment).

Under the terms of the Forfeiture and Support Agreement, Sponsor agreed that, from and after the Closing, 1,267,500 shares of Altimar Class B ordinary shares (or, following the Domestication, shares of Class C common stock or Class A common stock, as applicable) held by Sponsor (other than any shares of Altimar common stock issued to Sponsor pursuant to the PIPE Investment) (the “Sponsor Earnout Shares”) will be unvested and restricted and that such shares will vest automatically if (a) the VWAP of the Altimar Class A Common Stock equals or exceeds $15.00 per share for any twenty (20) trading days within a period of thirty (30) consecutive trading days and (b) there is a change of control of Altimar, unless the per share consideration to be received by the holders of Class A common stock in such change of control transaction is less than the vesting threshold applicable to the Sponsor Earnout Shares (each of (a) and (b), a “Vesting Event”). To the extent that, on or prior to the fifth (5th) anniversary of the Closing Date, a Vesting Event did not occur, all outstanding unvested Sponsor Earnout Shares will automatically be forfeited.

Sponsor also agreed to, at the Closing and subject to the terms and conditions of the Business Combination Agreement, provide funds to Altimar to satisfy the funding of certain transaction expenses, after utilizing the unused portion of the working capital amount funded by Sponsor to Altimar prior to the execution of the Business Combination Agreement, that are in excess of the aggregate $27,000,000 cap referenced in Section 4.03(b) of the Business Combination Agreement. All obligations of Altimar to Sponsor for borrowed money or any payments made to or on behalf of Altimar will be settled in cash and not through the issuance of warrants or other equity securities of Altimar.

The foregoing description of the Forfeiture and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Forfeiture and Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Fathom Voting and Support Agreements

Concurrently with the execution of the Business Combination Agreement, Altimar and Rapid Merger Sub, on the one hand, and various direct and indirect holders of equity in Fathom, including the CORE Investors (collectively, the “Fathom Holders”), on the other hand, each entered into a Voting and Support Agreement (collectively, the “Voting and Support Agreements”), pursuant to which each such Fathom Holder agreed to, among other things, (i) vote in favor of (or consent to) the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.

The foregoing description of the Voting and Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Voting and Support Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of Fathom common stock is incorporated by reference herein. The shares of Fathom common stock issuable in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Altimar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of Altimar’s ordinary shares in connection with Altimar’s solicitation of proxies for the vote by Altimar’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Fathom to be issued in the Business Combination. Altimar’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, Altimar and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Altimar as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Altimar Acquisition Corp. II, 40 West 57th Street, 33rd Floor, New York, New York 10019, or by calling (212) 287-6767.

Participants in the Solicitation

Altimar and its directors and executive officers may be deemed participants in the solicitation of proxies from Altimar’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Altimar is contained in Altimar’s final prospectus from its initial public offering, which was filed with the SEC on February 5, 2021, and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Altimar Acquisition Corp. II, 40 West 57th Street, 33rd Floor, New York, New York 10019, or by calling (212) 287-6767. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Fathom and its respective managers and executive officers may also be deemed to be participants in the solicitation of proxies from Altimar’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Altimar’s and Fathom’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “target,” “goal,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Altimar’s and Fathom’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Altimar’s and Fathom’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Altimar and/or Fathom following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability of Altimar to complete the contemplated transactions with Fathom; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in Altimar’s trust account following any redemptions by Altimar’s shareholders; (7) costs related to the Business Combination; (8) the possibility that Fathom or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Altimar’s other filings with the SEC, including those factors discussed in the registration statement and final prospectus relating to Altimar’s initial public offering filed with the SEC on February 5, 2021 and Item 1A. Risk Factors of the Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on June 1, 2021. Altimar cautions that the foregoing list of factors is not exclusive. Altimar cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Altimar does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of July 15, 2021, by and among Altimar Acquisition Corp. II, Fathom Holdco, LLC and the other parties thereto

10.1	Forfeiture and Support Agreement, dated as of July 15, 2021, by and among Altimar Sponsor II, LLC, the Altimar II Class B Holders party thereto, Altimar Acquisition Corp. II, Fathom Holdco, LLC and the other parties thereto

10.2	Form of Subscription Agreement No. 1

10.3	Form of Subscription Agreement No. 2

10.4	Form of Fathom Voting and Support Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTIMAR ACQUISITION CORP. II

Date: July 19, 2021	By:	/s/ Wendy Lai
	Name:	Wendy Lai
	Title:	Chief Financial Officer

Exhibit 2.1

Execution Copy

BUSINESS COMBINATION AGREEMENT

by and among

ALTIMAR ACQUISITION CORP. II,

FATHOM HOLDCO, LLC,

RAPID MERGER SUB, LLC,

RAPID BLOCKER 1 MERGER SUB, LLC,

RAPID BLOCKER 2 MERGER SUB, LLC,

RAPID BLOCKER 3 MERGER SUB, LLC,

CORE FUND I BLOCKER-5 LLC,

CORE FUND I BLOCKER-2 LLC

and

SG (MCT) BLOCKER, LLC

dated as of

July 15, 2021

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EXHIBITS
Exhibit A	– Form of Altimar Charter
Exhibit B	– Form of Altimar Bylaws
Exhibit C	– Form of Investor Rights Agreement
Exhibit D	– Form of Registration Rights Agreement
Exhibit E	– Form of Tax Receivable Agreement
Exhibit F	– Allocation Schedule
Exhibit G	– Form of Fathom Operating Agreement
Exhibit H	– Form of Omnibus Incentive Plan

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (as it may hereafter be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”) is made and entered into as of July 15, 2021 (the “Execution Date”) by and among Altimar Acquisition Corp. II, a Cayman Islands corporation (“Altimar”), Fathom Holdco, LLC, a Delaware limited liability company (“Fathom”), Rapid Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Fathom Merger Sub”), Rapid Blocker 1 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 1”), Rapid Blocker 2 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 2”), Rapid Blocker 3 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 3” and, together with Blocker Merger Sub 1 and Blocker Merger Sub 2, the “Blocker Merger Subs”), CORE Fund I Blocker-5 LLC, a Delaware limited liability company (“Fathom Blocker 1”), CORE Fund I Blocker-2 LLC, a Delaware limited liability company (“Fathom Blocker 2”) and SG (MCT) Blocker, LLC, a Delaware limited liability company (“Fathom Blocker 3” and, together with Fathom Blocker 1 and Fathom Blocker 2, the “Fathom Blockers”). Altimar, Fathom, Fathom Merger Sub, the Blocker Merger Subs and the Fathom Blockers are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, Altimar is a blank check company incorporated in the Cayman Islands and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, each of Fathom Merger Sub and the Blocker Merger Subs is a recently formed, wholly owned, direct subsidiary of Altimar, and was formed for the sole purpose of the Fathom Merger and the Blocker Mergers, respectively;

WHEREAS, on or prior to the Execution Date, Altimar has obtained commitments from certain investors for a private placement of Altimar Class A Common Stock (the “PIPE Investment”) pursuant to the terms of a number of Subscription Agreements (each, a “PIPE Subscription Agreement”), such private placement to be consummated after the Pre-Closing Reorganization and Domestication but prior to the consummation of the Blocker Mergers, the Blocker Altimar Mergers, the Fathom Merger and the Altimar Cash Contribution;

WHEREAS, prior to the Blocker Merger Effective Time, (i) Fathom Blocker 1, its equityholders and certain of their Affiliates, (ii) Fathom Blocker 2, its equityholders and certain of their Affiliates and (iii) Fathom Blocker 3, its equityholders and certain of their Affiliates, in the case of each of (i), (ii) and (iii), will effect the Pre-Closing Reorganization (as defined herein);

WHEREAS, following the Pre-Closing Reorganization and prior to the Blocker Merger Effective Time, Altimar will domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and the Cayman Islands Companies Act (2021 Revision) (the “Domestication”);

WHEREAS, concurrently with the Domestication, Altimar will adopt and file a certificate of incorporation substantially in the form of Exhibit A attached hereto (the “Altimar Charter”) with the Secretary of State of Delaware, pursuant to which Altimar will change its name to Fathom Digital Manufacturing Corporation, and adopt bylaws substantially in the form of Exhibit B attached hereto (the “Altimar Bylaws”);

WHEREAS, upon adoption of the Altimar Charter, all outstanding equity interests of Altimar shall be recapitalized such that (i) each Cayman Class A Ordinary Share is automatically converted into one share of Altimar Class A Common Stock, (ii) each Cayman Class B Ordinary Share is automatically converted into one share of Altimar Class C Common Stock and (iii) each Cayman Warrant is converted to an Altimar Warrant;

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WHEREAS, following the Domestication and prior to the Blocker Merger Effective Time, Altimar, Fathom and each of the parties to the PIPE Subscription Agreements shall consummate the PIPE Investment;

WHEREAS, following the consummation of the PIPE Investment, Fathom will issue managing member interests in Fathom to Altimar in exchange for nominal cash;

WHEREAS, following the issuance of managing member interests in Fathom to Altimar, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Delaware Limited Liability Company Act (the “DLLCA”) and other applicable Laws, (i) Blocker Merger Sub 1, will merge with and into Fathom Blocker 1, with Fathom Blocker 1 as the surviving company (“Surviving Fathom Blocker 1”) and wholly-owned subsidiary of Altimar (the “Fathom Blocker 1 Merger”), (ii) Blocker Merger Sub 2 will merge with and into Fathom Blocker 2, with Fathom Blocker 2 as the surviving company (“Surviving Fathom Blocker 2”) and wholly-owned subsidiary of Altimar (the “Fathom Blocker 2 Merger”), and (iii) Blocker Merger Sub 3 will merge with and into Fathom Blocker 3, with Fathom Blocker 3 as the surviving company (“Surviving Fathom Blocker 3” and, together with Surviving Fathom Blocker 1 and Surviving Fathom Blocker 2, the “Surviving Fathom Blockers”) and wholly-owned subsidiary of Altimar (the “Fathom Blocker 3 Merger” and, each of the Fathom Blocker 1 Merger, Fathom Blocker 2 Merger and Fathom Blocker 3 Merger, as applicable, a “Blocker Merger” and, together, the “Blocker Mergers”);

WHEREAS, immediately following the Blocker Mergers, in a sequential order, (i) Surviving Fathom Blocker 1 will merge with and into Altimar, with Altimar as the surviving company (“Fathom Blocker 1 Altimar Merger”), (ii) Surviving Fathom Blocker 2 will merge with and into Altimar, with Altimar as the surviving company (“Fathom Blocker 2 Altimar Merger”) and (iii) Surviving Fathom Blocker 3 will merge with and into Altimar, with Altimar as the surviving company (“Fathom Blocker 3 Altimar Merger” and, each of the Fathom Blocker 1 Altimar Merger, Fathom Blocker 2 Altimar Merger and Fathom Blocker 3 Altimar Merger, as applicable, a “Blocker Altimar Merger” and, together, the “Blocker Altimar Mergers”)) (Altimar, in its capacity as the surviving entity of the Blocker Altimar Mergers, is sometimes referred to as the “Altimar Surviving Entity”);

WHEREAS, immediately following the Blocker Altimar Mergers, on the terms and subject to the conditions of this Agreement and in accordance with the DLLCA and other applicable Laws, Fathom Merger Sub will merge with and into Fathom (the “Fathom Merger”), with Fathom being the surviving entity of the Fathom Merger (Fathom, in its capacity as the surviving entity of the Fathom Merger, is sometimes referred to as the “Fathom Surviving Entity”) and held by Altimar and the Continuing Fathom Unitholders;

WHEREAS, in connection with the consummation of the Transactions, the shares of Altimar Class C Common Stock will automatically be converted to shares of Altimar Class A Common Stock pursuant to and in accordance with the Altimar Charter;

WHEREAS, each of the Parties intends that the transactions contemplated by this Agreement will qualify for the Intended Tax Treatment as described in Section 10.04(b);

WHEREAS, the board of managers of Fathom has unanimously (i) determined that it is in the best interests of Fathom and the holders of Fathom Units and declared it advisable to enter into this Agreement and each of the Transactions, including the Mergers, in accordance with the DLLCA, and (ii) approved this Agreement and each of the Transactions, including the Mergers, in accordance with the DLLCA and Fathom LLCA, as applicable, on the terms and subject to the conditions of this Agreement;

WHEREAS, (i) all holders of Fathom Units required to consent to, approve or adopt this Agreement, the other Transaction Agreements or the Transactions, including the Fathom Merger and the amendment and restatement of the Fathom LLCA in connection therewith, pursuant to the Fathom LLCA and the DLLCA have

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duly executed and delivered to Fathom support agreements in connection with the Transactions contemplated hereby, approving this Agreement, the other Transaction Agreements and the Transactions and providing for such holder’s delivery of the Fathom Written Consent in accordance with the terms thereof (the “Fathom Support Agreements”) and (ii) copies of the Fathom Support Agreements were delivered to Altimar immediately following the Execution Date;

WHEREAS, the board of managers or managing member, as applicable, of each Fathom Blocker has (i) determined that it is in the best interests of such Fathom Blocker and its equityholders and declared it advisable to enter into this Agreement and each of the Transactions, including the applicable Blocker Merger and Blocker Altimar Merger, in accordance with the DLLCA, and (ii) approved this Agreement and each of the Transactions, including the applicable Blocker Merger and Blocker Altimar Merger, in accordance with the DLLCA and the limited liability company agreement of such Fathom Blocker, on the terms and subject to the conditions of this Agreement;

WHEREAS, (i) all holders of equity interests in each Fathom Blocker required to consent to, approve or adopt this Agreement, the other Transaction Agreements or the Transactions, including the applicable Blocker Merger and Blocker Altimar Merger, the Pre-Closing Reorganization and any amendments to the organizational documents of such Fathom Blocker in connection therewith, pursuant to the limited liability company agreement such Fathom Blocker and the DLLCA have duly executed and delivered to such Fathom Blocker support agreements in connection with the Transactions contemplated hereby, approving this Agreement, the other Transaction Agreements and the Transactions and providing for such holder’s delivery of a Fathom Blocker Written Consent in accordance with the terms thereof (each, a “Fathom Blocker Support Agreement”) and (ii) copies of the Fathom Blocker Support Agreements were delivered to Altimar immediately following the Execution Date;

WHEREAS, Altimar, in its capacity as (i) the sole member of Fathom Merger Sub has approved and adopted this Agreement, the Fathom Merger and the other Transactions in accordance with Section 18-209 of the DLLCA and (ii) the sole member of the Blocker Merger Subs, has, by its execution and delivery hereof, approved and adopted this Agreement, the Altimar Merger, the Blocker Mergers and the other Transactions in accordance with Section 18-209 of the DLLCA (collectively, the “Altimar Subsidiary Approvals”);

WHEREAS, the board of directors of Altimar has unanimously (i) determined that it is in the best interests of Altimar and the stockholders of Altimar, and declared it advisable, to enter into this Agreement providing for, among other things, the Fathom Merger, in accordance with the DGCL, (ii) approved this Agreement and the Transactions, including the Fathom Merger, in accordance with the DGCL on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement be adopted by the stockholders of Altimar (the “Altimar Board Recommendation”);

WHEREAS, in connection with the consummation of the Mergers, Altimar, Fathom, the Founders and certain Fathom direct or indirect equityholders, as applicable, at the Closing will enter into an Investor Rights Agreement, substantially in the form of Exhibit C attached hereto (the “Investor Rights Agreement”), and, together with certain other parties thereto, a Registration Rights Agreement substantially in the form of Exhibit D attached hereto (the “Registration Rights Agreement”);

WHEREAS, in connection with the consummation of the Fathom Merger, at the Fathom Effective Time and by virtue of the Fathom Merger, the Fathom LLCA will be amended and restated in the form of the Fathom Operating Agreement (as defined herein) and Altimar, Fathom and the Continuing Fathom Unitholders will sign counterparts to the Fathom Operating Agreement, which will provide, among other things, for the right of the Continuing Fathom Unitholders to exchange their respective New Fathom Class A Units for shares of Altimar Class A Common Stock in accordance with the terms thereof;

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WHEREAS, in connection with the consummation of the Mergers, Altimar, Fathom, the Continuing Fathom Unitholders and certain other Persons will enter into a Tax Receivable Agreement, substantially in the form of Exhibit E attached hereto (the “Tax Receivable Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Altimar and the Sponsor Persons are entering into the Sponsor Agreement, whereby in connection with the consummation of the Transactions, (a) Altimar and the Sponsor Persons agree to vote in favor of, and take all actions necessary to consummate, the Transactions, (b) the Sponsor Persons agree to the lock-up period and conditions described therein, (c) the Sponsor Persons agree that, following the consummation of the Mergers, a certain amount of their Altimar Class A Common Stock will be subject to vesting restrictions described therein and (d) each Sponsor Person, on behalf of itself and the other holders of Cayman Class B Ordinary Shares and Cayman Founder Warrants, agrees to waive certain of their anti-dilution and conversion rights.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquiror Name” has the meaning specified in Section 9.13.

“Acquisition Transaction” has the meaning specified in Section 8.07.

“Action” means any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise; provided, except for Altimar and its Subsidiaries, no Affiliate or portfolio company (as such term is commonly understood in the private equity industry) of CORE or any of its Affiliates shall be considered an Affiliate of Altimar or any of its Subsidiaries.

“Agreement” has the meaning specified in the preamble hereto.

“Allocation Schedule” means a schedule dated as of the Closing Date, prepared by Fathom and in a form consistent with the format set forth on the illustrative example of the Allocation Schedule attached hereto as Exhibit F, setting forth, (a) the name of each Continuing Fathom Unitholder and Fathom Blocker Owner, and (b) the allocation of the Closing Cash Consideration, the Closing Seller Equity Consideration and the Fathom Earnout Consideration at the Closing to each of the Continuing Fathom Unitholders and Fathom Blocker Owners in each case, in accordance with the methodology and principles set forth on Exhibit F.

“Altimar” has the meaning specified in the Recitals hereto.

“Altimar Affiliate Agreement” has the meaning specified in Section 6.18(c).

“Altimar Board” means the board of directors of Altimar.

“Altimar Board Recommendation” has the meaning specified in the Recitals hereto.

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“Altimar Bylaws” has the meaning specified in the Recitals hereto.

“Altimar Cash Contribution” has the meaning specified in Section 2.09.

“Altimar Charter” has the meaning specified in the Recitals hereto.

“Altimar Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Altimar to be authorized pursuant to the Altimar Charter.

“Altimar Class B Common Stock” means the non-economic shares of Class B common stock, par value $0.0001 per share, of Altimar to be authorized pursuant to the Altimar Charter.

“Altimar Class C Common Stock” means the shares of Class C common stock, par value $0.0001 per share, of Altimar to be authorized pursuant to the Altimar Charter.

“Altimar Closing Statement” has the meaning specified in Section 4.04(b).

“Altimar Common Stock” means the Altimar Class A Common Stock, the Altimar Class B Common Stock and the Altimar Class C Common Stock.

“Altimar Cure Period” has the meaning specified in Section 12.01(c).

“Altimar Organizational Documents” means (i) prior to the Domestication, the Certificate of Incorporation and Altimar’s bylaws, as amended and in effect on the Execution Date, and (ii) following the Domestication, the Altimar Charter and Altimar Bylaws.

“Altimar Parties” means Altimar, Fathom Merger Sub and the Blocker Merger Subs.

“Altimar Related Person” has the meaning specified in Section 10.01(f).

“Altimar Representations” means the representations and warranties of the Altimar Parties expressly and specifically set forth in Article VI of this Agreement, as qualified by the Altimar Schedules. For the avoidance of doubt, the Altimar Representations are solely made by Altimar and, solely for the purposes of Section 6.02(a), Section 6.03 and Section 6.05, Altimar, Fathom Merger Sub and the Blocker Merger Subs.

“Altimar Schedules” means the disclosure schedules of the Altimar Parties delivered to Fathom in connection with its execution and delivery of this Agreement.

“Altimar Sponsor Warrant” means each private placement Altimar Warrant held by Altimar Sponsor II, LLC.

“Altimar Stockholder Matters” has the meaning specified in Section 10.03(a)(i).

“Altimar Stockholder Redemption” has the meaning specified in Section 10.03(a)(i).

“Altimar Stockholder Redemption Ratio” means the quotient of (a) the aggregate number of Altimar Class A Ordinary Shares redeemed in connection with the Altimar Stockholder Redemption divided by (b) 34,500,000.

“Altimar Stockholders” means, prior to the Domestication, the holders of shares of Cayman Ordinary Shares and, following the Domestication, the holders of Altimar Common Stock.

“Altimar Subsidiary Approvals” has the meaning specified in the Recitals hereto.

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“Altimar Transaction Expenses” has the meaning specified in Section 4.03(b).

“Altimar Warrant” means a warrant that entitles the holder to purchase one share of Altimar Class A Common Stock at a price of $11.50 per share.

“Altimar Warrant Agreement” means that certain Warrant Agreement, dated as of February 4, 2021, by and between Altimar and Continental Stock Transfer & Trust Company, as warrant agent.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Official or representative of a Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Money Laundering Laws” means the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Bank Secrecy Act, and any other applicable U.S. or non U.S federal, state, or local Laws relating to fraud or money laundering.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 5.08(a).

“Available Cash Amount” means, as of immediately prior to Closing, all (i) Available Trust Proceeds and (ii) the PIPE Investment Proceeds.

“Available Trust Proceeds” means, as of immediately prior to Closing, an amount equal to the proceeds available from the Trust Account (after reduction for the aggregate amount of any payments required to be made in connection with the Altimar Stockholder Redemption).

“Balance Sheet Contribution Amount” means (a) $25,000,000 or (b) a lesser amount, if mutually agreed in writing by Fathom and Altimar prior to Closing.

“Blocker Merger” has the meaning specified in the Recitals hereto.

“Blocker Merger Effective Time” has the meaning specified in Section 2.04(b).

“Blocker Merger Subs” has the meaning specified in the preamble hereto.

“Blocker Related Party Transactions” has the meaning specified in Section 7.09.

“Blocker Surviving Entities” has the meaning specified in the Recitals hereto.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 9.11.

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“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cash Sale” has the meaning specified in Section 10.04(b).

“Cayman Class A Ordinary Share” means, prior to the Domestication, a Class A ordinary share in the capital of Altimar.

“Cayman Class B Ordinary Share” means, prior to the Domestication, a Class B ordinary share in the capital of Altimar.

“Cayman Founder Warrant” means each Cayman Warrant held by any Founder.

“Cayman Non-Founder Warrant” means Cayman Warrant, other than a Cayman Founder Warrant.

“Cayman Ordinary Shares” means, prior to the Domestication, the Cayman Class A Ordinary Shares and Cayman Class B Ordinary Shares.

“Cayman Warrant” means, prior to the Domestication, a warrant that entitles the holder to purchase one Cayman Class A Ordinary Share at a price of $11.50 per share.

“Certificate of Incorporation” means the amended and restated memorandum and articles of association of Altimar, effective as of February 4, 2020, as in effect on the Execution Date.

“Change of Control of Altimar” means any of the following events: (a) any transaction or series of transactions the result of which is: (i) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Fathom Surviving Entity; (ii) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Altimar or the surviving Person outstanding immediately after such combination; or (iii) a sale of at all or substantially all of the assets of Altimar and its Subsidiaries, taken as a whole or (b) the following individuals cease for any reason to constitute a majority of the number of directors of the Altimar then serving: individuals who, on the Closing Date, constitute the Altimar Board and any new director whose appointment or election by the Altimar Board or nomination for election by Altimar’s shareholders was approved or recommended by a vote of at least a majority of the directors then still in office who either were members of the Altimar Board on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (b).

“Closing” has the meaning specified in Section 4.01.

“Closing Cash Consideration” means an amount equal to the result of (a) the Available Cash Amount, minus (b) the Balance Sheet Contribution Amount, minus (c) the Debt Pay-Down Amount, minus (d) the Transaction Expenses.

“Closing Date” has the meaning specified in Section 4.01.

“Closing Seller Equity Consideration” means a number of shares of Altimar Class A Common Stock and New Fathom Class A Units (together with one share of Altimar Class B Common Stock to be issued at par value for cash in respect of each New Fathom Class A Unit), to be allocated as set forth on the Allocation Schedule, in an aggregate number (rounded up to the nearest whole share) equal to the quotient of (a) the result of (i) $1,200,000,000 minus (ii) the Closing Cash Consideration divided by (b) $10.00.

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“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Confidentiality Agreement” has the meaning specified in Section 13.09.

“Continued Financing” has the meaning specified in Section 10.08.

“Continuing Fathom Unitholder” means all holders of Fathom Units outstanding as of immediately after the Blocker Altimar Mergers (other than Altimar).

“Contracts” means any legally binding contracts, agreements, arrangements, subcontracts, leases, purchase orders, bonds, notes, indentures, mortgages, debt instruments, licenses or other instruments or obligations of any kind, whether written or oral.

“CORE” means CORE Industrial Partners, LLC, a Delaware limited liability company, together with its Affiliates (including all affiliated investment vehicles and funds, management companies and portfolio companies (as such term is commonly understood in the private equity industry)).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority, in each case to the extent that they have the force of law or are binding on or affecting the Person to which they purport to apply, in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. No. 116-127), Consolidated Appropriations Act, 2021(Pub. L. 116-260), the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020 and IRS Notice 2020-65).

“D&O Tail” has the meaning specified in Section 9.01(b).

“Data” means all databases and compilations, including any and all data and collections of data whether machine readable or otherwise.

“Debt Financing” means debt financing to be arranged by Fathom, in consultation with Altimar in accordance with Section 10.08, for the purpose of financing the transactions contemplated by this Agreement or any Continued Financing in accordance with Section 10.08.

“Debt Pay-Down Amount” means (a) $42,000,000; provided, however, that if a Debt Pay-Down Amount of $42,000,000 would result in a Closing Cash Consideration of less than $345,000,000, then Fathom, in its sole discretion, shall have the option to reduce the Debt Pay-Down Amount by the lesser of (i) $20,000,000 and (ii) the amount necessary to achieve a Closing Cash Consideration of $345,000,000, or (b) an amount less than $22,000,000, if mutually agreed in writing by Fathom and Altimar prior to Closing.

“DGCL” has the meaning specified in the Recitals hereto.

“DLLCA” has the meaning specified in the Recitals hereto.

“Earn Out Period” means the period between the Closing Date and the five (5)-year anniversary of the Closing Date.

“Enforceability Exceptions” has the meaning specified in Section 5.03.

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“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or the use, generation, processing, storage, emission, distribution, transport, disposal or Release of, or exposure to, Hazardous Materials, each as in effect on and as interpreted as of the Execution Date.

“ERISA” has the meaning specified in Section 5.14(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fathom Benefit Plan” has the meaning specified in Section 5.14(a).

“Fathom Blocker 1” has the meaning specified in the preamble hereto.

“Fathom Blocker 1 Merger” has the meaning specified in the Recitals hereto.

“Fathom Blocker 2” has the meaning specified in the preamble hereto.

“Fathom Blocker 2 Merger” has the meaning specified in the Recitals hereto.

“Fathom Blocker 3” has the meaning specified in the preamble hereto.

“Fathom Blocker 3 Merger” has the meaning specified in the Recitals hereto.

“Fathom Blocker Owners” means, collectively, (i) in respect of Fathom Blocker 1, CORE Industrial Partners Fund I Parallel, LP, (ii) in respect of Fathom Blocker 2, CORE Industrial Partners Fund I Parallel, LP, and (iii) in respect of Fathom Blocker 3, Siguler Guff Small Buyout Opportunities Fund III, LP, Siguler Guff Small Buyout Opportunities Fund III (F), LP, Siguler Guff Small Buyout Opportunities Fund III (C), LP, Siguler Guff Small Buyout Opportunities III (UK), LP, Siguler Guff HP Opportunities Fund II, LP, Siguler Guff Americas Opportunities Fund, LP.

“Fathom Blocker Representations” means the representations and warranties of the Fathom Blockers expressly and specifically set forth in Article VII of this Agreement.

“Fathom Blocker Support Agreements” has the meaning specified in the Recitals hereto.

“Fathom Blocker Written Consents” means the consents to be delivered with respect to a Fathom Blocker (a) approving and adopting this Agreement, including the applicable Blocker Merger, and the Transactions, (b) authorizing and approving the entry by such Fathom Blocker into, and performance by such Fathom Blocker of, this Agreement and the other Transaction Agreements, if any, such applicable Fathom Blocker is a party to and any agreements, instruments or other documentation reasonably required in connection with the obligations of such Fathom Blocker hereunder and otherwise in connection with the Transactions, and the consummation by such Fathom Blocker of the Transactions contemplated hereby and thereby and (c) with respect to any equityholder party thereto, covenanting and agreeing to enter into the Investor Rights Agreement, the Registration Rights Agreement, the Tax Receivable Agreement and any other Transaction Agreements to which such equityholder is contemplated by this Agreement to be a party (as applicable).

“Fathom Blockers” has the meaning specified in the preamble hereto.

“Fathom Certificate of Merger” has the meaning specified in Section 2.06(a).

“Fathom Consideration” has the meaning specified in Section 3.01(a).

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“Fathom Credit Agreement” means that certain Bridge Credit Agreement, dated as of April 30, 2021, by and among Fathom Guarantor, LLC, Fathom Borrower, LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as may be amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Fathom Cure Period” has the meaning specified in Section 12.01(b).

“Fathom Earnout Class A Common Stock” means the Altimar Class A Common Stock included in the Fathom Earnout Consideration.

“Fathom Earnout Class A Units” means the New Fathom Class A Units included in the Fathom Earnout Consideration.

“Fathom Earnout Consideration” means (a) a number of shares of Altimar Class A Common Stock and New Fathom Class A Units, in the aggregate equal to 3,000,000, subject to a $12.50 volume weighted average price vesting threshold as set forth in the Investor Rights Agreement or Fathom Operating Agreement, as applicable, (b) a number of shares of Altimar Class A Common Stock and New Fathom Class A Units, in the aggregate equal to 3,000,000, subject to a $15.00 volume weighted average price vesting threshold as set forth in the Investor Rights Agreement or Fathom Operating Agreement, as applicable, and (c) a number of shares of Altimar Class A Common Stock and New Fathom Class A Units, in the aggregate equal to 3,000,000, subject to a $20.00 volume weighted average price vesting threshold as set forth in the Investor Rights Agreement or Fathom Operating Agreement, as applicable (such vesting thresholds in clauses (a), (b) and (c), each a “Triggering Event”), in each case, to be allocated as set forth on the Allocation Schedule.

“Fathom Earnout Shares” means Fathom Earnout Class A Common Stock and Fathom Earnout Class A Units.

“Fathom Effective Time” has the meaning specified in Section 2.06(a).

“Fathom Employees” has the meaning specified in Section 5.14(a).

“Fathom Financing Agreements” means the Fathom Credit Agreement.

“Fathom LLCA” means the Amended and Restated Limited Liability Company Agreement of Fathom, dated as of April 30, 2021 and in effect on the Execution Date, and as may be further amended, restated, supplemented or otherwise modified from time to time prior to the Closing in accordance with this Agreement.

“Fathom Merger” has the meaning specified in the Recitals hereto.

“Fathom Merger Sub” has the meaning specified in the preamble hereto.

“Fathom Related Party Transactions” has the meaning specified in Section 5.24.

“Fathom Representations” means the representations and warranties of Fathom, expressly and specifically set forth in Article V of this Agreement.

“Fathom Schedules” means the disclosure schedules of Fathom and its Subsidiaries delivered to Altimar in connection with the execution and delivery of this Agreement.

“Fathom Subsidiary Securities” has the meaning specified in Section 5.07(a).

“Fathom Support Agreements” has the meaning specified in the Recitals hereto.

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“Fathom Surviving Entity” has the meaning specified in the Recitals hereto.

“Fathom Transaction Expenses” has the meaning specified in Section 4.03(a).

“Fathom Units” has the meaning specified in Section 5.06(a).

“Fathom Written Consent” means the consent to be delivered (a) approving and adopting this Agreement, including the Fathom Merger, and the Transactions contemplated hereby, (b) authorizing and approving the entry by Fathom into, and performance by Fathom of, this Agreement and the other Transaction Agreements and any agreements, instruments or other documentation reasonably required in connection with the obligations of Fathom hereunder and otherwise in connection with the Transactions, and the consummation by Fathom of the Transactions contemplated hereby and thereby and (c) covenanting and agreeing to enter into the Investor Rights Agreement, the Fathom Operating Agreement, the Tax Receivable Agreement, the Registration Rights Agreement and any other Transaction Agreement to which such member is contemplated by this Agreement to be a party (as applicable).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Foreign Investment Law” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in domestic equities, securities, entities, assets, land or interests.

“Form S-4” means the registration statement on Form S-4 of Altimar with respect to the registration of Altimar Common Stock to be issued in connection with the Transactions.

“Founders” means Altimar Sponsor II, LLC and Kevin L. Beebe, Payne D. Brown, Richard M. Jelinek, Roma Khanna, Michael Rubenstein, Vijay K. Sondhi and Michael Vorhaus.

“Fraud” means only common law actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article V, Article VI or Article VII or the certifications pursuant to Section 11.02(d) or Section 11.03(d); provided, that such actual and intentional fraud by such Party shall only be deemed to exist if: (i) any of the individuals included in the definition of “to the knowledge of Fathom” or “to the knowledge of Altimar” (as applicable) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made pursuant to Article V, Article VI or Article VII (as applicable) or the certifications pursuant to Section 11.02(d) or Section 11.03(d) were actually inaccurate when made and were made with the express intention that the other Party rely thereon to its detriment; and (ii) the other Party in fact relied on such inaccuracies to its detriment. For the avoidance of doubt, only the Party hereto who committed Fraud shall be responsible for such Fraud and only to a Party sustaining injury from such Fraud.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, or any other political subdivision thereof, any governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (public or private), or any entity exercising executive, legislative, tribal, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Filings” has the meaning specified in Section 5.05.

“Governmental Official” means any officer, employee, or representative of, or any persons otherwise acting in an official capacity for or on behalf of, a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision, sovereign wealth fund, or any corporation or other

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Person owned or controlled in whole or in part by any Governmental Authority or department, agency, regulatory, Self-Regulatory or quasi-judicial authority, or instrumentality thereof, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or department, agency, or instrumentality thereof, or for or on behalf of any public international organization.

“Governmental Order” means any order, judgment, injunction, ruling, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar meaning) under applicable Environmental Laws in effect as of the Execution Date, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (c) obligations of such Person for the deferred purchase price of property or other services, including obligations in connection with the acquisition of any business or other Person, earn-outs, deferred payments or other deferred purchase price adjustments (including payments for Tax benefits or similar obligations (other than trade payables incurred in the ordinary course of business), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, (g) any premiums, prepayment fees or other penalties, fees, breakage costs, expenses or other obligations associated with payment of any Indebtedness or due in connection with the Transaction of such Person and (h) all obligations of the type referred to in clauses (a)—(g) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations, in each case other than (i) Indebtedness set forth on Schedule 1.01(c) of the Fathom Schedules and (ii) any Transaction Expenses. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“Indemnitee Affiliate” has the meaning specified in Section 9.01(c).

“Intellectual Property” means all intellectual property rights (including with respect to technology) created, arising, or protected under applicable Law (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), including all: (a) inventions (whether or not patentable), discoveries, improvements, ideas, know-how, formulas, methodology, models, algorithms, systems, processes, technology, patents and patent applications, including divisionals, continuations, continuations-in-part and renewal applications, and including renewals, re-examinations, extensions and reissues, (b) trademarks, service marks, trade dress, trade names, and other indicia of origin, applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby (c) copyrightable works, works of authorship, software (including source code, object code, development documentation, programming tools, drawings, specifications and data), copyrights, applications and registrations therefor, and renewals and extensions thereof and all moral rights associated therewith, (d) Internet domain names, (e) trade secrets and rights in confidential information or information not generally known to the public and that derives economic value from not being generally known,

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(f) social media accounts, identifiers and designations and (g) all other similar intellectual property rights recognized in any jurisdiction around the world.

“Intended Tax Treatment” has the meaning specified in Section 10.04(b).

“Interim Financial Information” has the meaning specified in Section 5.08(a).

“Interim Period” has the meaning specified in Section 8.01.

“Intervening Event” means an event, change, circumstance, occurrence, fact, development or effect that materially affects the business, assets, operations or prospects of Altimar and its Subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to Altimar or the Altimar Board as of the date hereof, and that becomes known to Altimar or the Altimar Board after the date of this Agreement; provided, however, that in no event shall any business combination or any potential business combination or any offer, solicitation, discussion or negotiation in relation to any business combination (including, for the avoidance of doubt, any Business Combination Proposal), be an “Intervening Event”; provided further, however, that (a) any change in the price or trading volume of Cayman Class A Ordinary Shares or Altimar Class A Common Stock (but not any event, change, circumstance, occurrence, fact, development or effect that is an underlying cause of such change in price or trading volume has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, an Intervening Event (to the extent such change or effect is not otherwise excluded from this definition of Intervening Event)) and (b) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to clauses (a), (e) and (g) of the definition thereof shall be excluded (to the extent excluded from the definition of Material Adverse Effect after giving effect to the final proviso thereto) for purposes of determining whether an Intervening Event has occurred.

“Intervening Event Notice” has the meaning specified in Section 9.12.

“Intervening Event Notice Period” has the meaning specified in Section 9.12.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investor Rights Agreement” has the meaning specified in the Recitals hereto.

“IT Systems” means all computer systems, servers, networks, databases, network equipment, websites, computer hardware and equipment used to process, store, maintain and operate data, information, functions, and other information technology systems, including any Software and Data embedded or installed thereon, owned, licensed, leased or controlled by Fathom or any of its Subsidiaries.

“Law” means any statute, law, act, constitution, ordinance, rule, treaty, code, directive, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by Fathom or its Subsidiaries as lessee, sublessee, licensee or occupant for which Fathom or its Subsidiaries is required to make aggregate payments in excess of $1,000,000.

“Leases” has the meaning specified in Section 5.18(a).

“Liability” means, with respect to any Person, any debt, liability or obligation of such Person of any kind or nature whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated, unliquidated or otherwise, and whether due or to become due, and regardless of when or by whom asserted.

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“Lien” means, with respect to any specified asset, any mortgage, deed of trust, pledge, hypothecation, encumbrance, claim, easement, lease, sublease, covenant, license, option, right of priority, right of first offer or refusal, preemptive right, security interest or other restriction on transfer or lien of any kind.

“Material Adverse Effect” means, with respect to Fathom, an event, change, circumstance, occurrence, fact, development or effect, individually or in the aggregate, that would reasonably be expected to (x) be materially adverse to the business, assets, properties, results of operations or condition (financial or otherwise) of Fathom and its Subsidiaries, taken as a whole, or (y) the ability of Fathom to perform its obligations hereunder and to consummate the Transactions; provided, however, that in no event shall any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on the results of operations or condition (financial or otherwise) of Fathom and its Subsidiaries, taken as a whole: (a) any change in applicable Laws or GAAP or any interpretation thereof after the date hereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 11.02(a)), (d) any change generally affecting any of the industries or markets in which Fathom or its Subsidiaries operate or the economy as a whole, (e) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (f) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Fathom operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon any Person or country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (g) any failure of Fathom and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (g) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect) and (h) COVID-19 or any Law, directive, pronouncement or guideline issued by a Governmental Authority that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any change in such Law, directive, pronouncement or guideline or interpretation thereof, in each case to the extent that they have the force of law or are binding on or affecting the Person to which they purport to apply, following the Execution Date or Fathom or any of its Subsidiaries’ compliance therewith; provided that in the case of clauses (a), (b), (d), (e), (f) and (h) such events, changes, circumstances, occurrences, facts, developments or effects may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on Fathom and its Subsidiaries, taken as a whole, as compared to other industry participants.

“Material Contracts” has the meaning specified in Section 5.13(a).

“Mergers” means the Fathom Merger, the Blocker Mergers and the Blocker Altimar Mergers, collectively.

“MSRB” means the Municipal Securities Rulemaking Board.

“Multiemployer Plan” has the meaning specified in Section 5.14(e).

“New Fathom Class A Units” has the meaning given to the term “Class A Units” in the Fathom Operating Agreement.

“Non-Founder Altimar Warrant” means an Altimar Warrant, other than an Altimar Sponsor Warrant.

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“NYSE” means the New York Stock Exchange.

“Omnibus Incentive Plan” has the meaning specified in Section 9.09.

“Omnibus Incentive Plan Proposal” has the meaning specified in Section 10.03(a)(i).

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the definition of open source (as promulgated by the Open Source Initiative as of the Execution Date) or the Free Software Definition (as promulgated by the Free Software Foundation as of the Execution Date) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, the Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by Fathom or any of its Subsidiaries.

“Owned Real Property” means all real property that is owned or purported to be owned by Fathom or any of its Subsidiaries.

“Party” has the meaning specified in the preamble hereto.

“Pass-Through Income Tax” means any income Tax with respect to which the holders of Fathom Units outstanding as of immediately prior to the Closing (or any of their direct or indirect owners) would be primarily liable as a matter of Tax Law (e.g., the income Tax liability for items of income, gain, loss, deduction and credit passed-through to owners of an entity treated as a partnership for U.S. federal income Tax purposes).

“Payoff Amount” has the meaning specified in Section 4.02(a).

“Payoff Letter” has the meaning specified in Section 4.02(a).

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Audited Financials” has the meaning specified in Section 8.08.

“Permits” has the meaning specified in Section 5.12(a).

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, in each case, for which appropriate reserves have been established in accordance with GAAP, (d) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (f) Liens securing any Indebtedness of Fathom and its Subsidiaries (including Indebtedness incurred pursuant to any Fathom Financing Agreement) and (g) Liens described on Schedule 1.01(d) of the Fathom Schedules.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, labor union, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

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“Personal Information” means any information that identifies or could be used to identify any individual or household, any information concerning an identified or identifiable individual or household, and any information defined as personally identifiable information, “personal information,” “personal data” or any similar information by the Privacy Laws..

“Phantom Equityholder” means each holder of phantom equity interests in Fathom.

“PIPE Investment” has the meaning specified in the Recitals hereto.

“PIPE Investment Amount” has the meaning specified in Section 6.16.

“PIPE Investment Proceeds” has the meaning specified in Section 2.03.

“PIPE Investor” means an investor party to a PIPE Subscription Agreement.

“PIPE Subscription Agreements” has the meaning specified in the Recitals hereto.

“Policies” has the meaning specified in Section 5.17.

“Pre-Closing Reorganization” has the meaning specified in Section 2.01.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through and including the Closing Date.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including but not limited to the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), Gramm-Leach-Bliley Act (GLBA), General Data Protection Regulation 2016/679/EU (GDPR), and any and all applicable Laws relating to breach notification or marketing in connection with Personal Information.

“Proxy Statement/ Consent Solicitation Statement/Prospectus” means the Proxy Statement/Consent Solicitation Statement/Prospectus included in the Form S-4, including (i) the proxy statement of Altimar to be used for the Special Meeting to approve the Altimar Stockholder Matters (which shall also provide the Altimar Stockholders with the opportunity to redeem their Cayman Ordinary Shares in conjunction with a stockholder vote on the Business Combination); (ii) a consent solicitation statement to solicit the Fathom Blocker Written Consents and the Fathom Written Consent and (iii) a prospectus with respect to Cayman Ordinary Shares to be offered and issued to the Altimar Stockholders and the effect of the Transactions on the Cayman Non-Founder Warrants, in all cases in accordance with and as required by the Altimar Organizational Documents, applicable Law, and the rules and regulations of the NYSE.

“Redemption Forfeiture Ratio” means 0.15 multiplied by the quotient of (a) the result of (i) the Altimar Stockholder Redemption Ratio minus (ii) 0.10, divided by (b) 0.30.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Regulatory Consent Authorities” means the Governmental Authorities with jurisdiction over enforcement of any applicable Law.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, or dumping into the indoor or outdoor environment.

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“Replacement Fathom Credit Agreement” means that certain Credit Agreement, to be dated as of the Closing Date, by and among Fathom Guarantor, LLC, Fathom Borrower, LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, in the form made available to Altimar prior to the Execution Date.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, consultants or any other authorized representative of such Person.

“Required Altimar Stockholder Approvals” has the meaning specified in Section 10.03(a)(i).

“Schedules” means the Fathom Schedules and Altimar Schedules.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means the date on which the SEC has declared the Form S-4 effective and has confirmed that it has no further comments on the Proxy Statement / Prospectus.

“SEC Reports” has the meaning specified in Section 6.09(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Seller Related Person” has the meaning specified in Section 10.01(f).

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) user interfaces, report formats, firmware and development tools and (c) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of Altimar Common Stock to be held for the purpose of approving the Altimar Stockholder Matters.

“Specified Altimar Representations” has the meaning specified in Section 11.03(a)(ii).

“Specified Fathom Blocker Representations” has the meaning specified in Section 11.02(a)(i).

“Specified Fathom Representations” has the meaning specified in Section 11.02(a)(i).

“Sponsor Agreement” means that certain Forfeiture and Support Agreement, dated as of the Execution Date, by and among the Founders, Altimar and certain other parties thereto, as amended, restated, modified or supplemented from time to time.

“Sponsor Person” has the meaning specified in the Sponsor Agreement.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subscription Agreements” means the PIPE Subscription Agreements.

“Subsidiary” means, with respect to a Person, (a) any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or

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indirectly (i) owns or controls a majority of the voting securities or other voting interests or (ii) is entitled to elect a majority of the board of directors or others performing similar functions with respect to such corporation or (b) any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member or has the power to direct the policies, management or affairs.

“Subsidiary Mergers” has the meaning specified in Section 10.04(k).

“Surviving Blocker Operating Agreement” has the meaning specified in Section 2.08(b).

“Surviving Fathom Blocker 1” has the meaning specified in the Recitals hereto.

“Surviving Fathom Blocker 2” has the meaning specified in the Recitals hereto.

“Surviving Fathom Blocker 3” has the meaning specified in the Recitals hereto.

“Surviving Fathom Blockers” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning specified in Section 12.02.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax), unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, imposts, levies, contributions, value added (including VAT), capital gains, goods and services, estimated, customs duties, escheat, and sales or use tax, or other tax, governmental fee or other assessment or charge in the nature of a tax, together with any interest, penalty, surcharge, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether as a primary obligor or as a result of being a transferee or successor of another Person or a member of an affiliated, consolidated, unitary, combined or other group or pursuant to Law, Contract or otherwise.

“Tax Receivable Agreement” has the meaning specified in the Recitals hereto.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, surrender, disclaimer, notice, consent, computations, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Altimar Breach” has the meaning specified in Section 12.01(c).

“Terminating Fathom Breach” has the meaning specified in Section 12.01(b).

“Termination Date” has the meaning specified in Section 12.01(b).

“Top Customers” has the meaning specified in Section 5.26.

“Top Suppliers” has the meaning specified in Section 5.26.

“Total PIPE Shares” means the number of Altimar Class A Common Stock (rounded up to the nearest whole share) equal to (i) the PIPE Investment Proceeds, divided by (ii) $10.00.

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“Transaction Agreements” means this Agreement, the Registration Rights Agreement, the Investor Rights Agreement, the Sponsor Agreement, the Subscription Agreements, the Altimar Charter, the Altimar Bylaws, the Fathom Operating Agreement, the Tax Receivable Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” means the aggregate amount of the Fathom Transaction Expenses and Altimar Transaction Expenses.

“Transaction Litigation” has the meaning specified in Section 10.09.

“Transactions” means the transactions contemplated by this Agreement, including the PIPE Financing, the Domestication, the Blocker Mergers, the Blocker Altimar Mergers, the Fathom Merger and the Altimar Cash Contribution.

“Transfer Taxes” has the meaning specified in Section 10.04(a).

“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.07(a).

“Trust Agreement” has the meaning specified in Section 6.07(a).

“Trustee” has the meaning specified in Section 6.07(a).

“Unitholder Representative” means CORE Industrial Partners Management LP, or such other Affiliate of CORE as CORE Industrial Partners Management LP shall designate, acting on behalf of Fathom’s direct or indirect pre-Closing equityholders following the Closing as set forth herein.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of a Person’s (and its Subsidiaries’) business, consistent with past practice.

(c) All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.

(d) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(e) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(f) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

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(g) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(h) Unless context otherwise requires, all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(i) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 10:00 p.m. on the day immediately prior to the Execution Date to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by Fathom in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

(j) References to “written” or “in writing” include in electronic form.

(k) References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns.

Section 1.03 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge, after reasonable inquiry of direct reports with operational responsibility for the fact or matter in question, in the case of the Fathom, of the persons set forth on Schedule 1.03(a) of the Fathom Schedules and, in the case of Altimar, of the persons set forth on Schedule 1.03(b) of the Altimar Schedules.

Section 1.04 Equitable Adjustments. If, between the Execution Date and the Closing, the Cayman Ordinary Shares (or, following the Domestication, Altimar Common Stock) shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by Altimar with respect to its Cayman Ordinary Shares (or, following the Domestication, Altimar Common Stock) or rights to acquire Cayman Ordinary Shares (or, following the Domestication, Altimar Common Stock), then any number, value (including dollar value) or amount contained herein which is based upon the number of Cayman Ordinary Shares (or, following the Domestication, Altimar Common Stock) will be appropriately adjusted to provide to the holders of Cayman Ordinary Shares (or, following the Domestication, Altimar Common Stock), the holders of Fathom Units and the Fathom Blocker Owners, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit the Altimar Parties to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE II

PRE-CLOSING REORGANIZATION; RECAPITALIZATION; MERGERS; CONTRIBUTIONS

Section 2.01 Pre-Closing Reorganization. Subject to the terms and conditions set forth in this Agreement, prior to the Domestication (but in no event prior to the Form S-4 being declared effective), without breach of any representation, warranty, covenant or agreement under this Agreement, Fathom, Fathom Blocker 1, Fathom Blocker 2, Fathom Blocker 3 and their respective Affiliates (as applicable) shall effect the transactions set forth on Schedule 2.01 of the Fathom Schedules (the “Pre-Closing Reorganization”) pursuant to documents that are customary and reasonable in form; provided, however, that the implementation of the Pre-Closing Reorganization and all actions taken in connection therewith shall not (a) prevent or unreasonably delay (and in any event not cause any delay beyond the Termination Date), the performance by Fathom or the Fathom Blockers of their respective obligations under this Agreement or the consummation of the Transactions or (b) require any action on the part of the Altimar Parties or otherwise impose any obligation or liability on the Altimar Parties, except where such action, obligation or liability is immaterial. For all purposes of this

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Agreement CL Buyer Corp., a Delaware corporation, and Summit Tooling Holding, Inc., a Delaware corporation, shall be deemed to be Subsidiaries of Fathom at all times through the Closing, notwithstanding the Pre-Closing Reorganization.

Section 2.02 Domestication; Altimar Recapitalization. Following the Pre-Closing Reorganization, but prior to the consummation of the PIPE Investment, Altimar shall take, or cause to be taken, all actions necessary to cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, together with the Altimar Charter, in each case, in accordance with the provisions thereof and applicable Law and pursuant to which Altimar will change its name to Fathom Digital Manufacturing Corporation, and (b) completing and making and procuring all those filings required to be made with the Registrar of Companies in the Cayman Islands in connection with the Domestication. In accordance with applicable Law, the Domestication and related documentation shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder of Altimar, without duplication, (i) each then issued and outstanding Cayman Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Altimar Class A Common Stock; (ii) each then issued and outstanding Cayman Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Altimar Class C Common Stock and (iii) each then issued and outstanding Cayman Warrant shall convert automatically into an Altimar Warrant, pursuant to the Altimar Warrant Agreement. Effective upon and subject to the Closing, and without any action on the part of any shareholder of Altimar, without duplication, (A) if the Altimar Stockholder Redemption Ratio is less than or equal to 0.10, each then issued and outstanding share of Altimar Class C Common Stock shall convert automatically, on a one-for-one basis, into a share of Altimar Class A Common Stock; (B) if the Altimar Stockholder Redemption Ratio is greater than 0.10 and less than to 0.40, (1) the number of shares of Altimar Class C Common Stock obtained by multiplying the Redemption Forfeiture Ratio by the aggregate number of then issued and outstanding shares of Altimar Class C Common Stock shall be automatically forfeited and (2) each remaining issued and outstanding share of Altimar Class C Common Stock (after such forfeiture) shall convert automatically, on a one-for-one basis, into a share of Altimar Class A Common Stock; and (C) if the Altimar Stockholder Redemption Ratio is greater than or equal to 0.40, (1) the number of shares of Altimar Class C Common Stock obtained by multiplying 0.15 by the aggregate number of then issued and outstanding shares of Altimar Class C Common Stock shall be automatically forfeited and (2) each remaining issued and outstanding share of Altimar Class C Common Stock (after such forfeiture) shall convert automatically, on a one-for-one basis, into a share of Altimar Class A Common Stock.

Section 2.03 PIPE Investment. On the Closing Date, following the Domestication and prior to the consummation of the Blocker Mergers, each PIPE Investor shall pay and deliver to Altimar an amount equal to the aggregate purchase price set forth in such investor’s PIPE Subscription Agreement, and, upon such payment and in exchange therefor, Altimar hereby agrees to issue and sell to each such PIPE Investor the aggregate number of shares of Altimar Class A Common Stock set forth in such agreement. “PIPE Investment Proceeds” shall mean the aggregate amount funded and paid to Altimar by the PIPE Investors pursuant to their PIPE Subscription Agreements, and, at and immediately after the consummation of the PIPE Investment, the PIPE Investors shall, in the aggregate, hold such number of shares of Altimar Class A Common Stock as is equal to the Total PIPE Shares.

Section 2.04 Issuance of Fathom Managing Member Interest and the Blocker Mergers.

(a) Following the consummation of the PIPE Investment, Fathom will issue managing member interests in Fathom to Altimar in exchange for nominal cash.

(b) Following the issuance of managing member interests in Fathom to Altimar, on the terms and subject to the conditions set forth herein, on the Closing Date, each Blocker Merger Sub and each applicable Fathom Blocker shall cause the applicable Blocker Merger to be consummated by filing a certificate of merger (a “Blocker Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of each such filing, or such later time as

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may be agreed in writing by Fathom and Altimar and specified in the applicable Blocker Certificate of Merger, being the “Blocker Merger Effective Time”).

(c) At the applicable Blocker Merger Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DLLCA, each Blocker Merger Sub and the applicable Fathom Blocker shall consummate its respective Blocker Merger, pursuant to which Blocker Merger Sub 1, Blocker Merger Sub 2 and Blocker Merger Sub 3, respectively, shall be merged with and into Fathom Blocker 1, Fathom Blocker 2 and Fathom Blocker 3, respectively, following which the separate existence of each applicable Blocker Merger Sub shall cease and the respective Fathom Blocker shall continue as the surviving entity in such Blocker Merger and as a direct, wholly owned Subsidiary of Altimar.

Section 2.05 The Blocker Altimar Mergers.

(a) Immediately following the consummation of the Blocker Mergers, on the terms and subject to the conditions set forth herein, on the Closing Date, Altimar and each Surviving Fathom Blocker shall cause the applicable Blocker Altimar Merger to be consummated in sequence by filing a certificate of merger (a “Blocker Altimar Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of each such filing, or such later time as may be agreed in writing by Fathom and Altimar and specified in the applicable Blocker Altimar Certificate of Merger, being the “Blocker Altimar Merger Effective Time”).

(b) At the applicable Blocker Altimar Merger Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DLLCA, Altimar and the applicable Surviving Fathom Blocker shall consummate its respective Blocker Altimar Merger, pursuant to which each Surviving Fathom Blocker shall be merged with and into Altimar, following which the separate existence of each Surviving Fathom Blocker shall cease and Altimar shall continue as the surviving entity in such Blocker Altimar Merger.

Section 2.06 The Fathom Merger.

(a) Immediately following the Blocker Altimar Mergers, on the terms and subject to the conditions set forth herein, on the Closing Date, Fathom and Fathom Merger Sub shall cause the Fathom Merger to be consummated by filing a certificate of merger (the “Fathom Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of such filing, or such later time as may be agreed in writing by Fathom and Altimar and specified in the Fathom Certificate of Merger, being the “Fathom Effective Time”).

(b) At the Fathom Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DLLCA, Fathom Merger Sub and Fathom shall consummate the Fathom Merger, pursuant to which Fathom Merger Sub shall be merged with and into Fathom, following which the separate existence of Fathom Merger Sub shall cease and Fathom shall continue as the Fathom Surviving Entity after the Fathom Merger.

Section 2.07 Effects of the Mergers.

(a) At the applicable Blocker Merger Effective Time, the effect of such Blocker Merger shall be as provided in this Agreement, the applicable Blocker Certificate of Merger and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, by virtue of the Blocker Merger and without further act or deed, at the applicable Blocker Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the applicable Blocker Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the applicable Blocker Surviving Entity, which shall include the assumption by such Blocker Surviving Entity of any and all agreements, covenants, duties and obligations of the respective Blocker Merger Sub set forth in this Agreement to be performed after such effective time.

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(b) At the applicable Blocker Altimar Merger Effective Time, the effect of such Blocker Altimar Merger shall be as provided in this Agreement, the applicable Blocker Altimar Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, by virtue of the Blocker Altimar Merger and without further act or deed, at the applicable Blocker Altimar Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the applicable Surviving Fathom Blocker shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Altimar, which shall include the assumption by Altimar of any and all agreements, covenants, duties and obligations of the respective Surviving Fathom Blocker set forth in this Agreement to be performed after such effective time.

(c) At the Fathom Effective Time, the effect of the Fathom Merger shall be as provided in this Agreement, the Fathom Certificate of Merger and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, by virtue of the Fathom Merger and without further act or deed, at the Fathom Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Fathom Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Fathom Surviving Entity, which shall include the assumption by the Fathom Surviving Entity of any and all agreements, covenants, duties and obligations of Fathom Merger Sub set forth in this Agreement to be performed after the Fathom Effective Time.

Section 2.08 Governing Documents; Directors and Officers.

(a) At the Fathom Effective Time, by virtue of the Fathom Merger and in accordance with the DLLCA, the Fathom LLCA shall be amended and restated in its entirety as set forth on Exhibit G attached hereto (the “Fathom Operating Agreement”), and, as so amended and restated, shall from and after the Fathom Effective Time be the limited liability company agreement of the Fathom Surviving Entity until duly amended in accordance with its terms and the DLLCA. At the Fathom Effective Time, the officers of Fathom immediately prior to the Fathom Merger shall continue as the officers of the Fathom Surviving Entity, each to hold office in accordance with the Fathom Operating Agreement.

(b) At the applicable Blocker Merger Effective Time, by virtue of such Blocker Merger and in accordance with the DLLCA, if and as applicable, (i) the certificate of formation of Fathom Blocker 1, Fathom Blocker 2 and Fathom Blocker 3, each as in effect immediately prior to the effective time of the applicable Blocker Merger, shall become the certificate of formation of Surviving Fathom Blocker 1, Surviving Fathom Blocker 2 and Surviving Fathom Blocker 3, and (ii) the limited liability company agreement of Fathom Blocker 1, Fathom Blocker 2 and Fathom Blocker 3 shall be amended and restated in its entirety to be in the form agreed by Fathom and Altimar (each, a “Surviving Blocker Operating Agreement”). Surviving Fathom Blocker 1, Surviving Fathom Blocker 2 and Surviving Fathom Blocker 3 shall be “member managed” by Altimar as their sole member in accordance with the applicable Surviving Blocker Operating Agreement and the DLLCA.

(c) At the applicable Blocker Altimar Merger Effective Time, by virtue of such Blocker Altimar Merger and in accordance with the DGCL and the DLLCA, if and as applicable, (i) the Altimar Charter shall become the certificate of incorporation of Surviving Altimar Entity, and (ii) the Altimar Bylaws shall become the bylaws of the Surviving Altimar Entity.

(d) The Altimar Charter and the Altimar Bylaws shall continue in effect as amended and restated until thereafter duly amended in accordance with their terms and the DGCL.

Section 2.09 Altimar Cash Contribution. At the Closing, immediately following the Blocker Mergers, the Blocker Altimar Mergers and the Fathom Merger, on the terms and subject to the conditions set forth herein, Altimar shall contribute, from the Trust Account, the Balance Sheet Contribution Amount to the Fathom Surviving Entity, as a capital contribution in exchange for a portion of the New Fathom Class A Units acquired

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by Altimar in connection with the Fathom Merger (and no additional equity interest in Fathom) (the “Altimar Cash Contribution”).

Section 2.10 Further Assurances. If, at any time after the Closing, any further action is reasonably necessary to carry out the purposes of this Agreement, Altimar and Fathom and the applicable directors, officers, members and managers of Altimar (as the Altimar Surviving Entity) and Fathom (as the Fathom Surviving Entity) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III

CONSIDERATION; EFFECTS OF THE TRANSACTIONS

Section 3.01 Fathom Consideration; Effects of the Fathom Merger and Blocker Mergers. Blocker Altimar Mergers.

(a) Fathom Consideration. The total consideration to be paid to the Fathom Blocker Owners and the Continuing Fathom Unitholders at the Closing shall equal the aggregate of (w) the Closing Cash Consideration, (x) the Closing Seller Equity Consideration and (y) the Fathom Earnout Consideration (together, the “Fathom Consideration”). At the Closing, Altimar shall, subject to delivery of a duly executed and completed Letter of Transmittal in accordance with Section 4.05, (i) cause the Paying Agent to pay to each Fathom Blocker Owner and Continuing Fathom Unitholder, by wire transfer of immediately available funds to such account or accounts as set forth in such Letter of Transmittal, each such Person’s portion of the Closing Cash Consideration, if any, as set forth in the Allocation Schedule, (ii) issue and deliver to each Fathom Blocker Owner, such number of Altimar Class A Common Stock and Fathom Earnout Class A Common Stock as set forth in the Allocation Schedule and (iii) issue and deliver to each Continuing Fathom Unitholder, such number of New Fathom Class A Units (together with an equal number of shares of Altimar Class B Common Stock issued for cash at par value) and Fathom Earnout Class A Units as set forth in the Allocation Schedule.

(b) The Blocker Mergers. On the terms and subject to the conditions set forth herein, at the effective time of each Blocker Merger, by virtue of such Blocker Merger and without any further action on the part of any Party or the holders of any securities of the applicable Fathom Blocker or Blocker Merger Sub, the following shall occur:

(i) All limited liability company interests of Blocker Merger Sub 1, Blocker Merger Sub 2 and Blocker Merger Sub 3 that are issued and outstanding immediately prior to the applicable Blocker Merger Effective Time will be converted into, and shall thereafter represent, one validly issued limited liability company unit of Surviving Fathom Blocker 1, Surviving Fathom Blocker 2 and Surviving Fathom Blocker 3, respectively, and shall constitute the total amount of all issued and outstanding limited liability company interests of the applicable Blocker Surviving Entity as of immediately following the effective time of such Blocker Merger.

(ii) The equity interests of each Fathom Blocker that are issued and outstanding immediately prior to the effective time of the applicable Blocker Merger will be converted into, and the applicable Fathom Blocker Owner shall be entitled to receive, in the aggregate with respect to all equity interests of such Fathom Blocker held by such Fathom Blocker Owner, the applicable portion of the Closing Cash Consideration, the Closing Seller Equity Consideration (in the form of shares of Altimar Class A Common Stock) and the Fathom Earnout Consideration (in the form of shares of Fathom Earnout Class A Common Stock) as set forth in the Allocation Schedule. At the applicable Blocker Merger Effective Time, all equity interests in the applicable Fathom Blocker outstanding immediately prior to the Blocker Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holders shall thereafter cease to have any rights with respect to such securities.

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(c) The Blocker Altimar Mergers.

(i) On the terms and subject to the conditions set forth herein, at the effective time of each Blocker Altimar Merger, by virtue of such Blocker Altimar Merger and without any further action on the part of any Party or the holders of any securities of the applicable Fathom Blocker or Blocker Merger Sub, all limited liability company interests of Surviving Fathom Blocker 1, Surviving Fathom Blocker 2 and Surviving Fathom Blocker 3 that are issued and outstanding immediately prior to the applicable Blocker Altimar Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder shall thereafter cease to have any rights with respect to such securities.

(d) Fathom Merger. On the terms and subject to the conditions set forth herein, at the Fathom Effective Time, by virtue of the Fathom Merger and without any further action on the part of any Party or the holders of any securities of Fathom, the following shall occur:

(i) The Fathom Units issued and outstanding immediately prior to the Fathom Effective Time (other than the Fathom Units that are owned by Altimar) will be converted into, and the holders of such Fathom Units shall be entitled to receive, in the aggregate with respect to all Fathom Units held by such holder, the applicable portion of the Closing Cash Consideration, the Closing Seller Equity Consideration (in the form of New Fathom Class A Units and an equal number of shares of Altimar Class B Common Stock issued at par value for cash) and the Fathom Earnout Consideration (in the form of Fathom Earnout Class A Units and an equal number of shares of Altimar Class B Common Stock issued at par value for cash) as set forth in the Allocation Schedule. All such Fathom Units shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holders shall thereafter cease to have any rights with respect to such securities.

(ii) The Fathom Units issued and outstanding immediately prior to the Fathom Effective Time that are owned by Altimar shall be entitled to receive, in the aggregate with respect to all Fathom Units held directly by Altimar, (A) New Fathom Class A Units, as set forth in the Allocation Schedule and (B) managing member interests in Fathom. All such Fathom Units shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holders shall thereafter cease to have any rights with respect to such securities.

(iii) The limited liability company interests of Fathom Merger Sub issued and outstanding immediately prior to the Fathom Effective Time will be converted into, and shall thereafter represent, in the aggregate, New Fathom Class A Units, as set forth in the Allocation Schedule. From and after the Fathom Effective Time, all such limited liability company interests of Fathom Merger Sub shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder shall thereafter cease to have any rights with respect to such securities.

Section 3.02 Issuance of Altimar Common Stock. Unless otherwise determined by the board of directors of Altimar following the Closing, or as required pursuant to any Subscription Agreement, Altimar Common Stock shall be uncertificated, with record ownership reflected only in the stock transfer ledger of Altimar.

Section 3.03 Earnout Shares.

(a) In connection with the Closing, and as provided in Section 3.01(a), Altimar shall issue to each holder of Altimar Class A Common Stock and/or New Fathom Class A Units indicated in the Allocation Schedule the number of Fathom Earnout Shares set out in the Allocation Schedule, in each case subject to the vesting and forfeiture set forth in the Investor Rights Agreement and the Fathom Operating Agreement.

(b) Prior to vesting, the Fathom Earnout Shares shall not entitle the holder thereof to any voting or dividend rights otherwise granted to holders of Altimar Class A Common Stock and New Fathom Class A Units (if any).

(c) In the event that after the Closing and prior the expiration of the Earnout Period, there is a Change of Control of Altimar (or a definitive agreement providing for a Change of Control of Altimar has been

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entered into prior to the expiration of the Earnout Period and such Change of Control of Altimar is ultimately consummated, even if such consummation occurs after the expiration of the Earnout Period), shall be automatically vested upon such Change of Control of Altimar pursuant to Article III, unless the per share consideration to be received by the holders of Altimar Class A Common Stock in such Change of Control of Altimar transaction is less than the vesting threshold applicable to the applicable Fathom Earnout Shares.

Section 3.04 Award Issuances under the Omnibus Incentive Plan. All vested time-based phantom equity awards held by the Phantom Equityholders who are employed by or performing services for Fathom or its Subsidiaries or Affiliates as of the Closing shall be forfeited and cancelled and such Phantom Equityholders shall receive grants of restricted shares (“Restricted Shares”) of Altimar Class A Common Stock under the Omnibus Incentive Plan and such Restricted Shares shall not vest until the date the Form S-8 is filed registering the Omnibus Incentive Plan securities; provided, that, the vested, unrestricted shares received in settlement of the Restricted Shares (as provided in the Omnibus Incentive Plan) shall be subject to such other transfer restrictions as set forth in the award agreements related thereto. All time-based phantom equity awards and performance-based phantom equity awards held by Phantom Equityholders that are not employed by or performing services for Fathom or its Subsidiaries or Affiliates shall be forfeited and cancelled as of the Closing. All unvested time-based phantom equity awards and performance-based phantom equity awards held by the Phantom Equityholders who are employed by or performing services for Fathom or its Subsidiaries or Affiliates as of the Closing shall be forfeited and cancelled and such Phantom Equityholders shall receive grants of restricted stock units (“RSUs”) with respect to Altimar Class A Common Stock under the Omnibus Incentive Plan and such RSUs shall be subject to time-based vesting or performance-based vesting and such other transfer restrictions as set forth in the Omnibus Incentive Plan and the award agreements related thereto. At least five (5) days prior to the Closing, Fathom and its Subsidiaries and Affiliates shall take all actions reasonably necessary to effectuate the actions required under this Section 3.04 including delivering any required notices, obtaining any necessary approvals or consents. Notwithstanding anything herein to the contrary, the actions described in this Section 3.04 are subject to the approval of the Omnibus Incentive Plan Proposal.

Section 3.05 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Paying Agent and the Altimar Parties, Altimar, the Altimar Surviving Entity, the Blocker Surviving Entities and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise deliverable or payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such delivery and payment under the Code or any other applicable Law; provided, that if any payment to any Fathom Blocker Owner or Continuing Fathom Unitholder (other than any Fathom Employees in their capacities as such) hereunder is subject to deduction and/or withholding (other than as a result of a failure to deliver the deliverables set forth in Sections 11.02(e) or 11.02(f) or, in the case of any Continuing Fathom Unitholder, a validly completed IRS Form W-9 pursuant to the Continuing Unitholder Letter of Transmittal), then Altimar shall (i) provide notice to Fathom as soon as reasonably practicable after such determination and in no event later than two (2) Business Days prior to such anticipated payment and (ii) reasonably cooperate with Fathom to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that such amounts are withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE IV

CLOSING TRANSACTIONS; ADJUSTMENT TO MERGER CONSIDERATION

Section 4.01 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or (to the

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extent permitted by applicable Law) waiver of the conditions set forth in Article XI (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as Altimar and Fathom may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 4.02 Payments at the Closing.

(a) At the Closing, Altimar shall use a portion of the Available Cash Amount equal to the Debt Pay-Down Amount to repay or cause to be repaid the Indebtedness of Fathom and its Subsidiaries set forth on Schedule 4.02(a). No later than three (3) Business Days prior to the Closing, Fathom shall deliver to Altimar a statement setting forth the amount(s) of any Indebtedness to be paid at the Closing in accordance with this Section 4.02(a), together with customary payoff letters (each, a “Payoff Letter”) which shall indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable related to each such applicable item of Indebtedness (each, the “Payoff Amount”).

(b) At the Closing, Altimar shall use a portion of the Available Cash Amount to pay, or cause to be paid, the Altimar Transaction Expenses and Fathom Transaction Expenses in the amounts and in accordance with the wire transfer instructions set forth in the reports to be delivered pursuant to Section 4.03.

Section 4.03 Expense Amounts.

(a) No sooner than five (5) or later than three (3) Business Days prior to the Closing Date, Fathom shall provide to Altimar a written report setting forth a list of the following fees and expenses incurred by or on behalf of Fathom (including its direct and indirect equityholders) in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the Closing: (i) the fees and disbursements of outside counsel to Fathom (including its direct and indirect equityholders), (ii) the fees and expenses of accountants to Fathom, (iii) the fees and expenses of other advisers to Fathom, (iv) the fees and disbursements of bona fide third-party investment bankers and financial advisors to Fathom, (v) any premiums, fees, disbursements or expenses incurred in connection with any tail insurance policy for the directors’ and officers’ liability insurance of Fathom, (vi) any costs, fees and expenses associated with refinancing or repricing the existing Indebtedness of Fathom, the Fathom Blockers or their respective Subsidiaries (in accordance with this Agreement), (vii) the costs, fees and expenses required to be reimbursed to certain members as set forth in the Fathom LLCA, (viii) fifty percent (50%) of the Transfer Taxes and (ix) all transaction bonuses, change in control or similar payments, sale bonuses or other similar compensation payable to any Fathom Employee (excluding, for the avoidance of doubt, all issuances occurring under the Omnibus Incentive Plan), in each case, to the extent incurred in connection with the Transactions (including any employment Taxes with respect to the amounts set forth in the foregoing clause (ix)) (collectively, the “Fathom Transaction Expenses”).

(b) No sooner than five (5) or later than three (3) Business Days prior to the Closing Date, Altimar shall provide to Fathom a written report setting forth a list of the following fees and expenses incurred by or on behalf of Altimar in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the Closing: (i) the fees and disbursements of outside counsel to Altimar (including its direct and indirect equityholders), (ii) the fees and expenses of accountants to Altimar, (iii) the fees and expenses of the consultants and other advisors to Altimar, (iv) the fees and disbursements of bona fide third-party investment bankers and financial advisors to Altimar, (v) the placement fee and any other fees, costs or expenses incurred in connection with the PIPE Investment, (vi) all filing fees payable by any Party pursuant to Antitrust Laws in connection with the Transactions, (vii) all exchange listing fees payable by any Party in

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connection with the Transactions, (viii) any premiums, fees, disbursements, costs or expenses incurred in connection with any tail insurance policy for the directors’ and officers’ liability insurance of Altimar, (ix) fifty percent (50%) of the Transfer Taxes, (x) the fees, disbursements and expenses of advisors (1) set forth on Schedule 4.03(b) that were retained at the request of Fathom or (2) that are retained following the Execution Date at the request of Fathom, and (xi) all printer fees, transfer agent fees and proxy solicitation fees, in each case, incurred in connection with the Transactions (collectively, the “Altimar Transaction Expenses”); provided, however, that (A) in no event shall the Altimar Transaction Expenses in respect of the amounts contemplated by clauses (i) through (viii) exceed $27,000,000, (B) the Altimar Transaction Expenses in respect of the amounts contemplated by clauses (ix), (x) and (xi) shall not be subject to the cap set forth in clause (A) of this Section 4.03(b), and (C) to the extent that the amounts contemplated by clauses (ix), (x) and (xi) exceed (I) $1,300,000, when taken together, and (II) $27,000,000, when combined with up to $25,700,000 of the aggregate amounts contemplated by clauses (i) through (viii), the Founders shall not be required to fund additional cash to the balance sheet of Altimar to pay for any such excess. For the avoidance of doubt, fees and expenses incurred by or on behalf of Altimar in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions that are not otherwise captured by the foregoing clauses (i) through (xi) shall not constitute Altimar Transaction Expenses.

Section 4.04 Closing Statement; Allocation Schedule.

(a) At least one (1) Business Day prior to the Special Meeting, Fathom shall prepare and deliver to Altimar the Allocation Schedule, prepared in a manner consistent with the definition thereof, together with reasonable supporting details. The Allocation Schedule and the calculations set forth therein shall be (i) as of the time of such delivery, and will be as of immediately prior to the Fathom Effective Time, determined in accordance with the applicable provisions of this Agreement and the organizational documents of Fathom, all applicable Laws and, in the case of any equity awards, the Omnibus Incentive Plan and any applicable grant or similar agreement with respect to the Omnibus Incentive Plan and (ii) as of the time of delivery of the Allocation Schedule, true and correct in all respects. Altimar and its Subsidiaries shall be entitled to rely upon the Allocation Schedule, and in no event will Altimar or any of its Affiliates have any liability to any Fathom Blocker Owner, Continuing Fathom Unitholder, or any other Person with respect to the allocation of the Closing Cash Consideration, the Closing Seller Equity Consideration, the Fathom Earnout Consideration payable under this Agreement or pursuant to the Transactions provided such payments and/or issuances are made in accordance with the terms hereof and as set forth in the Allocation Schedule; provided, however, that in no event shall the amounts set forth on the Allocation Schedule result in, or require Altimar, the Fathom Surviving Entity or any other Person to issue or pay hereunder, an amount greater than the aggregate consideration as set forth in Section 3.01.

(b) At least one (1) Business Day prior to the Special Meeting and in any event not earlier than the time that holders of Cayman Class A Ordinary Shares may no longer elect redemption in accordance with the Altimar Stockholder Redemption, Altimar shall prepare and deliver to Fathom a statement (the “Altimar Closing Statement”) setting forth in good faith: (i) the aggregate amount of cash in the Trust Account (prior to giving effect to any redemption rights that have been exercised in connection with the Altimar Stockholder Redemption); (ii) the aggregate amount of all payments required to be made in connection with the Altimar Stockholder Redemption; (iii) the Available Cash Amount resulting therefrom; (iv) the number of shares of Altimar Class A Common Stock to be outstanding as of immediately prior to the Closing after giving effect to any redemptions in connection with the Altimar Stockholder Redemption; and (v) the PIPE Investment Proceeds received and to be received in connection with the Transaction prior to the Closing, in each case, including reasonable supporting detail therefor. The Altimar Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the Altimar Closing Statement until the Closing, Altimar shall (x) provide Fathom and its Representatives with reasonable access on a confidential basis, at reasonable times during normal business hours and upon reasonable prior notice to the books and records of Altimar and its Subsidiaries related to the Altimar Closing Statement and to senior management personnel of

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Altimar and its Subsidiaries, in each case, to the extent reasonably requested by Fathom or any of its Representatives and solely in connection with their review of the Altimar Closing Statement, provided, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Altimar and its Subsidiaries, and (y) consider in good faith any comments to the Altimar Closing Statement provided by Fathom prior to the Closing Date.

Section 4.05 Exchange Procedures.

(a) Continental Stock Transfer & Trust Company (the “Paying Agent”) shall act as paying agent in effecting the exchanges provided for herein. As promptly as practicable after the Execution Date, Altimar shall enter into a customary paying agent agreement with the Paying Agent, in a form reasonably acceptable to Fathom.

(b) Promptly following the Execution Date and no later than twenty-five (25) Business Days prior to the Closing Date, Fathom shall mail or otherwise deliver, or Altimar shall cause the Paying Agent to mail or otherwise deliver, to (i) each Fathom Blocker Owner, a letter of transmittal in such customary form as reasonably agreed to between Fathom, the Fathom Blockers and Altimar (the “Blocker Letter of Transmittal”) and (ii) each Continuing Fathom Unitholder, a letter of transmittal in such customary form as reasonably agreed to between Fathom and Altimar (the “Continuing Unitholder Letter of Transmittal” and, together with the Blocker Letter of Transmittal, the “Letters of Transmittal”), with the terms and conditions of such Letters of Transmittal to not be inconsistent with the terms hereof, including with respect to the non-survival of representations and warranties, and customary representations and warranties as to title, authorization, execution and delivery, together with a request that each Fathom Blocker Owner and Continuing Fathom Unitholder deliver a duly executed Letter of Transmittal, together with any other customary documents contemplated thereby (including any stock certificates), to the Paying Agent no less than three (3) Business Days prior to the Closing Date. Until a duly, completely and validly executed Letter of Transmittal has been delivered as contemplated by this Section 4.05, from and after the Closing, each former Fathom Unit and each former equity interest in a Fathom Blocker shall be deemed at all times to represent only the right to receive upon delivery of such Letter of Transmittal the consideration to which such Fathom Blocker Owner or Continuing Fathom Unitholder is entitled pursuant to Article III. For the avoidance of doubt, delivery of any Letter of Transmittal shall not be a condition to or otherwise delay the Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF FATHOM

Except as set forth in the Fathom Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), Fathom represents and warrants to the Altimar Parties as follows:

Section 5.01 Organization. Fathom has been duly formed as a limited liability company and is validly existing and is in good standing under the Laws of the State of Delaware. Fathom has all requisite power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to be in good standing or to have such corporate power and authority would not, individually or in the aggregate, constitute a Material Adverse Effect. The copies of the organizational documents of Fathom, as in effect on the Execution Date, previously made available by Fathom to Altimar are (i) true, correct and complete and (ii) in full force and effect. Fathom has the requisite power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified,

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except where failure to be so licensed or qualified has not had and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Fathom is not in violation of any of the provisions of its organizational documents.

Section 5.02 Subsidiaries. The Subsidiaries of Fathom as of the Execution Date are set forth on Schedule 5.02 of the Fathom Schedules. Each of Fathom’s Subsidiaries is duly formed or organized, validly existing and in good standing (or the equivalent, to the extent such concept applies) under the laws of its jurisdiction of formation or organization. Each of Fathom’s Subsidiaries has the power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to have such power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of Fathom is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

Section 5.03 Due Authorization. Fathom has all requisite corporate or other organizational power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the board of directors, managing member or equivalent governing body of Fathom, and, upon the Fathom Written Consent and the Fathom Blocker Written Consents becoming effective, no other organizational or equivalent proceeding on the part of Fathom, its Subsidiaries or any of their members or equityholders is necessary to authorize, approve or adopt this Agreement or such Transaction Agreements or to authorize the performance of Fathom and its Subsidiaries hereunder or consummate the transactions contemplated hereby or thereby. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by Fathom and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a legal, valid and binding obligation of Fathom, enforceable against Fathom in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”). The Fathom Written Consent and the Fathom Blocker Written Consents are the only approval of the holders of any class or series of equity of Fathom required to approve and adopt this Agreement and approve the Transactions contemplated hereby.

Section 5.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05, the execution, delivery and performance of this Agreement and each Transaction Agreement to which Fathom is party by Fathom and the consummation of the transactions contemplated hereby and thereby or by any Transaction Agreement do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the certificate of formation, Fathom LLCA or other organizational documents of Fathom (including any shareholders’ or investor rights agreement to which Fathom is a party), (b) violate, conflict with, result in a breach of any provision of or the loss of any benefits under, or result in the breach of any provision or default by Fathom or any of its Subsidiaries under, or require any filing, registration or qualification under, any applicable Law, (c) require any consent, waiver or other action by any Person under, violate, conflict with, or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify under, accelerate the performance required by, or, except for any

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payments or compensation to Fathom Employees that are Fathom Transaction Expenses, result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Material Contract, whether or not set forth on Schedule 5.12(a), or Lease, (d) result in the creation of any Lien upon any of the properties, rights or assets of Fathom or any of its Subsidiaries, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien or (f) conflict with or result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, (i) in the case of clause (b) above, for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, and (ii) in the case of clauses (c), (d), (e) and (f) above, for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

Section 5.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Altimar and the Fathom Blockers contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority (collectively, “Governmental Filings”) is required on the part of Fathom or any of its Subsidiaries with respect to Fathom’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Laws or applicable Foreign Investment Laws, (b) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, (c) as otherwise disclosed on Schedule 5.05 of the Fathom Schedules, and (d) the filing with the SEC of (i) the Registration Statement and Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby and (e) the filing of the Fathom Certificate of Merger.

Section 5.06 Capitalization.

(a) As of the Execution Date, the authorized equity interests of Fathom consist of (i) 5,480,610.57 Class A Common Units, of which 5,480,610.57 are issued and outstanding, 2,242,981.34 Class B Common Units, of which 2,242,981.34 are issued and outstanding and 1,167,418.10 Fathom Class A Preferred Units, of which 1,167,418.10 are issued and outstanding. Schedule 5.06 of the Fathom Schedules sets forth, as of the Execution Date, a true, correct and complete list of all of the issued and outstanding membership, limited liability company and other equity, ownership, profit, voting or similar interests in, or securities of, Fathom, together with all interests or securities convertible into or exchangeable or exercisable for any of the foregoing and all rights, commitments or arrangements to subscribe for or acquire (or obligations or commitments of Fathom to issue, sell or otherwise transfer) any such interests or securities (collectively, “Fathom Units”), including, in each case, (a) the record and beneficial owners thereof, (b) the number and class of Fathom Units or other interest or security held by each such record and beneficial owner and (c) the vesting schedule thereof (if applicable). Except as set forth on Schedule 5.06(a), as of the Execution Date there are no other Fathom Units or other equity interests of Fathom issued or outstanding. As of the Execution Date, all of the issued and outstanding Fathom Units (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, (iii) were not issued in violation of any preemptive or similar rights or Contract and (iv) are fully vested.

(b) Except as set forth on Schedule 5.06(b), as of the Execution Date there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Fathom Units or the equity interests of Fathom, or any other Contracts to which Fathom is a party or by which Fathom is bound obligating Fathom to issue or sell any shares of capital stock of, other equity interests in or

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debt securities of, Fathom, (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Fathom, (iii) no outstanding contractual obligations of Fathom to repurchase, redeem or otherwise acquire any securities or equity interests of Fathom or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, and (iv) no outstanding bonds, debentures, notes or other indebtedness of Fathom having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Fathom’s equityholders may vote. Except as set forth on Schedule 5.06(b)(v), as of the Execution Date Fathom is not party to any (i) voting trusts, proxies, equityholders agreements, registration rights agreements relating to its equity interests or other similar agreements or understandings to which any Subsidiaries of Fathom is a party or by which any Subsidiary of Fathom is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, or (ii) obligations or commitments of Fathom or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Fathom Units or the equity interests of Fathom. Except for Fathom Subsidiary Securities, neither Fathom nor any of its Subsidiaries owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person.

(c) The organizational documents of Fathom provided to Altimar on or prior to the date hereof are true and, with the exception of any redactions, complete, and contain all of the relevant provisions pursuant to which the Allocation Schedule shall be determined.

Section 5.07 Capitalization of Subsidiaries.

(a) All of the outstanding ownership interests in each Subsidiary of Fathom are owned by Fathom, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws and Liens securing obligations under any Fathom Financing Agreements) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. Schedule 5.07(a) of the Fathom Schedules sets forth, as of the Execution Date, a true, correct and complete list of all of the issued and outstanding membership, limited liability company and other equity, ownership, profit, voting or similar interests in, or securities of, the Subsidiaries of Fathom, together with all interests or securities convertible into or exchangeable or exercisable for any of the foregoing and all rights, commitments or arrangements to subscribe for or acquire (or obligations or commitments of Fathom to issue, sell or otherwise transfer) any such interests or securities of Fathom’s Subsidiaries (collectively, “Fathom Subsidiary Securities”), including, in each case, (a) the record and beneficial owners thereof and (b) the number and class of units, shares or other interest or security held by each such record and beneficial owner. Except as set forth on Schedule 5.07(a), as of the Execution Date there are no other Fathom Subsidiary Securities or other equity interests of Fathom or its Subsidiaries authorized, reserved, issued or outstanding. As of the Execution Date, all of the issued and outstanding Fathom Subsidiary Securities (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law and (iii) were not issued in violation of any preemptive or similar rights or Contract.

(b) Except as set forth on Schedule 5.07(b), as of the Execution Date, for each Subsidiary of Fathom, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Fathom Subsidiary Securities or the equity interests of any Subsidiary of Fathom, or any other Contracts to which a Subsidiary of Fathom is a party or by which a Subsidiary of Fathom is bound obligating Fathom or its Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Fathom or its Subsidiaries, (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any Subsidiaries of Fathom, (iii) no outstanding contractual obligations of Fathom or its Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of Fathom or its Subsidiary or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital

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contribution or otherwise) in any other Person, and (iv) no outstanding bonds, debentures, notes or other indebtedness of Fathom or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of Fathom’s Subsidiaries may vote. Except as set forth on Schedule 5.07(b)(v), as of the Execution Date Fathom is not party to any (i) voting trusts, proxies, equityholders agreements, registration rights agreements relating to its equity interests or other similar agreements or understandings to which any Subsidiary of Fathom is a party or by which any Subsidiary of Fathom is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, or (ii) obligations or commitments of Fathom or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Fathom Subsidiary Securities or the equity interests of Fathom. Except for Fathom Subsidiary Securities, neither Fathom nor any of its Subsidiaries owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person.

Section 5.08 Financial Statements.

(a) Attached as Schedule 5.08 of the Fathom Schedules are true, accurate and complete copies of (a) the audited consolidated and combined balance sheets of Fathom and its Subsidiaries as of December 31, 2019 and December 31, 2020 together with the related notes and financial statement schedule and the auditor’s reports thereon (the “Audited Financial Statements”) and (b) unaudited and adjusted financial information of Fathom and its Subsidiaries, as of March 31, 2021 and for the three-month period ended March 31, 2021 (the “Interim Financial Information”).

(b) The Audited Financial Statements, together with related notes, have been prepared in accordance with GAAP on a consistent basis throughout the periods involved, except as disclosed therein, and present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of Fathom and its Subsidiaries, as applicable, as of the dates and for the periods indicated in such Audited Financial Statements. The Interim Financial Information is prepared on the basis set forth in notes thereto and presents fairly, in all material respects, the consolidated and combined financial position of Fathom and its Subsidiaries, as applicable, as of the dates, for the periods and subject to the adjustment indicated in such Interim Financial Information.

(c) The PCAOB Audited Financials, together with related notes, when delivered by Fathom, shall be prepared in accordance with GAAP on a consistent basis throughout the periods involved, except as disclosed therein, and present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of Fathom and its Subsidiaries, as applicable, as of the dates and for the periods indicated in such PCAOB Audited Financials. Except for the presentation of segments, the presentation of cash, accounts receivables, operating liabilities and billings set forth in the PCAOB Audited Financials shall be the same as that set forth in the Audited Financial Statements, in each case except for any immaterial differences.

Section 5.09 Outstanding Indebtedness. Schedule 5.09 sets forth (a) a list of all outstanding liabilities exceeding $1,000,000 of Fathom and its Subsidiaries described in clauses (a), (b) and (c) of the definition of Indebtedness, (including the Person or Persons to whom it is owed and the principal amount outstanding), (b) the Liens that relate to such Indebtedness and the name of each lender thereof, and (c) a list of all public issuances made directly or indirectly through any other Person (including by the use of any securitization trust or similar mechanism) by Fathom or any of its Subsidiaries of notes or securities, including the authorized amounts, the issued amounts as of the date hereof, the nature and amount of collateral securing such Indebtedness (if any) and the material terms of each such issuance. With respect to its outstanding Indebtedness, to the knowledge of Fathom, (i) Fathom has obtained and is in full compliance with all of the necessary authorizations and consents, (ii) no default or event of default (or any event or circumstance that constitutes, or with the giving of notice or passage of time would constitute, a default or event of default) thereunder has occurred and is continuing, (iii) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall constitute a default or event of default thereunder; and (iv) there exists no actual or, to the knowledge of Fathom, threatened acceleration or other exercise of remedies thereunder.

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Section 5.10 Undisclosed Liabilities and Indebtedness.

(a) As of the Execution Date, neither Fathom nor any of its Subsidiaries has any material Liability, debt or obligation required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities and obligations (a) reflected or reserved for in the Audited Financial Statements or disclosed in any notes thereto or in the Interim Financial Information or disclosed in any notes thereto, (b) that have arisen since March 31, 2021 in the ordinary course of business of Fathom and its Subsidiaries, (c) arising under this Agreement and/or the performance by Fathom of its obligations hereunder, including transaction expenses, (d) disclosed in the Fathom Schedules, or (e) that would not reasonably be expected, individually or in the aggregate, to be material to Fathom and its Subsidiaries, taken as a whole.

Section 5.11 Litigation and Proceedings. Except for Actions under any Tax Law (as to which certain representations and warranties are made pursuant to Section 5.15), as of the Execution Date, there are no pending or, to the knowledge of Fathom, threatened, Actions and, to the knowledge of Fathom, there are no pending or threatened investigations, in each case, against Fathom or any of its Subsidiaries or any of their properties, rights or assets, including any condemnation or similar proceedings, that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a Material Adverse Effect. There is no Governmental Order or, to the knowledge of Fathom, any continuing investigation by a Governmental Authority imposed upon or, to the knowledge of Fathom, threatened in writing against Fathom or any of its Subsidiaries or any of their properties, rights or assets that would, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon Fathom or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole or which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Fathom or its Subsidiaries to consummate the Transactions.

Section 5.12 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not been, and would not be, individually or in the aggregate, material to Fathom and its Subsidiaries, taken as a whole, Fathom and its Subsidiaries are, and since December 31, 2018 have been, in compliance with all applicable Laws and Governmental Orders. Fathom and its Subsidiaries hold, and since December 31, 2018 have held, all licenses, approvals, consents, registrations, franchises and permits (the “Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole. From December 31, 2018, (i) neither Fathom nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and (ii) to the knowledge of Fathom, no assertion or Action of any violation of any Law, Governmental Order or Permit by Fathom or any of its Subsidiaries is currently threatened against Fathom or any of its Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business), in each case of (i) and (ii), except as would not, individually or in the aggregate, be material to Fathom and its Subsidiaries, taken as a whole. As of the Execution Date, no investigation or review by any Governmental Authority with respect to Fathom or any of its Subsidiaries is pending or, to the knowledge of Fathom, threatened and no such investigations have been conducted by any Governmental Authority since December 31, 2018, in each case, other than those the outcome of which would not reasonably be expected to be, individually or in the aggregate, material to Fathom and its Subsidiaries, taken as a whole.

(b) Fathom and its Subsidiaries and, to the knowledge of Fathom, any Person acting for or on behalf of Fathom or its Subsidiaries currently comply in all material respects with and have, since December 31, 2018, complied in all material respects with, all applicable Anti-Corruption Laws or Anti-Money

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Laundering Laws. Since December 31, 2018, (i) there has been no action taken by Fathom, its Subsidiaries, any of their respective officers or directors, nor to the knowledge of Fathom, any managers, members, employees, consultants, agents, representatives or sales intermediaries of Fathom or its Subsidiaries, in each case, acting on behalf of Fathom or its Subsidiaries, in material violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, (ii) none of Fathom, its Subsidiaries, any of their respective officers or directors, nor to the knowledge of Fathom, any managers, members, employees, consultants or agents of Fathom and its Subsidiaries, has been convicted of violating any Anti-Corruption Laws or Anti-Money Laundering Laws or subjected to any investigation by a Governmental Authority for a material violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) except as set forth on Schedule 5.12(b), none of Fathom, its Subsidiaries, any of their respective officers or directors, nor to the knowledge of Fathom, any managers, members, employees, consultants or agents of Fathom and its Subsidiaries, has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law (other than with respect to the submission by Fathom or one of its Subsidiaries of fraudulent activity reports to a Governmental Authority in connection with alleged or potential violations of Anti-Corruption Law or Anti-Money Laundering Law by customers of Fathom or one of its Subsidiaries) and (iv) none of Fathom, its Subsidiaries, any of their respective officers or directors, nor to the knowledge of Fathom, any managers, members, employees, consultants or agents of Fathom and its Subsidiaries, has received any written notice or citation, or to the knowledge of Fathom, any non-written notice, from a Governmental Authority for any actual or potential material noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

(c) None of Fathom, its Subsidiaries, any of their respective officers or directors, nor to the knowledge of Fathom, any managers, members, employees, consultants or agents of Fathom and its Subsidiaries, in each case, (i) is a Person with whom transactions are prohibited or limited under any Laws relating to economic sanctions, including those administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, or the Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury, (ii) since December 31, 2018, has knowingly engaged in any dealings or transactions with any person that, at the time of the dealing or transaction, is or was the subject or the target of broad territorial sanctions, including the Crimea region of Ukraine, Cuba, Iran, North Korea, or Syria, or (iii) has violated any Laws relating to economic sanctions since December 31, 2018.

(d) Fathom and its Subsidiaries have each timely filed (subject to valid extensions) all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Authority since December 31, 2018, and each has paid all fees and assessments due and payable in connection therewith, except, in each case, where the failure to do so would, individually or in the aggregate, not reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole.

(e) None of the Subsidiaries of Fathom are registered or required to be registered or licensed or required to be licensed (i) with the U.S. Commodity Futures Trading Commission or under applicable Law in any non-U.S. jurisdiction as a commodity pool operator, commodity trading advisor, futures commission merchant and/or introducing broker or (ii) as a bank, commodity broker-dealer, transfer agent, real estate broker, municipal advisor, insurance company or insurance broker.

(f) None of the CORE Nominees (as defined in the Investor Rights Agreement) are now, or have ever been, (i) ineligible or subject to disqualification, including pursuant to Section 203(e) or 203(f) of the Investment Advisers Act, to serve as an investment adviser or person associated with an investment adviser, (ii) subject to “bad actor disqualification” described in Rule 506(d) of the Securities Act, (iii) subject to any order of any Governmental Authority that enjoins it from engaging in or continuing any conduct or practice in connection with any activity involving the purchase or sale of any security or (iv) ineligible to serve as a broker-dealer or an “associated person” (within the meaning of section 3(a)(18) of the Exchange Act) of a

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broker-dealer under Section 15(b) of the Exchange Act (including being subject to any “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act).

Section 5.13 Contracts; No Defaults.

(a) Schedule 5.13(a) of the Fathom Schedules contains a true, correct and complete listing of all Contracts (other than Fathom Benefit Plans and purchase orders entered into in the ordinary course of business) described in clauses (i) through (xvii) of this Section 5.13(a) to which Fathom or any of its Subsidiaries is a party (together with all material amendments, waivers or other changes thereto) (all such Contracts, collectively, the “Material Contracts”), as of the Execution Date. True, correct and complete copies of the Material Contracts have been delivered to or made available to Altimar.

(i) Each Contract that Fathom reasonably anticipates will involve aggregate payments or consideration furnished by or to Fathom or by or to any of its Subsidiaries of more than $1,000,000 in the calendar year ended December 31, 2021 or any subsequent calendar year;

(ii) Each Fathom Financing Agreement;

(iii) Each Contract that is a definitive principal transaction, purchase and sale or similar agreement for the acquisition, directly or indirectly, of any Person or any business organization, division or unit thereof (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner) or the disposition of any material assets of Fathom or any of its Subsidiaries since August 31, 2018, in each case, involving payments or consideration in excess of $1,000,000;

(iv) Each lease, rental or occupancy agreement, installment and conditional sale agreement and each other Contract with outstanding obligations that (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property or (y) involves aggregate payments in excess of $1,000,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(v) Each joint venture or strategic alliance Contract, partnership agreement, limited liability company agreement or similar Contract (other than Contracts between Subsidiaries of Fathom) that is material to the business of Fathom and its subsidiaries, taken as a whole;

(vi) Each Contract requiring capital expenditures after the Execution Date in an amount in excess of $1,000,000 in the aggregate;

(vii) Each Contract (A) expressly prohibiting or restricting in any material respect the ability of Fathom or its Subsidiaries to engage in any business or industry, to sell or distribute any products, or to operate in any geographical area, or (B) that binds Fathom or its Subsidiaries to any non-competition, exclusive dealing or material non-solicitation obligations (other than customary employee non-solicitation provisions);

(viii) Each material Contract pursuant to which Fathom or any of its Subsidiaries: (x) grants any Person a right in or to any Owned Intellectual Property (excluding non-exclusive licenses granted to customers, contractors or other Persons in the ordinary course of business and licenses that are not the primary purpose of the Contract), or (y) is granted a right from any Person to use such Person’s Intellectual Property (excluding licenses granted to Fathom or its Subsidiaries for commercially available “off-the-shelf” software with annual aggregate fees of less than $1,000,000, licenses of Open Source Software, licenses of Software provided with any machine or equipment and licenses that are not the primary purpose of the Contract);

(ix) Each collective bargaining Contract or other Contract with any labor union, works council, or labor organization or association;

(x) Each sales commission or brokerage Contract that involves annual payments in excess of $1,000,000 or is not cancellable on 30 calendar days’ notice without payment or penalty;

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(xi) Each mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any Indebtedness or borrowing of money by or from Fathom or any of its Subsidiaries in excess of $1,000,000 (other than Contracts disclosed pursuant to Section 5.13(a)(ii));

(xii) Each Contract that is a currency or interest hedging arrangement;

(xiii) Each Contract that is a settlement, conciliation or similar Contract (A) with ongoing Liability in excess of $1,000,000 or (B) that includes any obligation (other than the payment of money) to be performed (other than any non-disclosure or confidentiality obligations) or the admission of wrongdoing by any of Fathom or its Subsidiaries or any of their respective officers or directors;

(xiv) Each Contract made other than in the ordinary course of business providing for (A) the grant of any preferential rights of first offer or first refusal to purchase or lease any material asset of Fathom or any Subsidiary, or (B) providing for any exclusive right to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of Fathom and any Subsidiary;

(xv) Each Contract under which Fathom or any of its Subsidiaries has agreed to purchase or sell goods or services from a vendor, supplier or other person on a preferred supplier or “most favored supplier” basis; and

(xvi) Each commitment to enter into agreement of the type described in clauses (i) through (xiii) of this Section 5.13(a).

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, and except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, as of the Execution Date, all of the Contracts listed or required to be listed pursuant to Section 5.13(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of Fathom or its Subsidiaries party thereto, and, to the knowledge of Fathom, represent the legal, valid and binding obligations of the other parties thereto, and, (iii) to the knowledge of Fathom, are enforceable by Fathom or its Subsidiaries to the extent a party thereto in accordance with their terms, in each case, in all material respects and subject to the Enforceability Exceptions. As of the Execution Date, except as would not reasonably be expected to be, individually or in the aggregate, material to Fathom and its Subsidiaries, taken as a whole, (w) none of Fathom, any of its Subsidiaries or, to the knowledge of Fathom, any other party thereto is or is alleged to be in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (x) neither Fathom nor any of its Subsidiaries has received any written or, to the knowledge of Fathom, oral claim or notice of material breach of or material default under any such Contract, (y) to the knowledge of Fathom, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Fathom or its Subsidiaries or, to the knowledge of Fathom, any other party thereto (in each case, with or without notice or lapse of time or both) and (z) no party to any such Contract that is a customer of or supplier to Fathom or any of its Subsidiaries that involves aggregate payments by or to Fathom or any of its Subsidiaries of more than $1,000,000 in the twelve-month period ended June 30, 2021, or in the calendar year 2021, or any subsequent calendar year has canceled or terminated its business with, or, to the knowledge of Fathom, threatened in writing to cancel, not renew, terminate or materially alter its business with, Fathom or any of its Subsidiaries.

Section 5.14 Fathom Benefit Plans.

(a) Schedule 5.14(a) of the Fathom Schedules sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including Multiemployer Plans), and any material stock purchase, stock option, phantom equity, restricted stock or restricted stock units or other equity or equity-based arrangement, severance, employment (other than offer letters or employment agreements that do not provide severance benefits, individual consulting, retention, change-in-control, fringe benefit, collective bargaining,

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bonus, incentive, deferred compensation, employee loan, vacation, disability, welfare and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which (i) any current or former employee, officer, director or independent contractor of Fathom or its Subsidiaries (the “Fathom Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by Fathom or any of its Subsidiaries or (ii) Fathom or any of its Subsidiaries has any present or future liability (each, a “Fathom Benefit Plan”).

(b) With respect to each Fathom Benefit Plan, Fathom has delivered or made available to Altimar copies of (i) each Fathom Benefit Plan and any trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description, if any, required under ERISA with respect to such Fathom Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments with respect to such Fathom Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such Fathom Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Fathom Benefit Plan and (vi) any non-routine communications with any Governmental Authority within the past three (3) years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, (i) each Fathom Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) to the knowledge of Fathom, all contributions required to be made with respect to any Fathom Benefit Plan on or before the Execution Date have been made and all obligations in respect of each Fathom Benefit Plan as of the Execution Date have been accrued and reflected in Fathom’s financial statements to the extent required by GAAP. Each Fathom Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification or (B) to the knowledge of Fathom, has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the knowledge of Fathom, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, neither Fathom nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Fathom or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(e) Neither Fathom nor any of its Subsidiaries nor any of its ERISA Affiliates, sponsored, maintained, or was required to contribute to, at any point during the six year period prior to the Execution Date, a multiemployer pension plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code. No Fathom Benefit Plan that is subject to the applicable Law of a jurisdiction outside the United States or that covers any employee, director, consultant or individual independent contractor residing or working outside the United States is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded Liabilities. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) that, together with Fathom or any of its Subsidiaries, is or was considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, with respect to the Fathom Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of Fathom, threatened.

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(g) Neither the execution and delivery of this Agreement by Fathom nor the consummation of the Merger will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration, funding, vesting or creation of any rights of any director, officer or employee of Fathom or its Subsidiaries to payments or benefits or increases in any payments or benefits or any loan forgiveness under any Fathom Benefit Plan, (ii) result in any bonus or severance pay or any material increase in bonus or severance pay upon any termination of employment of any Fathom Employee. or (iii) result in any new material obligation pursuant to any of the Fathom Benefit Plans.

(h) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of Fathom or any Subsidiary of Fathom who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, each Fathom Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2018 or its inception (whichever is later), and all applicable regulations and notices issued thereunder. No Fathom Benefit Plan provides for the gross-up of any Taxes imposed by Section 4999 or 409A of the Code.

(j) Except as has not had and would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries take as a whole, since January 1, 2018, (i) no allegations of sexual harassment or sexual misconduct have been made against any director, officer or, to the knowledge of Fathom, employee of Fathom or any of its Subsidiaries, and (ii) neither Fathom nor any of its Subsidiaries has entered into any settlement agreement or other Contract related to allegations of sexual harassment or sexual misconduct by any director, officer or employee of Fathom or any of its Subsidiaries.

Section 5.15 Labor Matters.

(a) Neither Fathom nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor organization, labor union or works council and no such agreements or arrangements are currently being negotiated by Fathom or its Subsidiaries. To the knowledge of Fathom, none of the Fathom Employees are represented by any labor organization or works council with respect to their employment with Fathom. To the knowledge of Fathom, as of the Execution Date, there are no activities or proceedings of any labor organization to organize any of the Fathom Employees and, as of the Execution Date, there is no material labor dispute or strike, material slowdown, material concerted refusal to work overtime, or material work stoppage against Fathom, in each case, pending or threatened. Since December 31, 2017, neither Fathom nor any of its Subsidiaries has implemented any plant closings or employee layoffs that would implicate the federal Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local plant closing or mass layoff statute, rule or regulation.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, each of Fathom and its Subsidiaries (i) is in material compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance and (ii) to the knowledge of Fathom, has not committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved.

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(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, to the knowledge of Fathom, Fathom and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) (i) All individuals who perform or have performed services for Fathom or any of its Subsidiaries have been properly classified under applicable Law (A) as employees or individual independent contractors and (B) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and applicable state Law), (ii) no such individual has been improperly included or excluded from any Fathom Benefit Plan, and (iii) neither Fathom nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, to the knowledge of Fathom, no employee of Fathom or its Subsidiaries at the level of senior vice president or above is in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to Fathom or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Fathom or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information of such former employer.

Section 5.16 Taxes. Except as would not constitute a Material Adverse Effect:

(a) All Tax Returns required by Law to be filed by Fathom or its Subsidiaries have been duly filed within the applicable time limits (after taking into account any valid extensions) and those Tax Returns were, and remain, true, correct, and complete, and are not (nor is anything in them) the subject of any dispute with any Governmental Authority.

(b) All amounts of Taxes due and owing by Fathom and its Subsidiaries have been paid within applicable time limits other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, and since March 31, 2021 neither Fathom nor any of its Subsidiaries have incurred any Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

(c) Each of Fathom and its Subsidiaries has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis and within applicable time limits, such amounts to the appropriate Governmental Authority, and (iii) complied in all respects with applicable Law with respect to Tax withholding.

(d) Neither Fathom nor any of its Subsidiaries is engaged in any audit, assessment, visit, discovery, examinations, investigations, administrative proceeding or judicial proceeding with respect to Taxes. Neither Fathom nor any of its Subsidiaries has received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to Taxes, other than disputes or claims that have since been resolved, and no such claims have been communicated in writing. No written claim has been made by any Governmental Authority in a jurisdiction where Fathom or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of Fathom or any of its Subsidiaries and no written request for any such waiver or extension is currently pending. No election has been made under Treasury Regulations Section 301.9100-22 (or any similar provision of state, local, or non-U.S. Laws) with respect to Fathom or any of its Subsidiaries. Neither Fathom nor any of its Subsidiaries

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has been subject to any audit, examination, claim or Action with respect to Taxes, Tax matters or Tax Returns, for which it has not made an election under Code Section 6226.

(e) Neither Fathom nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) There are no Liens with respect to Taxes on any of the assets of Fathom or its Subsidiaries, other than Permitted Liens.

(g) Neither Fathom nor any of its Subsidiaries has any, nor expects to have any, liability for the Taxes of any Person (other than Fathom or its Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(h) To the knowledge of Fathom, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment.

(i) Each of Fathom and its Subsidiaries has complied in all respects with all applicable transfer pricing rules described in Section 482 of the Code and the regulations thereunder, or any corresponding or similar provision of state, local or foreign Law.

(j) Neither Fathom nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting under Section 481 of the Code (or similar provision of Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) advance payments, prepaid or deferred amounts received on or prior to the Closing Date, other than in the ordinary course of business.

(k) Neither Fathom nor any of its Subsidiaries or Affiliates has (A) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, or (B) claimed the employee retention credit pursuant to Section 2301 of the CARES Act.

(l) Each of Fathom and its Subsidiaries is, and has always been resident only in its jurisdiction of organization for Tax purposes and is not and has not been, treated as having a permanent establishment, branch or taxable presence in any jurisdiction other than in its jurisdiction of organization.

(m) Fathom is, and at all times since its formation has been, properly treated as a partnership or a disregarded entity for U.S. federal income tax purposes. Each of Fathom’s Subsidiaries is, and at all times since formation has been, properly treated as an entity disregarded as separate from its owner for U.S. federal income tax purposes.

(n) Other than Section 5.10, and Section 5.14, this Section 5.16 provides the sole and exclusive representations and warranties of Fathom in respect of Tax matters.

Section 5.17 Insurance. Schedule 5.17 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation, fidelity, cyber and other forms of insurance held by, or for the benefit of, Fathom or its Subsidiaries as of the date of the Execution Date (the “Policies”). True, correct and complete copies or comprehensive summaries of such Policies have been made available to Altimar prior to the date hereof. As of the Execution Date, except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, (a) each Policy held by, or for the benefit of, Fathom or any of its Subsidiaries with respect to policy periods that include the Execution Date is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have

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expired under their terms in the ordinary course, is in full force and effect, and (b) neither Fathom nor any of its Subsidiaries has received a written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination of any of the Policies or of any material changes that are required in the conduct of the business of Fathom or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies, (c) all premiums due have been paid for such Policies (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date) and (d) neither Fathom nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such Policies, and, to Fathom’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under any Policy, and to the knowledge of Fathom, no such action has been threatened.

Section 5.18 Real Property.

(a) Schedule 5.18(a) of the Fathom Schedules contains a true, correct and complete list, as of the Execution Date, of all Leased Real Property, including the address of each Leased Real Property. Fathom has made available to Altimar true, correct and complete copies of the Contracts (including all amendments, renewals, guaranties and other agreements with respect thereto) pursuant to which Fathom or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”). Except as would not, individually or in the aggregate, be material to Fathom and its Subsidiaries, taken as a whole, Fathom or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. With respect to each Lease and except as would not, individually or in the aggregate, be material to Fathom and its Subsidiaries, taken as a whole, (i) such Lease is valid, binding and enforceable and in full force and effect against Fathom or one of its Subsidiaries and, to Fathom’s knowledge, the other party thereto, subject to the Enforceability Exceptions, (ii) neither Fathom nor one of its Subsidiaries has received or given any written notice of material default or material breach under any of the Leases; and (iii) there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a material default by Fathom or one of its Subsidiaries or, to Fathom’s knowledge, the other party thereto.

(b) Neither Fathom nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Neither Fathom nor any of its Subsidiaries is in material default or violation of, or not in compliance with, any legal requirements applicable to its occupancy or use of either the Owned Real Property or the Leased Real Property, except as would not be, individually or in the aggregate, material to Fathom and its Subsidiaries, taken as a whole. No construction or expansion is currently being performed or is planned for 2021 or 2022 at any of the Owned Real Properties or Leased Real Properties that is expected to result in Liability to Fathom or any of its Subsidiaries in excess of $2,000,000 in any such calendar year.

(c) Schedule 5.18(c) of the Fathom Schedules sets forth a list of all the Owned Real Property, including a complete and correct list of the addresses and tax parcel identification number of each parcel comprising the Owned Real Property. With respect to the Owned Real Property: (i) Fathom or one of its Subsidiaries has good, valid and marketable fee simple title to the Owned Real Property, free and clear of all Liens except Permitted Liens; (ii) except to the extent otherwise set forth on Schedule 5.18(c) of the Fathom Schedules, Fathom or such Subsidiary (as applicable) has not assigned, transferred, conveyed, mortgaged, leased, licensed, deeded in trust or encumbered any interest in the Owned Real Property other than the Permitted Liens, nor has an agreement been entered into to do so. There are no pending or, to Fathom’s knowledge, threatened condemnation, eminent domain or similar proceedings affecting the Owned Real Property.

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(d) The Owned Real Property and the Leased Real Property constitute all real property currently used in connection with the Business.

Section 5.19 Intellectual Property and IT Security.

(a) Schedule 5.19(a) of the Fathom Schedules lists (i) each item of Owned Intellectual Property that is the subject of an application or registration with any Governmental Authority (the “Registered Intellectual Property”) and (ii) each material unregistered trademark or service mark included in the Owned Intellectual Property. Each item of Registered Intellectual Property is subsisting and unexpired and, to the knowledge of Fathom, valid and enforceable. All necessary registration, maintenance, renewal, and other relevant filing fees with a final due date as of the Execution Date for the Registered Intellectual Property have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Registered Intellectual Property in full force and effect. Fathom or one of its Subsidiaries solely and exclusively owns all Owned Intellectual Property, free and clear of all Liens (except Permitted Liens), and has a legal right to use all other Intellectual Property used, practiced, or held for use or practice by Fathom or any of its Subsidiaries in the operation of the business of Fathom and its Subsidiaries as presently conducted (the “Licensed Intellectual Property”). The Owned Intellectual Property and the Licensed Intellectual Property (when used within the scope of the applicable license) constitute all of the Intellectual Property reasonably necessary and sufficient to enable Fathom and its Subsidiaries to conduct the business as currently conducted (provided that the foregoing and the first sentence of clause (d) below shall not be construed to be a representation as to the non-infringement of any third-party Intellectual Property).

(b) Except as stated on Schedule 5.19(b) of the Fathom Schedules, (i) the conduct and operation of the business of Fathom and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person, and have not, since December 31, 2018 infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any Person, (ii) to the knowledge of Fathom, no third party is infringing upon, misappropriating or otherwise violating any material Owned Intellectual Property and (iii) as of the Execution Date, Fathom and its Subsidiaries have not received from any Person at any time after December 31, 2018 (or earlier, for material matters that are unresolved as of the Execution Date), any written notice that Fathom or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person.

(c) (i) Fathom and its Subsidiaries take commercially reasonable actions and measures to protect and maintain (x) the ownership and, as applicable, confidentiality of their material proprietary Owned Intellectual Property (including, through written Contracts in favor of Fathom or one of its Subsidiaries with each of their respective former and current employees, consultants and independent contractors who have contributed to or developed material Owned Intellectual Property that have conveyed all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for Fathom or any of its Subsidiaries in the course of such Person’s employment or retention thereby, to the extent such Owned Intellectual Property would not vest initially in Fathom or one of its Subsidiaries by operation of law) and (y) the security, confidentiality (as applicable), continuous operation and integrity of their IT Systems and Software (and all data stored therein or transmitted thereby); (ii) no Open Source Software is or has been included, incorporated or embedded in, linked to or combined with any Software owned by Fathom or its Subsidiaries (“Company Software”) that has been conveyed, distributed or made available to third parties, in each case, in a manner that requires, under the terms of the applicable license, that such Company Software be licensed, distributed, or otherwise made available to third parties (y) in source code form or (z) under terms that permit modification, or the creation of derivative works of such Company Software; and (iii) except for consultants and other independent contractors engaged by Fathom or any of its Subsidiaries in the ordinary course of business under written confidentiality agreements, no other Person possesses (or has any right to access or have disclosed) any material proprietary source code owned by Fathom or its Subsidiaries.

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(d) Fathom or one of its Subsidiaries owns or has a valid legal right to use all IT Systems used in connection with the business as currently conducted. Fathom and each of its Subsidiaries maintain reasonable back-up and disaster recovery and business continuity plans that are in accordance with standard industry practice for a company of similar size and in the same business as Fathom in all material respects. Fathom and each of its Subsidiaries take and have taken commercially reasonable designed steps to ensure that the IT Systems and Company Software are free from viruses and other malicious Software (including worms, Trojan horses, bugs, faults or other devices, errors, contaminants or material vulnerabilities which may be used to gain access to, alter, delete, destroy or disable any of its or any third party’s IT Systems or Software or which may in other ways cause damage to or abuse such IT Systems or Software). To the knowledge of Fathom, the IT Systems and Company Software are free, in all material respects, of any such viruses and malicious Software. To the knowledge of Fathom, there has been no failure of IT Systems in the past two (2) years which has not been fully resolved and no Person has gained unauthorized access to the IT Systems. The IT Systems are adequate and sufficient in all respects to meet the requirements of the business as currently conducted and, to the knowledge of Fathom, the IT Systems will operate in a substantially similar manner after the Closing Date.

Section 5.20 Data Privacy.

(a) Fathom and its Subsidiaries currently comply in all material respects and have, since December 31, 2018, complied in all material respects with, (i) all applicable Privacy Laws, (ii) all of Fathom and its Subsidiaries’ policies and notices regarding Personal Information, and (iii) all of Fathom and its Subsidiaries’ contractual obligations with respect to Personal Information. Fathom and its Subsidiaries have implemented and maintained reasonable and appropriate policies, procedures and systems for receiving and responding to requests from individuals concerning their Personal Information, and have implemented and maintained reasonable and appropriate technical and organizational safeguards, consistent in all material respects with applicable Privacy Laws, to protect Personal Information in their possession or control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. Fathom and its Subsidiaries have taken reasonable steps, including where necessary through contractual obligations, to ensure that any third party with access to Personal Information collected by or on behalf of Fathom or any of its Subsidiaries has implemented and maintained the same. To the knowledge of Fathom, any third party who has provided Personal Information to Fathom or any of its Subsidiaries has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent so required. Fathom and its Subsidiaries have not received any written notice or been subject to of any claims, investigations or inquiries related to the violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information (in each case, except as have been resolved without material liability to Fathom).

(b) Fathom has in place adequate security controls, incident response plans and disaster recovery plans and procedures for the IT Systems. Fathom takes reasonable actions to protect, maintain, audit, monitor and test the confidentiality, integrity, availability, redundancy, backup, continuous operation and security of the IT Systems, and to correct any problems that are identified, and trains employees and users of the IT systems to identify security threats and intrusions, and take steps to prevent security incidents. To Fathom’s knowledge, the IT Systems are free from material defects, deficiencies, vulnerabilities, errors, disabling mechanisms, viruses, time locks, Trojan horses, malware or other contaminants or corruptants, in each case, except as would not be material to Fathom and its Subsidiaries, taken as a whole. To Fathom’s knowledge, Fathom has not experienced an unauthorized intrusion or breach of the security of the IT Systems, including, DDoS, ransomware, phishing and malware attacks, and including any incident involving misuse of or unauthorized access to or disclosure of any Personal Information, in each case, except as would not be material to Fathom and its Subsidiaries, taken as a whole. Fathom and its Subsidiaries have not provided or been legally required to provide any notices to any Person that their Personal Information has been breached, exfiltrated or exposed under any applicable Privacy Law (except for individual complaints or requests under Privacy Laws in the ordinary course of business and/or as has been resolved without material liability to Fathom). Following the transactions contemplated by this Agreement, the relevant surviving

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entities shall have the same rights to use any Personal Information in the custody or control of such entities as Fathom had prior to the Fathom Merger.

Section 5.21 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to Fathom and its Subsidiaries, taken as a whole, or as disclosed on Schedule 5.21(a):

(i) Fathom and its Subsidiaries are, and since December 31, 2018 have been, in compliance with all Environmental Laws;

(ii) Fathom and its Subsidiaries hold and since December 31, 2018 have been in compliance with all Permits required under Environmental Laws to permit Fathom and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of Fathom and its Subsidiaries as currently conducted;

(iii) neither Fathom nor any of its Subsidiary has been subject to any Action alleging violation of or Liability pursuant to Environmental Law since December 31, 2018 or as is otherwise unresolved, and there are no written claims or notices pending against or, to the knowledge of Fathom, threatened in writing against Fathom or any of its Subsidiaries alleging any violations of or Liability under any Environmental Law or any violations or Liability concerning any Hazardous Materials, and, to the knowledge of Fathom, there is no reasonable basis for any such claims or notices;

(iv) no Hazardous Materials have been Released at the Owned Real Property or Leased Real Property except as would not reasonably be expected to require Fathom or its Subsidiaries to undertake investigation or remedial action pursuant to Environmental Law;

(v) neither Fathom nor any of its Subsidiaries has generated, treated, stored, processed, Released, transported, disposed of, or exposed any person to any Hazardous Material at, to or from any location except in compliance with Environmental Laws and as would not reasonably be expected to result in Liability pursuant to Environmental Law; and

(vi) neither Fathom nor any of its Subsidiaries has (A) assumed or undertaken any material Liability of any other Person arising out of or pursuant to Environmental Law or (B) is subject to any Governmental Order imposing any Liability pursuant to Environmental Law or relating to the investigation or remediation of Hazardous Materials.

(b) Fathom has made available to Altimar all material environmental reports (including any Phase I or Phase II environmental site assessments), evaluations, audits, and correspondence relating to the environmental condition of the Leased Real Property or Owned Real Property or relating to Fathom or its Subsidiaries’ compliance with or Liability under Environmental Law that are in their possession, custody or control.

Section 5.22 Absence of Changes.

(a) Since December 31, 2020, no Material Adverse Effect has occurred.

(b) Since December 31, 2020, except (i) as set forth on Schedule 5.22(b) of the Fathom Schedules, (ii) for any COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, through and including the Execution Date, Fathom and its Subsidiaries have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business. Neither Fathom nor any Subsidiary has applied for or received any loan, exclusion, forgiveness or other item pursuant to any COVID-19 Measure that is currently outstanding, including any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or United States Small Business Administration loan. Neither Fathom nor any Subsidiary of Fathom expects to avail itself of relief pursuant to the CARES Act (including pursuant to Sections 1102 and 1106 (i.e., the Paycheck Protection Program) of, or other similar programs under the CARES Act) or any similar applicable federal,

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state or local Law (excluding, for the avoidance of doubt, any tax provisions of general applicability such as Sections 2301 through 2308 of the CARES Act).

(c) Since March 31, 2021, except (i) as set forth on Schedule 5.22(c) of the Fathom Schedules, (ii) for any actions taken in response to COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, neither Fathom nor any of its Subsidiaries has taken or permitted to occur any action that, were it to be taken from and after the Execution Date, would require the prior written consent of Altimar pursuant to Section 8.01.

Section 5.23 Brokers’ Fees. Except for fees described on Schedule 5.23 of the Fathom Schedules, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by Fathom, any of its Subsidiaries or any of their Affiliates.

Section 5.24 Related Party Transactions. Except for the Contracts set forth on Schedule 5.24 of the Fathom Schedules, as of the Execution Date, there are no Contracts, arrangements or understandings, between Fathom or any of its Subsidiaries, on the one hand, and (i) any Affiliate of Fathom, any present or former officer or director of Fathom or its Subsidiaries, (ii) any beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the equity interests of any of Fathom, the Fathom Blockers or their respective Subsidiaries or (iii) any Affiliate, “associate” or to Fathom’s knowledge, any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of the foregoing, on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service, (c) amounts paid pursuant to Fathom Benefit Plans and (d) the Fathom LLCA (the “Fathom Related Party Transactions”).

Section 5.25 Proxy Statement. None of the information relating to Fathom or its Subsidiaries supplied or to be supplied by Fathom, or by any other Person acting on behalf of Fathom, in writing specifically for inclusion or incorporation by reference in the registration statement on Form S-4 (including the Proxy Statement/Consent Solicitation Statement/Prospectus contained therein) will, as of the date the registration statement is declared effective under the Securities Act and the date the Proxy Statement/Consent Solicitation Statement/Prospectus (or any amendment or supplement thereto) is first mailed to Altimar’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.26 Top Customers and Suppliers. Schedule 5.26 of the Fathom Schedules lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020, and (b) the period from January 1, 2021 through March 31, 2021, the ten (10) largest customers of Fathom and its Subsidiaries, taken as a whole (other than the following Subsidiaries of Fathom: Centex Machine and Welding Inc., Precision Process LLC, Sureshot Precision, LLC and Laser Manufacturing, Inc.) (the “Top Customers”), and the ten largest suppliers of goods or services to Fathom and its Subsidiaries, taken as a whole (other than the following Subsidiaries of Fathom: Centex Machine and Welding Inc., Precision Process LLC, Sureshot Precision, LLC, Laser Manufacturing, Inc., Majestic Metals, LLC and Mark Two Engineering, LLC) (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of Fathom and each of its Subsidiaries, as applicable, with such suppliers and customers are good commercial working relationships and as of the date of this Agreement (i) no Top Supplier or Top Customer within the last twelve (12) months has canceled or otherwise terminated, or, to the knowledge of Fathom, threatened or intends to cancel, not renew, or otherwise terminate, any of such Person’s material relationships or material business with Fathom or any of its Subsidiaries, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the knowledge of Fathom, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with Fathom or any of its Subsidiaries or intends to stop, decrease or limit materially its products or services to Fathom or any of its Subsidiaries or its usage or purchase of the products or services of

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Fathom or any of its Subsidiaries, (iii) to the knowledge of Fathom, no Top Supplier or Top Customer intends to refuse to pay any amount due to Fathom or any of its Subsidiaries or seek to exercise any remedy against any Fathom or any of its Subsidiaries, (iv) none of Fathom or any of its Subsidiaries has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the knowledge of Fathom, the consummation of the transactions contemplated in this Agreement and the Transaction Documents will not adversely affect the relationship of Fathom or any of its Subsidiaries with any Top Supplier or Top Customer.

Section 5.27 Products; Regulatory Matters.

(a) All products manufactured, sold or marketed by Fathom or any of its Subsidiaries (the “Products”, and each, a “Product”) in the three (3) years prior to the date of this Agreement have been designed, stored, tested, manufactured, sold, labeled and marketed in compliance in all material respects with all applicable Laws. To the knowledge of Fathom, there is no and, in the three (3) years prior to the date of this Agreement, there has been no, pattern of material defects in the design or manufacturing of any Product made, manufactured, distributed, sold or marketed by Fathom or its Subsidiaries. To the knowledge of Fathom, in the three (3) years prior to the date of this Agreement, Fathom has not received notice from any Governmental Authority of any alleged non-compliance with any such applicable Law. In the three (3) years prior to the date of this Agreement, each Product advertised, labeled, marketed or otherwise represented by Fathom as being rated or approved by, or as conforming to a standard promulgated by a Governmental Authority, complies in all material respects with all conditions of such rating, approval or standard.

(b) Except as set forth on Schedule 5.27(b) of the Fathom Schedules, with regard to any Products, there are no, and in the three (3) years prior to the date of this Agreement there have not been any, except as would not, individually or in the aggregate, be material to Fathom and its Subsidiaries, taken as a whole, (i) material Claims pending or, to the knowledge of Fathom, threatened, against Fathom for any warranty, products liability or consumer fraud claim in respect of any Product (excluding customer claims for normal rework in the ordinary course of business), (ii) material rebates or refunds, or (iii) recalls (whether or not compulsory), market withdrawals, field notifications or corrective actions, written notifications of misbranding, destruction orders, seizures, safety alerts or similar actions relating to safety or efficacy issued by Fathom or a Governmental Authority that would be material to Fathom, and, as of the date of this Agreement, Fathom has no plans to initiate any such actions and has not received written notice from any Governmental Authority requesting or requiring any such actions.

(c) The storage practices, preparation, ingredients, and composition for each of the Products are and have been in compliance in all material respects with all applicable Laws.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE ALTIMAR PARTIES

Except as set forth in the Altimar Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or in the SEC Reports filed or furnished by Altimar prior to the Execution Date (excluding any disclosures regarding risk factors that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and any other disclosures that are generally cautionary, predictive or forward-looking in nature); it being acknowledged that nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 6.06(c) (Financial Ability; Trust Account) and Section 6.13 (Capitalization), Altimar and, solely for the purposes of Section 6.02(a), Section 6.03 and Section 6.05, each Altimar Party, represents and warrants to Fathom and the Fathom Blockers, as follows:

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Section 6.01 Corporate Organization. Altimar is duly incorporated and is validly existing as a corporation in good standing with the Cayman Register. Altimar has all requisite corporate power and authority to own, operate its assets and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to be in good standing or to have such corporate power and authority would not, individually or in the aggregate, constitute a Material Adverse Effect. The copies of the organizational documents of Altimar, as in effect on the Execution Date, previously made available by Altimar to Fathom are (i) true, correct and complete and (ii) in full force and effect. Altimar is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Altimar to enter into this Agreement or consummate the transactions contemplated hereby. Altimar is not in violation of any of the provisions of its organizational documents. As of the Execution Date, Altimar has $1,044,650.72 in unrestricted, immediately available funds in its accounts (excluding, for the avoidance of doubt, all funds in the Trust Account), and, to the knowledge of Altimar, such amount is sufficient to fund the operations of Altimar and make all payments arising in the ordinary course as and when due (if due at any time prior to the Closing), excluding any Altimar Transaction Expenses that are customarily payable at closing and except as otherwise set forth on Schedule 6.01 of the Altimar Schedules.

Section 6.02 Due Authorization.

(a) Each Altimar Party has the requisite corporate or other organizational power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of approval of the Altimar Stockholder Matters by the Altimar Stockholders, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the board of directors or equivalent governing body of the applicable Altimar Party, and Altimar and the Altimar Parties have, by their respective execution and delivery hereof, delivered the Altimar Board Recommendation and the Altimar Subsidiary Approvals, respectively, and except for approval of the Altimar Stockholder Matters by the Altimar Stockholders, no other corporate or equivalent proceeding on the part of any Altimar Party is necessary to authorize this Agreement or such Transaction Agreements or Altimar’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by each Altimar Party that is party thereto and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute a legal, valid and binding obligation of each Altimar Party, enforceable against such Altimar Party in accordance with its terms, subject to the Enforceability Exceptions. The Required Altimar Stockholder Approvals are the only approvals of the holders of any class or series of equity of Altimar required to approve and adopt this Agreement and approve the Transactions contemplated hereby.

(b) Assuming a quorum is present at the Special Meeting, as adjourned or postponed, the only votes of any of Altimar’s capital stock necessary in connection with the entry into this Agreement by Altimar, the consummation of the transactions contemplated hereby, including the Closing and the approval of the Altimar Stockholder Matters are as set forth on Schedule 6.02(b) of the Altimar Schedules. Each Altimar Stockholder is entitled to vote at the Special Meeting and is entitled to one vote per share. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation applicable to Altimar is applicable to any of the Transactions.

(c) At a meeting duly called and held, the board of directors of Altimar has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Altimar’s stockholders; (ii) determined that the fair market value of Fathom and its Subsidiaries, taken as a whole, is equal to at least 80% of the amount held in the Trust Account (less any deferred

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underwriting commissions and taxes payable on interest earned) as of the Execution Date; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) made the Altimar Board Recommendation.

Section 6.03 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.05, the execution, delivery and performance of this Agreement and each Transaction Agreement to which any Altimar Party is a party by such Altimar Party and, upon receipt of approval of the Altimar Stockholder Matters by the Altimar Stockholders, the consummation of the transactions contemplated hereby or by any Transaction Agreement do not and will not (a) conflict with or violate any provision of, or result in the breach of the Altimar Organizational Documents or any organizational documents of any other Altimar Party, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to Altimar, such Altimar Party or any Subsidiaries of such Altimar Party or any of their respective properties or assets, (c) require any consent, waiver or other action by any Person under, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which such Altimar Party or any Subsidiaries of such Altimar Party is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of such Altimar Party or any Subsidiaries of such Altimar Party, except (i) in the case of clause (b) above, for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to be material to the Altimar Parties, taken as a whole, and (ii) in the case of clauses (b), (c) or (d) above, for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Altimar Party to enter into and perform their respective obligations under this Agreement or any Transaction Agreement to which such Altimar Party is a party, as applicable.

Section 6.04 Litigation and Proceedings. As of the Execution Date, (a) there are no pending or, to the knowledge of Altimar, threatened, Actions and, to the knowledge of Altimar, there are no pending or threatened investigations, in each case, against Altimar or any other Altimar Party, or otherwise affecting Altimar or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Altimar Parties to enter into and perform their respective obligations under this Agreement or any Transaction Agreement to which such Altimar Party is a party and (b) there is no unsatisfied judgment or any open injunction binding upon Altimar or any other Altimar Party which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Altimar Party to enter into and perform its obligations under this Agreement or any Transaction Agreement to which such Altimar Party is a party, as applicable.

Section 6.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Fathom and the Fathom Blockers contained in this Agreement, no Governmental Filing is required on the part of any Altimar Party with respect to Altimar’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Laws or applicable Foreign Investment Laws, (b) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to Altimar and the Altimar Parties, taken as a whole, (c) as otherwise disclosed on Schedule 6.05 of the Altimar Schedules, (d) Securities Laws and (e) the applicable NYSE and SEC requirements, including the submission of a NYSE listing application and the filing with the SEC of (i) the Registration Statement and Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the

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Exchange Act as may be required in connection with this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby.

Section 6.06 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not been, and would not reasonably be expected to be, individually or in the aggregate, material to each of the Altimar Parties, taken as a whole, each of the Altimar Parties are, and since their formation have been, in compliance with all applicable Laws and Governmental Orders. Each of Altimar and the Altimar Parties hold, and since its formation have held, all Permits necessary for the lawful conduct of their respective businesses, except where the failure to obtain the same, would not, individually or in the aggregate, reasonably be expected to be material to the Altimar Parties, taken as a whole. Since its formation, (i) neither Altimar nor any of the Altimar Parties has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and (ii) to the knowledge of Altimar, no assertion or Action of any violation of any Law, Governmental Order or Permit by Altimar or any of the Altimar Parties is currently threatened against Altimar or any of the Altimar Parties, in each case of (i) and (ii), except as would not, individually or in the aggregate, be material to the Altimar Parties, taken as a whole. As of the Execution Date, no investigation or review by any Governmental Authority with respect to Altimar or any of the Altimar Parties is pending or, to the knowledge of Altimar, threatened and no such investigations have been conducted by any Governmental Authority since its formation, in each case, other than those the outcome of which would not reasonably be expected to be, individually or in the aggregate, material to the Altimar Parties, taken as a whole.

(b) Since its formation, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, have a material adverse effect on the ability of Altimar or the Altimar Parties to enter into and perform its obligations under this Agreement or any Transaction Agreement to which Altimar or any of the Altimar Parties is a party, as applicable, (i) there has been no action taken by Altimar, any of the Altimar Parties, any of their respective officer or directors, or, to the knowledge of Altimar or any of the Altimar Parties, as applicable, any manager, employee, agent or representative of Altimar or any of the Altimar Parties, in each case, acting on behalf of Altimar or any of the Altimar Parties, in material violation of any applicable Anti-Corruption Law, (ii) neither Altimar nor any of the Altimar Parties, nor, to the knowledge of Altimar, any other Person acting for or on behalf of any of the foregoing, has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for a material violation of any applicable Anti-Corruption Laws, (iii) neither Altimar nor any of the Altimar Parties nor, to the knowledge of Altimar, any other Person acting for or on behalf of any of the foregoing, has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Anti-Corruption Law and (iv) neither Altimar nor any of the Altimar Parties nor, to the knowledge of Altimar, any other Person acting for or on behalf of any of the foregoing, has received any written notice or citation, or to the knowledge of Altimar, any non-written notice, from a Governmental Authority for any actual or potential material noncompliance with any applicable Anti-Corruption Law.

(c) No Altimar Party or, to the knowledge of Altimar, any of their respective officers, directors, employees, members or partners is now, or has ever been, (i) ineligible or subject to disqualification, including pursuant to Section 203(e) or 203(f) of the Investment Advisers Act, to serve as an investment adviser or person associated with an investment adviser, (ii) subject to “bad actor disqualification” described in Rule 506(d) of the Securities Act, (iii) subject to any order of any Governmental Authority that enjoins it from engaging in or continuing any conduct or practice in connection with any activity involving the purchase or sale of any security or (iv) ineligible to serve as a broker-dealer or an “associated person” (within the meaning of section 3(a)(18) of the Exchange Act) of a broker-dealer under Section 15(b) of the Exchange Act (including being subject to any “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act).

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Section 6.07 Financial Ability; Trust Account.

(a) As of the Execution Date, there is approximately $345 million invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated February 4, 2021, by and between Altimar and the Trustee on file with the SEC Reports of Altimar as of the Execution Date (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Altimar Organizational Documents and Altimar’s final prospectus dated February 5, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Altimar has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Execution Date, there are no claims or proceedings pending with respect to the Trust Account. Since February 9, 2021, Altimar has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Closing, the obligations of Altimar to dissolve or liquidate pursuant to the Altimar Organizational Documents shall terminate, and, as of the Closing, Altimar shall have no obligation whatsoever pursuant to the Altimar Organizational Documents to dissolve and liquidate the assets of Altimar by reason of the consummation of the transactions contemplated hereby. To Altimar’s knowledge, as of the Execution Date, following the Closing, no stockholder of Altimar shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to have its shares of Cayman Ordinary Shares redeemed pursuant to the Altimar Stockholder Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Altimar and, to the knowledge of Altimar, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Altimar, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than stockholders of Altimar who shall have elected to redeem their Cayman Ordinary Shares pursuant to the Altimar Stockholder Redemption or as contemplated herein) to any portion of the proceeds in the Trust Account.

(b) As of the Execution Date, assuming the accuracy of the representations and warranties of Fathom and the Fathom Blockers contained herein and the compliance by Fathom and the Fathom Blockers with their respective obligations hereunder, Altimar has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied.

(c) As of the Execution Date, Altimar does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 6.08 Brokers’ Fees. Except for fees described on Schedule 6.08 of the Altimar Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by Altimar or any of its Affiliates, including the Founders.

Section 6.09 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) Altimar has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since its initial public offering (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a

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filing prior to the Execution Date or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC as in effect on the date such SEC Reports were filed with the SEC, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Altimar as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended. Altimar has not had any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b) Altimar has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Altimar is made known to Altimar’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To Altimar’s knowledge and except as disclosed in the SEC Reports, such disclosure controls and procedures are effective in timely alerting Altimar’s principal executive officer and principal financial officer to material information required to be included in Altimar’s periodic reports required under the Exchange Act. Altimar has established and maintained a system of internal controls. To Altimar’s knowledge and except as disclosed in the SEC Reports, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Altimar’s financial reporting and the preparation of Altimar’s financial statements for external purposes in accordance with GAAP.

(c) There are no outstanding loans or other extensions of credit made by Altimar to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Altimar. Altimar has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(d) Neither Altimar (including any employee thereof) nor Altimar’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Altimar, (ii) any fraud, whether or not material, that involves Altimar’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Altimar or (iii) any claim or allegation regarding any of the foregoing.

(e) To the knowledge of Altimar, as of the Execution Date, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of Altimar, none of the SEC Reports filed on or prior to the Execution Date is subject to ongoing SEC review or investigation as of the Execution Date.

Section 6.10 Business Activities.

(a) Since its organization, Altimar has not conducted any material business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Altimar Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon Altimar or to which Altimar is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Altimar or any acquisition of property by Altimar or the conduct of business by Altimar as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Altimar to enter into and perform its obligations under this Agreement.

(b) Altimar does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity, except

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the Altimar Parties and for this Agreement and the transactions contemplated by this Agreement. Except for this Agreement and the Transactions, neither Altimar nor any of its Subsidiaries has any interests, rights, obligations or Liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) There is no liability, debt or obligation against Altimar or its Subsidiaries, except for Liabilities and obligations (i) reflected or reserved for on Altimar’s consolidated balance sheet as of March 31, 2021 or disclosed in the notes thereto (other than any such Liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Altimar and its Subsidiaries, taken as a whole), (ii) that have arisen since March 31, 2021 in the ordinary course of the operation of business of Altimar and its Subsidiaries (other than any such Liabilities as are not and would not be, in the aggregate, material to Altimar and its Subsidiaries, taken as a whole), (iii) disclosed in the Altimar Schedules or (iv) incurred in connection with or contemplated by this Agreement and/or the Transactions.

(d) Except for this Agreement and the agreements expressly contemplated hereby or as set forth on Schedule 6.10(d) of the Altimar Schedules, Altimar is, and at no time has been, party to any Contract with any other Person that would require payments by Altimar in excess of $1,000 monthly, $50,000 in the aggregate with respect to any individual Contract or more than $100,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 9.02) and Contracts set forth on Schedule 6.10(d) of the Altimar Schedules).

Section 6.11 Employee Benefit Plans; Employees. Except as may be contemplated by the Omnibus Incentive Plan Proposal, neither Altimar nor any of its Subsidiaries maintains, contributes to, or could reasonably be expected to have any obligation or liability (contingent or otherwise) under any “employee benefit plan” as defined in Section 3(3) of ERISA or any stock purchase, stock option, severance, employment, individual consulting, retention, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether form or informal, and whether written or unwritten. No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or cancellation of indebtedness) by any current or former officer, director, or other service provider of Altimar or any Subsidiary of Altimar who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement. There are no, and have been no, employees of Altimar or its Subsidiaries on or prior to the Closing.

Section 6.12 Tax Matters. Except as would not constitute a material adverse effect on Altimar:

(a) All Tax Returns required by Law to be filed by Altimar have been duly filed within the applicable time limits (after taking into account any valid extensions) and those Tax Returns were, and remain, true, correct, and complete in all respects.

(b) All amounts of Taxes due and owing by Altimar have been paid within applicable time limits, and since the date of Altimar’s consolidated balance sheet for the three months ended March 31, 2021, Altimar has not incurred any material Tax liability outside the ordinary course of business.

(c) Altimar has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, vendor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, and within applicable time limits, such amounts to the appropriate Governmental Authority and (iii) complied in all respects with applicable Law with respect to Tax withholding.

(d) Altimar is not currently subject to any audit, assessment, visit, discovery, examinations, investigations, administrative proceeding or judicial proceeding with respect to Taxes.

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(e) Altimar does not have, nor expects to have, any liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(f) To the knowledge of Altimar, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment.

Section 6.13 Capitalization.

(a) The authorized capital stock of Altimar consists of 500,000,000 Cayman Class A Ordinary Shares, of which 34,500,000 are issued and outstanding as of the Execution Date, and 50,000,000 Cayman Class B Ordinary Shares, of which 8,625,000 are issued and outstanding. Altimar has issued 9,900,000 Cayman Founder Warrants that entitle the Sponsor to purchase Cayman Class A Ordinary Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement and (y) 8,625,000 Cayman Non-Founder Warrants that entitle the holder to purchase Cayman Class A Ordinary Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding Cayman Ordinary Shares and Cayman Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) subject to the Transaction Agreements, are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the SEC Reports with respect to certain Cayman Ordinary Shares held by the Founders. Except as (x) set forth on Section 6.13 of the Altimar Schedules, (y) set forth in this Agreement (including as set forth in this Section 6.13)) or the Transaction Agreements or (z) disclosed in the SEC Reports, as of the Execution Date, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Cayman Ordinary Shares or the equity interests of Altimar, or any other Contracts to which Altimar is a party or by which Altimar is bound obligating Altimar to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Altimar, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Altimar. Except as disclosed in the SEC Reports, the Altimar Organizational Documents or in the Sponsor Agreement, there are no outstanding contractual obligations of Altimar to repurchase, redeem or otherwise acquire any securities or equity interests of Altimar or make payments in respect of such securities, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. There are no outstanding bonds, debentures, notes or other indebtedness of Altimar having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Altimar’s stockholders may vote. Except as disclosed in the SEC Reports, Altimar is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Cayman Ordinary Shares or any other equity interests of Altimar. Altimar does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(b) As of the Execution Date, no Person and no syndicate or “group” (as defined in the Exchange Act and the rules thereunder) of a Person owns directly or indirectly beneficial ownership (as defined in the Exchange Act and the rules thereunder) of securities of Altimar representing 35% or more of the combined voting power of the issued and outstanding securities of Altimar.

Section 6.14 Status of Other Altimar Parties. Each Altimar Party (other than Altimar) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business and

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has no assets, Liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Agreement to which it is a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Agreements, as applicable.

Section 6.15 NYSE Stock Market Listing. The issued and outstanding units of Altimar, each such unit comprised of one Cayman Class A Ordinary Share and one-fourth of one Cayman Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ATMR.U”. The issued and outstanding Cayman Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ATMR”. The issued and outstanding Cayman Non-Founder Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ATMR WS”. Except as disclosed in the SEC Reports, Altimar is in compliance with the rules of the NYSE and there is no Action pending or, to the knowledge of Altimar, threatened against Altimar by the NYSE or the SEC with respect to any intention by such entity to deregister the Cayman Class A Ordinary Shares or Cayman Non-Founder Warrants or terminate the listing of Cayman Class A Ordinary Shares or Cayman Non-Founder Warrants on the NYSE. None of Altimar or its Affiliates has taken any action in an attempt to terminate the registration of the Cayman Class A Ordinary Shares or Non-Founder Altimar Warrants under the Exchange Act except as contemplated by this Agreement. Except as disclosed in the SEC Reports, as of the Execution Date, Altimar has not received any notice from the NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Altimar Class A Ordinary Shares from the NYSE or the SEC.

Section 6.16 PIPE Investment.

(a) Altimar has delivered to Fathom true, correct and complete copies of each of the PIPE Subscription Agreements entered into by Altimar and Fathom with the applicable PIPE Investors named therein on or prior to the Execution Date, pursuant to which the PIPE Investors have committed to provide equity financing solely for purposes of consummating the Transactions in the aggregate amount of $80,000,000 (the “PIPE Investment Amount”). To the knowledge of Altimar, with respect to each PIPE Investor, the PIPE Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Altimar. Each PIPE Subscription Agreement is a legal, valid and binding obligation of Altimar and, to the knowledge of Altimar, each PIPE Investor, and neither the execution or delivery by Altimar nor the performance of Altimar’s obligations under any such PIPE Subscription Agreement violates any Laws. The PIPE Subscription Agreements provide that Altimar is a party thereto and is entitled to enforce such agreements against the PIPE Investor. There are no other agreements, side letters, or arrangements between Altimar and any PIPE Investor relating to any PIPE Subscription Agreement that could affect the obligation of such PIPE Investors to contribute to Altimar the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreement of such PIPE Investor, and, as of the Execution Date, Altimar does not know of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Altimar, on the Closing Date. As of the Execution Date, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Altimar under any material term or condition of any PIPE Subscription Agreement that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. The PIPE Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Company the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.

(b) No fees, consideration or other discounts are payable or have been agreed by Altimar or any of its Subsidiaries to any PIPE Investor in respect of its PIPE Investment, except as set forth in the PIPE Subscription Agreements or on Schedule 6.16(b) of the Fathom Schedules.

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Section 6.17 Sponsor Agreement. Altimar has delivered to Fathom a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Altimar. The Sponsor Agreement is a legal, valid and binding obligation of Altimar and, to the knowledge of Altimar, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or requires filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Altimar under any material term or condition of the Sponsor Agreement.

Section 6.18 Contracts; No Defaults; Affiliate Agreements.

(a) All Contracts material to Altimar to which, as of the Execution Date, Altimar is a party or by which any of its assets are bound are set forth on Schedule 6.18 of the Altimar Schedules and have been previously made available to Fathom by Altimar.

(b) Except for any material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any material Contract of the type described in Section 6.18(a), (i) such material Contracts are in full force and effect and represent the legal, valid and binding obligations of Altimar and, to the knowledge of Altimar, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of Altimar, are enforceable by Altimar to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). Altimar has not received written notice that it is in material default under any material Contract of the type described in Section 6.18(a) to which it is a party in the one year immediately preceding the Execution Date which notice of default is still outstanding at the Execution Date.

(c) Except as set forth in Schedule 6.18(c) of the Altimar Schedules, and other than the private placement of securities in connection with Altimar’s initial public offering, Altimar is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former equityholder, executive officer or director of Altimar, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of Altimar or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Altimar Affiliate Agreement”). Altimar has made available to Fathom true, correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available with respect to any Altimar Affiliate Agreement.

Section 6.19 Title to Property. Altimar does not (a) own or lease any real or personal property or (b) is not a party to any agreement or option to purchase any real property or other material interest therein. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Altimar owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Altimar in the operation of its business and which are material to Altimar, in each case, free and clear of any Liens (other than Permitted Liens).

Section 6.20 Investment Company Act. Altimar is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 6.21 Altimar Stockholders. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state currently has a substantial interest (as defined in 31 C.F.R. Part 800.244) in Altimar and no such foreign person will have a substantial interest in Altimar or Fathom

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as a result of the Merger such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF THE FATHOM BLOCKERS

The Fathom Blockers each hereby severally, and not jointly, solely with respect to itself and not any other Person, represents and warrants to the Altimar Parties as follows:

Section 7.01 Organization. Such Fathom Blocker has been duly formed or organized as a limited liability company and is validly existing and in good standing under the laws of its jurisdiction of formation or organization. Such Fathom Blocker has all requisite power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to be in good standing or to have such organizational power and authority would not, individually or in the aggregate, constitute a material adverse effect on the ability of such Fathom Blocker to enter into this Agreement or consummate the transactions contemplated hereby. The copies of the organizational documents of such Fathom Blocker, as in effect on the Execution Date, and previously made available by Fathom to Altimar are (i) true, correct and complete and (ii) in full force and effect. Such Fathom Blocker is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Fathom Blocker to enter into this Agreement or consummate the transactions contemplated hereby. Such Fathom Blocker is not in violation of any of the provisions of its organizational documents.

Section 7.02 Authorization. Such Fathom Blocker has the requisite organizational power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby has been duly authorized by the board of directors, managing member, general partner or equivalent governing body of such Fathom Blocker, and upon the Fathom Blocker Written Consents becoming effective, no other organizational action or proceeding on the part of such Fathom Blocker (including any equityholders thereof) is necessary to authorize or adopt this Agreement or such Transaction Agreements or to approve the Transactions and the consummation thereof. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by such Fathom Blocker and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of such Fathom Blocker, enforceable against such Fathom Blocker in accordance with its terms, subject to the Enforceability Exceptions.

Section 7.03 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 7.04, the execution, delivery and performance of this Agreement and each Transaction Agreement to which such Fathom Blocker is party by such Fathom Blocker and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the certificate of formation, certificate of limited partnership or other organizational or governing documents of such Fathom Blocker, (b) violate any provision of, or result in the breach of or default by such Fathom Blocker under, or require any filing, registration or qualification under, any applicable Law, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, any Contract, (d) result in the creation of any Lien upon any of the properties, rights or assets of a Fathom Blocker, (e) constitute an event which, after

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notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, (i) in the case of clause (b) above, for such violations, breaches or defaults that would not, individually or in the aggregate, be material to such Fathom Blocker, and (ii) in the case of clauses (c), (d), (e) and (f) above, for such violations, conflicts, breaches, defaults or failures to act which would not, individually or in the aggregate, reasonably be expected to be material to such Fathom Blocker (as applicable) or have a material adverse effect on the ability of such Fathom Blocker to enter into and perform their respective obligations under this Agreement or any Transaction and consummate the transactions contemplated hereby and thereby.

Section 7.04 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Fathom and Altimar contained in this Agreement, no Governmental Filing is required on the part of such Fathom Blocker with respect to such Fathom Blocker’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Laws or applicable Foreign Investment Laws, (b) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to such Fathom Blocker and (c) as otherwise disclosed on Schedule 5.05 of the Fathom Schedules.

Section 7.05 Capitalization. Schedule 7.05 of the Fathom Schedules sets forth, as of the Execution Date, the number and class of all of the issued and outstanding equity interests of such Fathom Blocker, the record and beneficial owners thereof and the number and class of equity interests held by each such record and beneficial owner. The outstanding equity interests of such Fathom Blocker (i) have been duly authorized and validly issued, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. There are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity interests of such Fathom Blocker, or any other Contracts to which such Person is a party or by which such Person is bound obligating such Person to issue or sell any equity interests in or debt securities of, such Person, and (ii) no equity equivalents, stock or equity appreciation rights, phantom stock ownership interests or similar rights in such Fathom Blocker. There are no outstanding contractual obligations of such Fathom Blocker to repurchase, redeem or otherwise acquire any securities or equity interests of such Person. There are no outstanding bonds, debentures, notes or other indebtedness of such Fathom Blocker having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Person’s equityholders may vote. Other than with respect to the organizational documents of such Fathom Blocker in effect as of the Execution Date, such Fathom Blocker is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to any equity interests of such Fathom Blocker. Other than with respect to Fathom, such Fathom Blocker does not own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

Section 7.06 Holding Company; Ownership. Each Fathom Blocker is a holding company and was formed solely for the purpose of holding equity interests of Fathom and has not conducted any business prior to the Execution Date other than activities incidental to its ownership of the equity interests of Fathom and has no assets (other than cash, which may be used or distributed by such Fathom Blocker), Liabilities or obligations of any nature other than those incident to its formation and organization and maintenance of its existence and ownership of the equity interests of Fathom. Such Fathom Blocker is (directly or indirectly) the owner of Fathom Units, and following the Pre-Closing Reorganization and as of immediately prior to the Closing, such Fathom Blocker will (i) directly be the owner(s) of record of all Fathom Units directly or indirectly owned by such Fathom Blocker as of the Execution Date, and (ii) have good and valid title to all such Fathom Units, free and

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clear of any Liens (other than transfer restrictions arising under applicable Securities Laws and the Fathom organizational documents).

Section 7.07 Litigation and Proceedings. As of the Execution Date, there are no pending or, to the knowledge of such Fathom Blocker, threatened in writing Actions against such Fathom Blocker or any of its properties, rights or assets, except for such Actions that would not reasonably be expected to be material to such Fathom Blocker or have a material adverse effect on the ability of such Fathom Blocker to enter into and perform its respective obligations under this Agreement or any Transaction Agreement to which such Fathom Blocker is a party. There is no Governmental Order imposed upon or, to the knowledge of such Fathom Blocker, threatened in writing against such Fathom Blocker or any of its respective properties, rights or assets that would, individually or in the aggregate, reasonably be expected to be material to such Fathom Blocker. There is no unsatisfied judgment or any open injunction binding upon such Fathom Blocker which would, individually or in the aggregate, reasonably be expected to be material to such Fathom Blocker or which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Fathom or its Subsidiaries to consummate the Transactions.

Section 7.08 Brokers’ Fees. Except for fees described on Schedule 5.23 of the Fathom Schedules, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Fathom Blocker or any of its respective Subsidiaries or any of its Affiliates.

Section 7.09 Related Party Transactions. Except for the Contracts set forth on Schedule Section 7.09 of the Fathom Schedules, there are no Contracts or other arrangements or transactions, including any outstanding Indebtedness, between such Fathom Blocker, on the one hand, and, on the other hand, (i) any Affiliate, officer or director of such Fathom Blocker or, to such Fathom Blocker’s knowledge, any Affiliate of any of them, (ii) any present or former officer or director of Fathom or its Subsidiaries, (iii) any beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the equity interests of any of Fathom or its Subsidiaries or (iv) any Affiliate, “associate” or to Fathom’s knowledge, any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of the foregoing (the “Blocker Related Party Transactions”).

Section 7.10 Proxy Statement. Subject to Section 10.01(f), none of the information relating to such Fathom Blocker supplied or to be supplied by such Fathom Blocker, or by any other Person acting on behalf of such Fathom Blocker, in writing specifically for inclusion or incorporation by reference in the registration statement on Form S-4 (including the Proxy Statement/Consent Solicitation Statement/Prospectus contained therein) will, as of the date the registration statement is declared effective under the Securities Act and the date the Proxy Statement/Consent Solicitation Statement/Prospectus (or any amendment or supplement thereto) is first mailed to Altimar’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 7.11 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Fathom Blocker:

(a) All Tax Returns required by Law to be filed by such Fathom Blocker have been duly filed within the applicable time limits (after taking into account any valid extensions) and those Tax Returns were, and remain, true, correct, and complete, and are not (nor is anything in them) the subject of any dispute with any Governmental Authority.

(b) All amounts of Taxes due and owing by such Fathom Blocker have been paid within applicable time limits other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, and since March 31, 2021 such Fathom Blocker has not incurred any Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

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(c) Such Fathom Blocker has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis and within applicable time limits, such amounts to the appropriate Governmental Authority, and (iii) complied in all respects with applicable Law with respect to Tax withholding.

(d) Such Fathom Blocker is not engaged in any audit, assessment, visit, discovery, examinations, investigations, administrative proceeding or judicial proceeding with respect to Taxes. Such Fathom Blocker has not received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to Taxes, other than disputes or claims that have since been resolved, and no such claims have been communicated in writing. No written claim has been made by any Governmental Authority in a jurisdiction where such Fathom Blocker does not file a Tax Return that such Fathom Blocker is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of such Fathom Blocker and no written request for any such waiver or extension is currently pending.

(e) During the two-year period ending on the Execution Date, such Fathom Blocker (or any predecessor thereof) has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) Such Fathom Blocker has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of such Fathom Blocker, other than Permitted Liens.

(h) Such Fathom Blocker has no, and does not expect to have any, liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) To the knowledge of such Fathom Blocker, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment.

(j) Such Fathom Blocker has complied in all respects with all applicable transfer pricing rules described in Section 482 of the Code and the regulations thereunder, or any corresponding or similar provision of state, local or foreign Law.

(k) Such Fathom Blocker will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting under Section 481 of the Code (or similar provision of Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) advance payments, prepaid or deferred amounts received on or prior to the Closing Date, other than in the ordinary course of business.

(l) Such Fathom Blocker has not (A) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, or (B) claimed the employee retention credit pursuant to Section 2301 of the CARES Act.

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(m) Such Fathom Blocker is, and has always been resident only in its jurisdiction of organization for Tax purposes and is not and has not been, treated as having a permanent establishment, branch or taxable presence in any jurisdiction other than in its jurisdiction of organization.

(n) Such Fathom Blocker is, and has all times since its formation been, properly treated as a C corporation for U.S. federal income tax purposes.

This Section 7.11 provides the sole and exclusive representations and warranties of the Fathom Blockers in respect of Tax matters.

ARTICLE VIII

COVENANTS OF FATHOM AND ITS SUBSIDIARIES AND THE FATHOM BLOCKERS

Section 8.01 Conduct of Business. From the Execution Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), Fathom and the Fathom Blockers shall, and Fathom shall cause its Subsidiaries to, except as expressly contemplated or permitted by this Agreement or the other Transaction Agreements (including the consummation of the Pre-Closing Reorganization), set forth on Schedule 8.01 of the Fathom Schedules or consented to by Altimar (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (a) use its commercially reasonable efforts to operate its business in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19), (b) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of Fathom and its Subsidiaries and maintain the existing relations and goodwill of Fathom and its Subsidiaries with their respective material business partners and (c) use its commercially reasonable efforts to maintain its cash management practices, including continuing to accrue and collect accounts receivable, accruing and paying accounts payable and other expenses and establishing reserves for uncollectible accounts, in each case, in accordance with past cash management practices (including, for the avoidance of doubt, with respect to Fathom and its Subsidiaries and the Fathom Blockers). Notwithstanding anything to the contrary contained herein, nothing herein shall prevent Fathom or any of its Subsidiaries or the Fathom Blockers from taking or failing to take any necessary and commercially reasonably actions, in good faith, in response to any COVID-19 Measures; provided, that, to the extent practicable, prior to taking any such material actions Fathom or the Fathom Blockers, as the case may be shall use good faith efforts to provide written notice to Altimar and consult with Altimar on such actions or, if not practicable, shall provide written notice reasonably promptly thereafter. Without limiting the generality of the foregoing, except as contemplated or permitted by this Agreement or the other Transaction Agreements, as set forth on Schedule 8.01 of the Fathom Schedules, actions with respect to the Pre-Closing Reorganization in accordance with Section 2.01, the usage or distribution of cash by the Fathom Blockers, as consented to by Altimar (which consent shall not be unreasonably conditioned, withheld, delayed or denied), or as required by Law, Fathom and each Fathom Blocker shall not, and Fathom shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend its certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or other organizational documents, except as otherwise required by Law;

(b) make, declare, set aside, establish a record date for or pay any dividend or distribution, other than (i) any dividends or distributions from any wholly owned Subsidiary of Fathom to Fathom or any other wholly owned Subsidiaries of Fathom, (ii) any tax distribution made pursuant to and in accordance with the Fathom LLCA or (iii) any dividends or distributions (including by redemption) of cash by the Fathom Blockers;

(c) (i) authorize for issuance, issue, deliver, sell, transfer, pledge, dispose of, encumber or place any Lien (other than a Permitted Lien) on any shares of capital stock or any other equity or voting securities of, or membership or ownership interests in, Fathom or any of its Subsidiaries or any Fathom Blocker or (ii) authorize for issuance, issue, sell, transfer or grant any options, warrants, restricted stock units,

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performance stock units or other rights to purchase or obtain any shares of capital stock or any other equity, equity-based or voting securities of or ownership interests in Fathom or any of its Subsidiaries or any Fathom Blocker, or convertible into or exercisable or exchangeable for such securities or interests;

(d) sell, assign, transfer, convey, lease, pledge, license or abandon, let lapse, encumber, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any of its assets (including any equity or ownership interests), rights, properties or business, in each case, that are material to Fathom and its Subsidiaries, taken as a whole, other than with respect to Fathom and its Subsidiaries granting non-exclusive licenses to customers, the sale or license of Software, goods and services to customers, or the sale or other disposition of IT Systems deemed by Fathom in its reasonable business judgment to be obsolete or no longer be material to the business of Fathom and its Subsidiaries, in each such case, in the ordinary course of business;

(e) (i) waive, release, settle, cancel or compromise any claim or Indebtedness owed to Fathom or any of its Subsidiaries or such Fathom Blocker, or (ii) waive, release, compromise, settle or satisfy any pending or threatened Action, with respect to Fathom and its Subsidiaries or such Fathom Blocker if such settlement (A) would require payment by Fathom, its Subsidiaries or such Fathom Blocker in an amount greater than $500,000 individually, or $1,000,000, in the aggregate, (B) includes the imposition of any material non-monetary relief or material equitable restrictions (other than customary confidentiality obligations), or (C) involves a Governmental Authority or alleged criminal wrongdoing;

(f) directly or indirectly acquire, by merging or consolidating with, or by purchasing a material portion of the assets of, or by purchasing all of or a material equity or ownership interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, other than, with respect to Fathom and its Subsidiaries, any such acquisitions that (i) do not exceed $500,000 individually, or $1,000,000, in the aggregate and (b) would not require financial statements to be included in any registration statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act;

(g) make any loans or advance any money or other property to, or make any capital contribution or investment in, any Person (including to any of its officers, directors, agents or consultants), except for, with respect to Fathom and its Subsidiaries, (A) advances in the ordinary course of business consistent with past practice to Fathom Employees for expenses, (B) prepayments and deposits paid to suppliers of Fathom or any of its Subsidiaries in the ordinary course of business consistent with past practice, (C) intercompany loans, advances or capital contributions among Fathom and any of its Subsidiaries and (D) pre-funding of bank accounts for client related payments, or trade credit extended to customers or clients of Fathom or any of its Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(h) redeem, purchase or otherwise acquire, any shares of capital stock (or other equity or ownership interests) of Fathom or any of its Subsidiaries or any Fathom Blocker or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable or exercisable for any shares of capital stock (or other equity or ownership interests), or any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based performance units or other securities the value of which is derived from the price or value of Fathom’s or its Subsidiaries’ equity securities, of Fathom or any of its Subsidiaries or any Fathom Blocker, other than (x) the redemption of Fathom Units held, directly or indirectly, by terminated employees of Fathom or any of its Subsidiaries in accordance with the Fathom LLCA and (y) any dividends or distributions (including by redemption or repurchase) of cash by the Fathom Blockers;

(i) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect (including by merger) any change in respect of any shares of capital stock or other equity or ownership interests in or securities of Fathom or any Fathom Blocker (including any such event that involves the creation of any new classes or series of equity or ownership interests);

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(j) enter into, renew or amend in any material respect, any transaction or Contract relating to Fathom Transaction Expenses if such entry, renewal or amendment would result in additional Fathom Transaction Expenses that, individually or in the aggregate, exceed $5,000,000;

(k) make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, Liabilities or results of operations of Fathom and its Subsidiaries or such Fathom Blocker, as applicable, other than as may be required by a change in applicable Law or GAAP after the date hereof;

(l) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by this Agreement);

(m) make, revoke or change any material Tax election, adopt or change any annual Tax accounting period or any material accounting method with respect to Taxes, file any amended material Tax Return, settle, compromise or abandon any claim, investigation, audit or controversy relating to a material Tax liability, enter into any closing agreement with respect to any material amount of Taxes, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(n) change its residence for any Tax purposes;

(o) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment;

(p) directly or indirectly, incur, or modify in any material respect the terms of, or cancel or forgive any Indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, (i) the obligations of any Person for Indebtedness (other than Indebtedness under any Fathom Financing Agreement or capital leases entered into by Fathom or any of its Subsidiaries in the ordinary course of business consistent with past practice), (ii) to the extent in accordance with the covenants set forth in Section 10.10 or (iii) indebtedness for borrowed money incurred in the ordinary course of business (including, for the avoidance of doubt, any indebtedness incurred under revolving facility loans under the Fathom Credit Agreement to fund the business of Fathom and its Subsidiaries) in an amount not to exceed $5,000,000 in the aggregate;

(q) except as otherwise required by Law or the terms of any existing Fathom Benefit Plan as in effect on the Execution Date, (i) establish, adopt, enter into or amend any Fathom Benefit Plan or benefit plan of any Fathom Blocker providing for severance or termination benefits or termination payments or make any grant of severance or termination benefits or termination payments to any person other than as requested by Altimar in writing, (ii) make any grant of any cash retention payment to any Person, except (A) as requested by Altimar in writing or (B) in the ordinary course of business to Fathom Employees with an annual base salary of less than $250,000 provided that the aggregate amount of all grants permitted under this clause (ii)(B) shall not exceed $2,500,000 and shall not exceed $250,000 for any individual, or (iii) except in the ordinary course of business or as requested by Altimar, establish, adopt, enter into, amend in any material respect or terminate any Fathom Benefit Plan or collective bargaining agreement (except to the extent permitted to be established, adopted, entered into or amended in accordance with Section 8.01(p)(i));

(r) voluntarily fail to maintain in full force material insurance policies covering Fathom and its Subsidiaries or such Fathom Blocker and their respective properties, assets and businesses in a form and amount consistent with past practices;

(s) enter into, renew, modify or amend any transaction with, or with any Person that, to the knowledge of Fathom, is an Affiliate of, Fathom, CORE or any of their directors, officers or employees (excluding (i) transactions solely between or among Fathom and/or its wholly owned Subsidiaries, (ii) payments of

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annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are Fathom Employees, (iii) commercial transactions between Fathom or its Subsidiaries and any portfolio companies of any such Persons in the ordinary course of business on arms’ length terms) and (iv) any dividends or distributions (including by redemption or repurchase) of cash by the Fathom Blockers);

(t) enter into any agreement that materially restricts the ability of Fathom or its Subsidiaries or any Fathom Blocker to engage or compete in any material line of business or in any geographic territory or enter into a new line of business that is material to Fathom and its Subsidiaries, taken as a whole; or

(u) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 8.01.

Section 8.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Fathom, the Fathom Blockers or any of their respective Subsidiaries by third parties that may be in Fathom’s, such Fathom Blockers or their respective Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of Fathom or its Subsidiaries or the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) in the opinion of legal counsel of Fathom or the Fathom Blockers, as applicable, would result in the loss of attorney-client privilege or other privilege from disclosure, Fathom and the Fathom Blockers shall, and Fathom shall cause its Subsidiaries to, afford to Altimar and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of Fathom and its Subsidiaries and so long as reasonably feasible or permissible under applicable Law, to all of their respective properties, books, Contracts, commitments, Tax Returns, projections, plans, systems, records, commitments, analyses, financial and operating data and other information concerning their affairs, and appropriate officers and employees of the Fathom Blockers or Fathom and its Subsidiaries, as applicable, in each case, as Altimar and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that Altimar shall not be permitted to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 8.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by Altimar and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 8.03 No Claim Against the Trust Account. Fathom acknowledges that substantially all of Altimar’s assets consist of the cash proceeds of its initial public offering (the “IPO”) and/or certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon), and all of those proceeds were deposited in the Trust Account for the benefit of Altimar’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of Altimar entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of Fathom and the Fathom Blockers hereby irrevocably waives (on its own behalf and shall cause each of their respective Subsidiaries and controlled Affiliates to waive) any and all right, title and interest, or any claim of any kind it has or may have in the future, as a result of or arising out of this Agreement or the transactions contemplated hereby, in or to any monies in the Trust Account (or distributions therefrom to Altimar public stockholders upon the redemption of their shares, the “Trust Distributions”), and agrees not to seek recourse against the Trust Account or the Trust Distributions, for any reason whatsoever as a result of or arising out of this Agreement. Each of Fathom and the Fathom Blockers agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Altimar to induce Altimar to enter in this Agreement, and Fathom and the Fathom Blockers further intend and understand such waiver to be valid, binding and enforceable against Fathom and the Fathom Blockers and each of their respective Subsidiaries and controlled Affiliates that they have the authority to bind under applicable Law.

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Section 8.04 Proxy Solicitation; Consent Solicitation; Other Actions.

(a) Fathom and the Fathom Blockers shall be available to, and Fathom and its Subsidiaries and the Fathom Blockers shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Altimar and its counsel and representatives in connection with (i) the drafting of the Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus and (ii) responding in a timely manner to comments on the Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus from the SEC. Without limiting the generality of the foregoing, Fathom shall reasonably cooperate with Altimar in connection with the preparation for inclusion in the Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(b) Subject to Section 10.01(f), from and after the date on which the Proxy Statement/Consent Solicitation Statement/Prospectus is mailed to Altimar’s stockholders, Fathom and the Fathom Blockers will give Altimar prompt written notice of any action taken or not taken by Fathom or its Subsidiaries, the Fathom Blockers or of any development regarding Fathom or its Subsidiaries or the Fathom Blockers, in any such case which is known by Fathom or such Fathom Blocker, that would cause the Proxy Statement/Consent Solicitation Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Altimar and Fathom and, if applicable, such Fathom Blocker shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement/Consent Solicitation Statement/Prospectus, such that the Proxy Statement/Consent Solicitation Statement/Prospectus no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Altimar pursuant to this Section 8.04 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Fathom Schedules.

(c) Fathom and the Fathom Blockers acknowledge and agree that the Fathom Written Consent and the Fathom Blockers Written Consents that have been delivered in connection with this Agreement shall become automatically effective upon the Form S-4 becoming effective.

Section 8.05 Equityholder Notices; Information Statement.

(a) As promptly as practicable after the Fathom Written Consent becomes effective, Fathom shall prepare and deliver to all holders of Fathom Units that did not execute the Fathom Written Consent a written notice of such circumstance (together with a reasonably detailed description of the actions taken thereby and any information required to be provided under applicable Law or such entity’s governing documents), which notice(s) shall be in form and substance reasonably acceptable to Altimar.

(b) As promptly as practicable following the Execution Date, to the extent reasonably agreed by Fathom and Altimar, Fathom and Altimar will cooperate to take such actions as may be necessary to facilitate the delivery of Closing Seller Equity Consideration and Fathom Earnout Consideration to any current or former Fathom employee in a manner compliant with applicable Law.

Section 8.06 Termination of Affiliate Transactions. Prior to the Closing, except for this Agreement and any other Transaction Agreements, Fathom and the Fathom Blockers shall take, and cause to be taken, all actions necessary to cause all Fathom Related Party Transactions and all Blocker Related Party Transactions to be terminated as of or prior to the Closing without any further cost or Liability to Altimar or its Subsidiaries following the Closing, other than as set forth on Schedule 8.06 of the Fathom Schedules.

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Section 8.07 Non-Solicitation by Fathom. During the Interim Period, Fathom and the Fathom Blockers shall not take, nor shall Fathom or the Fathom Blockers permit any of their respective Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than Altimar and/or any of its Affiliates or Representatives) concerning any purchase of all or a material portion of Fathom’s or any Fathom Blocker’s voting, economic or other equity securities or the issuance and sale of any securities of, or membership interests in, Fathom or its Subsidiaries (other than any purchases of equity securities by Fathom from employees of Fathom or its Subsidiaries) or any Fathom Blocker, any merger or sale of substantial assets involving Fathom or its Subsidiaries, other than immaterial assets or assets sold in the ordinary course of business or transactions permitted by Section 8.01(d)(each such acquisition or transaction, but excluding the Transactions, an “Acquisition Transaction”). Fathom shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the Execution Date with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

Section 8.08 PCAOB Audited Financials and Interim Financials. Fathom shall use reasonable best efforts to deliver to Altimar true and complete copies of the audited consolidated and combined balance sheets of Fathom and its Subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated and combined statements of income and cash flows of Fathom and its Subsidiaries for such years, each audited in accordance with the auditing standards of the PCAOB, together with (a) a “to be issued” audit report thereon from the auditor (collectively, the “PCAOB Audited Financials”) not later than fifteen (15) days after the Execution Date and (b) an audit report thereon not later than the date on which the Form S-4 is submitted to the SEC including copies of the unaudited consolidated and combined balance sheets of Fathom and its Subsidiaries as of June 30, 2020 and June 30, 2021, and the related audited consolidated and combined statements of income and cash flows of Fathom and its Subsidiaries for the six (6) months then ended.

ARTICLE IX

COVENANTS OF ALTIMAR

Section 9.01 Indemnification and Insurance.

(a) From and after the Fathom Effective Time, Altimar agrees that (to the maximum extent permitted by applicable Law) it shall indemnify and hold harmless each present and former director, manager and officer of Fathom, the Fathom Blockers and Altimar and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Fathom Effective Time, whether asserted or claimed prior to, at or after such effective time, to the fullest extent that Fathom, the Fathom Blockers, Altimar or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the Execution Date to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, following the Closing, Altimar shall and shall cause each of its Subsidiaries (including Fathom) to, (i) maintain for a period of not less than six (6) years from the Closing provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the Execution Date and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six (6) years from the Closing, Altimar shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are

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currently covered by Altimar’s, a Fathom Blocker’s, Fathom’s or any of their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Fathom or Altimar, as applicable, or their respective agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Altimar or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Fathom Blockers, Fathom and its Subsidiaries and Altimar and its Subsidiaries for such insurance policy for the year ended December 31, 2021; provided, however, that Fathom and Altimar may, in the alternative, cause coverage to be extended under such Fathom Blocker’s, Fathom’s or Altimar’s, as applicable, current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Closing (the “D&O Tail”), except that in no event shall Altimar or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by such Fathom Blocker, Fathom and its Subsidiaries or Altimar and its Subsidiaries, as applicable, for such current insurance.

(c) Altimar, the Fathom Blockers and Fathom hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the indemnified Persons under this Section 9.01 may have certain rights to indemnification, advancement of expenses and/or insurance provided by current equityholders, members, or other Affiliates of such equityholders or members (“Indemnitee Affiliates”) separate from the indemnification obligations of Altimar, the Fathom Blockers, Fathom and their respective Subsidiaries hereunder. The Parties hereby agree, following the Closing, (i) that Altimar, Fathom and their respective Subsidiaries are the indemnitors of first resort (i.e., its obligations to the indemnified Persons under this Section 9.01 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or Liabilities incurred by the indemnified Persons under this Section 9.01 are secondary), (ii) that Altimar, Fathom and their respective Subsidiaries shall be required to advance the full amount of expenses incurred by the indemnified Persons under this Section 9.01 and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and required by Altimar’s or Fathom’s and their respective Subsidiaries’ governing documents or any director or officer indemnification agreements, without regard to any rights the indemnified Persons under this Section 9.01 may have against any Indemnitee Affiliate, subject to such indemnified Person providing an undertaking to refund any and all such advances to Altimar in the event that it is determined (by a final non-appealable judgment) that such indemnified Person is not entitled to indemnification, and (iii) except with respect to employees and as set forth in the immediately preceding clause (ii), that the Parties (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 9.01 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on the Altimar Surviving Entity and the Fathom Surviving Entity, and all successors and assigns of the Altimar Surviving Entity and the Fathom Surviving Entity. In the event that the Altimar Surviving Entity or the Fathom Surviving Entity or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Altimar shall take reasonable best efforts to ensure that proper provision shall be made so that the successors and assigns of the Altimar Surviving Entity or the Fathom Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 9.01.

Section 9.02 Conduct of Altimar During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 9.02 of the Altimar Schedules or as contemplated by this Agreement or as consented to by Fathom in writing (which consent shall not be

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unreasonably conditioned, withheld, delayed or denied), no Altimar Party shall, and shall not permit any of its respective Subsidiaries to:

(i) change, modify or amend the Trust Agreement or the Altimar Organizational Documents;

(ii) other than in connection with the Domestication, Altimar Stockholder Redemption or as otherwise required in order to consummate the transactions contemplated hereby, (A) declare, make or pay any dividend, other distribution or return of capital (whether in cash or in kind), (B) split, combine or reclassify any capital stock of, or other equity interests in, Altimar; or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Altimar;

(iii) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment;

(iv) make, revoke or change any material Tax election, adopt or change any annual Tax accounting period or any material accounting method with respect to Taxes, file any amended material Tax Return, settle, compromise or abandon any claim, investigation, audit or controversy relating to a material Tax liability, enter into any closing agreement with respect to any material amount of Taxes, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(v) (A) enter into, renew or amend in any material respect, any transaction or Contract relating to Altimar Transaction Expenses if such entry, renewal or amendment would result in additional Altimar Transaction Expenses that, individually or in the aggregate, exceed $5,000,000 (and in all cases subject to Section 9.02(a)(iv)), (B) cause or permit any Altimar Transaction Expenses of the type contemplated by clauses (i) through (viii) of the definition thereof to be incurred if the sum of (1) the amounts contemplated by clauses (i) through (viii) of the definition thereof, up to a maximum amount of $25,700,000, plus (2) the amounts contemplated by clauses (ix), (x) and (xi) of the definition thereof, exceeds $27,000,000 in the aggregate, or (C) incur any material Altimar Transaction Expenses of the type contemplated by clauses (x) or (xi) of the definition thereof without the prior written consent of Fathom (not to be unreasonably withheld);

(vi) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, in each case, subject to Section 10.09;

(vii) except as contemplated by the Omnibus Incentive Plan Proposal, enter into any employment contract or collective bargaining agreement, pay any special bonus or special remuneration to any director, officer, employee or contractor, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or independent contractors;

(viii) acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or Person or division thereof or otherwise acquire any assets;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, division transaction, consolidation or recapitalization;

(x) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(xi) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, Altimar or any of its Subsidiaries or any securities

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convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than the issuance of Altimar Class A Common Stock in connection with the PIPE Investment as contemplated herein or (B) amend, modify or waive any of the terms or rights set forth in any Altimar Warrant, including any amendment, modification or reduction of the warrant price set forth therein;

(xii) authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions; or

(xiii) except in respect of Altimar Transaction Expenses, voluntarily incur any liabilities in excess of $100,000 individually or $500,000 in the aggregate without the prior written consent of Fathom.

(b) During the Interim Period, Altimar shall, and shall cause its Subsidiaries to, comply with and continue performing under, as applicable, the Altimar Organizational Documents, the Trust Agreement, the Transaction Documents and all other agreements or Contracts to which Altimar or its Subsidiaries may be a party.

(c) Nothing contained in this Agreement shall be deemed to give Fathom or the Fathom Blockers, directly or indirectly, the right to control or direct Altimar prior to the Closing. Prior to the Closing, Altimar shall exercise, consistent with the terms and conditions of this Agreement, control over its business.

Section 9.03 PIPE Investment. Altimar shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (a) satisfy in all material respects on a timely basis all conditions and covenants applicable in the Subscription Agreements and otherwise comply with its obligations thereunder; (b) in the event that all conditions in the Subscription Agreements (other than conditions that Altimar or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, as applicable, consummate transactions contemplated by the Subscription Agreements at or prior to Closing; (c) confer with Fathom regarding the timing of the Closing Date (as defined in the Subscription Agreements); (d) deliver closing notices to the respective counterparties to the Subscription Agreements at least six (6) Business Days prior to the expected Closing to cause them to fund their obligations at least two (2) Business Days prior to the date that the Closing is expected to occur hereunder and (e) without limiting Fathom’s enforcement thereunder or pursuant Section 13.13, enforce its rights under the Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that Altimar or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable investors to pay to (or as directed by) Altimar the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements, in each case, in accordance with their respective terms. Without limiting the generality of the foregoing, Altimar shall give Fathom, prompt written notice: (i) prior to any amendment to any Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by the counterparty to any PIPE Subscription Agreement known to Altimar; (iii) of the receipt of any written notice or other written communication from any party with respect to any actual or threatened (in writing) or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of any PIPE Subscription Agreement or any provisions of such agreements; and (iv) if Altimar does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the persons contemplated by the applicable agreements. Altimar shall deliver all notices it is required to deliver under the Subscription Agreements on a timely basis in order to cause the applicable investors to consummate the transactions contemplated thereunder concurrently with the Closing and shall use reasonable best efforts to take all actions required under any Subscription Agreements with respect to the timely issuance and delivery of evidence of the issuance of the Class A Common Stock in book entry form.

Section 9.04 [Intentionally Omitted].

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Section 9.05 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Altimar or its Subsidiaries by third parties that may be in Altimar’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of Altimar would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law, Altimar shall afford to Fathom and its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, and so long as reasonably feasible or permissible under applicable Law, to its respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Altimar and its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of Altimar that are in the possession of Altimar, in each case as Fathom and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Fathom and its Affiliates and their respective Representatives under this Agreement shall be kept confidential.

Section 9.06 Altimar NYSE Listing. From the Execution Date through the Closing, Altimar shall use reasonable best efforts to remain listed as a public company on, and for Cayman Class A Ordinary Shares (or, following the Domestication, shares of Altimar Class A Common Stock) and Cayman Warrants (or, following the Domestication, Altimar Warrants) to be listed on, the NYSE.

Section 9.07 Altimar Public Filings. From the Execution Date through the Closing, Altimar will use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 9.08 Section 16 Matters. Prior to the Fathom Effective Time, Altimar shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of any equity securities of Altimar (or Fathom) or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 9.09 Omnibus Incentive Plan. Prior to Closing, Altimar shall, subject to obtaining the approval of the stockholders of Altimar for the Omnibus Incentive Plan Proposal, adopt the Fathom Digital Manufacturing Corporation Omnibus Incentive Plan (the “Omnibus Incentive Plan”) in the form attached hereto as Exhibit H. The Omnibus Incentive Plan shall provide for the reservation for issuance of a number of shares of Altimar Common Stock as set forth in the Omnibus Incentive Plan. If requested by Fathom, prior to the Closing, Altimar will use commercially reasonable efforts to adopt, subject to requisite stockholder approval, an employee stock purchase plan in a form reasonably acceptable to the parties and a proposal for such plan in the S-4.

Section 9.10 Qualification as an Emerging Growth Company. Altimar shall, at all times during the period from the Execution Date until the Closing use commercially reasonable efforts to: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause Altimar to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 9.11 Non-Solicitation by Altimar. Except as expressly permitted by this Section 9.11, from the date of this Agreement until the Fathom Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 12.01, Altimar shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or

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negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person, concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”), other than with Fathom, the Fathom Blockers and their respective equityholders, Affiliates and Representatives. Altimar shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the Execution Date with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 9.12 Altimar Change in Recommendation. If, at any time prior to obtaining the approval of the Altimar Stockholder Matters in the Special Meeting, the Altimar Board determines in good faith, in response to an Intervening Event, after consultation with its outside legal counsel, that the failure to make an Altimar Change in Recommendation would be a breach of its fiduciary duties under applicable Law, the Altimar Board may, prior to obtaining the approval of the Altimar Stockholder Matters in the Special Meeting, make an Altimar Change in Recommendation; provided, that Altimar will not be entitled to make, or agree or resolve to make, an Altimar Change in Recommendation unless (i) Altimar delivers to Fathom a written notice (an “Intervening Event Notice”) advising Fathom that the Altimar Board proposes to take such action and containing the material facts underlying the Altimar Board’s determination that an Intervening Event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which Altimar delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which Altimar delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the “Intervening Event Notice Period”), the Altimar Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make an Altimar Change in Recommendation would be a breach of its fiduciary duties under applicable Law. Altimar will use its reasonable best efforts to cause its Representatives to, during the Intervening Event Notice Period, engage in good faith negotiations with Fathom and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Altimar Change in Recommendation. Notwithstanding anything to the contrary herein, the occurrence of any Altimar Change in Recommendation shall have no effect on Altimar’s obligations under Section 10.03(b) (or any other provision of this Agreement) with respect to the Special Meeting and obtaining the Required Altimar Stockholder Approvals.

Section 9.13 Acquiror Name. Promptly following the Closing, Altimar will cease all use of the name “Altimar Acquisition Corp. II” (the “Acquiror Name”), including as part of its corporate name, provided that the foregoing shall not prohibit Altimar and its Affiliates from using the Acquiror Name in a neutral, non-trademark manner to describe Altimar’s history. Altimar further agrees that to the extent that it owns any rights, title or interest in or to the Acquiror Name, whether by operation of law or otherwise, from and after the Closing it hereby irrevocably transfers and assigns any and all such rights to Altimar Sponsor II, LLC.

ARTICLE X

JOINT COVENANTS

Section 10.01 Regulatory Approvals.

(a) Each of the Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws, to consummate and make effective as promptly as practicable the Transactions, including providing any notices to any Person required in connection with the consummation of the Transactions, and obtaining any licenses, consents, waivers, approvals, authorizations, qualifications and Governmental Orders necessary to consummate the Transactions; provided, that (i) in no

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event shall any party be required to pay any material fee, penalty or other consideration to obtain any license, Permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the Transactions (other than fees or expenses payable to the SEC in connection with the Transactions, including the Form S-4 and Proxy Statement / Prospectus, filing fees payable pursuant to the HSR Act or other Antitrust Laws, and any other ordinary course filing fees in connection with Governmental Filings required to consummate the Transactions) and (ii) without the prior written consent of Altimar, neither Fathom nor any of its Subsidiaries shall agree to any restriction to be imposed by FINRA as a condition to obtaining approval from FINRA pursuant to FINRA Rule 1017. Subject to appropriate confidentiality protections and applicable Antitrust Laws, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) Each of the Parties shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information (i) required under any applicable Antitrust Laws or other applicable Laws or by FINRA or (ii) requested by a Governmental Authority pursuant to applicable Antitrust Laws or by FINRA to effect promptly all necessary filings with any Governmental Authority (including any notices required to be made to any state securities regulator as indicated on Section 10.01(b) of the Fathom Schedules) and to obtain all necessary, proper or advisable actions or nonactions, approvals consents, waivers, exemptions and approvals of any Governmental Authority necessary to consummate the Transactions. Each Party shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Authority relating to the Transactions or any of the matters described in this Section 10.01. Each of the Parties shall promptly inform the other of any substantive oral communication with, and provide copies of any written communications with, any Governmental Authority regarding any such filings or any such transaction, unless prohibited by reasonable request of any Governmental Authority. No Party shall independently participate in any substantive meeting or substantive conference call with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving Altimar (in the case of Fathom or the Fathom Blockers) or Fathom (in the case of the Altimar Parties) prior notice of the substantive meeting or substantive conference call and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. In the event Altimar or Fathom is prohibited from participating in or attending any meeting or substantive conference call, the participating party shall keep Altimar or Fathom, as applicable, promptly and reasonably apprised with respect thereto, to the extent permitted by applicable Law. To the extent permissible under applicable Law, the Parties will consult and cooperate with one another, and consider in good faith the views of one another so as to mutually agree on any strategies and decisions, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party or its Affiliates relating to proceedings under Antitrust Laws or other applicable Laws. Notwithstanding anything in this Agreement or any Transaction Agreement to the contrary, any documents or other materials provided pursuant to this Section 10.01(b) or other provision of this Agreement by any Party or any Seller Related Person may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of Fathom or other competitively sensitive material or personally-identifiable information or other sensitive personal or financial information, and the Parties and Seller Related Persons may, as each deems advisable, reasonably designate any material provided under this Section 10.01 or other provision of this Agreement as “outside counsel only material.” Such “outside counsel only materials” and the information contained therein shall be given only to outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. Notwithstanding the foregoing, neither party shall be obligated to share with the other party documents responsive to items 4(c) and 4(d) on the Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act. Without limiting the generality of the undertakings pursuant to this Section 10.01, each Party shall use reasonable best efforts to provide or cause to be provided (including, with respect to filings pursuant to the HSR Act, by its “Ultimate Parent Entities”, as that term is defined in the HSR Act) as promptly as reasonably practicable and advisable to any Governmental

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Authority information and documents relating to such party as requested by such Governmental Authority or necessary, proper or advisable to permit consummation of the Transactions, including filing any notification and report form and related material required under the HSR Act, any necessary or appropriate filings pursuant to FINRA Rule 1017 and any other filing or notice that may be required with any other Governmental Authority as promptly as reasonably practicable and advisable after the Execution Date (and, in the case of the initial filing under the HSR Act and FINRA, no later than 10 Business Days after the Execution Date), and thereafter to respond as promptly as reasonably practicable and advisable to any request for additional information or documentary material relating to such party that may be made (including under the HSR Act and any similar Antitrust Law regarding preacquisition notifications for the purpose of competition reviews or by FINRA). Each Party shall supply as promptly as practicable any additional information and documentary material relating to such Party or any its Affiliates that may be requested by any Governmental Authority and furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority (including providing financial information and certificates as well as personal information of senior management, directors or control persons, and requesting that individuals with appropriate seniority and expertise make themselves available to participate in discussions or hearings). Each Party shall cause the filings made by it (or by its ultimate parent entity, if applicable) under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. In furtherance and not in limitation of the foregoing, each Party shall provide, or cause to be provided, all agreements, documents, instruments, affidavits, statements or information that may be required or requested by any Governmental Authority relating to (i) such Party (including any of its directors, officers, employees, partners, members, shareholders or control persons) and (ii) such Party’s structure, ownership, businesses, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members, shareholders or Affiliates.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted by any Governmental Authority or any private party challenging any of the Transactions as violative of any applicable Law, each of the Parties shall cooperate with one another in good faith and use their reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transactions), and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Authority to prevent or enjoin consummation of this Agreement (and the Transactions), including by defending any Action brought by any Governmental Authority in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Authority or private party may have to any of the Transactions under such applicable Law so as to permit the consummation of the Transactions in their entity; provided, however, that any decision by the Parties to litigate in connection with such matters must be mutually agreed by Altimar and Fathom.

(d) Notwithstanding the foregoing, Altimar shall, and shall cause its controlled Affiliates to, take any and all actions necessary to obtain any authorization, consent or approval of a Governmental Authority (including in connection with any Governmental Filings) necessary or advisable so as to enable the consummation of the Transactions to occur as expeditiously as possible (and in any event, no later than the Termination Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the Transactions under any Law, or to otherwise oppose, avoid the entry of, or to effect the dissolution of, any order, decree, judgment, preliminary or permanent injunction that would otherwise have the effect of preventing, prohibiting, restricting, or delaying the consummation of the Transactions, including: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, businesses, product lines, rights or assets of Altimar or its controlled Affiliates and any interest therein (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such businesses, product lines, rights or assets) and (ii) otherwise taking or committing to take

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actions that after the Closing Date would limit Altimar’s or its controlled Affiliates’ freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines, rights or assets of Altimar and its controlled Affiliates or interest therein, in each case as may be required in order to enable the consummation of the Transactions to occur as expeditiously as possible (and in any event no later than the Termination Date).

(e) From the Execution Date until Closing, Altimar shall not acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, or take any other action, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition, or the taking of any other action, could in any material respect (individually or in the aggregate): (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the Transactions, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.

(f) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement or any Transaction Agreement shall require any Party or any of its respective Subsidiaries or any Affiliates (including CORE and its Affiliates or Altimar Sponsor II, LLC and its Affiliates (other than Altimar)) to (i) take, or cause to be taken, any action with respect to CORE or any of its Affiliates, including any affiliated investment funds or any portfolio company (as such term is commonly understood in the private equity industry) of CORE or any of its Affiliates or Altimar Sponsor II, LLC or any of its Affiliates (other than Altimar), including selling, divesting or otherwise disposing of, or conveying, licensing, holding separate or otherwise restricting or limiting its freedom of action with respect to, any assets, business, products, rights, licenses or investments, or interests therein, other than with respect to Fathom and its Subsidiaries (provided any action taken is conditioned upon the Closing), or (ii) provide, or cause to be provided to any particular Governmental Authority (including, for the avoidance of doubt, FINRA), nonpublic or other confidential financial or sensitive personally identifiable information of CORE or any of its Affiliates or Altimar Sponsor II, LLC or any of its Affiliates (other than Altimar) or its or their respective directors, officers, employees, managers or partners, or its or their respective control persons’ or direct or indirect equityholders’ and their respective directors’, officers’, employees’, managers’ or partners’ (each of the foregoing Persons, a “Seller Related Person” or “Altimar Related Person”, as the case may be) (other than such information with respect to the officers and directors of Fathom which may be provided to a Governmental Authority on a confidential basis). Notwithstanding anything in this Agreement or any Transaction Agreement to the contrary, any Seller Related Person or Altimar Related Person may designate any materials provided to a Governmental Authority that contain sensitive or confidential information in respect of such Seller Related Person or Altimar Related Person or any of their respective Affiliates, as applicable, as such “Seller Related Person only” or “Altimar Related Person only” and such materials and the information contained therein shall not be disclosed to any other Person or Governmental Authority without such Seller Related Person’s or Altimar Related Person’s, as applicable, prior written consent, and such Seller Related Person may provide that any such sensitive or confidential information may only be provided on an outside counsel-only basis or directly to the applicable Governmental Authority requesting such information and all appearances, submissions, presentations, briefs, and proposals made or submitted by or on behalf of such Seller Related Person or Altimar Related Person or any of their respective Affiliates before any Governmental Authority shall be controlled by such Seller Related Person or Altimar Related Person, as applicable. No breach or violation shall be deemed to have occurred as a result of the failure of any Seller Related Person or Altimar Related Person to provide information not required to be provided by this provision or any other provision of this Agreement.

(g) Notwithstanding anything else contained herein to the contrary, Altimar shall pay, or cause to be paid, all filing fees payable by any Party pursuant to Antitrust Laws in connection with the Transactions.

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Section 10.02 Support of Transaction. Without limiting any covenant contained in Article VIII, Article IX or Article X, including the obligations of the Parties with respect to the notifications, filings, reaffirmations and applications described in Section 10.01, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 10.02, the Parties shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any Party or its respective controlled Affiliates is required to obtain in order to consummate the Transactions, provided that, Fathom and Altimar shall not be required to seek any such required consents or approvals of third party counterparties to Material Contracts with Fathom or its Subsidiaries to the extent such Material Contract is otherwise terminable at will, for convenience or upon or after the giving of notice of termination by a party thereto without penalty unless otherwise agreed in writing by Fathom and Altimar, and (b) use commercially reasonable efforts to take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article XI or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall the Altimar Parties, Fathom or any of their Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which Fathom or any of its Subsidiaries is a party or that is otherwise required in connection with the consummation of the Transactions.

Section 10.03 Preparation of Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus; Altimar Special Meeting.

(a) Proxy Statement/Prospectus.

(i) As promptly as practicable following the execution and delivery of this Agreement (and in any event on or prior to that date that is fifteen (15) Business Days after the Execution Date), Altimar, Fathom and the Fathom Blockers shall use reasonable best efforts to prepare, and Altimar shall submit with the SEC on a confidential basis, the Form S-4 in connection with the registration under the Securities Act of Altimar Common Stock to be issued under this Agreement (including, for the avoidance of doubt, (1) all shares of Altimar Class A Common Stock and (2) all shares of Altimar Class A Common Stock issuable upon the exchange of any New Fathom Class A Units) and the effect of the Transactions on the Altimar Warrants, which Form S-4 will contain (i) a consent solicitation statement in connection with the solicitation of the Fathom Blocker Written Consents and the Fathom Written Consent and (ii) also contain the Proxy Statement/Consent Solicitation Statement/Prospectus, which will be included therein as a prospectus and which will be used as a proxy statement for the Special Meeting with respect to, among other things: (A) providing Altimar’s stockholders with the opportunity to redeem shares of Cayman Class A Ordinary Shares (effective upon the consummation of the Transactions) by delivering an election to redeem in respect of such shares not later than 5:00 p.m. Eastern Time on the date that is at least two (2) Business Days prior to the date of the Special Meeting (the “Altimar Stockholder Redemption”); and (B) soliciting proxies from holders of Cayman Class A Ordinary Shares to vote at the Special Meeting, as adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the adoption and filing of the Altimar Charter; (3) the approval of each issuance of Altimar Common Stock, and securities convertible into or exchangeable for Altimar Common Stock solely to the extent such issuance requires a separate vote under SEC or NYSE rules (including approval of the issuance of Altimar Class A Common Stock pursuant to the PIPE Subscription Agreements and approval of each other issuance that is subject to the SEC’s or the NYSE’s related party transaction rules) (the proposals contemplated by clauses (1) through (3), collectively, the “Required Altimar Stockholder Approvals”); (4) the approval of each provision of the Altimar Charter that reasonably requires a separate vote under SEC or NYSE rules; (5) the approval of the adoption of the Omnibus Incentive Plan (the “Omnibus Incentive Plan Proposal”); and (6) any other proposals the Parties agree are necessary or desirable to consummate the Transactions (clauses (1) through (6), collectively, the “Altimar Stockholder Matters”). Without the prior written consent of Fathom, the Altimar Stockholder Matters shall be the only matters (other than procedural matters) which Altimar shall propose to be acted on by Altimar’s stockholders at the

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Special Meeting, as adjourned or postponed. Altimar shall use its reasonable best efforts to cause the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Transactions. Subject to Section 10.01(f), each of Altimar, Fathom and the Fathom Blockers shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus. Promptly after the Form S-4 is declared effective under the Securities Act, Fathom, the Fathom Blockers and Altimar shall use reasonable best efforts to cause the Proxy Statement/Consent Solicitation Statement/Prospectus to be mailed to stockholders of Altimar and to the equityholders of Fathom and the Fathom Blockers.

(ii) Fathom and Altimar shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned), any response to comments of the SEC or its staff with respect to the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus and any amendment to the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus filed in response thereto, including by providing a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. If Altimar, Fathom or the Fathom Blockers becomes aware that any information contained in the Form S-4 or the Proxy Statement/Consent Solicitation Statement/Prospectus shall have become false or misleading in any material respect or that the Form S-4 or the Proxy Statement/Consent Solicitation Statement/Prospectus is required to be amended in order to comply with applicable Law, then (x) such party shall promptly inform the other parties and (y) Altimar and Fathom shall cooperate fully and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned) an amendment or supplement to the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus. Altimar shall use reasonable best efforts to cause the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Cayman Ordinary Shares, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Altimar Organizational Documents. Altimar shall provide the other parties, including Fathom, with copies of any written comments, and shall inform such other parties, including Fathom, of any oral comments, that such party receives from the SEC or its staff with respect to the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus promptly after the receipt of such comments and shall give the other parties, including Fathom, a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. Altimar, Fathom and the Fathom Blockers shall use reasonable best efforts to cause the Form S-4 to be declared effective as promptly as practicable after it is filed with the SEC and to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated hereby.

(iii) Altimar shall file the Proxy Statement/Consent Solicitation Statement/Prospectus on Schedule 14A in accordance with the rules and regulations of the Exchange Act. Altimar shall file the Proxy Statement/Consent Solicitation Statement/Prospectus and any supplement thereto pursuant to Rule 424. Altimar shall use reasonable best efforts to, as promptly as practicable after the SEC Clearance Date), (i) give notice of, convene and hold the Special Meeting in accordance with the Cayman Islands Companies Act (2021 Revision) for a date no later than 35 days following the SEC Clearance Date (Subject to Section 10.03(b)), (ii) cause the Proxy Statement/Consent Solicitation Statement/Prospectus to be disseminated to Altimar’s stockholders in compliance with applicable Law and (iii) consult and mutually agree with Fathom with respect to the foregoing.

(b) Altimar Special Meeting; Fathom and Fathom Blockers Consent Solicitation.

(i) Altimar shall use its reasonable best efforts to take all actions necessary (in its discretion or at the request of Fathom) to obtain the approval of Altimar Stockholder Matters at the Special Meeting, as adjourned or postponed, including by soliciting proxies as promptly as practicable in accordance with

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applicable Law for the purpose of seeking the approval of Altimar Stockholder Matters. Altimar shall include the Altimar Board Recommendation in the Proxy Statement/Consent Solicitation Statement/Prospectus. The board of directors of Altimar shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Altimar Board Recommendation (an “Altimar Change in Recommendation”), except to the extent permitted by Section 9.12. Altimar agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Altimar Stockholder Matters shall not be affected by any intervening event or circumstance (including, for the avoidance of doubt, any Intervening Event or any Altimar Change in Recommendation), and Altimar agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting, and submit for the approval of its stockholders the Altimar Stockholder Matters, regardless of any such intervening event or circumstance; provided that Altimar may temporarily postpone the Special Meeting by up to five (5) Business Days following an Altimar Change in Recommendation (and any additional number of days necessary to give effect to the provisions of Section 9.12).

(ii) Altimar shall duly call, give notice of, convene and hold the Special Meeting as promptly as practicable after the Execution Date, in accordance with applicable Law. Notwithstanding anything to the contrary contained in this Agreement, Altimar shall be entitled to (and, in the case of the following clauses (ii) and (iii), at the request of Fathom, shall) postpone or adjourn the Special Meeting for a period of no longer than 29 days (without Fathom’s prior written consent): (i) to ensure that any supplement or amendment to the Proxy Statement/Consent Solicitation Statement/Prospectus that the board of directors of Altimar has determined in good faith is required by applicable Law is disclosed to Altimar’s stockholders and for such supplement or amendment to be promptly disseminated to Altimar’s stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement/Consent Solicitation Statement/Prospectus), there are insufficient Cayman Class A Shares and Cayman Class B Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the Required Altimar Stockholder Approvals or satisfying the condition set forth in Section 11.03(c) hereof; provided, that in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 10.04 Tax Matters.

(a) Altimar and Fathom shall each pay fifty percent (50%) of all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows U.S. federal income tax treatment), each of the Parties intends that (i) the Domestication will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (ii) the conversion of Altimar Class C Common Stock into Altimar Class A Common Stock will constitute a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (iii) in connection with the Blocker Mergers and the Blocker Altimar Mergers, (A) (1) the Fathom Blocker 1 Merger and the Fathom Blocker 1 Altimar Merger, (2) the Fathom Blocker 2 Merger and the Fathom Blocker 2 Altimar Merger, and (3) the Fathom Blocker 3 Merger and the Fathom Blocker 3 Altimar Merger, each taken together in the manner consistent with Revenue Ruling 2001-46, will each separately qualify as a “reorganization” within the meaning of

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Section 368(a) of the Code (for the avoidance of doubt, with each of clauses (1), (2) and (3) separately constituting a “reorganization” within the meaning of Section 368(a) of the Code), (B) the issuance of the applicable Fathom Earnout Consideration will be treated for Tax purposes as eligible for non-recognition treatment under the Code and the Treasury Regulations in connection with the reorganizations described in clause (A) and will not be treated as “other property” within the meaning of Section 356 of the Code and (C) the Closing Cash Consideration payable to the Fathom Blocker Owners as set forth in the Allocation Schedule and the right to receive certain payments under the Tax Receivable Agreement will be treated as “other property” within the meaning of Section 356 of the Code in connection with the reorganizations described in clause (A), (iv) in connection with the Fathom Merger, (A) the acquisition of interests in Fathom from the Continuing Fathom Unitholders by Altimar for the Closing Cash Consideration as set forth in the Allocation Schedule and the right to receive certain payments under the Tax Receivable Agreement (the “Cash Sale”) will be treated as a transaction described in Section 741 of the Code giving rise to an adjustment to Altimar’s basis in the direct and indirect assets of Fathom pursuant to Section 743 of the Code and (B) the contribution of cash by Altimar to Fathom as contemplated by Section 2.09 will be treated as an acquisition of an interest in Fathom by Altimar in a transaction governed by Section 721 of the Code, (v) the receipt by the Continuing Fathom Unitholders of New Fathom Class A Units and the applicable Fathom Earnout Consideration shall be treated as not giving rise to an exchange for U.S. federal income tax purposes and (vi) the payments and contribution of the Available Cash Amount contemplated by Section 4.02 will be treated as an acquisition of an interest in Fathom by Altimar in a transaction governed by Section 721 of the Code (clauses (i) through (vi), together, the “Intended Tax Treatment”). This Agreement is hereby adopted as and shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) with respect to the Blocker Mergers and the Blocker Altimar Mergers.

(c) Altimar and Fathom and its Subsidiaries intend for the Transactions to qualify for the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code or a change in applicable Law after the date hereof, based on a breach of a representation or covenant in this Agreement, or as the result of any action required pursuant to this Agreement. Each of the Parties agrees to use reasonable best efforts to promptly notify the Unitholder Representative of any challenge to the Intended Tax Treatment by any Governmental Authority.

(d) Except as otherwise required pursuant to this Agreement, no Party shall take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Transactions from so qualifying for the Intended Tax Treatment.

(e) The Unitholder Representative shall prepare, or cause to be prepared, at the expense of Fathom, all income Tax Returns with respect to Pass-Through Income Taxes of Fathom (and its Subsidiaries) for any Pre-Closing Tax Period (other than the portion of any Straddle Period ending on the Closing Date) that are due after the Closing Date (taking into account applicable extensions) (each, a “Pass-Through Return”). Each Pass-Through Return shall be prepared in a manner consistent with Fathom’s (or such Subsidiary’s) past practice except to the extent not “more likely than not” to be upheld under applicable Law. Each Pass-Through Return, as prepared by the Unitholder Representative, shall be submitted to Altimar for its review and comment no later than 30 days prior to its due date (taking into account applicable extensions). The Unitholder Representative shall consider in good faith any timely comments received from Altimar with respect to such Pass-Through Returns.

(f) All Tax Returns of Fathom and its Subsidiaries other than Pass-Through Returns described in Section 10.04(e) that are due after the Closing Date (taking into account applicable extensions) shall be prepared and filed in accordance with the terms of the Fathom Operating Agreement, provided that Fathom’s Pass-Through Returns for the taxable year that includes the Closing Date shall include an election under Section 754 of the Code to the extent such an election is not already in effect.

(g) In the event of any proposed audit, adjustment, assessment, examination, claim or other controversy or proceeding relating to Pass-Through Income Taxes or any Pass-Through Return (a “Tax Contest”) with

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respect to a Straddle Period, Altimar will, within 15 days of it (or any of its Subsidiaries) being notified of such Tax Contest, notify the Unitholder Representative of such Tax Contest in writing. All Tax Contests for any taxable periods initiated or continuing after the Closing Date shall be controlled in accordance with the terms of the Fathom Operating Agreement.

(h) After the Closing, Altimar (and its Subsidiaries) will not, without the consent of the Unitholder Representative (which consent will not be unreasonably withheld, conditioned or delayed), (I) amend or otherwise modify any Pass-Through Return, (II) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Pass-Through Income Taxes for Pre-Closing Tax Periods (other than the portion of any Straddle Period ending on the Closing Date) or audit of any Pass-Through Return, or (III) make or change any income election or accounting method or practice with respect to Pass-Through Income Taxes for Pre-Closing Tax Periods (other than the portion of any Straddle Period ending on the Closing Date) or Pass-Through Returns.

(i) Within 90 days following the Closing Date, (i) Altimar will prepare, and deliver to the Unitholder Representative, an allocation statement allocating the applicable portion of the Closing Cash Consideration and any other amounts treated as consideration for U.S. federal income Tax purposes in the Cash Sale among the direct and indirect assets of Fathom (and entities disregarded as separate from Fathom) in accordance with Section 1060 of the Code (and any other applicable section of the Code), the Treasury Regulations thereunder (and any similar provision of state or local Law) and the methodologies set forth on Schedule 10.04(i) (the “Allocation”). The Allocation shall contain sufficient detail to permit the Parties to make the computations and adjustments required under Sections 743(b), 751 and 755 of the Code and the Treasury Regulations thereunder. Within 45 days after the receipt of the Allocation, the Unitholder Representative will propose any changes, and the Unitholder Representative and Altimar shall cooperate in good faith to resolve any disagreements. If Altimar and the Unitholder Representative do not, within 14 days, resolve all disagreements, each disagreement shall be submitted to a mutually acceptable nationally recognized independent accounting firm (acting as expert, not as arbitrator), which shall resolve such disagreements as soon as reasonably practicable; provided that such accounting firm utilizes the methodologies for determining fair market value as set forth on Schedule 10.04(i). The determination(s) of such accounting firm shall be final and binding. The fees of such accounting firm shall be borne equally by the Unitholder Representative and Altimar. The Allocation, as mutually agreed or as finally determined by such accounting firm, shall be final and binding.

(j) Each Party and the Unitholder Representative shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by each other Party and the Unitholder Representative, in connection with the preparation and filing of Tax Returns or any Tax Contest. Such cooperation shall include the provision of available records and information that are reasonably relevant to any such matter and making employees available on a mutually convenient basis to provide additional information and explanation with respect thereto.

(k) Following the Blocker Altimar Mergers, and prior to the Fathom Merger, Altimar may, but shall not be required to, cause CL Buyer Corp., a Delaware corporation, and Summit Tooling Holding, Inc., a Delaware corporation, to merge with and into the Altimar Surviving Entity (the “Subsidiary Mergers”), with the Altimar Surviving Entity being the surviving entity of the Subsidiary Mergers.

Section 10.05 Confidentiality; Publicity.

(a) The Parties acknowledge that the information being provided to them in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby. Fathom and the Fathom Blockers acknowledge that, in connection with the PIPE Investment, Altimar shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation the PIPE

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Investors, which information may include Evaluation Material (as defined in the Confidentiality Agreement).

(b) None of the Parties or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of Fathom, in the case of the Altimar Parties, or Altimar, in the case of Fathom, the Fathom Blockers and their respective Affiliates (which consent, in any case, shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case the applicable Party shall use their commercially reasonable efforts to obtain such consent with respect to such announcement or communication, prior to announcement or issuance; provided, however, that, subject to this Section 10.05, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential without the consent of any other Party; and provided, further, that subject to Section 8.02 and this Section 10.05, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent; provided, further, that concurrently with the execution of this Agreement, the Parties shall issue a mutually agreed press release announcing the execution of this Agreement.

Section 10.06 Transaction Agreements. At or prior to the Closing, each of the parties thereto shall execute and deliver to the other Parties the Investor Rights Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, the Fathom Operating Agreement and the other Transaction Agreements to which it is contemplated to be a party; provided, that, any such agreement shall not be effective unless and until the Closing occurs.

Section 10.07 Company Board of Directors; Post-Closing Officers. Each of Altimar, Fathom and the Fathom Blockers shall take, or cause to be taken, the actions set forth in this Section 10.07 prior to the Closing:

(a) Fathom, the Fathom Blockers and Altimar shall cause each Person serving and not continuing as a member of the board of directors of Fathom, such Fathom Blocker and Altimar to resign from such position, effective upon the Fathom Effective Time and the Blocker Altimar Merger Effective Time, respectively. Altimar shall elect or otherwise cause the Persons designated on Schedule 10.07 of the Fathom Schedules to comprise the entire board of directors of Altimar, effective upon the Fathom Effective Time; provided, that the board of directors as so constituted shall comply (as a whole) with applicable rules concerning director independence required by the SEC and the rules and listing standards of NYSE and any other Laws or requirements of a Governmental Authority applicable to members of the board of directors of Altimar.

(b) Fathom, the Fathom Blockers and Altimar shall cause each Person serving and not continuing as an officer of Fathom, the Fathom Blockers and Altimar to resign from such position, effective upon the Fathom Effective Time and the Blocker Altimar Merger Effective Time, respectively. Altimar shall appoint or otherwise cause to be appointed each Person serving as an officer of Fathom immediately prior to the Fathom Effective Time as a corresponding officer of Altimar, effective upon the Fathom Effective Time.

(c) Each of Fathom and Altimar shall cause such Persons to, and such Persons shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with the foregoing, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 10.07(a) does not satisfy any requirement of a Governmental Authority or the NYSE to serve as a director, then (x) there shall be no obligation to appoint such individual pursuant to Section 10.07(a) and (y) Fathom shall be entitled to

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designate a replacement director in lieu of such person, which replacement director shall be designated in consultation with Altimar; provided, further, that in no event shall Closing be delayed or postponed in connection with or as a result of the foregoing.

Section 10.08 Financing Cooperation. Fathom shall have the option to elect to repay, refinance or obtain any Debt Financing up to an aggregate principal amount of $175,000,000, in each case which election shall be made in consultation with Altimar. To the extent Fathom determines, in consultation with Altimar, to obtain any Debt Financing, Fathom shall, and shall cause its Subsidiaries to, use its reasonable best efforts to do all things necessary or appropriate to arrange for and obtain such Debt Financing, including using reasonable best efforts to (i) negotiate, syndicate and enter into definitive agreements with respect to such Debt Financing, (ii) satisfy on a timely basis all terms, conditions and covenants that may be required in connection with such Debt Financing, including with respect to the payment of any commitment, engagement or placement fees, and (iii) otherwise consummate and cause such Debt Financing to be funded at or prior the Closing; provided, that, (x) Fathom shall reasonably consult with Altimar in respect of the foregoing and consider in good faith any comments provided by Altimar in respect thereof and (y) Altimar and its Representatives shall reasonably cooperate in connection therewith. In lieu of, or in addition to, any Debt Financing, Fathom may determine, in consultation with Altimar, to refinance, rollover or enter into a repricing transaction in respect of all or a portion of the indebtedness pursuant to the Fathom Financing Agreements (any such financing, “Continued Financing”); provided that such Continued Financing shall be in full force and effect without any breach or default thereunder as of immediately prior to and immediately following the Closing. In connection with any indebtedness to be repaid at or in connection with Closing, Fathom will use reasonable best efforts to timely deliver such notices, documents and instruments, including customary payoff letters, lien release documents and conditional redemption notices (in each case, in consultation with and in form reasonably acceptable to, Altimar) in advance of the Closing (and in any event in accordance with the Fathom Financing Agreements or the terms of any Debt Financing or Continued Financing) to the extent required in connection with any such repayment. Notwithstanding anything to the contrary set forth herein, in no event will Fathom be in breach of any of its obligations under this Agreement, including with respect to its covenants set forth in this Section 10.08, due solely to any failure of any amount to be funded in accordance with the PIPE Investment when otherwise required in accordance with the terms of thereof, or to the extent related to the amount of the Available Cash Amount, in each case in and of itself and without any other breach by Fathom that is a proximate cause of such failure of such amount to be funded in accordance with the PIPE Investment. Fathom shall cause the Replacement Fathom Credit Agreement to be executed, delivered to Altimar and effective on the Closing Date and in no event will the Replacement Fathom Credit Agreement be amended, terminated or otherwise modified without the prior written consent of Altimar other than immaterial changes thereto.

Section 10.09 Transaction Litigation. From and after the Execution Date until the earlier of the Closing or termination of this Agreement in accordance with its terms, Altimar, on the one hand, and Fathom, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands, other shareholder Actions (including derivative claims) or Actions brought by any third-party relating to this Agreement, any related agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of the Altimar, any of Altimar or any of its Representatives (in their capacity as a Representative of Altimar or Fathom (in the case of any Action seeking to enjoin the Transactions), or, in the case of Fathom, any of Fathom or its Subsidiaries or any of their respective Representatives (in their capacity as a Representative of Fathom or any of its Subsidiaries). Altimar and Fathom shall each (a) keep the other reasonably informed regarding any Transaction Litigation, (b) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (c) consider in good faith the other’s advice with respect to any such Transaction Litigation and (d) reasonably cooperate with each other; provided, however, that in no event shall (i) Altimar or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of Fathom (not to be unreasonably withheld, conditioned or delayed), or (y) Fathom or of its Subsidiaries any or any

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of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of Altimar (not to be unreasonably withheld, conditioned or delayed).

ARTICLE XI

CONDITIONS TO OBLIGATIONS

Section 11.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) HSR Act. Any applicable waiting period(s) (and any extensions thereof, or any timing agreements, understandings or commitments obtained by request or other action of the FTC and/or DOJ, as applicable) imposed under the HSR Act in respect of the Transactions shall have expired or terminated, as the case may be.

(b) Regulatory Approvals. All required consents and approvals from the Regulatory Consent Authorities set forth on Schedule 11.01(b) of the Fathom Schedules shall have been obtained.

(c) No Prohibition. There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(d) Net Tangible Assets. Altimar shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after giving effect to any payments required to be made in connection with the Altimar Stockholder Redemption.

(e) Stockholder Approval. The approval of the Required Altimar Stockholder Approvals shall have been obtained.

(f) Form S-4. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(g) NYSE. The Cayman Class A Ordinary Shares (and, following the Domestication, Altimar Class A Common Stock) shall continue to be listed on the NYSE as of immediately prior to the Closing and the Cayman Class A Ordinary Shares (and, following the Domestication, shares of Altimar Class A Common Stock) to be issued in connection with the Transactions or that may become issuable following the Transactions pursuant to the terms of any Transaction Agreement shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.

(h) Altimar Charter. The Altimar Charter shall have been filed with the Secretary of State of the State of Delaware.

Section 11.02 Additional Conditions to Obligations of the Altimar Parties. The obligations of the Altimar Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Altimar:

(a) Representations and Warranties.

(i) Each of (A) the representations and warranties of Fathom contained in Section 5.01 (Organization), Section 5.03 (Due Authorization) and Section 5.22 (Brokers’ Fees), (collectively, the “Specified Fathom Representations”) and (B) the representations and warranties of each Fathom Blocker contained in Section 7.01 (Organization), Section 7.02 (Due Authorization), Section 7.06 (Holding Company; Ownership) and Section 7.08 (Brokers’ Fees) (collectively, the “Specified Fathom Blocker Representations”), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material

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respects as of the Execution Date and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects as of such earlier date).

(ii) Each of the representations and warranties of Fathom contained in Article V (other than the Specified Fathom Representations and other than Section 5.06 (Capitalization)) and of the Fathom Blockers contained in Article VII (other than the Specified Fathom Blocker Representations and other than Section 7.05 (Capitalization)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Execution Date and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(iii) Each of (A) the representations and warranties of Fathom contained in Section 5.06 (Capitalization) and (B) the representations and warranties of each Fathom Blocker contained in Section 7.05 (Capitalization), shall be true and correct other than de minimis inaccuracies, as of the Execution Date and as of the Closing Date, as though then made.

(b) Agreements and Covenants. Fathom and the Fathom Blockers shall have performed or complied in all material respects with all their obligations, taken as a whole, under the respective covenants and agreements of Fathom and the Fathom Blockers in this Agreement to be performed as of or prior to the Closing.

(c) No MAE. Since the date of this Agreement, no effect, change, fact, event, condition, occurrence, development or circumstance has occurred that constitute or would reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

(d) Officer’s Certificate. Fathom and each Fathom Blocker shall have delivered to Altimar a certificate signed by an authorized officer of Fathom or such Fathom Blocker, as applicable, dated as of the Closing Date, certifying that the conditions specified in Section 11.02(a), Section 11.02(b) and Section 11.02(c) have each been satisfied.

(e) Fathom FIRPTA Certificate. Fathom shall have delivered to Altimar a duly executed statement dated as of the Closing Date, in accordance with Treasury Regulations Section 1.1445-11T(d)(2), certifying that fifty percent (50%) or more of the value of the gross assets of Fathom do not consist of “United States real property interests” within the meaning of Section 897(c) of the Code or that ninety percent (90%) or more of the value of the gross assets of Fathom do not consist of “United States real property interests” within the meaning of Section 897(c) of the Code plus “cash or cash equivalents” within the meaning of Treasury Regulations Section 1.1445-11T(d)(1).

(f) Fathom Blocker FIRPTA Certificates. Each Fathom Blocker shall have delivered to Altimar dated as of the Closing Date a certificate issued pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), including the required notice to the U.S. Internal Revenue Service, stating that an interest in such Fathom Blocker is not a “U.S. real property interest” within the meaning of Section 897(c) of the Code.

(g) Closing Deliverables. Fathom shall have delivered to Altimar an executed copy of the Investor Rights Agreement, the Fathom Operating Agreement, the Tax Receivable Agreement, and the Registration Rights Agreement to be entered into by any of Fathom, the Fathom Blockers, the Fathom Blockers Owners or the Continuing Fathom Unitholders in connection with the Closing, duly executed by each such Person.

Section 11.03 Additional Conditions to the Obligations of Fathom and the Fathom Blockers. The obligation of Fathom and the Fathom Blockers to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Fathom and in the case of Section 11.03(f), by the applicable Fathom Blocker with respect to any documents that are contemplated to be signed by any Fathom Blocker Owner of such Fathom Blocker.

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(a) Representations and Warranties.

(i) The Specified Altimar Representations shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Execution Date and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all respects as of such earlier date).

(ii) Each of the representations and warranties of the Altimar Parties contained in Article VI (other than the representations and warranties of Altimar contained in Section 6.01 (Corporate Organization), Section 6.02 (Due Authorization) and Section 6.08 (Brokers’ Fees) (collectively, the “Specified Altimar Representations”) and Section 6.13 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Execution Date and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Altimar or prevent or materially delay or impair the ability of Altimar to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(iii) The representations and warranties of Altimar contained in Section 6.13 (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Execution Date and as of Closing Date, as though then made.

(b) Available Closing Date Cash Amount. The Available Cash Amount shall not be less than $313,000,000.

(c) Agreements and Covenants. The covenants and agreements of the Altimar Parties in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(d) Officer’s Certificate. Altimar shall have delivered to Fathom a certificate signed by an officer of Altimar, dated the Closing Date, certifying that the conditions specified in Section 11.03(a), Section 11.03(b) and Section 11.03(c) have been fulfilled.

(e) Sponsor Agreement. Each of the covenants of each of the parties to the Sponsor Agreement required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and the Sponsor Agreement shall be in full force and effect.

(f) Closing Deliverables. Altimar shall have delivered to Fathom an executed copy of the Investor Rights Agreement, the Fathom Operating Agreement, the Tax Receivable Agreement, and the Registration Rights Agreement to be entered into by any of Altimar or the Founders (and their respective equityholders, to the extent party thereto) in connection with the Closing, duly executed by each such Person.

(g) Board of Directors. The board of directors of Altimar shall be constituted with the Persons designated in accordance with Section 11.09.

Section 11.04 Frustration of Conditions. None of the Altimar Parties, Fathom or the Fathom Blockers may rely on the failure of any condition set forth in this Article XI to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its commercially reasonable efforts to cause the conditions of the other Party to be satisfied, as required by Section 10.02.

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ARTICLE XII

TERMINATION/EFFECTIVENESS

Section 12.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of Fathom and Altimar;

(b) prior to the Closing, by written notice to Fathom from Altimar if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Fathom or any Fathom Blocker set forth in this Agreement, such that the conditions specified in Section 11.02(a) or Section 11.02(b) would not be satisfied at the Closing (a “Terminating Fathom Breach”), except that, if such Terminating Fathom Breach is curable by Fathom or such Fathom Blocker through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Altimar provides written notice of such violation or breach and the Termination Date) after receipt by Fathom of notice from Altimar of such breach, but only as long as Fathom or such Fathom Blocker continues to use its commercially reasonable efforts to cure such Terminating Fathom Breach (the “Fathom Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Fathom Breach is not cured within the Fathom Cure Period, (ii) the Closing has not occurred on or before December 31, 2021 (the “Termination Date”), or (iii) the consummation of the Fathom Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under clauses (i), (ii) or (iii) of this Section 12.01(b) shall not be available if Altimar’s material breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) prior to the Closing, by written notice to Altimar from Fathom if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Altimar Parties set forth in this Agreement, such that the conditions specified in Section 11.03(a) or Section 11.03(b) would not be satisfied at the Closing (a “Terminating Altimar Breach”), except that, if any such Terminating Altimar Breach is curable by the Altimar Parties through the exercise of their commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Fathom provides written notice of such violation or breach and the Termination Date) after receipt by Altimar of notice from Fathom of such breach, but only as long as the Altimar Parties continue to exercise such commercially reasonable efforts to cure such Terminating Altimar Breach (the “Altimar Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Altimar Breach is not cured within Altimar Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Fathom Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under clauses (i), (ii) or (iii) of this Section 12.01(c) shall not be available if Fathom’s or any Fathom Blocker’s material breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d) by written notice from either Fathom or Altimar to the other if the Required Altimar Stockholder Approvals are not obtained at the Special Meeting (subject to any adjournment, postponement or recess of the meeting); or

(e) by written notice from Fathom to Altimar prior to obtaining the Required Altimar Stockholder Approvals if the Altimar Board (i) shall have made an Altimar Change in Recommendation or (ii) shall have failed to include the Altimar Board Recommendation in the Consent Solicitation Statement distributed to stockholders.

Section 12.02 Effect of Termination. Except as otherwise set forth in this Section 12.02 or Section 13.13, in the event of the termination of this Agreement pursuant to Section 12.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any Willful Breach of this Agreement by such Party

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occurring prior to such termination. The term “Willful Breach” means a Party’s material breach of any of its representations or warranties as set forth in this Agreement, or such Party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. The provisions of Section 8.03 (No Claim Against the Trust Account), Section 10.06 (Confidentiality; Publicity), this Section 12.02 (Effect of Termination) and Article XIII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which is required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XIII

MISCELLANEOUS

Section 13.01 Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body or authority, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement that are for its benefit by an instrument in writing executed in the same manner (but not necessarily by the same individuals) as this Agreement.

Section 13.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a) If to Altimar or any of the other Altimar Parties:

c/o HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor

New York, NY 10019

Attn: Tom Wasserman

E-mail: tom. wasserman@hpspartners.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attn: Ariel Deckelbaum and Raphael Russo

E-mail: ajdeckelbaum@paulweiss.com; rrusso@paulweiss.com

(b) If to Fathom:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E-mail: SGavin@winston.com, MBergmann@winston.com and

JOsborn@winston.com

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(c) If to the Fathom Blockers (as applicable):

Fathom Blocker 1:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E-mail: SGavin@winston.com, MBergmann@winston.com and

JOsborn@winston.com

Fathom Blocker 2:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E-mail: SGavin@winston.com, MBergmann@winston.com and

JOsborn@winston.com

Fathom Blocker 3:

c/o Siguler Guff & Company, LP

200 Park Avenue, 23rd Floor

New York, NY 10166

Attn: Managing Counsel

E-mail: legal@sigularguff.com

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 13.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed, provided such Party remains fully responsible for the performance of any delegated obligations). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 13.03 shall be null and void, ab initio.

Section 13.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of Fathom and Altimar (and their successors, heirs and representatives) and each of their respective Indemnitee Affiliates are intended third-party beneficiaries of, and may enforce, Section 9.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners,

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stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 13.14 and Section 13.15 and (c) Counsel are intended third-party beneficiaries of, and may enforce, Section 13.18.

Section 13.05 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated if the Transactions are not consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, (a) Altimar shall bear and pay, or cause to be paid, at or promptly after Closing, all of the Transaction Expenses in accordance with Section 4.02(b) and (b) if the Altimar Transaction Expenses in respect of the amounts contemplated by clauses (i) through (viii) of the definition thereof meet the $27,000,000 cap thereon, Sponsor shall bear and pay, at or promptly after Closing, all fees and expenses of Altimar contemplated by clauses (i) through (viii) in excess of such $27,000,000 cap, after first applying the working capital amount funded to Altimar by Sponsor (net of any Indebtedness of Altimar to Sponsor or any of its Affiliates) prior to the Execution Date.

Section 13.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 13.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the Parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

Section 13.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

Section 13.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Agreements and that certain letter agreement, dated as of May 23, 2021, by and between Fathom and Altimar (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby, including this Agreement. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement, the other Transaction Agreements and the Confidentiality Agreement.

Section 13.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference

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to this Agreement. The approval of this Agreement by the members or equityholders of any of the Parties shall not restrict the ability of the board of directors (or other body or entity performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 12.01 or, subject to applicable Law, including the DGCL and the Cayman Islands Companies Act (2021 Revision), to cause such Party to enter into an amendment to this Agreement pursuant to this Section 13.10.

Section 13.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 13.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 13.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 12.01, this being in addition to any other remedy to which they are entitled under this Agreement or any Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement or any Transaction Agreement in accordance with this Section 13.13 shall not be required to provide any bond or other security in connection with any such injunction. Without limiting the generality of the foregoing, Altimar acknowledges and agrees that Fathom may, without breach of this Agreement, with respect to any Transaction Agreement to which Fathom is a party, institute or pursue an Action directly against the counterparty(ies) to such Transaction Agreement seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement.

Section 13.14 Non-Recourse. Subject in all respects to the last sentence of this Section 13.14, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related

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to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Fathom, the Fathom Blockers or the Altimar Parties under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 13.14 shall limit, amend or waive any rights of any party to any Transaction Agreement under such Transaction Agreement; provided such rights can only be enforced against the actual parties to the applicable Transaction Agreements in accordance with the terms thereof.

Section 13.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and instead shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing (including, for the avoidance of doubt Section 10.05(b)) and (b) this Article XIII.

Section 13.16 Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Fathom Representations constitute the sole and exclusive representations and warranties of Fathom; (iii) the Altimar Representations constitute the sole and exclusive representations and warranties of Altimar; (iv) the Fathom Blocker Representations constitute the sole and exclusive representations and warranties of the Fathom Blockers; (v) except for the Fathom Representations by Fathom, the Altimar Representations by the Altimar Parties and the Fathom Blocker Representations by the Fathom Blockers, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including any relating to the future business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries)) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (vi) each Party and its respective Affiliates have not relied and are not relying on any representations and warranties (or the omission of any representations) in connection with the Transactions except the Fathom Representations by Fathom, the Altimar Representations by the Altimar Parties and the Fathom Blocker Representations by the Fathom Blockers, and the certifications pursuant to Section 11.02(d) or Section 11.03(d). The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof.

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(b) Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 13.16. Notwithstanding anything herein to the contrary, nothing in this Section 13.16(b) shall preclude any Party from seeking any remedy for Fraud by a Party with respect to the making of the representations and warranties pursuant to Article V, Article VI or Article VII (as applicable). Each Party shall have the right to enforce this Section 13.16 on behalf of any Person that would be benefitted or protected by this Section 13.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 13.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement to be duly executed as of the date set forth above.

ALTIMAR ACQUISITION CORP. II

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

RAPID MERGER SUB, LLC

By: ALTIMAR ACQUISITION CORP. II Its Sole Member

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

RAPID BLOCKER 1 MERGER SUB, LLC

By: ALTIMAR ACQUISITION CORP. II Its Sole Member

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

RAPID BLOCKER 2 MERGER SUB, LLC

By: ALTIMAR ACQUISITION CORP. II Its Sole Member

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

RAPID BLOCKER 3 MERGER SUB, LLC

By: ALTIMAR ACQUISITION CORP. II Its Sole Member

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

FATHOM HOLDCO, LLC

By:	/s/ John May
Name: John May
Title: President

[Signature Page to Business Combination Agreement]

CORE FUND I BLOCKER-5 LLC

By:	/s/ John May
Name: John May
Title: Managing Partner

CORE FUND I BLOCKER-2 LLC

By:	/s/ John May
Name: John May
Title: Managing Partner

[Signature Page to Business Combination Agreement]

SG (MCT) BLOCKER, LLC

By:	/s/ Joshua Posner
Name: Joshua Posner
Title: Authorized Signatory

[Signature Page to Business Combination Agreement]

EXHIBIT A

FINAL FORM

CERTIFICATE OF INCORPORATION

OF

FATHOM DIGITAL MANUFACTURING CORPORATION

Fathom Digital Manufacturing Corporation, a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

ARTICLE ONE

The name of the corporation is Fathom Digital Manufacturing Corporation (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

The nature and purpose of the business of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation is being incorporated in connection with the domestication of Altimar Acquisition Corp. II, a Cayman Islands exempted company (“Altimar Cayman”), as a Delaware corporation (the “Domestication”), and this Certificate of Incorporation (as hereinafter defined) and the Certificate of Corporate Domestication of Altimar Cayman are being filed simultaneously with the Secretary of State of the State of Delaware.

ARTICLE FOUR

Section 1. Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is [●] shares, consisting of three classes as follows:

1. 50,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”);

2. [●] shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”);

3. [●] shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”); and

4. [●] shares of Class C Common Stock, par value $0.0001 per share (the “Class C Common Stock” and, together with the Class A Common Stock and Class B Common Stock, the “Common Stock”).

Upon the effectiveness of the Domestication and this Certificate of Incorporation (A) each Class A ordinary share, par value $0.0001 per share (a “Class A Cayman Share”), of Altimar Cayman that is outstanding immediately prior to the effectiveness of the Domestication and this Certificate of Incorporation will, for all purposes, be deemed to be one issued and outstanding, fully paid and non-assessable share of Class A Common Stock, without any action required on the part of the Corporation or the holders thereof, (B) each Class B ordinary share, par value $0.0001 per share (a “Class B Cayman Share”), of Altimar Cayman that is outstanding immediately prior to the effectiveness of the Domestication and this Certificate of Incorporation will, for all purposes, be deemed to be one issued and outstanding, fully paid and non-assessable share of Class C Common Stock, without any action required on the part of the Corporation or the holders thereof, and (C) any stock certificate that, immediately prior to the effectiveness of the Domestication and this Certificate of Incorporation, represented Class A Cayman Shares or Class B Cayman Shares will, from and after the effectiveness of the Domestication and this Certificate of Incorporation, automatically and without the necessity of presenting the same for exchange, represent an identical number of shares of Class A Common Stock or Class C Common Stock (respectively) of the Corporation, as applicable. Notwithstanding anything to the contrary herein, following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware, the Corporation shall not issue additional shares of Class C Common Stock.

The Preferred Stock and the Common Stock shall have the designations, rights, powers and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below. The number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the approval of the Board of Directors of the Corporation (the “Board of Directors”) and by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors, and no vote of the holders of any of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock voting separately as a class shall be required therefor, regardless of the provisions of Section 242(b)(2) of the DGCL (or any successor provisions thereto). No stockholder shall, by reason of the holding of shares of any class or series of capital stock of the Corporation, have any preemptive or preferential right to acquire or subscribe for any shares or securities of any class or series, whether now or hereafter authorized, which may at any time be issued, sold or offered for sale by the Corporation, unless specifically provided for in a Preferred Stock Designation (as hereinafter defined). The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board of Directors. The Board of Directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options. Notwithstanding the foregoing, the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of capital stock a number of shares of the class of capital stock issuable pursuant to any such rights, warrants and options outstanding from time to time.

Section 2. Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide, by resolution or resolutions for the issuance of shares of Preferred Stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, restrictions or limitations thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such class or series adopted by the Board of Directors and included in a certificate or certificates of designation (each, a “Preferred Stock Designation”). The powers (including voting powers), preferences, and relative, participating, optional and other special rights of each series of Preferred Stock and the qualifications, restrictions or limitations thereof, if any, may differ from those of any and all other series at any time outstanding. Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Preferred Stock Designation relating to such series).

Section 3. Common Stock.

(a) Except as otherwise provided by the DGCL or this Certificate of Incorporation (as it may be amended, the “Certificate of Incorporation”), and subject to the rights of holders of any series of Preferred Stock, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock. Each share of Common Stock shall entitle the holder thereof to one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) or pursuant to the DGCL.

(b) Except as otherwise required by law or expressly provided in this Certificate of Incorporation, each share of Common Stock shall have the same powers, rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

(c) Subject to the rights of the holders of Preferred Stock and to the other provisions of applicable law and this Certificate of Incorporation, the holders of shares of Class A Common Stock and, solely prior to the automatic conversion thereof upon and as a result of the BCA Transaction, holders of Class C Common Stock, in each case shall be entitled to receive ratably in proportion to the number of shares of Class A Common Stock and Class C Common Stock (as applicable) held by them such dividends and distributions (payable in cash, stock or otherwise), if any, as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor. There will be no disparate consideration or treatment with respect to dividends and distributions, if any, declared or payable in respect of each share of the Class A Common Stock and Class C Common Stock (solely prior to the automatic conversion thereof upon and as a result of the BCA Transaction), on the one hand, and a Class A Unit (as defined in the LLC Agreement (as hereinafter defined)), on the other hand. Dividends and other distributions shall not be declared or paid on the Class B Common Stock unless (i) the dividend consists of shares of Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B Common Stock paid proportionally with respect to each outstanding share of Class B Common Stock and (ii) a dividend consisting of shares of Class A Common Stock, Class C Common Stock (solely prior to the automatic conversion thereof upon and as a result of the BCA Transaction) or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A Common Stock (to the extent a similar or contemptuous dividend or distribution is not paid on the Class A Units) or Class C Common Stock (solely prior to the automatic conversion thereof upon and as a result of the BCA Transaction) on equivalent terms is simultaneously paid to the holders of Class A Common Stock and Class C Common Stock (solely prior to the automatic conversion thereof upon and as a result of the BCA Transaction). If dividends are declared on the Class A Common Stock, the Class B Common Stock or the Class C Common Stock (solely prior to the automatic conversion thereof upon and as a result of the BCA Transaction) that are payable in shares of Common Stock, or securities convertible into, or exercisable or exchangeable for Common Stock, the dividends payable to the holders of Class A Common Stock shall be paid only in shares of Class A Common Stock (or securities convertible into, or exercisable or exchangeable for Class A Common Stock), the dividends payable to the holders of Class B Common Stock shall be paid only in shares of Class B Common Stock (or securities convertible into, or exercisable or exchangeable for Class B Common Stock), the dividends payable to the holders of Class C Common Stock shall be paid only in shares of Class C Common Stock (or securities convertible into, or exercisable or exchangeable for Class C Common Stock), and such dividends shall be paid in the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively (or securities convertible into, or exercisable or exchangeable for the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively). For purposes of this Certificate of Incorporation, “BCA Transaction” means the business combination transactions contemplated by that certain Business Combination Agreement, dated as of July [__], 2021, by and among the Corporation, Fathom Holdco, LLC and other Persons party thereto, as the same may be amended, restated, supplemented or waived from time to time (the “BCA”).

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any series thereof, the holders of shares of Class A Common Stock and Class C Common Stock (solely prior to the automatic conversion thereof upon and as a result of the BCA Transaction) shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock and Class C Common Stock (as applicable) held by them. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation. A dissolution, liquidation or winding-up of the Corporation, as such terms are used in this paragraph (d), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Corporation; provided, that notwithstanding anything to the contrary herein, in the event of any such merger, sale, lease, exchange or conveyance, or any other similar transaction or recapitalization, the holders of shares of Class B Common Stock shall not be entitled to any consideration in connection therewith other than the right to receive securities with equivalent terms and conditions as the Class B Common Stock, and the consideration payable in respect of a share of Class A Common Stock shall equal the consideration payable in respect of a Class A Unit.

(e) Shares of Class B Common Stock shall be redeemable for shares of Class A Common Stock on the terms and subject to the conditions set forth in the Second Amended and Restated Limited Liability Company Agreement of Fathom Holdco, LLC, dated as of [                    ], 2021, as it may be amended from time to time in accordance with its terms (the “LLC Agreement”). The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon redemption of the outstanding shares of Class B Common Stock for Class A Common Stock pursuant to the LLC Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such redemption pursuant to the LLC Agreement; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its or its affiliates’ obligations in respect of any such redemption of shares of Class B Common Stock pursuant to the LLC Agreement by delivering (either directly or indirectly through an affiliate) to the holder of shares of Class B Common Stock upon such redemption, in lieu of newly issued shares of Class A Common Stock, cash in the amount permitted by and provided in the LLC Agreement or shares of Class A Common Stock which are held in the treasury of the Corporation. All shares of Class A Common Stock that may be issued upon any such redemption shall, upon issuance in accordance with the LLC Agreement, be validly issued, fully paid and non-assessable. All shares of Class B Common Stock redeemed shall not be disposed of out of treasury or otherwise reissued and shall be cancelled.

(f) Conversion of Class C Common Stock.

(i) Shares of Class C Common Stock shall automatically convert into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”): (A) at any time and from time to time at the option of the holder thereof; or (B) automatically and without further action by the Corporation or the holder thereof on the day of the closing of a Business Combination, which for the avoidance of doubt will be the closing of the BCA Transaction.

(ii) Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock or any other Equity-linked Securities (as hereinafter defined), are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all outstanding shares of Class C Common Stock shall automatically convert into shares of Class A Common Stock at the time of the closing of a Business Combination at such ratio (unless the holders of a majority of the outstanding shares of Class C Common Stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) that results in the number of shares of Class A Common Stock issuable upon conversion of all outstanding shares of Class C Common Stock be equal to, in the aggregate, 20% of the sum of all shares of Class A Common Stock and Class C Common Stock outstanding upon completion of the IPO plus all shares of

Class A Common Stock and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any shares or Equity-linked Securities issued, or to be issued, to any seller in an initial Business Combination.

(iii) Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or Equity-linked Securities by the written consent or agreement of holders of a majority of the outstanding shares of Class C Common Stock consenting or agreeing separately as a separate class.

(iv) The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalization, rights issue, reclassification, recapitalization or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalizations of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the Effective Date without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class C Common Stock.

(v) Each share of Class C Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Section 3(f). The pro rata share for each holder of shares of Class C Common Stock will be determined as follows: each share of Class C Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one multiplied by a fraction, the numerator of which shall be the total number of shares of Class C Common Stock into which all of the outstanding shares of Class C Common Stock in issue shall be converted pursuant to this Section 3(f) and the denominator of which shall be the total number of outstanding shares of Class C Common Stock at the time of conversion.

(vi) Notwithstanding anything to the contrary in this Section 3(f), in no event may any share of Class C Common Stock convert into shares of Class A Common Stock at a ratio that is less than one-for-one

(vii) As used in this Section 3(f):

(A) “converted”, “conversion” or “exchange” shall have its ordinary meaning under Delaware law, and thereby shall have the same effect as a compulsory redemption without notice of shares of Class C Common Stock of any stockholder and, on behalf of such stockholders, automatic application of such redemption proceeds in paying for such new shares of Class A Common Stock into which the shares of Class C Common Stock have been converted or exchanged at a price per share of Class C Common Stock necessary to give effect to a conversion or exchange calculated on the basis that the shares of Class A Common Stock to be issued as part of the conversion or exchange will be issued at par. The shares of Class A Common Stock to be issued on an exchange or conversion shall be registered in the name of such stockholder or in such name as the stockholder may direct;

(B) “Equity-linked Securities” means any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A Common Stock issued in a financing transaction in connection with a Business Combination, including, but not limited to, a private placement of equity or debt; and

(C) “IPO” means the initial public offering of Altimar Cayman.

(viii) Shares of Class C Common Stock converted into shares of Class A Common Stock pursuant to Section 3(f) shall be cancelled by the Corporation and may not be reissued. At any time after consummation of a Business Combination, when there are no longer any shares of Class C Common Stock outstanding, the Corporation shall take all necessary action to retire and eliminate the Class C Common Stock, and shall amend this Certificate of Incorporation to eliminate references thereto.

(xi) Nothing in Section 3(f) of this Certificate of Incorporation shall limit or amend any obligation or agreement of any party to the Sponsor Agreement. To the extent of any conflict or inconsistency between the terms and provisions of the Sponsor Agreement and the terms and provisions of this Certificate of Incorporation, including (without limitation) Section 3(f) hereof, the terms and provisions of the Sponsor Agreement shall control. For purposes of this Certificate of Incorporation, “Sponsor Agreement” means that certain Sponsor Agreement referred to in the BCA pursuant to which, among other things, the Sponsor Persons (as defined in the BCA) have agreed to (i) vote in favor of, and take all actions necessary to consummate, the BCA Transactions, (ii) the lock-up period and conditions described therein, (iii) following the consummation of the Mergers (as defined in the BCA), a certain amount of their Class A Common Stock will be subject to vesting restrictions described therein, (iv) as holder of a majority of the Class B Cayman Shares prior to the Domestication and a majority of the shares of Class C Common Stock at the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware to waive certain anti-dilution adjustments set forth in Section 17.3 of Altimar Cayman’s Memorandum and Articles of Association and Section 3(f) of this Certificate of Incorporation in connection with the transactions contemplated by the BCA and (y) to forfeit certain shares of Class A Common Stock received upon the automatic conversion of its shares of Class C Common Stock upon the closing of the transactions contemplated by the BCA for no consideration; and (v) to the conversion of Class C Common Stock into Class A Common Stock automatically upon consummation the BCA Transaction.

(g) No Transfer of any shares of Common Stock or shares of Preferred Stock may be made, except in compliance with the Investor Rights Agreement (as hereinafter defined) or Sponsor Agreement (if and as applicable) and applicable federal and state securities laws. No Transfer of shares of Class B Common Stock may be made, unless such transferor also Transfers an equal number of applicable Class A Units to the applicable transferee in accordance with the terms and conditions of the LLC Agreement. The Corporation may place customary restrictive legends on the certificates or book entries representing the shares of Common Stock and, if applicable, the shares of Preferred Stock subject to this Section 3(g) and remove such restrictive legends at the time the applicable restrictions under this Section 3(g) are no longer applicable to the shares of Common Stock or shares of Preferred Stock represented by such certificates or book entries. To the extent shares of Common Stock and, if applicable, shares of Preferred Stock subject to this Section 3(g) are uncertificated, the Corporation shall give notice of the restrictions set forth in this Section 3(g) in accordance with the DGCL. For purposes of this Certificate of Incorporation, “Transfer” has the meaning set forth in the Investor Rights Agreement or Sponsor Agreement, as applicable.

ARTICLE FIVE

Section 1. Board of Directors. Except as otherwise provided in this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 2. Number of Directors. Subject to any rights of the holders of any class or series of Preferred Stock to elect additional directors under specified circumstances or otherwise, the number of directors which shall constitute the Board of Directors shall be fixed from time to time exclusively by resolution of the Board of Directors.

Section 3. Classes of Directors. The directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as possible, designated as Class I, Class II and Class III.

Section 4. Election and Term of Office. The directors shall be elected by a plurality of the votes cast; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more directors pursuant to the provisions of this Certificate of Incorporation (including, but not limited to, any duly authorized Preferred Stock Designation), such directors shall be elected by a plurality of the votes cast by such holders. The term of office of the initial Class I directors shall expire at the first annual meeting of stockholders following [                    ], 2021 (the “Commencement Date”), the term of office of the initial Class II directors shall expire at the second succeeding annual meeting of stockholders after the Commencement

Date and the term of office of the initial Class III directors shall expire at the third succeeding annual meeting of the stockholders after the Commencement Date. For the purposes hereof, the Board of Directors may assign directors already in office to Class I, Class II and Class III, in accordance with the terms of that certain Investor Rights Agreement, dated on or about [                    ], 2021 (as amended and/or restated or supplemented in accordance with its terms, the “Investor Rights Agreement”), by and among the Corporation and the investors named therein. At each annual meeting of stockholders after the Commencement Date, directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified. Each director shall hold office until the annual meeting of stockholders for the year in which such director’s term expires and a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Nothing in this Certificate of Incorporation shall preclude a director from serving consecutive terms. Elections of directors need not be by written ballot unless the Bylaws of the Corporation (as amended and/or restated, the “Bylaws”) shall so provide.

Section 5. Newly-Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding and except as otherwise set forth in the Investor Rights Agreement, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, disqualification, removal from office or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled in any other manner. A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. A director elected or appointed to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected or appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 6. Removal and Resignation of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding and notwithstanding any other provision of this Certificate of Incorporation, directors may only be removed for cause and only (i) prior to the first date on which CORE (as hereinafter defined) and its Affiliated Companies (as hereinafter defined) first cease to beneficially own in the aggregate (directly or indirectly) shares of Common Stock representing at least 50% of the Original Amount (as defined in the Investor Rights Agreement), upon the affirmative vote of stockholders representing at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors (“Voting Stock”), voting together as a single class and (ii) after such date on which CORE and its Affiliated Companies first cease to beneficially own in the aggregate (directly or indirectly) shares of Common Stock representing at least 50% of the Original Amount, upon the affirmative vote of stockholders representing at least a majority of the voting power of the Voting Stock. Any director may resign at any time upon notice in writing or by electronic transmission to the Corporation.

Section 7. Rights of Holders of Preferred Stock. Notwithstanding the provisions of this ARTICLE FIVE, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorship shall be subject to the rights of such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series and the related Preferred Stock Designation, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

Section 8. Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 9. Quorum. A quorum for the transaction of business by the directors shall be set forth in the Bylaws.

ARTICLE SIX

Section 1. Limitation of Liability.

(a) To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader exculpation than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty as a director.

(b) Any amendment, repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification with respect to any act, omission or other matter occurring prior to such amendment, repeal or modification.

ARTICLE SEVEN

Section 1. Action by Written Consent. Any action required or permitted to be taken by the Corporation’s stockholders may be taken only at a duly called annual or special meeting of the Corporation’s stockholders and the power of stockholders to consent in writing without a meeting is specifically denied; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided in the resolution or the resolutions and the related Preferred Stock Designation creating such series of Preferred Stock.

Section 2. Special Meetings of Stockholders. Subject to the rights of the holders of any series of Preferred Stock then outstanding and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only (i) by or at the direction of the Board of Directors or the Chairman of the Board of Directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Corporation would have if there were no vacancies, (ii) prior to the first date on which CORE and its Affiliated Companies first cease to beneficially own in the aggregate (directly or indirectly) shares of Common Stock representing at least 50% of the Original Amount, by the Chairman of the Board of Directors at the written request of the holders of a majority of the voting power of the then outstanding shares of Voting Stock in the manner provided for in the Bylaws or (iii) after such date on which CORE and its Affiliated Companies first cease to beneficially own in the aggregate (directly or indirectly) shares of Common Stock representing at least 50% of the Original Amount, by the Chairman of the Board of Directors at the written request of the holders of twenty-five percent (25%) of the voting power of the then outstanding shares of Voting Stock in the manner provided for in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the Notice of the meeting.

ARTICLE EIGHT

Section 1. Certain Acknowledgments. In recognition and anticipation that (i) certain of the directors, partners, principals, officers, members, managers and/or employees of CORE Industrial Partners, LLC (“CORE”) or its Affiliated Companies (as hereinafter defined) may serve as directors or officers of the Corporation and (ii) CORE and its Affiliated Companies engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) that the Corporation and its Affiliated Companies may engage in material business transactions with CORE and its Affiliated Companies, and that the Corporation is expected to benefit therefrom, the provisions of this ARTICLE EIGHT are set forth to regulate and define to the fullest extent permitted by law the conduct of certain affairs of the Corporation as they may involve CORE and/or its Affiliated Companies and/or their respective directors, partners, principals, officers, members, managers and/or employees, including any of the foregoing who serve as officers or directors of the Corporation (collectively, the “Exempted Persons”), and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith. As used in this Certificate of Incorporation, “Affiliated Companies” shall mean (a) in respect of CORE, any entity that controls, is controlled by or under common control with CORE (other than the Corporation and any company that is controlled by the Corporation) and any investment funds managed by CORE and (b) in respect of the Corporation, any company controlled by the Corporation.

Section 2. Competition and Corporate Opportunities. To the fullest extent permitted by applicable law, none of the Exempted Persons shall have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its Affiliated Companies, and no Exempted Person shall be liable to the Corporation or its stockholders for breach of any fiduciary duty solely by reason of any such activities of CORE, its Affiliated Companies or such Exempted Person. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its Affiliated Companies, renounces any interest or expectancy of the Corporation and its Affiliated Companies in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Exempted Persons, even if the opportunity is one that the Corporation or its Affiliated Companies might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation or its Affiliated Companies and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation, any of its Affiliated Companies or its stockholders for breach of any fiduciary or other duty, as a director, officer or stockholder of the Corporation solely, by reason of the fact that CORE, its Affiliated Companies or any such Exempted Person pursues or acquires such business opportunity, sells, assigns, transfers or directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or any of its Affiliated Companies. Notwithstanding anything to the contrary in this Section 2, the Corporation does not renounce any interest or expectancy it may have in any business opportunity that is expressly offered to any Exempted Person solely in his or her capacity as a director or officer of, or through his or her service to, or pursuant to a contract with, the Corporation, and not in any other capacity. Nothing in this Certificate of Incorporation shall be deemed to supersede any other agreement to which an Exempted Person may be a party or the rights of any other party thereto restricting such Exempted Person’s ability to have certain business interests or engage in certain business activities or ventures.

Section 3. Certain Matters Deemed Not Corporate Opportunities. In addition to and notwithstanding the foregoing provisions of this ARTICLE EIGHT, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy.

Section 4. Amendment of this Article. Notwithstanding anything to the contrary elsewhere contained in this Certificate of Incorporation, subject to the rights of the holders of any series of Preferred Stock then outstanding, and in addition to any vote required by applicable law, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal, or to adopt any provision inconsistent with, this ARTICLE EIGHT; provided however, that, to the fullest extent permitted by law, neither the alteration, amendment or repeal of this ARTICLE EIGHT nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE EIGHT shall apply to or have any effect on the liability or alleged liability of any Exempted Person for or with respect to any activities or opportunities which such Exempted Person becomes aware prior to such alteration, amendment, repeal or adoption.

Section 5. Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this ARTICLE EIGHT.

ARTICLE NINE

Section 1. Section 203 of the DGCL. The Corporation expressly elects not to be subject to the provisions of Section 203 of the DGCL.

Section 2. Business Combinations with Interested Stockholders. Notwithstanding any other provision in this Certificate of Incorporation to the contrary, the Corporation shall not engage in any Business Combination (as hereinafter defined), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with any Interested Stockholder (as hereinafter defined) for a period of three years following the time that such stockholder became an Interested Stockholder, unless:

(a) prior to such time the Board of Directors (without taking into account the consent or approval of the Interested Stockholder or its designees if represented on the Board of Directors) approved either the Business Combination or the transaction which resulted in such stockholder becoming an Interested Stockholder;

(b) upon consummation of the transaction which resulted in such stockholder becoming an Interested Stockholder, such stockholder owned at least eighty-five percent (85%) of the Voting Stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the Voting Stock outstanding (but not the outstanding Voting Stock owned by such Interested Stockholder) those shares owned (i) by Persons (as defined hereinafter) who are directors and also officers of the Corporation and (ii) employee stock plans of the Corporation in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c) at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Voting Stock which is not owned by such Interested Stockholder.

Section 3. Exceptions to Prohibition on Interested Stockholder Transactions. The restrictions contained in this ARTICLE NINE shall not apply if:

(a) a stockholder becomes an Interested Stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an Interested Stockholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Corporation and such stockholder, have been an Interested Stockholder but for the inadvertent acquisition of ownership; or

(b) the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Section 3(b) of ARTICLE NINE; (ii) is with or by a Person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the Board of Directors (without taking into account the consent or approval of the Interested Stockholder or its designees if represented on the Board of Directors); and (iii) is approved by a majority of the directors then in office (but not less than one) who were directors prior to any Person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent (50%) or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock (as hereinafter defined) of the Corporation; or (z) a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding Voting Stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all Interested Stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Section 3(b) of ARTICLE NINE.

Section 4. Definitions. As used in this ARTICLE NINE only, and unless otherwise provided by the express terms of this ARTICLE NINE, the following terms shall have the meanings ascribed to them as set forth in this Section 4:

(a) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person;

(b) “Associate,” when used to indicate a relationship with any Person, means: (i) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or general partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of Voting Stock; (ii) any trust or other estate in which such Person has at least a twenty percent (20%) beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person;

(c) “Business Combination” means:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the Interested Stockholder, or (B) any other corporation, partnership, unincorporated association or entity if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation Section 2 of this ARTICLE NINE is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock of the Corporation;

(iii) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any Stock of the Corporation or of such subsidiary to the

Interested Stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the Interested Stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of Stock of the Corporation subsequent to the time the Interested Stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase Stock made on the same terms to all holders of such Stock; or (E) any issuance or transfer of Stock by the Corporation; provided however, that in no case under items (C)-(E) of this Section 4(c)(iii) of ARTICLE NINE shall there be an increase in the Interested Stockholder’s proportionate share of the Stock of any class or series of the Corporation or of the Voting Stock of the Corporation;

(iv) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the Stock of any class or series, or securities convertible into the Stock of any class or series, of the Corporation or of any such subsidiary which is owned by the Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of Stock not caused, directly or indirectly, by the Interested Stockholder; or

(v) any receipt by the Interested Stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in Sections 4(c)(i)-(iv) of ARTICLE NINE) provided by or through the Corporation or any direct or indirect majority-owned subsidiary of the Corporation;

(d) “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Stock, by contract or otherwise. A Person who is the owner of twenty percent (20%) or more of the outstanding Voting Stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; notwithstanding the foregoing, a presumption of control shall not apply where such Person holds Voting Stock, in good faith and not for the purpose of circumventing this ARTICLE NINE, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group (as such term is used in Rule 13d-5 under the Exchange Act, as such Rule is in effect as of the date of this Certificate of Incorporation) have control of such entity;

(e) “Interested Stockholder” means any Person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation, or (ii) is an Affiliate or Associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Stockholder, and the Affiliates and Associates of such Person. Notwithstanding anything in this ARTICLE NINE to the contrary, the term “Interested Stockholder” shall not include: (x) CORE or any of its Affiliated Companies, or any other Person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of Stock of the Corporation, in each case so long as such Persons beneficially own at least fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation, (y) any Person who would otherwise be an Interested Stockholder either in connection with or because of a transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition of five percent (5%) or more of the outstanding Voting Stock of the Corporation (in one transaction or a series of transactions) by CORE or any of its Affiliates or Associates of such Person (for so long as Core and its Affiliates or Associates together beneficially own at least fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation); provided, however, that such Person was not an Interested Stockholder prior to such transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition; or (z) any Person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of action taken solely by the Corporation, provided that, for purposes of this clause (z) only, such Person shall be an Interested Stockholder if thereafter such Person acquires additional shares of Voting Stock of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such Person; provided, that, for the purpose of determining whether a Person is an Interested Stockholder, the Voting Stock of the Corporation deemed to be outstanding shall include Stock deemed to be owned by the Person through application of this definition of “owned” but shall not include any other unissued Stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

(f) “Owner,” including the terms “own” and “owned,” when used with respect to any Stock, means a Person that individually or with or through any of its Affiliates or Associates beneficially owns such Stock, directly or indirectly; or has (A) the right to acquire such Stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of Stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered Stock is accepted for purchase or exchange; or (B) the right to vote such Stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any Stock because of such Person’s right to vote such Stock if the agreement, arrangement or understanding to vote such Stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or (C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in (B) of this Section 4(f) of ARTICLE NINE), or disposing of such Stock with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such Stock;

(g) “Person” means any individual, corporation, partnership, unincorporated association or other entity;

(h) “Stock” means, with respect to any corporation, any capital stock of such corporation and, with respect to any other entity, any equity interest of such entity; and

(i) “Voting Stock” means, with respect to any corporation, Stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of Voting Stock in this ARTICLE NINE shall refer to such percentage of the votes of such Voting Stock.

ARTICLE TEN

Section 1. Amendments to the Bylaws. Subject to the rights of holders of any series of Preferred Stock then outstanding, in furtherance and not in limitation of the powers conferred by law, the Bylaws may be amended, altered or repealed and new bylaws made by (i) the Board of Directors or (ii) in addition to any of the holders of any class or series of capital stock of the Corporation required herein (including any Preferred Stock Designation relating to any series of Preferred Stock), the Bylaws or applicable law, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding Voting Stock, voting together as a single class.

Section 2. Amendments to this Certificate of Incorporation. Subject to the rights of holders of any series of Preferred Stock then outstanding, in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by law, this Certificate of Incorporation, or otherwise, (a) no provision of ARTICLE FIVE, ARTICLE SIX, ARTICLE SEVEN, ARTICLE TEN or ARTICLE ELEVEN of this Certificate of Incorporation may be altered, amended or repealed in any respect, nor may any provision of this Certificate of

Incorporation inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all outstanding shares of Voting Stock, voting together as a single class, at a meeting of the Corporation’s stockholders called for that purpose and (b) no provision of ARTICLE NINE of this Certificate of Incorporation may be altered, amended or repealed in any respect, nor may any provision of this Certificate of Incorporation inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of holders of at least eighty percent (80%) of the voting power of all outstanding shares of Voting Stock, voting together as a single class, at a meeting of the Corporation’s stockholders called for that purpose.

ARTICLE ELEVEN

Section 1. Exclusive Forum. Unless this Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, this Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine; provided that for the avoidance of doubt, this provision, including for any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Eleven.

Section 2. Notice. Any Person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation (including, without limitation, shares of Common Stock) shall be deemed to have notice of and to have consented to the provisions of this ARTICLE ELEVEN.

ARTICLE TWELVE

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

The incorporator of the Corporation is Tom Wasserman, whose mailing address is c/o HPS Investment Partners, LLC, 40 West 57th Street, 33rd Floor, New York, NY 10019.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this [        ] day of [                ], 2021.

/s/ Tom Wasserman
Tom Wasserman
Sole Incorporator

EXHIBIT B

FINAL FORM

AMENDED AND RESTATED BYLAWS

OF

FATHOM DIGITAL MANUFACTURING CORPORATION

A Delaware corporation

(Adopted as of                 , 2021)

ARTICLE I

OFFICES

Section 1. Offices. Fathom Digital Manufacturing Corporation (the “Corporation”) may have an office or offices other than its registered office at such place or places, either within or outside the State of Delaware, as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require. The registered office of the Corporation in the State of Delaware shall be as stated in the corporation’s certificate of incorporation as then in effect (the “Certificate of Incorporation”).

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. The Board of Directors may designate a place, if any, either within or outside the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders.

Section 2. Annual Meeting. An annual meeting of the stockholders shall be held at such date and time as is specified by resolution of the Board of Directors. At the annual meeting, stockholders shall elect directors to succeed those whose terms expire at such annual meeting and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of this ARTICLE II of these Amended and Restated Bylaws (these “Bylaws”). The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 3. Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

Section 4. Notice of Meetings. Whenever stockholders are required or permitted to take action at a meeting, notice of the meeting shall be given that shall state the place, if any, date, and time of the meeting of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders not physically present may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the General Corporation Law of the State of Delaware (the “DGCL”)) or the Certificate of Incorporation.

(a) Form of Notice. All such notices shall be delivered in writing or in any other manner permitted by the DGCL. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. If delivered by courier service, notice shall be deemed given at the earlier of when the notice is received or left at such stockholder’s address as the same appears on the records of the Corporation. If given by electronic mail, notice shall be deemed given when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the DGCL. Notice to stockholders may also be given by other forms of electronic transmission consented to by the stockholder. If given by facsimile telecommunication, such notice shall be deemed given when directed to a number at which the stockholder has consented to receive notice by facsimile. If given by a posting on an electronic network together with separate notice to the stockholder of such specific posting, such notice shall be deemed given upon the later of (x) such posting and (y) the giving of such separate notice. If notice is given by any other form of electronic transmission, such notice shall be deemed given when directed to the stockholder. An affidavit of the secretary or an assistant secretary of the Corporation, the transfer agent of the Corporation or any other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(b) Waiver of Notice. Whenever notice is required to be given under any provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the stockholder entitled to notice, or a waiver by electronic transmission given by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders of the Corporation need be specified in any waiver of notice of such meeting. Attendance of a stockholder of the Corporation at a meeting of such stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and does not further participate in the meeting.

(c) Notice by Electronic Transmission. Notwithstanding Section 4(a) of this ARTICLE II, a notice may not be given by electronic transmission from and after the time: (i) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation; and (ii) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent or other person responsible for the giving of notice. However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. For purposes of these Bylaws, except as otherwise limited by applicable law, the term “electronic transmission” means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such recipient through an automated process. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation. A notice by electronic mail will include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the corporation who is available to assist with accessing such files or information.

Section 5. List of Stockholders. The Corporation shall prepare, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in the name of each such stockholder. Nothing contained in this section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the list shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 5 or to vote in person or by proxy at any meeting of stockholders.

Section 6. Quorum. The holders of a majority in voting power of the outstanding capital stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws. If a quorum is not present, the chair of the meeting or the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote at the meeting may adjourn the meeting to another time and/or place from time to time until a quorum shall be present or represented by proxy. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a separate class or series, the holders of a majority in voting power of the outstanding stock of such class or series entitled to vote thereon shall constitute a quorum (as to such class or series) for the transaction of such item of business. A quorum once established at a meeting shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 7. Adjourned Meetings. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and, except as otherwise required by law, shall not be more than 60 days nor less than 10 days before the date of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 8. Vote Required. Subject to the rights of the holders of any series of preferred stock then outstanding, when a quorum has been established, all matters other than the election of directors shall be determined by the affirmative vote of the majority of voting power of capital stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter, unless by express provisions of the DGCL or other applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, any regulation applicable to the Corporation or its securities, the Certificate of Incorporation or these Bylaws a minimum or different vote is required, in which case such minimum or different vote shall be the required vote for such matter. Directors shall be elected by a plurality of the votes cast.

Section 9. Voting Rights. Subject to the rights of the holders of any series of preferred stock then outstanding, except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot.

Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

Section 11. Advance Notice of Stockholder Business and Director Nominations.

(a) Business at Annual Meetings of Stockholders.

(i) Only such business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of this ARTICLE II) shall be conducted at an annual meeting of the stockholders as shall have been brought before the meeting (A) as specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any duly authorized committee thereof, (B) by or at the direction of the Board of Directors or any duly authorized committee thereof, or (C) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in Section 11(a)(iii) of this ARTICLE II, on the record date for determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the annual meeting, (2) at the time of the meeting, is entitled to vote at the meeting and (3) complies with the notice procedures set forth in Section 11(a)(iii) of this ARTICLE II. For the avoidance of doubt, the foregoing clause (C) of this Section 11(a)(i) of ARTICLE II shall be the exclusive means for a stockholder to propose such business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or business brought by CORE (as defined below) and any entity that controls, is controlled by or under common control with CORE (other than the Corporation and any company that is controlled by the Corporation) and any investment funds managed by CORE (the “CORE Affiliates”) at any time prior to the Advance Notice Trigger Date (as defined below)) before an annual meeting of stockholders.

(ii) For any business (other than (A) nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of this ARTICLE II or (B) business brought by any of CORE Industrial Partners, LLC (“CORE”) and CORE Affiliates at any time prior to the date when CORE first ceases to beneficially own in the aggregate (directly or indirectly) at least 15% of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors (the “Advance Notice Trigger Date”)) to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form as described in Section 11(a)(iii) of this ARTICLE II to the Secretary; any such proposed business must be a proper matter for stockholder action and the stockholder and the Stockholder Associated Person (as defined in Section 11(e) of this ARTICLE II) must have acted in accordance with the representations set forth in the Solicitation Statement (as defined in Section 11(a)(iii) of this ARTICLE II) required by these Bylaws. To be timely, a stockholder’s notice for such business (other than such a notice by CORE prior to the Advance Notice Trigger Date, which may be delivered at any time up to thirty-five (35) days prior to the mailing of the definitive proxy statement pursuant to Section 14(a) of the Exchange Act related to the next annual meeting of stockholders) must be delivered by hand and received by the Secretary at the principal executive offices of the Corporation in proper written form not less than ninety (90) days and not more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Certificate of Incorporation) were first publicly traded, be deemed to have occurred on                 , 2021); provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends thirty (30) days after such anniversary date, or if no annual meeting was held in the preceding year (other than for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock are first publicly traded), such stockholder’s notice must be delivered by the later of (A) the tenth day following the day the Public Announcement (as defined in Section 11(e) of this ARTICLE II) of the date of the annual meeting is first made or (B) the date which is ninety (90) days prior to the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to

Section 11(a) of this ARTICLE II will be deemed received on any given day only if received prior to the Close of Business on such day (and otherwise shall be deemed received on the next succeeding Business Day).

(iii) To be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter of business the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting (including the specific text of any resolutions or actions proposed for consideration and if such business includes a proposal to amend these Bylaws, the specific language of the proposed amendment) and the reasons for conducting such business at the annual meeting,

(B) the name and address of the stockholder proposing such business, as they appear on the Corporation’s books, the name and address (if different from the Corporation’s books) of such proposing stockholder, and the name and address of any Stockholder Associated Person,

(C) the class or series and number of shares of stock of the Corporation which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person, a description of any Derivative Positions (as defined in Section 11(e) of this ARTICLE II) directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, and whether and to the extent to which a Hedging Transaction (as defined in Section 11(e) of this ARTICLE II) has been entered into by or on behalf of such stockholder or any Stockholder Associated Person,

(D) a description of all arrangements or understandings between or among such stockholder or any Stockholder Associated Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder, any Stockholder Associated Person or such other person or entity in such business,

(E) a representation that such stockholder is a stockholder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the annual meeting to bring such business before the meeting,

(F) any other information related to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies or consents (even if a solicitation is not involved) by such stockholder or Stockholder Associated Person in support of the business proposed to be brought before the meeting pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder, and

(G) a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the proposal or otherwise to solicit proxies or votes from stockholders in support of the proposal (such representation, a “Solicitation Statement”).

In addition, any stockholder who submits a notice pursuant to Section 11(a) of this ARTICLE II is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 11(d) of this ARTICLE II.

(iv) Notwithstanding anything in these Bylaws to the contrary, no business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of this ARTICLE II) shall be conducted at an annual meeting except in accordance with the procedures set forth in Section 11(a) of this ARTICLE II.

(b) Nominations at Annual Meetings of Stockholders.

(i) Only persons who are nominated in accordance and compliance with the procedures set forth in this Section 11(b) of ARTICLE II shall be eligible for election to the Board of Directors at an annual meeting of stockholders.

(ii) Nominations of persons for election to the Board of Directors of the Corporation may be made at an annual meeting of stockholders only (A) by or at the direction of the Board of Directors or any duly authorized committee thereof or (B) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in this Section 11(b) of ARTICLE II on the record date for determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the annual meeting, (2) is entitled to vote at the meeting and (3) complies with the notice procedures set forth in this Section 11(b) of ARTICLE II. For the avoidance of doubt, clause (B) of this Section 11(b)(ii) of ARTICLE II shall be the exclusive means for a stockholder to make nominations of persons for election to the Board of Directors at an annual meeting of stockholders. For nominations to be properly brought by a stockholder at an annual meeting of stockholders, the stockholder must have given timely notice thereof in proper written form as described in Section 11(b)(iii) of this ARTICLE II to the Secretary and the stockholder and the Stockholder Associated Person must have acted in accordance with the representations set forth in the Nomination Solicitation Statement required by these Bylaws. To be timely, a stockholder’s notice for the nomination of persons for election to the Board of Directors (other than such a notice by CORE prior to the Advance Notice Trigger Date, which may be delivered at any time up to thirty-five (35) days prior to the next annual meeting of stockholders) must be delivered to the Secretary at the principal executive offices of the Corporation in proper written form not less than ninety (90) days and not more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock are first publicly traded, be deemed to have occurred on                 , 2021); provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends thirty (30) days after such anniversary date, or if no annual meeting was held in the preceding year (other than for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock were first publicly traded), such stockholder’s notice must be delivered by the later of the tenth day following the day the Public Announcement of the date of the annual meeting is first made and the date which is ninety (90) days prior to the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to this Section 11(b) of ARTICLE II will be deemed received on any given day if received prior to the Close of Business on such day (and otherwise on the next succeeding day). For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Bylaws.

(iii) To be in proper written form, a stockholder’s notice to the Secretary shall set forth:

(A) as to each person that the stockholder proposes to nominate for election or re-election as a director of the Corporation, (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares of capital stock of the Corporation which are directly or indirectly owned beneficially or of record by the person, (4) the date such shares were acquired and the investment intent of such acquisition and (5) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or is otherwise required, pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee of the stockholder, if applicable, and to serving as a director if elected),

(B) as to the stockholder giving the notice, the name and address of such stockholder, as they appear on the Corporation’s books, the name and address (if different from the Corporation’s books) of such proposing stockholder, and the name and address of any Stockholder Associated Person,

(C) the class or series and number of shares of stock of the Corporation which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person with respect to the Corporation’s securities, a description of any Derivative Positions directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, and whether and the extent to which a Hedging Transaction has been entered into by or on behalf of such stockholder or any Stockholder Associated Person,

(D) a description of all arrangements or understandings (including financial transactions and direct or indirect compensation) between or among such stockholder or any Stockholder Associated Person and each proposed nominee and any other person or entity (including their names) pursuant to which the nomination(s) are to be made by such stockholder,

(E) a representation that such stockholder is a holder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the persons named in its notice,

(F) any other information relating to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or otherwise required, pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder, and

(G) a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of a sufficient number of the Corporation’s outstanding shares reasonably believed by the stockholder or any Stockholder Associated Person, as the case may be, to elect each proposed nominee or otherwise to solicit proxies or votes from stockholders in support of the nomination (such representation, a “Nomination Solicitation Statement”).

In addition, any stockholder who submits a notice pursuant to this Section 11(b) of ARTICLE II is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 11(d) of this ARTICLE II and shall comply with Section 11(f) of this ARTICLE II.

(iv) Notwithstanding anything in Section 11(b)(ii) of this ARTICLE II to the contrary, if the number of directors to be elected to the Board of Directors is increased effective after the time period for which nominations would otherwise be due under paragraph 11(b)(ii) of this Article II and there is no Public Announcement naming the nominees for additional directorships at least ten (10) days prior to the last day a stockholder may deliver a notice of nomination in accordance with Section 11(b)(ii), a stockholder’s notice required by Section 11(b)(ii) of this ARTICLE II shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the Close of Business on the tenth day following the day on which such Public Announcement is first made by the Corporation.

(c) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of meeting. Only persons who are nominated in accordance and compliance with the procedures set forth in this Section 11(c) of ARTICLE II shall be eligible for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting only (i) by or at the direction of the Board of Directors, any duly authorized committee thereof, or stockholders (if stockholders are permitted to call a special meeting of stockholders pursuant to Section 2 of Article EIGHT of the Certificate of Incorporation) or (ii) provided that the Board of Directors or stockholders (if stockholders are permitted to call a special meeting of stockholders pursuant to Section 2 of Article Eight of the Certificate of Incorporation) has determined that directors are to be elected at such special meeting, by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of notice provided for in this Section 11(c) of ARTICLE II and at the time of the special meeting, (B) is entitled to vote at the meeting and (C) complies with the notice procedures provided for in this Section 11(c) of ARTICLE II. For the avoidance of doubt, the foregoing clause (ii) of this Section 11(c) of ARTICLE II shall be the exclusive means for a stockholder to propose nominations of persons for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. For nominations to be properly brought by a stockholder at a special meeting of stockholders, the stockholder must have given timely notice thereof in proper written form as described in this Section 11(c) of ARTICLE II to the Secretary. To be timely, a stockholder’s notice for the nomination of persons for election to the Board of Directors (other than such a notice by CORE prior to the Advance Notice Trigger Date, which may be delivered at any time up to the later of (i) thirty-five (35) days prior to the special meeting of stockholders and (ii) the tenth day following the day on which a Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting) must be received by the Secretary at the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the Close of Business on the later of the 90th day prior to such special meeting or the tenth day following the day on which a Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to this Section 11(c) of ARTICLE II will be deemed received on any given day if received prior to the Close of Business on such day (and otherwise on the next succeeding day). To be in proper written form, such stockholder’s notice shall set forth all of the information required by, and otherwise be in compliance with, Section 11(b)(iii) of this ARTICLE II. In addition, any stockholder who submits a notice pursuant to this Section 11(c) of ARTICLE II is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 11(d) of this ARTICLE II and shall comply with Section 11(f) of this ARTICLE II.

(d) Update and Supplement of Stockholder’s Notice. Any stockholder who submits a notice of proposal for business or nomination for election pursuant to this Section 11 of ARTICLE II is required to update and supplement the information disclosed in such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting of stockholders and as of the date that is ten (10) Business Days prior to such meeting of the stockholders or any adjournment or postponement thereof, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the Close of Business on the fifth Business Day after the record date for the meeting of stockholders (in the case of the update and supplement required to be made as of the record date), and not later than the Close of Business on the eighth Business Day prior to the date for the meeting of stockholders or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting of stockholders or any adjournment or postponement thereof).

(e) Definitions. For purposes of this Section 11 of ARTICLE II, the term:

(i) “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, NY are authorized or obligated by law or executive order to close;

(ii) “Close of Business” shall mean 5:00 p.m. local time at the principal executive offices of the Corporation, and if an applicable deadline falls on the Close of Business on a day that is not a Business Day, then the applicable deadline shall be deemed to be the Close of Business on the immediately preceding Business Day;

(iii) “Derivative Positions” means, with respect to a stockholder or any Stockholder Associated Person, any derivative positions including, without limitation, any short position, profits interest, option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise and any performance-related fees to which such stockholder or any Stockholder Associated Person is entitled based, directly or indirectly, on any increase or decrease in the value of shares of capital stock of the Corporation;

(iv) “Hedging Transaction” means, with respect to a stockholder or any Stockholder Associated Person, any hedging or other transaction (such as borrowed or loaned shares) or series of transactions, or any other agreement, arrangement or understanding, the effect or intent of which is to increase or decrease the voting power or economic or pecuniary interest of such stockholder or any Stockholder Associated Person with respect to the Corporation’s securities;

(v) “Public Announcement” means disclosure in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act; and

(vi) “Stockholder Associated Person” of any stockholder means (A) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (B) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or (C) any person directly or indirectly controlling, controlled by or under common control with such Stockholder Associated Person.

(f) Submission of Questionnaire, Representation and Agreement. To be qualified to be a nominee for election or re-election as a director of the Corporation, a person must deliver (in the case of a person nominated by a stockholder in accordance with Sections 11(b) or 11(c) of this ARTICLE II, in accordance with the time periods prescribed for delivery of notice under such sections) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five Business Days of such written request) and a written representation and agreement (in the form provided by the Secretary upon written request of any stockholder of record identified by name within five Business Days of such written request) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (iii) would be in compliance, and if elected as a director of the Corporation will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(g) Update and Supplement of Nominee Information. The Corporation may also, as a condition to any such nomination or business being deemed properly brought before an annual meeting, require any Stockholder Associated Person or proposed nominee to deliver to the Secretary, within five Business Days of any such request, such other information as may reasonably be requested by the Corporation, including such other information as may be reasonably required by the Board, in its sole discretion, to determine (A) the eligibility of such proposed nominee to serve as a director of the Corporation, (B) whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, Securities and Exchange Commission and stock exchange rules or regulation, or any publicly disclosed corporate governance guideline or committee charter of the Corporation and (C) such other information that the Board of Directors determines, in its sole discretion, could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(h) Authority of Chair; General Provisions. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the chair of the meeting shall have the power and duty to determine whether any nomination or other business proposed to be brought before the meeting was made or brought in accordance with the procedures set forth in these Bylaws (including whether the stockholder or Stockholder Associated Person, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 11(a)(iii)(G) or Section 11(b)(iii)(G), as applicable, of these Bylaws) and, if any nomination or other business is not made or brought in compliance with these Bylaws, to declare that such nomination or proposal of other business be disregarded and not acted upon. Notwithstanding the foregoing provisions of this Section 11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(i) Compliance with Exchange Act. Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules, regulations and schedules promulgated thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules, regulations and schedules promulgated thereunder are not intended to and shall not limit the requirements applicable to any nomination or other business to be considered pursuant to Section 11 of this ARTICLE II.

(j) Effect on Other Rights. Nothing in these Bylaws shall be deemed to (A) affect any rights of the stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, (B) confer upon any stockholder a right to have a nominee or any proposed business included in the Corporation’s proxy statement, except as set forth in the Certificate of Incorporation or these Bylaws, (C) affect any rights of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation or (D) limit the exercise, the method or timing of the exercise of, the rights of any person granted by the Corporation to nominate directors (including pursuant to that Investor Rights Agreement, dated as of on or about                 , 2021 (as amended and/or restated or supplemented from time to time, the “Investor Rights Agreement”), by and among the Corporation and the investors named therein, which rights may be exercised without compliance with the provisions of this Section 11 of ARTICLE II.

Section 12. Fixing a Record Date for Stockholder Meetings. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the Close of Business on the next day preceding the day on which notice is first given, or, if notice is waived, at the Close of Business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting in conformity herewith; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 12 at the adjourned meeting.

Section 13. Action by Stockholders Without a Meeting. So long as preferred stockholders of the Corporation have the right to act by written consent in accordance with Section 1 of ARTICLE SEVEN of the Certificate of Incorporation, the following provisions shall apply:

(a) Record Date. For the purpose of determining the stockholders entitled to consent to corporate action in writing without a meeting as may be permitted by the Certificate of Incorporation or the certificate of designation relating to any outstanding class or series of preferred stock, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) (or the maximum number permitted by applicable law) days after the date on which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take action by written consent shall, by written notice delivered to the Secretary at the Corporation’s principal place of business during regular business hours, request that the Board of Directors fix a record date, which notice shall include the text of any proposed resolutions. Notices delivered pursuant to Section 13(a) of this ARTICLE II will be deemed received on any given day only if received prior to the Close of Business on such day (and otherwise shall be deemed received on the next succeeding Business Day). The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such written notice is properly delivered to and deemed received by the Secretary, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 13(a)). If no record date has been fixed by the Board of Directors pursuant to this Section 13(a) or otherwise within ten (10) days of receipt of a valid request by a stockholder, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required pursuant to applicable law, shall be the first date after the expiration of such ten (10) day time period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation pursuant to Section 13(b); provided, however, that if prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall in such an event be at the Close of Business on the day on which the Board of Directors adopts the resolution taking such prior action.

(b) Generally. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation, in the manner required by this Section 13, within sixty (60) (or the maximum number permitted by applicable law) days of the date of the earliest dated consent delivered to the Corporation in the manner required by applicable law. The validity of any consent executed by a proxy for a stockholder pursuant to an electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given by the Corporation (at its expense) to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consent signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 14. Conduct of Meetings.

(a) Generally. Meetings of stockholders shall be presided over by the Chair of the Board, if any, or in the Chair’s absence or disability, the Chair’s designee, or if the Chair has made no such designation or in the designee’s absence or disability, by a chair designated by the Board of Directors, or in the absence or disability of such person, by a chair chosen at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence or disability the chair of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chair of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted to questions or comments by participants; and (vi) restrictions on the use of mobile phones, audio or video recording devices and similar devices at the meeting. The chair of the meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a nomination or matter or business was not properly brought before the meeting and if such chair should so determine, such chair shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The chair of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted. The chair of the meeting shall have the power, right and authority, for any or no reason, to convene, recess and/or adjourn any meeting of stockholders.

(c) Inspectors of Elections. The Corporation may, and to the extent required by law shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. No person who is a candidate for an office at an election may serve as an inspector at such election. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

ARTICLE III

DIRECTORS

Section 1. General Powers. Except as otherwise provided in the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 2. Annual Meetings. The annual meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of stockholders. In the event that the annual meeting of stockholders takes place telephonically or through any other means by which the stockholders do not convene in any one location, the annual meeting of the Board of Directors shall be held at the principal offices of the Corporation immediately after the annual meeting of the stockholders.

Section 3. Regular Meetings and Special Meetings. Regular meetings, other than the annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors and publicized among all directors. Special meetings of the Board of Directors may be called (i) by the Chair of the Board, if any, (ii) by the Secretary upon the written request of a majority of the directors then in office, (iii) prior to the first date on which CORE and its Affiliated Companies (as defined in the Certificate of Incorporation) first cease to beneficially own in the aggregate (directly or indirectly) shares of Common Stock representing at least 50% of the Original Amount (as defined in the Investor Rights Agreement), and if the Board of Directors then includes a director nominated or designated for nomination by CORE, by any director nominated or designated for nomination by CORE, or (iv) after the first date on which CORE and its Affiliated Companies first cease to beneficially own in the aggregate (directly or indirectly) shares of Common Stock representing at least 50% of the Original Amount, by written request of any two directors, and in each case shall be held at the place, if any, on the date and at the time as he, she or they shall fix. Any and all business may be transacted at a special meeting of the Board of Directors.

Section 4. Notice of Meetings. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by law or these Bylaws. Notice of each special meeting of the Board of Directors, and of each regular and annual meeting of the Board of Directors for which notice is required, shall be given by the Secretary as hereinafter provided in this Section 4. Such notice shall be state the date, time and place, if any, of the meeting. Notice of any special meeting, and of any regular or annual meeting for which notice is required, shall be given to each director at least (a) twenty-four (24) hours before the meeting if by telephone or by being personally delivered or sent by overnight courier, telecopy, electronic transmission, email or similar means or (b) five (5) days before the meeting if delivered by mail to the director’s residence or usual place of business. Such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid, or when transmitted if sent by telex, telecopy, electronic transmission, email or similar means. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 5. Waiver of Notice. Any director may waive notice of any meeting of directors by a writing signed by the director or by electronic transmission. Any member of the Board of Directors or any committee thereof who is present at a meeting shall have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and does not further participate in the meeting. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

Section 6. Chair of the Board, Quorum, Required Vote and Adjournment. The Board of Directors may elect a Chair of the Board. Notwithstanding the foregoing, for so long as CORE beneficially owns in the aggregate (directly or indirectly) at least 20% or more of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors, the Chair of the Board of Directors may be designated by a majority of the directors nominated or designated for nomination by CORE. The Chair of the Board must be a director and may be an officer of the Corporation. Subject to the provisions of these Bylaws and the direction of the Board of Directors, he or she shall perform all duties and have all powers which are commonly incident to the position of Chair of the Board or which are delegated to him or her by the Board of Directors, preside at all meetings of the stockholders and Board of Directors at which he or she is present and have such powers and perform such duties as the Board of Directors may from time to time prescribe. If the Chair of the Board is not present at a meeting of the Board of Directors, the Chair’s designee shall preside at such meeting, or if the Chair has made no such designation or if the designee is not present at such meeting, a majority of the directors present at such meeting shall elect one of the directors present at the meeting to so preside. At all meetings of the Board of Directors, a majority of the directors then in office shall constitute a quorum for the transaction of business, provided, however, that a quorum shall never be less than one-third the total number of directors. Unless a different vote is required by express provision of an applicable law, the Certificate of Incorporation or these Bylaws, the vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may, to the fullest extent permitted by law, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7. Committees.

(a) The Board of Directors may designate one or more committees, including an executive committee, consisting of one or more of the directors of the Corporation, and any committees required by the rules and regulations of such exchange as any securities of the Corporation are listed. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except to the extent restricted by applicable law or the Certificate of Incorporation, each such committee, to the extent provided by the DGCL and in the resolution creating it, shall have and may exercise all the powers and authority of the Board of Directors. Each such committee shall serve at the pleasure of the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

(b) Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. All matters shall be determined by a majority vote of the members present at a meeting at which a quorum is present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

Section 8. Action by Written Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. After the action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the board or committee in the same paper form or electronic form as the minutes are maintained.

Section 9. Compensation. The Board of Directors shall have the authority to fix the compensation, including fees, reimbursement of expenses and equity compensation, of directors for services to the Corporation in any capacity, including for attendance of meetings of the Board of Directors or participation on any committees. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 10. Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such member’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 11. Telephonic and Other Meetings. Unless restricted by the Certificate of Incorporation, any one or more members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV

OFFICERS

Section 1. Number and Election. Subject to the authority of Chief Executive Officer to appoint officers with the consent of the Board of Directors as set forth in Section 11 of this ARTICLE IV, the officers of the Corporation shall be elected by the Board of Directors and shall consist of a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Chief Financial Officer, a Treasurer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable.

Section 2. Term of Office. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3. Removal. Any officer or agent of the Corporation may be removed with or without cause by the Board of Directors, a duly authorized committee thereof or by such officers as may be designated by a resolution of the Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer appointed by the Chief Executive Officer in accordance with Section 11 of this ARTICLE IV may be removed by Board of Directors or by the Chief Executive Officer with the consent of the Board of Directors.

Section 4. Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors or the Chief Executive Officer with the consent of the Board of Directors in accordance with Section 11 of this ARTICLE IV.

Section 5. Compensation. Compensation of all executive officers shall be approved by the Board of Directors or a duly authorized committee thereof, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the Corporation.

Section 6. Chief Executive Officer. The Chief Executive Officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and the Chair of the Board, the Chief Executive Officer shall be in general and active charge of the entire business and affairs of the Corporation, and shall be its chief policy making officer. The Chief Executive Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these Bylaws. The Chief Executive Officer is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the President is unable to serve, by reason of sickness, absence or otherwise, the Chief Executive Officer shall perform all the duties and responsibilities and exercise all the powers of the President.

Section 7. The President. The President of the Corporation shall, subject to the powers of the Board of Directors, the Chair of the Board and the Chief Executive Officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The President shall see that all orders and resolutions of the Board of Directors are carried into effect. The President is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The President shall, in the absence of the Chief Executive Officer, act with all of the powers and be subject to all of the restrictions of the Chief Executive Officer. The President shall have such other powers and perform such other duties as may be prescribed by the Chair of the Board, the Chief Executive Officer, the Board of Directors or as may be provided in these Bylaws or otherwise are incident to the position of President.

Section 8. Vice Presidents. The Vice President, or if there shall be more than one, the Vice Presidents, in the order determined by the Board of Directors or the Chair of the Board, shall, perform such duties and have such powers as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe or which otherwise are incident to the position of Vice President. The Vice Presidents may also be designated as Executive Vice Presidents or Senior Vice Presidents, as the Board of Directors may from time to time prescribe.

Section 9. The Secretary and Assistant Secretaries. The Secretary shall attend all meetings of the Board of Directors (other than executive sessions thereof) and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that his or her designee attends each such meeting to act in such capacity. Under the Board of Directors’ supervision, the Secretary shall give, or cause to be given, all notices required to be given by these Bylaws or by law; shall have such powers and perform such duties as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe or which otherwise are incident to the position of Secretary; and shall have custody of the corporate seal of the Corporation. The Secretary, or an Assistant Secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Assistant Secretary, or if there be more than one, any of the assistant secretaries, shall in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President, or Secretary may, from time to time, prescribe.

Section 10. The Chief Financial Officer and the Treasurer. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chair of the Board or the Board of Directors; shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the financial condition and operations of the Corporation; shall have such powers and perform such duties as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe or which otherwise are incident to the position of Chief Financial Officer. The Treasurer, if any, shall in the absence or disability of the chief financial officer, perform the duties and exercise the powers of the Chief Financial Officer, subject to the power of the board of directors. The Treasurer, if any, shall perform such other duties and have such other powers as the board of directors may, from time to time, prescribe.

Section 11. Appointed Officers. In addition to officers designated by the Board of Directors in accordance with this ARTICLE IV, the Chief Executive Officer shall have the authority, subject to the prior consent of the Board of Directors, to appoint other officers below the level of Board-appointed Vice President as the Chief Executive Officer may from time to time deem expedient and may designate for such officers titles that appropriately reflect their positions and responsibilities. Such appointed officers shall have such powers and shall perform such duties as may be assigned to them by the Chief Executive Officer or the senior officer to whom they report (in each case, in consultation with the Board of Directors), consistent with corporate policies. An appointed officer shall serve until the earlier of such officer’s resignation or such officer’s removal by the Board of Directors, or by the Chief Executive Officer with the consent of the Board of Directors, at any time, either with or without cause.

Section 12. Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 13. Officers’ Bonds or Other Security. If required by the Board of Directors, any officer of the Corporation shall give a bond or other security for the faithful performance of his duties, in such amount and with such surety as the Board of Directors may require.

Section 14. Delegation of Authority. The Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.

ARTICLE V

CERTIFICATES OF STOCK

Section 1. Form. The shares of stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. If shares are represented by certificates, the certificates shall be in such form as required by applicable law and as determined by the Board of Directors. Each certificate shall certify the number of shares owned by such holder in the Corporation and shall be signed by, or in the name of the Corporation by two authorized officers of the Corporation including, but not limited to, the Chair of the Board (if an officer), the President, a Vice President, the Treasurer, the Secretary and an Assistant Secretary of the Corporation. Any or all signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer, transfer agent or registrar of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been issued by the Corporation, such certificate or certificates may nevertheless be issued as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer, transfer agent or registrar of the Corporation at the date of issue. All certificates for shares shall be consecutively numbered or otherwise identified. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the Corporation. The Corporation, or its designated transfer agent or other agent, shall keep a book or set of books to be known as the stock transfer books of the Corporation, containing the name of each holder of record, together with such holder’s address and the number and class or series of shares held by such holder and the date of issue. When shares are represented by certificates, the Corporation shall issue and deliver to each holder to whom such shares have been issued or transferred, certificates representing the shares owned by such holder, and shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation or its designated transfer agent or other agent of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. When shares are not represented by certificates, shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing, with such evidence of the authenticity of such transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps, and within a reasonable time after the issuance or transfer of such shares, the Corporation shall, if required by applicable law, send the holder to whom such shares have been issued or transferred a written statement of the information required by applicable law. Unless otherwise provided by applicable law, the Certificate of Incorporation, Bylaws or any other instrument, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 2. Lost Certificates. The Corporation may issue or direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the owner of the lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond in such sum as it may direct, sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 3. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner, except as otherwise required by applicable law. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by applicable law.

Section 4. Fixing a Record Date for Purposes Other Than Stockholder Meetings or Actions by Written Consent. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action (other than stockholder meetings and stockholder written consents which are expressly governed by Sections 12 and 13 of ARTICLE II hereof), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the Close of Business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VI

GENERAL PROVISIONS

Section 1. Dividends. Subject to and in accordance with applicable law, the Certificate of Incorporation and any certificate of designation relating to any series of preferred stock, dividends upon the shares of capital stock of the Corporation may be declared and paid by the Board of Directors, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock, subject to the provisions of applicable law and the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose. The Board of Directors may modify or abolish any such reserves in the manner in which they were created.

Section 2. Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 3. Contracts. In addition to the powers otherwise granted to officers pursuant to ARTICLE IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, in the name and on behalf of the Corporation to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

Section 4. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 5. Corporate Seal. The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Notwithstanding the foregoing, no seal shall be required by virtue of this Section.

Section 6. Voting Securities Owned By Corporation. Voting securities in any other corporation or entity held by the Corporation shall be voted by the Chair of the Board, Chief Executive Officer, the President or the Chief Financial Officer, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 7. Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws and subject to applicable law, facsimile signatures of any officer or officers of the Corporation may be used.

Section 8. Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 9. Inconsistent Provisions. In the event that any provision (or part thereof) of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL, any other applicable law or the Investor Rights Agreement, the provision (or part thereof) of these Bylaws shall be deemed to have been revised to conform to the applicable provision of the Certificate of Incorporation, the DGCL, other applicable law or the Investor Rights Agreement, as the case may be, the applicable provisions of which shall be deemed incorporated herein by reference, so as to eliminate any such inconsistency.

ARTICLE VII

INDEMNIFICATION

Section 1. Right to Indemnification and Advancement. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”) and any other penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in this Section 2 of this ARTICLE VII with respect to proceedings to enforce rights to indemnification and advance of expenses (as defined below), the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized in the specific case by the Board of Directors of the Corporation. The rights to indemnification and advance of expenses conferred in this Section 1 of ARTICLE VII shall be contract rights. In addition to the right to indemnification conferred herein, an indemnitee shall also have the right, to the fullest extent not prohibited by law, to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (an “advance of expenses”); provided, however, that if and to the extent that the DGCL requires, an advance of expenses shall be made only upon delivery to the Corporation of an undertaking (an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 1 or otherwise. The Corporation may also, by action of its Board of Directors, provide indemnification and advancement to employees and agents of the Corporation. Any reference to an officer of the Corporation in this ARTICLE VII shall be deemed to refer exclusively to the Chair of the Board of Directors, Chief Executive Officer, President, Secretary and Treasurer of the Corporation appointed pursuant to ARTICLE IV, and to any Vice President, Assistant Secretary, Assistant Treasurer or other officer of the Corporation appointed by the Board of Directors pursuant to ARTICLE IV of these By-laws, and any reference to an officer of any other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other enterprise for purposes of this ARTICLE VII.

Section 2. Procedure for Indemnification. Any claim for indemnification or advance of expenses by an indemnitee under this Section 2 of ARTICLE VII shall be made promptly, and in any event within forty-five days (or, in the case of an advance of expenses, twenty days, provided that the director or officer has delivered the undertaking contemplated by Section 1 of this ARTICLE VII if required), upon the written request of the indemnitee. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five days (or, in the case of an advance of expenses, twenty days, provided that the indemnitee has delivered the undertaking contemplated by Section 1 of this ARTICLE VII if required), the right to indemnification or advances as granted by this ARTICLE VII shall be enforceable by the indemnitee in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 1 of this ARTICLE VII, if any, has been tendered to the Corporation) that the claimant has not met the applicable standard of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proof shall be on the Corporation to the fullest extent permitted by law. Neither the failure of the Corporation (including its Board of Directors, a committee thereof, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 3. Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the DGCL.

Section 4. Service for Subsidiaries. Any person serving as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a “subsidiary” for purposes of this ARTICLE VII) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 5. Reliance. Persons who served as directors or officers of Altimar Cayman (as defined in the Certificate of Incorporation), and Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this ARTICLE VII in entering into or continuing such service. To the fullest extent permitted by law, the rights to indemnification and to the advance of expenses conferred in this ARTICLE VII shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof. Any amendment, alteration or repeal of this ARTICLE VII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 6. Non-Exclusivity of Rights; Continuation of Rights of Indemnification. The rights to indemnification and to the advance of expenses conferred in this ARTICLE VII shall not be exclusive of any other right which any person may have or hereafter acquire under the Certificate of Incorporation or under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise. All rights to indemnification under this ARTICLE VII shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this ARTICLE VII is in effect. Any repeal or modification of this ARTICLE VII or repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not in any way diminish any rights to indemnification and advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such repeal or modification.

Section 7. Merger or Consolidation. For purposes of this ARTICLE VII, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 8. Savings Clause. To the fullest extent permitted by law, if this ARTICLE VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and advance expenses to each person entitled to indemnification under Section 1 of this ARTICLE VII as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties and any other penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification and advancement of expenses is available to such person pursuant to this ARTICLE VII to the fullest extent permitted by any applicable portion of this ARTICLE VII that shall not have been invalidated.

ARTICLE VIII

AMENDMENTS

These Bylaws may be amended, altered, changed or repealed or new Bylaws adopted only in accordance with Section 1 of ARTICLE ELEVEN of the Certificate of Incorporation.

* * * * *

EXHIBIT C

FINAL FORM

INVESTOR RIGHTS AGREEMENT

DATED AS OF [●]

AMONG

FATHOM DIGITAL MANUFACTURING CORPORATION

AND

THE OTHER PARTIES HERETO

ARTICLE I. INTRODUCTORY MATTERS		C-3
1.1	Defined Terms	C-3
1.2	Construction	C-7
ARTICLE II. CORPORATE GOVERNANCE MATTERS		C-7
2.1	Initial Board Composition; Classified Board	C-7
2.2	Election of Directors	C-7
2.3	Company Obligations	C-9
2.4	Compensation	C-10
2.5	Other Rights of CORE Nominees	C-10
2.6	Director Independence	C-10
ARTICLE III. ADDITIONAL COVENANTS		C-10
3.1	Pledges or Transfers	C-10
3.2	Reserved	C-11
3.3	Lock-Up; Vesting; Transfer Restrictions and Requirements	C-11
ARTICLE IV. GENERAL PROVISIONS		C-12
4.1	Notices	C-12
4.2	Amendment; Waiver	C-12
4.3	Further Assurances	C-13
4.4	Assignment; Affiliated Transferees	C-13
4.5	Third Parties	C-13
4.6	Governing Law	C-13
4.7	Jurisdiction; Waiver of Jury Trial	C-13
4.8	Specific Performance	C-14
4.9	Entire Agreement	C-14
4.10	Severability	C-14
4.11	Table of Contents, Headings and Captions	C-14
4.12	Grant of Consent	C-14
4.13	Counterparts	C-14
4.14	Effectiveness	C-14
4.15	No Recourse	C-14
4.16	Obligations are Several	C-15
4.17	Provisions Respecting Representation of Fathom	C-15

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement is entered into as of 15 by and among Fathom Digital Manufacturing Corporation, a Delaware corporation (formerly known as Altimar Acquisition Corp. II, a Cayman Islands corporation, the “Company”), each of the Persons set forth on the signature pages hereto, as the Existing Investors as of the date hereof, and each of the other Persons from time to time party hereto.

RECITALS:

WHEREAS, in connection with the Equity Transactions (as defined below) and effective upon the consummation thereof, the parties hereto wish to set forth certain understandings between such parties in relation to the Company, including with respect to certain governance matters of the Company and other matters.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I.

INTRODUCTORY MATTERS

1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Business Combination Agreement:

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

“Affiliated Transferees” means, with respect to any Investor, any Affiliate thereof that is Transferred Equity Securities Beneficially Owned by such Investor as of the date hereof.

“Agreement” means this Investor Rights Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Beneficially Own” (including its correlative meanings “Beneficial Owner” and “Beneficial Ownership” and words with a similar correlative meaning) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of the Company from time to time.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of July 15, 2021, by and among the Company, Fathom Opco and the other parties thereto.

“Business Day” means a day other than a Saturday, Sunday, federal or New York State holiday or other day on which commercial banks in New York City are authorized or required by law to close.

“Chairman” has the meaning set forth in Section 2.1.

“Class A Common Stock” means shares of class A common stock, par value $0.0001 per share, of the Company, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation or similar transaction.

“Class A Units” means the Class A Units of limited liability company interest in Fathom OpCo (other than any such interests owned, directly or indirectly, by the Company or any of its Subsidiaries).

“Class B Common Stock” means shares of class B common stock, par value $0.0001 per share, of the Company, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation or similar transaction.

“Closing Date” means the date of the closing of the Equity Transactions in accordance with the Business Combination Agreement.

“Common Stock” means, collectively, the Class A Common Stock and Class B Common Stock.

“Company” has the meaning set forth in the Preamble.

“Company Charter” means the Certificate of Incorporation of the Company as in effect on the date hereof and as may be amended, restated or modified and in effect from time to time.

“Control” (including its correlative meanings, “Controlled by” and “under common Control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.

“CORE Designator” means the CORE Investor, or any group of CORE Investors collectively, that then Beneficially Owns a majority of the Voting Securities Beneficially Owned by all CORE Investors.

“CORE Nominee” has the meaning assigned to such term in Section 2.2(a).

“CORE Investors” means CORE Industrial Partners Fund I, L.P., CORE Industrial Partners Fund I Parallel, L.P., any Transferee that becomes party to this Agreement as a “CORE Investor” in accordance with Section 4.4 hereof and their respective Affiliated Transferees.

“Covered Shares” means all Equity Securities held by the Existing Investors as of the date hereof or of which the Existing Investors acquire record or Beneficial Ownership, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, other than any Equity Securities purchased on the open market after the Closing Date.

“Director” means any director of the Company from time to time.

“Equity Securities” means any and all shares of Common Stock of the Company, and any and all securities of the Company or Fathom OpCo convertible into, or exchangeable or exercisable for (whether or not subject to contingencies or the passage of time, or both), such shares, and any options, warrants or other rights to acquire shares of Common Stock of the Company; including, without limitation, Fathom OpCo Units, restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including, without limitation, membership interests therein), whether voting or non-voting.

“Equity Transactions” means the transactions contemplated by the Business Combination Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Existing Investors” means collectively, the CORE Investors and each of the entities listed on the signature pages hereto under the heading “Existing Investors.”

“Fathom OpCo” means Fathom Holdco, LLC, a Delaware limited liability company.

“Fathom OpCo LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Fathom OpCo as in effect on the Closing Date, and as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Fathom OpCo Units” means the Class A Units.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Investors” means the Existing Investors.

“Law” means any statute, law, ordinance, rule, treaty, code, directive, regulation, governmental approval (whether granted or required) or Governmental Order, in each case, of any Governmental Authority.

“NewCo” has the meaning set forth in Section 3.2 hereof.

“Non-Recourse Party” has the meaning set forth in Section 4.15 hereof.

“Non-Voting Observer” has the meaning set forth in Section 2.2(c) hereof.

“Original Amount” means the aggregate number of shares of Common Stock Beneficially Owned, directly or indirectly, by the CORE Investors on the date hereof, as such number may be adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other similar changes in the Company’s capitalization. Notwithstanding the foregoing, in the event of a forfeiture of any Fathom Earnout Shares by any of the CORE Investors, the Original Amount shall automatically be decreased by the amount of such Fathom Earnout Shares forfeited.

“Permitted Transferee” means, with respect to any Existing Investor, (i) to any investment fund or other entity controlled or managed by or under common control with such Existing Investor; (ii) to such Existing Investor’s officers or directors or any Affiliates or family members of such Existing Investor’s officers or directors; (iii) to any limited partners, members or stockholders of such Existing Investor or any Affiliates of such Existing Investor, or any employees of such Affiliates; (iv) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such Person, or to a charitable organization; (v) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (vi) in the case of an individual, pursuant to a qualified domestic relations order; (vii) by virtue of the Laws of the jurisdiction of incorporation or formation of such Existing Investor, as applicable, or the organizational documents of such Existing Investor, as amended from time to time, upon dissolution of such Existing Investor; or (viii) in the event of the Company’s completion of a liquidation, merger, consolidation, amalgamation, share exchange, reorganization or other similar transaction which results in the holders of all of the shares of Class A Common Stock having the right to exchange their shares for cash, securities or other property subsequent to the completion of the Equity Transactions, including the entry into an agreement in connection with such liquidation, merger, consolidation, amalgamation, share exchange, reorganization or other similar transaction.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Subsidiary” means, with respect to any Person, any corporation, company, limited liability company, partnership, association or other business entity of which: (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, representatives or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or any combination thereof; or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of stock or majority ownership interest of the limited liability company, partnership, association or other business entity is at the time owned or Controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or any combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall (a) be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or (b) Control the managing member, managing director or other governing body or general partner of such limited liability company, partnership, association or other business entity.

“Tier 1 Earnout Vesting Event” means the VWAP of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Tier 2 Earnout Vesting Event” means the VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Tier 3 Earnout Vesting Event” means the VWAP of the Class A Common Stock equals or exceeds $20.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Total Number of Directors” means the total number of directors comprising the Board from time to time.

“Trading Day” means a day on which the Exchange is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” (including its correlative meanings, “Transferor,” “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

“Voting Securities” means, at any time, outstanding shares of any class of capital stock of the Company which are then entitled to vote generally in the election of directors to the Board.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace (or an equivalent successor if such page is not available) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace (or an equivalent successor if such page is not available), or, if no dollar volume-weighted average price is reported for such security by Refinitiv Workspace (or an equivalent successor if such page is not available) for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the

VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by a majority of the independent directors then serving on the Board.

1.2 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

ARTICLE II.

CORPORATE GOVERNANCE MATTERS

2.1 Initial Board Composition; Classified Board. Effective as of the Closing Date, the Board shall satisfy all applicable rules and regulations of the Securities and Exchange Commission and the Exchange and is anticipated to be comprised of eleven (11) Directors, as follows: (i) ten (10) Directors designated by the CORE Designator (who shall be the initial CORE Nominees), and (ii) one (1) Director, to be jointly designated as mutually agreed by the CORE Designator and Altimar Sponsor II, LLC, who shall be independent as required by the Securities and Exchange Commission and applicable listing exchange rules and regulations. The initial chairman of the Board (the “Chairman”) is anticipated to be TJ Chung. Mr. Chung shall be appointed as the Chairman for so long as he is a member of the Board, and, thereafter, the Chairman shall be elected by a majority of the Board. The parties hereto acknowledge and agree that, consistent with the Company Charter, the Board shall be divided into three classes designated as Class I, Class II and Class III and that the Directors initially shall be allocated among such classes as set forth on Schedule B hereto.

2.2 Election of Directors.

(a) From the Effective Date, CORE Designator shall have the right, but not the obligation, to nominate to the Board a number of designees (such persons, the “CORE Nominees”) equal to at least: (i) a majority of the Total Number of Directors (as defined below), so long as the CORE Investors Beneficially Own shares of Common Stock representing at least 50% of the Original Amount (as defined below), (ii) 35% of the Total Number of Directors, in the event that the CORE Investors Beneficially Own shares of Common Stock representing at least 20% but less than 35% of the Original Amount, (iii) 20% of the Total Number of Directors, in the event that the CORE Investors Beneficially Own shares of Common Stock representing at least 10% but less than 20% of the Original Amount and (iv) 1 (one) Director (as defined below), in the event that the CORE Investors Beneficially Own shares of Common Stock representing at least 5% of the Original Amount. For purposes of calculating the number of directors that CORE Designator is entitled to designate pursuant to the immediately preceding sentence, any fractional amounts shall automatically be rounded up to the nearest whole number (e.g., 1 1/4 Directors shall equate to 2 Directors) and any such calculations shall be made after taking into account any increase in the Total Number of Directors.

(b) In the event that CORE Designator has nominated less than the total number of designees that CORE Designator is entitled to nominate pursuant to Section 2.2(a), CORE Designator shall have the right, at any time, to nominate such additional designees to which it is entitled, in which case, the Company and the Directors shall take all necessary corporation action, to the fullest extent permitted by applicable law (including with respect to fiduciary duties under Delaware law), to (x) enable CORE Designator to nominate and effect the election or appointment of such additional individuals, whether by increasing the size of the Board, or otherwise and (y) to designate such additional individuals nominated by CORE Designator to fill such newly created vacancies or to fill any other existing vacancies.

(c) In addition to the nomination rights set forth in Section 2.2(a) above, from the Effective Date, for so long as the CORE Investors Beneficially Own shares of Common Stock representing at least 5% of the Original Amount, CORE Designator shall have the right, but not the obligation, to designate a person (a “Non-Voting Observer”) to attend meetings of the Board (including any meetings of any committees thereof) in a non-voting observer capacity. Any such Non-Voting Observer shall be permitted to attend all meetings of the Board. CORE Designator shall have the right to remove and replace its Non-Voting Observer at any time and from time to time. The Company shall furnish to any Non-Voting Observer (i) notices of Board meetings no later than, and using the same form of communication as, notice of Board meetings are furnished to Directors and (ii) copies of any materials prepared for meetings of the Board that are furnished to the Directors no later than the time such materials are furnished to the Directors; provided, that (x) such Non-Voting Observer shall be required to execute or otherwise become subject to any codes of conduct or confidentiality agreements of the Company generally applicable to directors of the Company or as the Company reasonably requests and (y) the Company reserves the right to withhold any information and to exclude such Non-Voting Observer from any meeting or portion thereof to the extent access to such materials or attendance at such meeting would be reasonably likely to adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest; provided, further, that failure to deliver notice, or materials, to such Non-Voting Observer in connection with such Non-Voting Observer’s right to attend and/or review materials with respect to, any meeting of the Board shall not, by itself, impair the validity of any action taken by such Board at such meeting.

(d) The Company shall pay all reasonable out-of-pocket expenses incurred by the CORE Nominees and the Non-Voting Observer in connection with the performance of his or her duties as a Director or a Non-Voting Observer and in connection with his or her attendance at any meeting of the Board. In addition, as promptly as practicable following the request by any CORE Nominee who is serving as a Director, the Company shall enter into an indemnification agreement with such CORE Nominee in the form entered into with the other members of the Board.

(e) No reduction in the number of shares of Common Stock that the CORE Investors Beneficially Own shall shorten the term of any incumbent director who is serving as a CORE Nominee.

(f) In the event that any CORE Nominee shall cease to serve for any reason, CORE Designator shall be entitled, for so long as CORE Designator retains the right to nominate a CORE Nominee to fill the applicable vacant seat, to designate such person’s successor in accordance with this Agreement and the Board shall promptly fill the vacancy with such successor nominee; it being understood that any such designee shall serve the remainder of the term of the director whom such designee replaces.

(g) If a CORE Nominee is not appointed or elected to the Board because of such person’s death, disability, disqualification, withdrawal as a nominee or for other reason is unavailable or unable to serve on the Board, CORE Designator shall be entitled, for so long as CORE Designator retains the right to nominate a CORE Nominee to fill the applicable vacant seat, to designate promptly another nominee and the director position for which the original CORE Nominee was nominated shall not be filled pending such designation.

(h) So long as CORE Designator has the right to nominate CORE Nominees under Section 2.2(a) or any such CORE Nominee is serving on the Board, the Company shall use its reasonable best efforts to maintain in effect at all times directors and officers indemnity insurance coverage in an amount determined by the Board to be reasonable and customary, and the Company Charter and Amended and Restated Bylaws (each as may be further amended, supplemented or waived in accordance with its terms) shall at all times provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law. Upon the removal or resignation of any CORE Nominee as a Director for any reason, the Company shall use commercially reasonable efforts to take all actions reasonably necessary to extend such director’s official liability insurance coverage for a period of not less than six (6) years from any such event in respect or any act or omission occurring at or prior to such event.

(i) If the size of the Board is expanded, CORE Designator shall be entitled to nominate a number of CORE Nominees to fill the newly created vacancies such that the total number of CORE Nominees serving on the Board following such expansion will be equal to that number of CORE Nominees that CORE Designator would be entitled to nominate in accordance with Section 2.2(a) if such expansion occurred immediately prior to any meeting of the stockholders of the Company called with respect to the election of members of the Board, and the Board shall appoint such CORE Nominees to the Board.

(j) During such time as the Company is required by applicable law or the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted, or admitted to trading (the “Exchange”) listing standards to have a majority of the Board comprised of “independent directors” (subject in each case to any applicable phase-in periods), CORE Nominees shall include a number of persons that qualify as “independent directors” under applicable law and the Exchange listing standards such that, together with any other “independent directors” then serving on the Board that are not CORE Nominees, the Board is comprised of a majority of “independent directors.”

(k) At any time that CORE Designator shall have any nomination rights under Section 2.2, except as required by Law or the rules and regulations of the Exchange, the Company shall not take any action, including making or recommending any amendment to the Company Charter or the Company’s Amended and Restated Bylaws that could reasonably be expected to adversely affect CORE Designator’s rights, respectively, under this Agreement, in each case without the prior written consent of CORE Designator.

(l) Any CORE Nominee will be subject to the Company’s customary due diligence process, including its review of a completed questionnaire and a background check. Based on the foregoing, the Company may object to any CORE Nominee if (a) it does so in good faith and (b) such objection is based upon any of the following: (i) such CORE Nominee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (ii) such CORE Nominee was the subject of any order, judgment, or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such proposed director from, or otherwise limiting, the following activities: (A) engaging in any type of business practice; or (B) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws; (iii) such CORE Nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in clause (ii)(B), or to be associated with persons engaged in such activity; (iv) such CORE Nominee was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated; (v) such CORE Nominee was the subject of, or a party to any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal or state securities laws or regulations; or (vi) any other reason(s) that apply by reason of applicable Law, the rules and regulations of the Exchange or Company policy. In the event the Board reasonably finds the CORE Nominee to be unsuitable based upon one or more of the foregoing clauses (i) through (vi) and reasonably objects to the identified director, the CORE Designator shall be entitled to propose a different CORE Nominee to the Board within thirty (30) calendar days of the Company’s notice to the CORE Designator of its objection to the CORE Nominee and such replacement CORE Nominee shall be subject to the review process outlined above.

2.3 Company Obligations. The Company agrees to use its reasonable best efforts to ensure that prior to the date that the CORE Investors cease to Beneficially Own shares of Common Stock representing at least 5% of the total voting power of the then outstanding Common Stock, (i) each CORE Nominee is included in the Board’s slate of nominees to the stockholders (the “Board Slate”) for each election of directors; and (ii) each CORE Nominee is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board (each, a “Director Election Proxy Statement”), and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company or the Board with respect to the election of members of the Board. CORE Designator will promptly provide reporting to the Company after CORE Designator ceases to Beneficially Own shares of Common Stock representing at least 5% of the total voting power of the then outstanding Common Stock, such that Company is informed of when this obligation terminates. The calculation of the number of CORE Nominees that CORE Designator is entitled to nominate to the Board Slate for any election of directors shall be based on the percentage of the total voting power of the then outstanding Common Stock then Beneficially Owned by CORE (“CORE Voting Control”), as applicable, immediately prior to the mailing to shareholders of the Director Election Proxy Statement relating to such election (or, if earlier, the filing of the definitive Director Election Proxy Statement with the U.S. Securities and Exchange Commission). Unless CORE Designator notifies the Company otherwise prior to the mailing to stockholders of the Director Election Proxy Statement relating to an election of directors, the CORE Nominees for such election shall be presumed to be the same CORE Nominees currently serving on the Board, and no further action shall be required of CORE Designator for the Board to include such CORE Nominees on the Board’s Slate; provided, that, in the event CORE Designator is no longer entitled to nominate the full number of CORE Nominees then serving on the Board, CORE Designator shall provide advance written notice to the Company, of which currently serving CORE Nominee(s) shall be excluded from the Board Slate, and of any other changes to the list of CORE Nominees. If CORE Designator fails to provide such notice prior to the mailing to shareholders of the Director Election Proxy Statement relating to such election (or, if earlier, the filing of the definitive Director Election Proxy Statement with the U.S. Securities and Exchange Commission), a majority of the independent directors then serving on the Board shall determine which of the CORE Nominees of CORE Designator then serving on the Board will be included in the Board Slate.

2.4 Compensation. Except to the extent any CORE Designator may otherwise notify the Company with respect to such CORE Designator’s CORE Nominees, each CORE Nominee shall be entitled to compensation consistent with the Director compensation received by other Directors, including any fees and equity awards.

2.5 Other Rights of CORE Nominees. Except as provided in Section 2.3, each CORE Nominee serving on the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Company shall, to the maximum extent permitted by applicable Law, indemnify, exculpate, and reimburse fees and expenses of the CORE Nominees (including by entering into an indemnification agreement in a form substantially similar to the Company’s form director indemnification agreement) and provide the CORE Nominees with director and officer insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Company Charter or Amended and Restated Bylaws of the Company, applicable Law or otherwise.

2.6 Director Independence. Notwithstanding anything to the contrary herein, the parties hereto shall ensure the composition of the Board will continue to meet all requirements for a company listed on the New York Stock Exchange (or such other stock exchange on which the Class A Common Stock may be listed from time to time), including with respect to director independence.

ARTICLE III.

ADDITIONAL COVENANTS

3.1 Pledges or Transfers. Upon the request of any Investor that wishes to (x) pledge, charge, hypothecate or grant security interests in any or all of the shares of Common Stock or Fathom OpCo Units held by it, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit or (y) subject to Section 3.3, sell or transfer any or all of the shares of Common Stock or Fathom OpCo Units held by it, including to a third party investor, the Company agrees, subject to applicable Law, to cooperate with such Investor in taking any action (and, to the extent necessary, shall cause Fathom OpCo to take any action) reasonably necessary to consummate any such pledge, charge, hypothecation, grant or transfer, including without limitation, but subject to applicable Law, delivery of letter agreements to lenders in form and substance reasonably satisfactory to such lenders (which may include agreements by the Company in respect of the exercise of remedies by such lenders), instructing the transfer agent to transfer any such shares of Common Stock subject to the pledge, hypothecation or grant into the facilities of The Depository Trust Company without restricted legends and cooperating in diligence or other matters as may reasonably requested by any Investor in connection with a proposed transfer.

3.2 Reserved.

3.3 Lock-Up; Vesting; Transfer Restrictions and Requirements.

(a) Lock-Up. For the period beginning on the Closing Date and ending one hundred eighty (180) days thereafter (such applicable period, the “Existing Investor Lock-Up Period”), each Existing Investor agrees with the Company that it shall not, and shall cause any other holder of record of such Existing Investor’s Covered Shares not to, Transfer any of such Existing Investor’s Covered Shares.

(b) Vesting. Each Existing Investor and the Company agrees that, from and after the Closing, [                ] shares of Class A Common Stock issued to the CORE Investors shall be unvested and restricted and that such shares shall vest as follows: (i) one third ([                ]) of such shares (the “Tier 1 Earnout Shares”) shall vest automatically and cease to be subject to any restrictions hereunder as of immediately prior to the occurrence of a Tier 1 Earnout Vesting Event, (ii) one third ([                ]) of such shares (the “Tier 2 Earnout Shares”) shall vest automatically and cease to be subject to any restrictions hereunder as of immediately prior to the occurrence of a Tier 2 Earnout Vesting Event and (iii) one third ([                ]) of such shares (the “Tier 3 Earnout Shares” and, collectively with the Tier 1 Earnout Shares and Tier 2 Earnout Shares, the “Earnout Shares”) shall vest automatically and cease to be subject to any restrictions hereunder as of immediately prior to the occurrence of a Tier 3 Earnout Vesting Event; provided that, during the Existing Investor Lock-Up Period, Section 3.3(a) hereof shall apply with respect to all Earnout Shares.

(c) Forfeiture. To the extent that, on or prior to the fifth (5th) anniversary of the Closing Date, (i) a Tier 1 Earnout Vesting Event shall not have occurred, all outstanding Tier 1 Earnout Shares that shall not have been vested shall automatically be forfeited and surrendered to the Company for no consideration and any dividends or distributions previously declared in respect of such shares shall also be forfeited to the Company for no consideration, (ii) a Tier 2 Earnout Vesting Event shall not have occurred, all outstanding Tier 2 Earnout Shares that shall not have been vested shall automatically be forfeited and surrendered to the Company for no consideration and any dividends or distributions previously declared in respect of such shares shall also be forfeited to the Company for no consideration, and (iii) a Tier 3 Earnout Vesting Event shall not have occurred, all outstanding Tier 3 Earnout Shares that shall not have been vested shall automatically be forfeited and surrendered to the Company for no consideration and any dividends or distributions previously declared in respect of such shares shall also be forfeited to the Company for no consideration. Following such forfeiture, such Earnout Shares shall be canceled, no longer be outstanding and become void and of no further force and effect.

(d) Transfer Restrictions. Following termination of the Existing Investor Lock-Up Period, (i) unvested Earnout Shares shall not be Transferable and (ii) vested Earnout Shares shall be Transferable only to an Investor’s Permitted Transferees.

(e) Transfer Conditions. As a condition to any Transfer to a Permitted Transferee permitted by this Section 3.3, each Transferee must enter into a written agreement with the Company agreeing to be bound by the provisions contained in this Section 3.3. Any Transfer in violation of the provisions of this Section 3.3 shall be null and void ab initio and of no force or effect.

(f) Tax Treatment. The parties hereto intend that, for U.S. federal and all applicable state and local income tax purposes, the amount of any dividends declared with respect to the Earnout Shares not be reported as taxable income (on IRS Form 1099 or otherwise) to the holders thereof unless and until such dividends are paid in cash or in kind, as the case may be. The parties to this Agreement shall not take any position inconsistent with the intent set forth in this Section 3.3(f) except to the extent otherwise required by a law.

ARTICLE IV.

GENERAL PROVISIONS

4.1 Notices. Any notice, designation, request, request for consent or consent provided for in this Agreement shall be in writing and shall be either personally delivered, sent by email or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the Company’s records, or at such address or to the attention of such other Person as set forth on Schedule A hereto or as the recipient party has specified by prior written notice to the sending party. Notices and other such documents will be deemed to have been given or made hereunder when delivered personally or sent by email and one (1) Business Day after deposit with a reputable overnight courier service.

If to the Company:

Fathom Digital Manufacturing Corporation

1050 Walnut Ridge Dr.

Hartland, WI 53029

Attn: Chief Executive Officer

If to any of the Investors or any other Person who becomes party to this Agreement, to such Person’s address as set forth on Schedule A hereto (as may be updated from time to time by the Company upon written notice thereof in accordance with this Section 4.1).

4.2 Amendment; Waiver.

(a) The terms and provisions of this Agreement may be modified or amended only with the written approval of the Company and Investors holding a majority of the Voting Securities then held by all Investors in the aggregate; provided, however, that any modification or amendment (i) to Section 2.1, Section 2.2, Section 2.3 or this Section 4.2 shall also require the approval of the CORE Designator and (ii) that would adversely affect the rights of, or impose any additional obligations on, any of the Existing Investors hereunder shall also require the approval of each of the affected Existing Investors, as applicable. Notwithstanding the foregoing or anything to the contrary herein, any material modification or amendment to or waiver of Section 2.1, Section 2.2, Section 2.3, Section 2.4, Section 3.3 or this Section 4.2 (and in each case any related definitions hereunder), or to any of the other terms and provisions of this Agreement that provides the CORE Investors or any of their respective Affiliates or other Permitted Transferees with material additional rights or benefits in their capacity as a stockholder of the Company not contemplated by this Agreement as of the Closing Date or removes or waives transfer restrictions or enhances director nomination rights, shall in each case also require the approval of a majority of the independent directors then serving on the Board.

(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(d) Any party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to the Company.

4.3 Further Assurances. Subject to Section 10.01(f) of the Business Combination Agreement, the parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by applicable Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, any Investor being deprived of the rights contemplated by this Agreement.

4.4 Assignment; Affiliated Transferees.

(a) The rights and obligations hereunder shall not be assignable without the prior written consent of the other parties hereto; provided, however, that, upon written notice to the Company, CORE Designator may assign to any of the CORE Investors or any Affiliate of CORE Designator (other than a portfolio company) all of its rights hereunder and, following such assignment, such assignee shall be deemed to be “CORE Designator” for all purposes hereunder and, if not already a party to this Agreement, such assignee shall execute and deliver to the Company a joinder to this Agreement evidencing its agreement to become a party to and to be bound by all of the applicable provisions of this Agreement as a “CORE Designator” hereunder. This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns.

(b) Any Affiliated Transferee of an Investor who acquires Beneficial Ownership of any Equity Securities must concurrently with becoming an equityholder execute and deliver to the Company a counterparty copy of this Agreement or a joinder hereto agreeing to be bound by the terms and conditions of this Agreement on the same terms as the applicable Investor.

4.5 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third-party beneficiary hereto.

4.6 Governing Law. THIS AGREEMENT AND ITS ENFORCEMENT AND ANY CONTROVERSY ARISING OUT OF OR RELATING TO THE MAKING OR PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY IN THAT STATE, WITHOUT REGARD TO ANY LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OR CHOICE OF LAW OR OTHERWISE.

4.7 Jurisdiction; Waiver of Jury Trial. Each party hereto hereby (i) agrees that any action, directly or indirectly, arising out of, under or relating to this Agreement shall exclusively be brought in and shall exclusively be heard and determined by the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction, any federal court within the State of Delaware (and if both such courts decline to accept jurisdiction, any other state court located in the State of Delaware), and, in each case, any appellate court therefrom, and (ii) solely in connection with the action(s) contemplated by subsection (i) hereof, (A) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the courts identified in subsection (i) hereof, (B) irrevocably and unconditionally waives any objection to the laying of venue in any of the courts identified in clause (i) of this Section 4.7, (C) irrevocably and unconditionally waives and agrees not to plead or claim that any of the courts identified in such clause (i) is an inconvenient forum or does not have personal jurisdiction over any party hereto, (D) irrevocably and unconditionally agrees that it is not entitled to any immunity on the basis of sovereignty or otherwise (and waives and agrees not to claim any immunity or right to claim immunity from any such action or proceeding brought in any of the courts identified in clause (i) of this Section 4.7) and (E) agrees that mailing of process or other papers in connection with any such action in the manner provided in Section 4.1 hereof or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE

FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE SERVICES CONTEMPLATED HEREBY.

4.8 Specific Performance. Each party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other parties hereto would be irreparably harmed and could not be made whole by monetary damages. Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and agrees that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to seek specific performance of this Agreement without the posting of a bond.

4.9 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

4.10 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by law, and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

4.11 Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

4.12 Grant of Consent. Any consent or approval of, or designation by, or any other action of, an CORE Designator (in its capacity as such) hereunder shall be effective if notice of such consent, approval, designation or action is provided to the Company in accordance with Section 4.1 hereof by the applicable CORE Designator as of the latest date any such notice is so provided to the Company.

4.13 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), each of which shall be deemed an original, but all of which taken together shall constitute one agreement (or amendment, as applicable). The parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

4.14 Effectiveness. This Agreement shall become effective upon the Closing Date.

4.15 No Recourse. This Agreement may only be enforced against, and any claims or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, equityholder, agent, attorney or representative of any party hereto or any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, equityholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

4.16 Obligations are Several. For the avoidance of doubt, except as expressly provided in this Agreement, all obligations, representations, warranties, covenants and agreements of each party hereto contained in this Agreement are several and not joint.

4.17 Provisions Respecting Representation of Fathom. Each of the parties hereto hereby, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, recognizes that Winston & Strawn LLP (“Counsel”) has served and may serve as counsel to some or all of the CORE Investors, Fathom OpCo, CORE Fund I Blocker-5 LLC (“Fathom Blocker 1”) and CORE Fund I Blocker-2, LLC (“Fathom Blocker 2” and, together with Fathom Blocker 1, the “Fathom Blockers”), on the one hand, and the equityholders of the CORE Investors, Fathom Blocker 1 and Fathom Blocker 2 and their respective Affiliates (individually and collectively, the “Seller Group”), on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and agrees that, following consummation of the transactions contemplated hereby, Counsel (or any of their respective successors) may serve as counsel to any member of the Seller Group or any director, manager, member, partner, officer, employee or Affiliate of any member of the Seller Group, in connection with any Action (as defined in the Business Combination Agreement) or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of the Company, Fathom OpCo and/or any of their respective Subsidiaries, and each of the Parties (on its own behalf and on behalf of its Affiliates) hereby consents thereto and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to irrevocably waive any conflict of interest arising from such representation. The parties hereto agree to take the steps necessary to ensure that any privilege attaching as a result of Counsel representing the Company, Fathom OpCo and/or any of their respective Subsidiaries or any member of the Seller Group in connection with the transactions contemplated by this Agreement shall survive the Closing (as defined in the Business Combination Agreement) and shall remain in effect, provided that with respect to any Privileged Communications such privilege from and after the Closing shall be controlled by the Unitholder Representative (as defined in the Business Combination Agreement). As to any privileged attorney-client communications prior to the Closing between (x) Counsel and Fathom OpCo or Counsel and any of Fathom OpCo’s Subsidiaries, (y) Counsel and the Fathom Blockers or (z) Counsel and any equityholders of Fathom OpCo, Fathom Blocker 1 and Fathom Blocker 2 or their respective Affiliates, in each case in connection with the transactions contemplated by this Agreement prior to the Closing Date (collectively, the “Privileged Communications”), The Company, Fathom OpCo and each of their respective Subsidiaries, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing. In addition, if the mergers and the other transactions contemplated by the Business Combination Agreement are consummated, all Privileged Communications related to such transactions will become the property of the Unitholder Representative, and none of the Company, Fathom OpCo, any of their respective Subsidiaries or any of their respective Affiliates, Subsidiaries, successors or assigns shall take any action based on any copies of such records or intentionally access them, subject to the following sentence. In the event that the Company is legally required or requested by any Governmental Authority to access or obtain a copy of all or a portion of the Privileged Communications, the Company shall be entitled to access or obtain a copy of and disclose the Privileged Communications to the extent necessary to comply with any such legal requirement or request; provided that the Company shall promptly notify the Unitholder Representative so that the Unitholder Representative can seek a protective order, at its sole cost and expense (it being agreed that in no event shall any of the foregoing Persons be required to commence or pursue any litigation), and the Company agrees to use commercially reasonable efforts to assist therewith.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

COMPANY:

FATHOM DIGITAL MANUFACTURING CORPORATION

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

EXISTING INVESTORS:

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:
Name:
Title:

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

EXISTING INVESTORS (continued):

[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

SCHEDULE A

NOTICE ADDRESSES

(To come.)

SCHEDULE B

CLASSIFIED BOARD

(To come.)

EXHIBIT D

FINAL FORM

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [                 ], 2021, is made and entered into by and among:

(i) Fathom Digital Manufacturing Corporation, a Delaware corporation formerly known as Altimar Acquisition Corp. II, a Cayman Islands limited exempt company prior to the consummation of the Transactions (as defined below) (such Delaware corporation following the consummation of the Transactions, the “Company”);

(ii) Altimar Sponsor II LLC, a Delaware limited liability company (“Sponsor”) and certain other equityholders of the Company as set forth on Schedule A hereto (together with their successors and permitted assigns, the “Sponsor Investors”); and

(iii) certain direct and indirect equityholders of Fathom Holdco, LLC, a Delaware limited liability company (“Fathom OpCo”), as set forth on Schedule B hereto (collectively, the “Existing Investors” and, together with the Sponsor Investors and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, an “Investor” and collectively the “Investors”).

RECITALS

WHEREAS, Altimar Acquisition Corp. II (“Altimar”) and Sponsor, are party to that certain Registration and Shareholder Rights Agreement, dated as of February 4, 2021, with each of the other individuals party thereto (the “Original RRA”);

WHEREAS, the Company and Fathom OpCo, are party to that certain Business Combination Agreement, dated as of July 15, 2021(as it may be amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, following the consummation of the Transactions, Altimar will be renamed “Fathom Digital Manufacturing Corporation”; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Company and the Investors desire to enter into this Agreement, pursuant to which the Company shall grant the Investors certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Altimar” shall have the meaning given in the recitals hereto.

“Agreement” shall have the meaning given in the Preamble hereto.

“Board” means the board of directors of the Company.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Class A Common Stock” shall mean the Class A common stock of the Company, par value $0.0001 per share.

“Class A Units” means the Class A Units of limited liability company interest in Fathom OpCo (other than any such interests owned, directly or indirectly, by the Company or any of its subsidiaries).

“Class B Common Stock” shall mean the Class B Common Stock of the Company, par value $0.0001 per share.

“Closing” shall have the meaning given in the Business Combination Agreement.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall mean the Class A Common Stock and the Class B Common Stock.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“CORE Investor” shall mean any Investor comprising (i) CORE Industrial Partners Fund I, L.P., (ii) CORE Industrial Partners Fund I Parallel, L.P. and (iii) their respective Affiliates and the successors and permitted assigns and transferees of such entities and their respective Affiliates.

“Demanding Investor” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Investors” shall have the meaning given in the Preamble hereto.

“FINRA” the Financial Industry Regulatory Authority Inc.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Investor Information” shall have the meaning given in Section 4.1.2.

“Investors” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Investor Rights Agreement” shall mean the Investor Rights Agreement, dated as of the date hereof, by and among the Company and the other parties thereto, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Lock-Up Period” shall mean, with respect to the Sponsor Investors, the Sponsor Lock-Up Period (as defined in the Investor Rights Agreement), and, with respect to the Existing Investors, the Existing Investor Lock-Up Period (as defined in the Investor Rights Agreement).

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom an Investor of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lock-Up Period pursuant to the Investor Rights Agreement.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Class A Common Stock held by an Investor immediately following the Closing (including shares of Common Stock issuable pursuant to the Business Combination Agreement, upon the redemption of the Class B Common Stock and upon the exchange of Class A

Units), (b) any warrants or any shares of Common Stock that may be acquired by Investors upon the exercise of a warrant or other right to acquire Common Stock held by an Investor immediately following the Closing, (c) any shares of Common Stock or warrants to purchase shares of Common Stock (including any shares of Common Stock issued or issuable upon the exercise of any such warrant) of the Company otherwise acquired or owned by an Investor following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Investor; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Investors in an Underwritten Offering.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Investors” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Investors” shall have the meaning given in the Preamble,

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Transactions” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall file within 30 days of the Closing Date, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S¬3 (the “Form S-3 Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Investor named therein. The

Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3 and, in any event, within 10 days following such date.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Investor named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 Additional Registerable Securities. In the event that any Investor holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a CORE Investor or any Sponsor Investor, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof.

2.1.4 Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, any CORE Investor or any Sponsor Investor (any of such Investors being, in such case, a “Demanding Investor”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Investor with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Demanding Investor initiating the request shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 2.1.4 and this Agreement, there shall be no limit to the number of Underwritten Shelf Takedowns that may be requested by any Demanding Investor. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Investors and the Investors requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Investors”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Investors and the Requesting Investors (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities the following: (i) first, the Registrable Securities of the Demanding Investors and the Requesting Investors (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Investor and Requesting Investor (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Investors and Requesting Investors have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities, (ii) second, to the extent that the Maximum Number of Securities has not been reached under Section 2.1.5(i), the Common Stock or other equity securities that Company desires to sell, which can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent that the Maximum Number of Securities has not been reached under Section 2.1.5(i) and 2.1.5 (ii), the Common Stock or other equity securities of any other Investor or any other person that Company is obligated to include in such Underwritten Offering pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Investor to the nearest 100 shares. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Investors accept the terms of the underwriting as agreed upon between the Company and its Underwriters.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Investors initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any Core Investor or a Sponsor Investor may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by such Investors or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall not constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Investors that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Investor proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf

Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company or, (iv) for a dividend reinvestment plan or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Investors of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Investors of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Investors may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Investors pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Investor’s Registrable Securities in a Piggyback Registration shall be subject to such Investor’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Investors of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Investors of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Investors exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Investor has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Investors have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration or registered offering is pursuant to a request by persons or entities other than the Investors of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Investors of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Investors exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Investor has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Investors have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(c) If the Registration or registered offering is pursuant to a request by Investor(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Investor of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade), each Investor is given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Investor agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Investors).

2.4 Block Trades.

2.4.1 Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Investor wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) $50 million or (y) all remaining Registrable Securities held by the Demanding Investor, then notwithstanding the time periods provided for in Section 2.1.4, such Demanding Investor need only to notify the Company of the Block Trade at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided that the Demanding Investors representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use reasonable best efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Investors initiating such Block Trade shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade initiated by a Demanding Investor pursuant to this Agreement.

2.4.4 The Demanding Investor initiating a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable, nationally recognized investment banks).

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Investor or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Investors of Registrable Securities included in such Registration, and such Investors’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Investors of Registrable Securities included in such Registration or the legal counsel for any such Investors may request in order to facilitate the disposition of the Registrable Securities owned by such Investors;

3.1.4 prior to any public offering of Registrable Securities (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Investors of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Investors that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Investors of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Investors at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Investors, the Underwriters, if any, and any attorney or accountant retained by such Investors or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Investors;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Investors, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Investors, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Investors;

3.1.13 in the event of any Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter, sales agent or placement agent of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50 million with respect to an Underwritten Offering pursuant to Section 2.1.4, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investors, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Investors that the Investors shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Investors.

3.3 Requirements for Participation in Registration Statement Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Investor does not provide the Company with its requested Investor Information, the Company may exclude such Investor’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Investor continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of an Investor’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Investors shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Investors, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Investors agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.

3.4.3 (a) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Investors have requested an Underwritten Shelf Takedown and the Company and such Investors are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Investors, delay any other registered offering pursuant to Section 2.1.4 or 2.4. Notwithstanding anything to the contrary contained in this Agreement and except for the obligations set forth in Section 2.1.1 and Section 2.2.2, no Registration shall be effected or permitted, no Registration Statement shall become effective, and no notice shall be refused to be delivered with respect to any Registrable Securities held by any Investor, until after the expiration of the Lock-Up Period applicable to the securities.

3.5 Reporting Obligations. As long as any Investor shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Investors with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Investors pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Investor may reasonably request, all to the extent required from time to time to enable such Investor to sell shares of Common Stock held by such Investor without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Investor, the Company shall deliver to such Investor a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Investor of Registrable Securities, its officers, directors and agents and each person who controls such Investor (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Investor expressly for use therein.

4.1.2 In connection with any Registration Statement in which an Investor of Registrable Securities is participating, such Investor shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Investor Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Investor expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Investors of Registrable Securities, and the liability of each such Investor of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Securities pursuant to such Registration Statement. The Investors of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Investor of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Investor’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Investor under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Investor in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows. Any notice or communication under this Agreement must be addressed, if to the Company; [                ], and if to any Investor, at such Investor’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third-Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 An Investor may assign or delegate such Investor’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer and such person agrees to become bound by the terms and provisions of this Agreement.

5.2.3 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

5.2.4 Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 5.2.4 shall be null and void, ab initio.

5.2.5 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.3 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.4 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

5.5 Jurisdiction; Waiver of Jury Trial.

5.5.1 Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 5.5.1.

5.5.2 EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Investors of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be materially adverse to the rights or obligations hereunder of any Investor that owns at least five percent (5.0%) of the Registrable Securities, the prior written consent of such Investor shall also be required; provided further that in the event any such waiver, amendment or modification would be (i) materially adverse to the rights or obligations hereunder of any Investor in a manner disproportionate to the other Investors or (ii) materially adverse to the rights and obligations personal to an Investor or specifically refer to such Investor by name, the prior written consent of such Investor shall also be required. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Investors with respect to any shares or securities of Altimar or Fathom OpCo granted under any other agreement, including, but not limited to, the Original RRA, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.8 Term. This Agreement shall terminate with respect to any Investor on the date that such Investor no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Investor Information. Each Investor agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Investor in order for the Company to make determinations hereunder.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

FATHOM DIGITAL MANUFACTURING CORPORATION

By:
Name:
Title:

EXISTING INVESTORS:

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:
Name:
Title:

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

EXISTING INVESTORS (continued):

[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

SPONSOR INVESTORS:

[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

SCHEDULE A

Sponsor Equityholders

Altimar Sponsor II, LLC

Kevin L. Beebe

Payne D. Brown

Richard M. Jelinek

Roma Khanna

Michael Rubenstein

Vijay K. Sondhi

Michael Vorhaus

SCHEDULE B

(To come.)

EXHIBIT E

FINAL FORM

TAX RECEIVABLE AGREEMENT

by and among

FATHOM DIGITAL MANUFACTURING CORPORATION,

FATHOM HOLDCO, LLC,

the several EXCHANGE TRA PARTIES (as defined herein),

the several BLOCKER TRA PARTIES (as defined herein),

and

OTHER PERSONS FROM TIME TO TIME PARTY HERETO

Dated as of [[●]], 2021

Annexes and Exhibits

Annex A	—	Exchange TRA Parties
Annex B	—	Blocker TRA Parties
Exhibit A	—	Form of Joinder Agreement[1]

[1]	Form of Joinder Agreement to come.

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Agreement”), dated [[●]], 2021, is hereby entered into by and among Fathom Digital Manufacturing Corporation, a Delaware corporation (the “Corporation”), Fathom Holdco, LLC, a Delaware limited liability company (the “Company”), each of the Exchange TRA Parties from time to time party hereto, each of the Blocker TRA Parties from time to time party hereto, and CORE Industrial Partners Management LP, in its capacity as TRA Party Representative. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in Section 1. 1.

RECITALS

WHEREAS, certain of the Blocker TRA Parties were previously direct or indirect owners of the Blockers, and as a result of their previous ownership of the Blockers, the Blocker TRA Parties previously indirectly held interests in the Company through the Blockers;

WHEREAS, the Exchange TRA Parties hold (or prior to an Exchange will hold) Company Units;

WHEREAS, the Company is classified as a partnership for U.S. federal income tax purposes;

WHEREAS, each Blocker was, prior to merging with and into the Corporation pursuant to the Business Combination, classified as a corporation for United States federal income tax purposes;

WHEREAS, the Corporation, the Company, the Blockers, the Blocker Merger Subs and the Company Merger Sub entered into that certain Business Combination Agreement, dated as of July 15, 2021 (the “Business Combination Agreement”), pursuant to which, among other things (a) (i) Blocker Merger Sub 1 merged with and into Blocker 1, with Blocker 1 surviving, (ii) Blocker Merger Sub 2 merged with and into Blocker 2, with Blocker 2 surviving, and (iii) Blocker Merger Sub 3 merged with and into Blocker 3, with Blocker 3 surviving, (b) each Blocker subsequently merged with and into the Corporation, with the Corporation surviving, and (c) the Company Merger Sub merged with and into the Company, with the Company surviving as a Subsidiary of the Corporation (the “Business Combination”);

WHEREAS, as a result of or in connection with the Business Combination, the Corporation may be entitled to utilize (or otherwise be entitled to the benefits arising out of) the Blocker Pre-BCA Covered Tax Assets;

WHEREAS, on and after the date hereof, pursuant to, and subject to the provisions of, the Company LLC Agreement, each Exchange TRA Party has the right from time to time to require the Company to redeem (a “Redemption”) all or a portion of such TRA Party’s Company Units for shares of Class A Common Stock, which Redemption may be effected by the Corporation effecting a direct exchange (a “Direct Exchange”) of shares of Class A Common Stock for such Company Units, and as a result of such Redemptions or Direct Exchanges the Corporation may be entitled to utilize (or otherwise be entitled to the benefits arising out of) the Exchange Covered Tax Assets;

WHEREAS, the income, gain, loss, expense, deduction and other Tax items of the Corporation may be affected by the Blocker Pre-BCA Covered Tax Assets and the Exchange Covered Tax Assets;

WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the effects of the Blocker Pre-BCA Covered Tax Assets and the Exchange Covered Tax Assets;

NOW, THEREFORE, in connection with the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1. Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both (i) the singular and plural and (ii) the active and passive forms of the terms defined).

“Actual Tax Liability” means, with respect to any Taxable Year, the actual liability for Taxes of (a) the Corporation and (b) without duplication, the Company, but in the case of this clause (b) only with respect to Taxes imposed on the Company and allocable to the Corporation (as reasonably determined by the Corporation); provided, that the actual liability for Taxes described in clauses (a) and (b) shall be calculated (i) using the Assumed State and Local Tax Rate, solely for purposes of calculating the state and local Actual Tax Liability of the Corporation and the Company, and (ii) assuming, solely for purposes of calculating the liability for U.S. federal income Taxes, in order to prevent double counting, that state and local income and franchise Taxes are not deductible by the Corporation for U.S. federal income Tax purposes.

“Advance Payment” is defined in Section 3.1(b) of this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means a per annum rate of LIBOR plus 100 basis points.

“Agreement” is defined in the preamble.

“Amended Schedule” is defined in Section 2.3(b) of this Agreement.

“Assumed State and Local Tax Rate” means the tax rate equal to the sum of the product of (x) the Corporation’s income and franchise Tax apportionment rate(s) for each state and local jurisdiction in which the Corporation or the Company (or any of their Subsidiaries that are treated as partnerships or disregarded entities for U.S. federal or applicable state or local tax purposes) files income or franchise Tax Returns for the relevant Taxable Year and (y) the highest corporate income and franchise Tax rate(s) for each such state and local jurisdiction in which the Corporation, the Company, or such applicable Subsidiaries file income or franchise Tax Returns for each relevant Taxable Year; provided, that solely in respect of the Corporation, to the extent that state and local income and franchise Taxes are deductible for U.S. federal income tax purposes by the Corporation for the relevant Taxable Year, the Assumed State and Local Tax Rate calculated pursuant to the foregoing shall be reduced by the assumed federal income Tax benefit received by the Corporation with respect to state and local jurisdiction income and franchise Taxes (with such benefit calculated as the product of (a) the Corporation’s marginal U.S. federal income tax rate for the relevant Taxable Year and (b) the Assumed State and Local Tax Rate (without regard to this proviso)).

“Attributable” is defined in Section 3.1(b) of this Agreement.

“Attribute Schedule” is defined in Section 2.1 of this Agreement.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy.”

“BCA Basis” means the Tax basis in the Reference Assets that are amortizable under Section 197 of the Code or that are otherwise reported as amortizable on IRS Form 4562 for U.S. federal income Tax purposes to the extent depreciation or amortization with respect to such basis will be allocable to the Corporation (including, for the avoidance of doubt, as a result of Section 704(c) of the Code) as a result of any cash payments made to the Company in exchange for Company Units pursuant to the Business Combination. For the avoidance of doubt, BCA Basis shall not include Blocker Party Basis Adjustments or Exchange Party Basis Adjustments. BCA Basis shall be attributable to each Blocker TRA Party and Exchange TRA Party in amounts determined by the Corporation in good faith taking into account each Blocker TRA Party’s and each Exchange TRA Party’s relative ownership of the Company immediately prior to the Business Combination.

“Blocker 1” means CORE Fund I Blocker-5 LLC, a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

“Blocker 2” means CORE Fund I Blocker-2 LLC, a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

“Blocker 3” means SG (MCT) Blocker, LLC, a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

“Blocker Merger Sub 1” means Rapid Blocker 1 Merger Sub, LLC, a Delaware limited liability company.

“Blocker Merger Sub 2” means Rapid Blocker 2 Merger Sub, LLC, a Delaware limited liability company.

“Blocker Merger Sub 3” means Rapid Blocker 3 Merger Sub, LLC, a Delaware limited liability company.

“Blocker Merger Subs” means, collectively, Blocker Merger Sub 1, Blocker Merger Sub 2 and Blocker Merger Sub 3.

“Blocker Party Basis Adjustment” means the increase or decrease to the tax basis of, or the Corporation’s share of, the tax basis of the Reference Assets under Section 734(b), 743(b) and 754 of the Code and, in each case, the comparable sections of U.S. state and local tax law, in each case, as a result of the application of Section 362(b) of the Code, to the extent applicable, with respect to any cash payments made to the Blocker TRA Parties as part of the Business Combination and any payments made under this Agreement; provided, that any Tax basis included in BCA Basis shall be excluded from the determination of the Blocker Party Basis Adjustment.

“Blocker Pre-BCA Covered Tax Assets” means, with respect to a Blocker TRA Party, in each case, without duplication:

(i)

any net operating loss, capital loss, disallowed interest expense under Section 163(j) of the Code, or tax credit of any Blocker that has accrued or otherwise relates to taxable periods (or portions thereof) beginning prior to the Closing Date (including, for the avoidance of doubt, any transaction tax deductions to the extent resulting in a net operating loss), provided, that, in the case of a taxable period of a Blocker beginning on or prior to the Closing Date and ending after the Closing Date (a “Blocker Straddle Period”), the attributes of such Blocker that are treated as accruing or otherwise relating to a taxable period (or portion thereof) beginning prior to the Closing Date shall for purposes of this Agreement be calculated based on an interim closing of the books as of the close of the Closing Date (and for such purpose, the taxable period of any partnership or other passthrough entity in which such Blocker owns a beneficial interest shall be deemed to terminate at such time), except that the amount of exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, with respect to such Blocker Straddle Period for property placed into service prior to the Closing Date shall be treated as apportioned on a daily basis;

(ii)	BCA Basis attributable to a Blocker TRA Party;

(iii)	Blocker Party Basis Adjustments; and

(iv)	Imputed Interest reasonably determined to be allocable to payments pursuant to this Agreement arising from the items described in clause (i), (ii) and (iii) of this definition.

For the avoidance of doubt, Blocker Pre-BCA Covered Tax Assets shall include any carryforwards, carrybacks or similar attributes that are attributable to the Tax items described in clauses (i)-(iii).

“Blocker Straddle Period” is defined in the definition of “Blocker Pre-BCA Covered Tax Assets.”

“Blocker TRA Parties” means the Persons listed in Annex B.

“Blockers” means, collectively, Blocker 1, Blocker 2 and Blocker 3.

“Board” means the board of directors of the Corporation.

“Business Combination” has the meaning set forth in the Recitals.

“Business Combination Agreement” has the meaning set forth in the Recitals.

“Business Day” has the meaning set forth in the Business Combination Agreement.

“Change of Control” means the occurrence of any of the following events or series of related events after the date hereof:

(i)

any Person, or group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act (as defined in the Company LLC Agreement), or any successor provisions thereto, is or becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing more than 50% of the combined voting power of the Corporation’s then-outstanding voting securities (other than a group formed pursuant to the Investor Rights Agreement);

(ii)

there is consummated a merger, consolidation or similar business transaction involving the Corporation with any other Person or Persons, and, either (a) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof, or (b) immediately after the consummation of such transaction, the voting securities of the Corporation immediately prior to such transaction do not continue to represent or are not converted into more than 50% of the combined voting power of the then- outstanding voting securities of the Person resulting from such transaction or, if the surviving company is a subsidiary, the ultimate parent thereof; or

(iii)

the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Corporation of all or substantially all of the Corporation’s assets (including a sale of assets of the Company), other than such sale or other disposition by the Corporation of all or substantially all of the Corporation’s assets to an entity at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Corporation in substantially the same proportions as their ownership of the Corporation immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (iii) above, a “Change of Control” shall not be deemed to have occurred (x) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the ultimate beneficial owners of the Class A Common Stock and Class B Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares or equity of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions or (y) by virtue of the consummation of any transaction or series of transactions, immediately following which, the Corporation and one or more other entities (the “Other Constituent Companies”) shall have become separate wholly-owned Subsidiaries of a holding company, and the ultimate beneficial owners of the Class A Common Stock and Class B Common Stock immediately prior to such transaction or series of transactions, together with the ultimate beneficial owners of the outstanding equity interests in the Other Constituent Companies immediately prior to such transaction or series of transactions, shall have become the equityholders of the new holding company in exchange for their respective equity interests in the Corporation and the Other Constituent Companies, and such transaction or transactions would not otherwise constitute a “Change of Control” assuming references to the Corporation are references to such holding company.

“Class A Common Stock” means Class A common stock, $0.001 par value per share, of the Corporation.

“Class B Common Stock” means Class B common stock, $0.001 par value per share, of the Corporation.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” is defined in the preamble to this Agreement.

“Company LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of the date hereof, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Company Merger Sub” means Rapid Merger Sub, LLC, a Delaware limited liability company.

“Company Units” has the meaning given to the term “Class A Units” in the Company LLC Agreement.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or other agreement.

“Corporation” is defined in the preamble to this Agreement.

“Cumulative Net Realized Tax Benefit” as of the end of a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation (excluding, for the avoidance of doubt, the Taxable Years of the Blockers ending on the Closing Date), up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments of the Corporation for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination.

“Default Rate” means a per annum rate of LIBOR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of law, as applicable, or any other event that finally and conclusively establishes the amount of any liability for tax and shall also include the acquiescence of the Corporation to the amount of any assessed liability for Tax.

“Direct Exchange” is defined in the recitals to this agreement.

“Early Termination Agreed Rate” means LIBOR plus 100 basis points.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” is defined in Section 4.2 of this Agreement.

“Early Termination Notice” is defined in Section 4.2 of this Agreement.

“Early Termination Payment” is defined in Section 4.3(b) of this Agreement.

“Early Termination Rate” means the lesser of (i) 6.50% per annum, compounded annually, and (ii) the Early Termination Agreed Rate.

“Early Termination Schedule” is defined in Section 4.2 of this Agreement.

“Exchange” means any Direct Exchange or Redemption or taxable purchase (as determined for U.S. federal income tax purposes) of Company Units by the Corporation from an Exchange TRA Party.

“Exchange Basis” means the Tax basis of the Reference Assets that are amortizable under Section 197 of the Code or that are otherwise reported as amortizable on IRS Form 4562 for U.S. federal income Tax purposes associated with the Company Units transferred upon an Exchange, determined as of the time immediately prior to the Business Combination; provided, that any Tax basis included in BCA Basis shall be excluded from the determination of the Exchange Basis.

“Exchange Covered Tax Assets” means, with respect to an Exchange TRA Party, in each case, without duplication:

(i)	BCA Basis attributable to an Exchange TRA Party and Exchange Basis;

(ii)	Exchange Party Basis Adjustments; and

(iii)	Imputed Interest reasonably determined to be allocable to payments pursuant to this Agreement arising from the items described in clause (i) and (ii) of this definition.

For the avoidance of doubt, Exchange Covered Tax Assets shall include any carryforwards or similar attributes that are attributable to the Tax items described in clauses (i) through (iii).

“Exchange Party Basis Adjustment” means the increase or decrease to the tax basis of, or the Corporation’s share of, the tax basis of the Reference Assets (i) under Section 734(b), 743(b) and 754 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, following an Exchange, the Company remains a partnership for U.S. federal income tax purposes) and (ii) under Sections 732, 734(b) and 1012 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, as a result of one or more Exchanges, the Company becomes an entity that is disregarded as separate from its owner for U.S. federal income tax purposes), in each case, as a result of any Exchange, the cash payments made to the Exchange TRA Parties as part of the Business Combination and any payments made under this Agreement; provided, that any Tax basis included in BCA Basis or Exchange Basis shall be excluded from the determination of the Exchange Party Basis Adjustment. Notwithstanding any other provision of this Agreement, the amount of any Exchange Party Basis Adjustment resulting from an Exchange of one or more Company Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Exchange TRA Parties” means the Persons listed on Annex A.2

[2]	Note to Draft: To include non-Blocker TRA parties.

“Expert” is defined in Section 6.2 of this Agreement.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the liability for Taxes of (a) the Corporation and (b) without duplication, the Company, but in the case of this clause (b) only with respect to Taxes imposed on the Company and allocable to the Corporation, in each case using the same methods, elections, conventions, and practices used on the relevant Corporation Tax Return; provided, that the liability for Taxes described in clauses (a) and (b) shall be calculated (i) without taking into account the Blocker Pre-BCA Covered Tax Assets or the Exchange Covered Tax Assets, (ii) using the Assumed State and Local Tax Rate, solely for purposes of calculating the state and local hypothetical tax liability of the Corporation and the Company, and (iii) assuming, solely for purposes of calculating the liability for U.S. federal income Taxes, in order to prevent double counting, that state and local income and franchise Taxes are not deductible by the Corporation for U.S. federal income Tax purposes.

“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under the provisions of the Code with respect to the Corporation’s payment obligations in respect of such TRA Party under this Agreement.

“Independent Directors” means the members of the Board other than members of the Board that have been appointed or designated by a TRA Party or its Affiliates.

“Interest Amount” is defined in Section 3.1(b) of this Agreement.

“Interest Sale” is defined in Section 5.2(c) of this Agreement.

“Investor Rights Agreement” means the Investor Rights Agreement, dated as of the date hereof, by and among the Corporation and the other persons party thereto or that may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“LIBOR” means during any period, an interest rate per annum equal to the one-year LIBOR which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by the Corporation and approved by the TRA Party Representative (such approval not to be unreasonably withheld, conditioned or delayed) as an authorized information vendor for the purpose of displaying rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternate Source”), at approximately 11:00 a.m., London time, two (2) Business Days prior to the first day of such period as the one-year London interbank offered rate for U.S. dollars having a borrowing date and a maturity comparable to such period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any Alternate Source, a comparable replacement rate determined by the Corporation at such time and approved by the TRA Party Representative (such approval not to be unreasonably withheld, conditioned or delayed)); provided, that at no time shall LIBOR be less than 0%. If the Corporation has made the determination (such determination to be conclusive absent manifest error) that LIBOR is no longer a widely recognized benchmark rate for newly originated loans in the U.S. loan market in U.S. dollars, then the Corporation shall, subject to the prior written consent of the TRA Party Representative, which consent shall not be unreasonably withheld, conditioned or delayed, establish a replacement interest rate (the “Replacement Rate”), after giving due consideration to any evolving or then prevailing conventions for similar loans in the U.S. loan market in U.S. dollars for such alternative benchmark, and including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then prevailing convention for similar loans in the U.S. loan market in U.S. dollars for such benchmark, which adjustment, method for calculating such adjustment and benchmark shall be published on an information service as selected from time to time by the Corporation. The Replacement Rate shall, subject to the next two sentences, replace LIBOR for all purposes under this Agreement. In connection with the establishment and application of the Replacement Rate, this Agreement shall be amended, with the consent of the Corporation and the Company, as necessary or appropriate, in the reasonable judgment of the Corporation, to replace the definition of LIBOR and otherwise to effect the provisions of this definition. The Replacement Rate shall be applied in a manner consistent with market practice; provided that, in each case, if the Corporation determines that such market practice is not administratively feasible for the Corporation, such Replacement Rate shall be applied as otherwise reasonably determined by the Corporation.

“Market Value” means as of an Early Termination Date, the price for a share of Class A Common Stock (or any class of stock into which it has been converted) on a national securities exchange, as reported on bloomberg.com or such other reliable source as determined by the Managing Member (as defined in the Company LLC Agreement) in good faith, at the close of trading on the last full Trading Day (as defined in the Company LLC Agreement) immediately prior to such Early Termination Date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock. In the event the shares of Class A Common Stock are not publicly traded as of such Early Termination Date, then the Managing Member (as defined in the Company LLC Agreement) shall determine the Market Value in good faith.

“Maximum Rate” is defined in Section 7.11 of this Agreement.

“Member” has the meaning set forth in the Company LLC Agreement.

“Net Tax Benefit” is defined in Section 3.1(b) of this Agreement.

“Objection Notice” is defined in Section 2.3(a) of this Agreement.

“Permitted Transfer” has the meaning set forth in the Company LLC Agreement.

“Permitted Transferee” has the meaning set forth in the Company LLC Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer of one or more Company Units (including upon the death of a Member) (i) that occurs after the Business Combination but prior to a Redemption or Direct Exchange or other Exchange of such Units and (ii) to which Section 743(b) of the Code applies (other than such a transfer giving rise to basis adjustments described under Section 1.743- 1(h) of the Treasury Regulations).

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit until there has been a Determination.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reconciliation Dispute” is defined in Section 6.2 of this Agreement.

“Reconciliation Procedures” is defined in Section 2.3(a) of this Agreement.

“Redemption” has the meaning in the recitals to this Agreement.

“Reference Asset” means any tangible or intangible asset of the Company and any asset held by any entities in which the Company owns a direct or indirect equity interest that are treated as a partnership or disregarded entity for U.S. federal income Tax purposes (but only to the extent such entities are held only through other entities treated as partnerships or disregarded entities) for purposes of the applicable Tax, as of the relevant date. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Schedule” means any of the following: (i) an Attribute Schedule, (ii) a Tax Benefit Schedule, or (iii) the Early Termination Schedule and, in each case, any amendments thereto.

“Senior Obligations” is defined in Section 5.1 of this Agreement.

“Subsidiary” means, with respect to any Person and as of the date of any determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests, or the sole general partner interest, or managing member or similar interest, of such Person.

“Tax Benefit Payment” is defined in Section 3.1(b) of this Agreement.

“Tax Benefit Schedule” is defined in Section 2.2(a) of this Agreement.

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporation under the Code or comparable sections of U.S. state or local tax law, as applicable (which, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), after the Closing Date.

“Taxes” means any and all United States federal, state, or local taxes, assessments or other charges that are based on or measured with respect to net income or profits (including alternative minimum taxes and any franchise taxes imposed in lieu of an income tax), including, in each case, any related interest, penalties or additions to tax.

“Taxing Authority” means any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“TRA Parties” means (i) the Blocker TRA Parties and (ii) the Exchange TRA Parties.

“TRA Party Representative” means, initially, CORE Industrial Partners Management LP, and thereafter, that TRA Party or committee of TRA Parties determined from time to time by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments hereunder if all Exchange TRA Parties had fully Exchanged their Company Units for Class A Common Stock or other consideration and the Corporation had exercised its right of early termination on the date of the most recent Exchange.

“Treasury Regulations” means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“U.S.” means the United States of America.

“Valuation Assumptions” means, as of an Early Termination Date, the assumptions that:

(i)

in each Taxable Year ending on or after such Early Termination Date, the Corporation will have taxable income sufficient to fully use the Blocker Pre-BCA Covered Tax Assets and the Exchange Covered Tax Assets (other than any such Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets that constitute or have resulted in net operating losses, disallowed interest expense carryforwards, or credit carryforwards or carryovers (determined as of the Early Termination Date), which shall be governed by paragraph (iv) below) during such Taxable Year or future Taxable Years in which such deductions or other attributes would become available;

(ii)

the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code as in effect on the Early Termination Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(iii)

all taxable income of the Corporation will be subject to the maximum applicable Tax rate for U.S. federal income Tax purposes throughout the relevant period, and the Tax rate for U.S. state and local income Taxes shall be the Assumed State and Local Tax Rate as in effect for the Taxable Year of the Early Termination Date;

(iv)

any net operating loss, excess interest deduction, or credit carryovers or carrybacks (or similar items with respect to carryovers or carrybacks) generated by any Blocker Pre-BCA Covered Tax Asset or Exchange Covered Tax Asset and available as of the Early Termination Date will be used by the Corporation on a pro rata basis from the Early Termination Date through (A) the scheduled expiration date of such loss carryovers or (B) if there is no such scheduled expiration, then the five-year anniversary of the date of the Early Termination Schedule;

(v)

any non-amortizable, non-depreciable assets (including the stock in any Subsidiary treated as a corporation for Tax purposes) will be disposed of in a fully taxable transaction for an amount sufficient to fully utilize the adjusted basis for such assets, including any adjustments attributable to such assets under Sections 734 and 743 of the Code (and, in each case, the comparable sections of U.S. state and local Tax law), and for the avoidance of doubt including Exchange Party Basis Adjustments and Blocker Party Basis Adjustments, on the fifteenth anniversary of the later of (i) the applicable Exchange giving rise to an Exchange Party Basis Adjustment with respect to such assets and (ii) the Early Termination Date; provided, that in the event of a Change of Control that includes the sale of such asset (or the sale of equity interests in a partnership or disregarded entity for U.S. federal income tax purposes that directly or indirectly owns such asset), such non- amortizable, non-depreciable assets shall be disposed of at the time of the direct or indirect sale of the relevant asset in such Change of Control (if earlier than such fifteenth anniversary) for such price;

(vi)

if, on the Early Termination Date, any Exchange TRA Party has Company Units that have not been Exchanged, then such Company Units shall be deemed to be Exchanged for the Market Value that would be received by such Exchange TRA Party if such Units had been Exchanged on the Early Termination Date, and such Exchange TRA Party shall be deemed to receive the amount of cash such Exchange TRA Party would have been entitled to pursuant to Section 4.3(a) had such Company Units actually been Exchanged on the Early Termination Date; and

(vii)	any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed excluding any extensions.

Section 1.2 Rules of Construction. Unless otherwise specified herein:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) For purposes of interpretation of this Agreement:

(i) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii) References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

(iii) References in this Agreement to dollars or “$” refer to the lawful currency of the United States of America.

(iv) The terms “include” and “including” are by way of example and not limitation.

(v) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(vi) References to any Person shall include the successors and permitted assigns of such Person.

(c) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(d) Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

(e) Unless otherwise expressly provided herein, (i) references to organization documents (including the Company LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby; and (ii) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

ARTICLE II.

DETERMINATION OF REALIZED TAX BENEFIT

Section 2.1. Attribute Schedule. Following the Closing Date, within ninety (90) calendar days after the filing of IRS Form 1120 (or any successor form) of the Corporation for a given Taxable Year, the Corporation shall deliver to the TRA Party Representative a schedule (the “Attribute Schedule”) that shows, in reasonable detail, (a) the Blocker Pre-BCA Covered Tax Assets that are available for use by the Corporation with respect to each Blocker TRA Party with respect to such Taxable Year and the portion of the Blocker Pre-BCA Covered Tax Assets that are available for use by the Corporation in future Taxable Years with respect to each Blocker TRA Party; and (b) the Exchange Covered Tax Assets that are available for use by the Corporation with respect to such Taxable Year with respect to each Exchange TRA Party that has effected an Exchange (including the Exchange Party Basis Adjustments with respect to the Reference Assets resulting from Exchanges effected in such Taxable Year and the periods over which such Exchange Party Basis Adjustments are amortizable or depreciable), and the portion of the Exchange Covered Tax Assets that are available for use by the Corporation in future Taxable Years with respect to each Exchange TRA Party that has effected an Exchange. The Attribute Schedule shall also list any limitations on the ability of the Corporation to utilize any Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets under applicable laws (including as a result of the operation of Section 382 of the Code or Section 383 of the Code).

Section 2.2. Tax Benefit Schedule.

(a) Tax Benefit Schedule. Following the Closing Date, within ninety (90) calendar days after the filing of the Form 1120 (or any successor form) of the Corporation for any Taxable Year, the Corporation shall provide to the TRA Party Representative a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment in respect of each TRA Party for such Taxable Year and the calculation of the Realized Tax Benefit and Realized Tax Detriment and the components thereof for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b) Applicable Principles. For purposes of calculating the Realized Tax Benefit or Realized Tax Detriment for any period, carryovers or carrybacks of any Tax item attributable to the Blocker Pre-BCA Covered Tax Assets and the Exchange Covered Tax Assets shall be considered to be subject to the rules of the Code and the Treasury Regulations, as applicable, or other applicable law, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to a Blocker Pre-BCA Covered Tax Asset or an Exchange Covered Tax Asset and another portion that is not, such respective portions shall be considered to be used in accordance with the “with and without” methodology.

Section 2.3. Procedures, Amendments.

(a) Procedure. Every time the Corporation delivers to the TRA Party Representative a Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), and any Early Termination Schedule or amended Early Termination Schedule, the Corporation shall also deliver schedules, valuation reports, if any, and work papers, as determined by the Corporation or reasonably requested by the TRA Party Representative, providing reasonable detail regarding the preparation of the Schedule, and allow the TRA Party Representative reasonable access at no cost to the appropriate representatives of the Corporation, as determined by the Corporation or requested by the TRA Party Representative, in connection with the review of such Schedule. Without limiting the application of the preceding sentence, each time the Corporation delivers to the TRA Party Representative a Tax Benefit Schedule, in addition to the Tax Benefit Schedule duly completed, the Corporation shall also deliver to the TRA Party Representative a reasonably detailed calculation of the applicable Hypothetical Tax Liability, a reasonably detailed calculation of the applicable Actual Tax Liability, as well as any other work papers considered relevant by the Corporation or requested by the TRA Party Representative, provided that the Corporation shall not be required to provide any information that it reasonably believes is unnecessary for purposes of determining the items in the applicable Schedule or amendment thereto. Subject to Section 2.3(b), an applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days after the first date on which the TRA Party Representative has received the applicable Schedule or amendment thereto unless (i) the TRA Party Representative provides the Corporation before such date with notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) the TRA Party Representative provides a written waiver of such right of any Objection Notice before such date (in which case such Schedule or amendment thereto becomes binding on the date such waiver has been received by the Corporation). If the Corporation and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in an Objection Notice within thirty (30) calendar days after receipt by the Corporation of an Objection Notice, then the Corporation and the TRA Party Representative shall employ the reconciliation procedures described in Section 7.8 of this Agreement (the “Reconciliation Procedures”).

(b) Amended Schedule. The applicable Attribute Schedule or Tax Benefit Schedule for any Taxable Year may be amended from time to time by the Corporation (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified after the date the Schedule was provided to the TRA Party Representative, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year, or (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year (any such Schedule, an “Amended Schedule”). The Corporation shall provide to the TRA Party Representative an Amended Schedule, along with reasonable detail regarding the preparation of the applicable portion of such Amended Schedule, within sixty (60) calendar days of the occurrence of an event referenced in clauses (i) through (v) of the first sentence of this Section 2.3(b).

ARTICLE III.

TAX BENEFIT PAYMENTS

Section 3.1. Timing and Amount of Tax Benefit Payments.

(a) Within five (5) Business Days after a Tax Benefit Schedule delivered to the TRA Party Representative becomes final in accordance with Section 2.3(a), the Corporation shall pay or cause to be paid to each TRA Party for such Taxable Year an amount equal to the excess, if any, of (i) the Tax Benefit Payment in respect of such TRA Party for such Taxable Year determined pursuant to Section 3.1(b) over (ii) the aggregate amount of Advance Payments previously made to such TRA Party in respect of such Taxable Year; provided that, if the Corporation makes Advance Payments, it shall make Advance Payments to all parties eligible to receive payments under this Agreement with respect to a particular Taxable Year in proportion to their respective amount of anticipated payments under this Agreement in respect of such Taxable Year. Each such Tax Benefit Payment or such Advance Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporation or as otherwise agreed by the Corporation and such TRA Party. The Corporation shall use its commercially reasonable efforts to respond to any reasonable inquiry of a TRA Party in regard to the calculation of the amount payable to such TRA Party pursuant to any Schedule delivered under this Agreement, including the calculation of the Tax Benefit Payment in respect of such TRA Party for such Taxable Year.

(b) A “Tax Benefit Payment” in respect of a TRA Party means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. A Net Tax Benefit is “Attributable” to a Blocker TRA Party to the extent that it is derived from a Blocker Pre-BCA Covered Tax Asset with respect to a Blocker. A Net Tax Benefit is “Attributable” to an Exchange TRA Party to the extent that it is derived from an Exchange Covered Tax Asset with respect to Company Units that were Exchanged by such TRA Party. The “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the sum of the total amount of payments previously made under Section 3.1(a) (excluding payments attributable to Interest Amounts) and the Advance Payments previously made under Section 3.1(b) of this Agreement (excluding any portion of Advance Payments in respect of anticipated Interest Amounts); provided, for the avoidance of doubt, that a TRA Party shall not be required to return any portion of any previously made Tax Benefit Payment or Advance Payment it receives under this Agreement. The “Interest Amount” in respect of the TRA Party shall equal the interest on the amount of the unpaid Net Tax Benefit Attributable to such TRA Party for a Taxable Year, which interest shall accrue on any unpaid Net Tax Benefit from and after the due date (without extensions) for filing the IRS Form 1120 (or any successor form) for the Corporation for such Taxable Year, calculated at the Agreed Rate, until the date such unpaid amounts are paid. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest but instead shall be treated as additional consideration in the Business Combination or an Exchange, as applicable, unless otherwise required by law. “Advance Payments” in respect of a TRA Party for a Taxable Year means the payments made by the Corporation to such TRA Party as an advance of such TRA Party’s anticipated Tax Benefit Payment for such Taxable Year. The Corporation shall be entitled at its option with the approval of a majority of the Independent Directors to make Advance Payments. Notwithstanding anything to the contrary in this Agreement, after any lump-sum payment under Article IV of this Agreement in respect of present or future Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets, such Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets shall no longer be considered Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets, as applicable, for purposes of determining Tax Benefit Payments or the Net Tax Benefit.

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed consistent with such intent.

Section 3.3. Pro Rata Payments.

(a) Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate amount of the tax benefit to the Corporation from the reduction in Tax liability as a result of the Blocker Pre-BCA Covered Tax Assets or the Exchange Covered Tax Assets is limited in a particular Taxable Year because the Corporation does not have sufficient taxable income to fully utilize available deductions and other attributes, the aggregate Net Tax Benefit for such Taxable Year shall be deemed Attributable to each TRA Party for purposes of Section 3.1(b) in proportion to the portion of such Net Tax Benefit that would be Attributable to such TRA Party under Section 3.1(b) if the Corporation had sufficient taxable income so that there were no such limitation; provided, that, for the avoidance of doubt, for purposes of allocating among the TRA Parties the aggregate Net Tax Benefit with respect to any Taxable Year, the operation of this Section 3.3(a) with respect to any prior Taxable Years shall be taken into account so as to eliminate as quickly as possible, proportionately, the difference with respect to each TRA Party between (i) the aggregate Net Tax Benefit that would be Attributable to such TRA Party under Section 3.1(b) with respect to each such Taxable Year (on a cumulative basis) if the Corporation had sufficient taxable income so that there were no limitation under this Section 3.3(a) and (ii) the actual aggregate Net Tax Benefit deemed Attributable to such TRA Party under Section 3.1(b) with respect to each such Taxable Year (on a cumulative basis) by operation of this this Section 3.3(a). Consistent with the foregoing, the Attribute Schedule for a given Taxable Year shall reflect the operation of this Section 3.3(a) in respect of previous Taxable Years, with the Blocker Pre-BCA Covered Tax Assets and Exchange Covered Tax Assets described in such Attribute Schedule that are Attributable to a TRA Party being adjusted to reflect payments received in respect of such Blocker Pre-BCA Covered Tax Assets and Exchange Covered Tax Assets (the intention of the parties being to avoid duplicative payments and maintain records sufficient to allow the Corporation to allocate Tax Benefit Payments consistent with the terms of this Section 3.3(a)).

(b) After taking into account Section 3.3(a), if for any reason the Corporation does not fully satisfy its payment obligations to make Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year (for example, as a result of having insufficient cash to make the Tax Benefit Payments due hereunder), then the Corporation and the TRA Parties agree that (i) the Corporation shall make payments due hereunder to the TRA Parties in respect of a Taxable Year in the same proportion as such payments would have been made if the relevant payment had been made in full by the Corporation, and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been paid.

(c) To the extent the Corporation makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.1(a) of this Agreement (taking into account Sections 3.3(a) and (b)) in an amount in excess of the amount of such payment that should have been made to the TRA Party in respect of such Taxable Year, then (i) the TRA Party shall not receive further payments under Section 3.1(a) until the TRA Party has forgone an amount of payments equal to such excess and (ii) the Corporation shall pay the amount of the TRA Party’s forgone payments to other TRA Parties (to the extent applicable) in a manner such that each of the other TRA Parties, to the extent possible, shall have received aggregate payments under Sections 3.1(a) and (b) in the amount it would have received if there had been no excess payment to the TRA Party.

Section 3.4. Withholding. The Corporation and its affiliates and representatives shall be entitled to deduct and withhold from any payment that is payable to any TRA Party pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment in accordance with the Code or any provision of U.S. state, local or foreign tax law (including for this purpose any withholding required by the Corporation or its affiliates that may be required in connection with an Exchange). To the extent that amounts are so deducted or withheld and promptly paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid by the Corporation to the relevant TRA Party. The Corporation shall provide evidence of such payment to each TRA Party in respect of which such deduction or withholding is required, to the extent that such evidence is available. Each TRA Party shall promptly provide the Corporation with any applicable tax forms and certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign tax law. The Corporation will consider in good faith any applicable certificates, forms or documentation provided by a TRA Party that in such TRA Party’s reasonable determination reduce or eliminate any such withholding.

ARTICLE IV.

TERMINATION

Section 4.1. Early Termination of Agreement; Breach of Agreement.

(a) With the prior written approval of the Board (or any Person(s) to whom the Board has delegated such authority), the Corporation may terminate this Agreement with respect to all amounts payable to the TRA Parties at any time by paying to each TRA Party the Early Termination Payment in respect of the TRA Party; provided, however, that (i) this Agreement shall only terminate pursuant to this Section 4.1(a) upon the receipt in full of the Early Termination Payment by the TRA Parties, (ii) the Corporation shall deliver an Early Termination Notice only if it is able to make all required Early Termination Payments under this Agreement, and (iii) the Corporation may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid.

(b) In the event that the Corporation breaches any of its material obligations under this Agreement, whether as a result of a failure to make any payment when due, a failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, and the Corporation fails to cure such breach within 20 Business Days of the TRA Party Representative informing the Corporation of such breach, then, at the election of the TRA Party Representative, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach. Procedures similar to the procedures of Section 4.2 shall apply, mutatis mutandis, with respect to the determination of the amounts payable by the Corporation pursuant to this Section 4.1(b). Notwithstanding the foregoing, in the event that the Corporation breaches any of its material obligations under this Agreement, the TRA Party Representative shall be entitled to elect on behalf of all TRA Parties to receive the amounts referred to in this Section 4.1(b) or to seek specific performance of the terms of this Agreement. The parties agree that the failure to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of a material obligation of this Agreement if the Corporation fails to make any Tax Benefit Payment when due to the extent that the Corporation has insufficient funds to make such payment; provided, (i) the Corporation has used reasonable efforts to obtain such funds (including by causing the Company or any other Subsidiaries of the Company to distribute or lend funds to facilitate such payment, and by accessing any revolving credit facilities or other sources of available credit to fund any such amounts) and (ii) that the interest provisions of Section 5.3 shall apply to such late payment (unless the Corporation does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.3 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

(c) In connection with a Change of Control, all obligations under this Agreement with respect to the applicable TRA Parties shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control. Section 4.2 and Section 4.3 shall apply, mutatis mutandis, with respect to the determination of the amounts payable by the Corporation.

Section 4.2. Early Termination Notice. If the Corporation chooses to exercise its right of early termination under Section 4.1(a) above, the Corporation shall deliver to the TRA Party Representative written notice of such intention to exercise such right (“Early Termination Notice”). In addition, if the Corporation chooses to exercise its right of early termination under Section 4.1(a) above, or the obligations under this Agreement are accelerated under Section 4.1(b) or Section 4.1(c) above, the Corporation shall deliver to the TRA Party Representative a schedule (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment due to each TRA Party. Such Early Termination Schedule shall become final and binding on all parties consistent with the procedures described in Section 2.3(a). The date on which the Early Termination Schedule becomes final shall be the “Early Termination Effective Date.”

Section 4.3. Payment upon Early Termination.

(a) Within three (3) calendar days after an Early Termination Effective Date, the Corporation shall pay to the TRA Parties an amount equal to the Early Termination Payment in respect of such TRA Party; provided, however, that any amount payable pursuant to this Agreement as a result of a Change of Control shall be paid concurrently with the consummation of such Change of Control. Such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by the TRA Party or as otherwise agreed by the Corporation and such TRA Party.

(b) “Early Termination Payment” in respect of a TRA Party shall equal (i) the present value, discounted at the Early Termination Rate, as of the date of the Early Termination Notice, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporation beginning from the date of the Early Termination Notice and assuming that the Valuation Assumptions in respect of such TRA Party are applied and that each such Tax Benefit Payment for each relevant Taxable Year would be paid on the due date (including extensions) under applicable law as of the Early Termination Date for filing of IRS Form 1120 (or any successor form) of the Corporation for each such Taxable Year, plus (ii) any Tax Benefit Payment due and payable with respect to such TRA Party that is unpaid as of the date of the Early Termination Notice.

(c) Upon the payment of the Early Termination Payment by the Corporation to a TRA Party, the Corporation shall not have any further payment obligations under this Agreement in respect of such TRA Party.

ARTICLE V.

SUBORDINATION; CERTAIN TAX COVENANTS; LATE PAYMENTS

Section 5.1. Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporation under this Agreement shall rank subordinate and junior in right of payment to any principal, interest, or other amounts due and payable in respect of any obligations owed in respect of secured or unsecured indebtedness for borrowed money of the Corporation and its Subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporation that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the applicable TRA Parties and the Corporation shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations (it being understood that interest shall accrue on the amount of such unpaid obligation in accordance with the terms hereof). Payments under any tax receivable agreement or similar agreement (excluding, for the avoidance of doubt, this Agreement) entered into after the date hereof or as part of any transaction entered into after the date hereof in which the Corporation, the Company or their Subsidiaries would be required to pay the parties thereto for tax attributes shall be subordinate to all payments owed pursuant to this Agreement, and no such payments shall be made for so long as the Corporation has any current unpaid obligation pursuant this Agreement. The Corporation shall use its commercially reasonable efforts to maintain sufficient available funds for the purpose of making required payments under this Agreement and avoid entering into credit agreements or Senior Obligations that could be reasonably anticipated to materially delay the timing of any payments under this Agreement.

Section 5.2. Certain Tax Covenants.

(a) The Corporation hereby agrees and warrants to each TRA Party (i) that it will not cause the Company or any material Subsidiary of the Company to convert into, or elect to be treated as, a corporation for Tax purposes without the prior written consent of the TRA Party Representative, (ii) that it will not cause the Company to contribute any of its material assets into one or more Subsidiaries that are treated as corporations for Tax purposes, or cause the Company to liquidate or distribute in kind any of its material non-cash assets to its members, without the prior written consent of the TRA Party Representative, and (iii) that it will cause the Company, and any material Subsidiary that is treated as a partnership for Tax purposes, to make valid Section 754 elections (and all comparable elections under applicable state and local tax law) for its first Taxable Year ending after the date of this Agreement and it will not seek to revoke any such election until the Corporation has received all material tax benefits from all Exchange Party Basis Adjustments and Imputed Interest in respect of which the Corporation may be required to make any payments under this Agreement to the TRA Parties.

(b) The Corporation hereby agrees that prior to (i) any proposed Interest Sale (as defined in Section 5.2(c)) or (ii) any proposed sale or other disposition of all or any substantial part of the non-cash assets of the Company, it shall deliver to each TRA Party notice of such proposed transaction at least thirty (30) days prior to the consummation thereof and afford each TRA Party that still holds Company Units the opportunity to Exchange all or part of such Company Units prior to such date.

(c) For purposes of this Agreement, (i) any sale or other disposition of all or any part of the Corporation’s interest in the Company (an “Interest Sale”) shall be deemed to be comprised of a sale or other disposition of a pro rata portion of each of the separate interests held by the Corporation (i.e., the original interest of the Corporation as of the date of this Agreement and each additional interest acquired hereafter by Exchange or otherwise), regardless of whether such separate interests can be (or are) identified and separately conveyed, and (ii) notwithstanding any provision herein to the contrary, for purposes of determining the payments due to the TRA Parties hereunder attributable to such Interest Sale, each such separate interest that was acquired from a TRA Party pursuant to an Exchange shall be treated as a Reference Asset and the Exchange Party Basis Adjustment with respect thereto shall be the excess of the tax basis of the Corporation in such interest immediately after such Exchange over the tax basis of such TRA Party in the applicable Company Units immediately before such Exchange (with such Exchange Party Basis Adjustment to be increased as appropriate to reflect payments by the Corporation to such TRA Party pursuant to this Agreement and to be decreased as appropriate to reflect the depreciation or amortization attributable to the correlative Exchange Party Basis Adjustments to the underlying assets of the Company).

Section 5.3. Late Payments by the Corporation. The amount of all or any portion of any Tax Benefit Payment, Early Termination Payment or other payment under this Agreement not made to the TRA Parties when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment, Early Termination Payment or other payment was due and payable.

ARTICLE VI.

TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.1. Participation in the Corporation’s and the Company’s Tax Matters. Except as otherwise provided in this Agreement, the Business Combination Agreement or the Company LLC Agreement, the Corporation shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporation, the Company and their Subsidiaries, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing,

(i) the Corporation shall notify the TRA Party Representative in writing of the commencement of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the

Corporation, the Company or any of their Subsidiaries by a Taxing Authority the outcome of which would reasonably be expected to materially affect the rights and obligations of a TRA Party under this Agreement, including the Tax Benefit Payments payable to TRA Parties,

(ii) shall provide to the TRA Party Representative reasonable opportunity (at the cost and expense of the TRA Party Representative, on behalf of the TRA Parties) to participate in or provide information and other input to the Corporation, the Company and their Subsidiaries, as applicable, and their respective advisors concerning the conduct of any such portion of such audit, which the Corporation, the Company and their Subsidiaries (including their advisors) shall consider in good faith; and

(iii) the Corporation, the Company and their Subsidiaries, as applicable, shall not enter into any settlement with respect to any such portion of such audit that could have a material adverse effect on the TRA Parties’ rights to receive payments under this Agreement without the written consent of the TRA Party Representative, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.2. Reconciliation. In the event that the Corporation and the TRA Party Representative are unable to resolve a disagreement with respect to a Schedule (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to such parties. The Expert shall be a partner or principal in a nationally recognized accounting firm. If the Corporation and the TRA Party Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the selection of an Expert shall be treated as a dispute subject to Section 7.8 and an arbitration panel shall pick an Expert. The Expert shall resolve any matter relating to a Schedule or an amendment thereto as soon as reasonably practicable and in any event within thirty (30) calendar days after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporation, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporation except as provided in the next sentence. The Corporation and the TRA Party Representative shall bear their own costs and expenses of such proceeding, unless (i) the Expert entirely adopts the position of the TRA Party Representative, in which case the Corporation shall reimburse the TRA Party Representative for any reasonable and documented out-of-pocket costs and expenses in such proceeding, or (ii) the Expert entirely adopts the Corporation’s position, in which case Tax Benefit Payments to the TRA Parties that would have increased Tax Benefit Payments if the position of the TRA Party Representative had been adopted shall be reduced proportionately in the aggregate by any reasonable and documented out-of-pocket costs and expenses in such proceeding. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 6.2 shall be binding on the Corporation and the TRA Parties and may be entered and enforced in any court having competent jurisdiction.

Section 6.3. Consistency. The Corporation and the TRA Parties agree to report and cause to be reported for all purposes, including federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Exchange Party Basis Adjustments, Blocker Party Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that specified in any Schedule finalized consistent with the terms of this Agreement, unless otherwise required by a contrary Determination by an applicable Taxing Authority.

Section 6.4. Cooperation. Each of the Corporation, the Company and the TRA Parties shall (a) furnish to the other parties in a timely manner such information, documents and other materials as the other party may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or defending any audit, examination or controversy with any Taxing Authority, (b) make itself reasonably available to the other parties and their respective representatives to provide explanations of documents and material and such other information as the other party or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporation shall reimburse each TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section 6.4 at the request of the Corporation or the Company.

Section 6.5. Tax Characterization. The parties intend that (a) each Exchange shall give rise to Exchange Party Basis Adjustments and (b) payments to Exchange TRA Parties pursuant to this Agreement with respect to an Exchange (except with respect to amounts that constitute Imputed Interest) shall be treated as consideration in respect of such Exchange that give rise to additional Exchange Party Basis Adjustments.

Section 6.6. Change in Tax Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in Tax law, a TRA Party reasonably believes that the existence of this Agreement could increase the amount of income (other than income arising from receipt of a payment under this Agreement) recognized by such TRA Party upon any Exchange which is treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income and all applicable state and local Tax purposes or would have other material adverse Tax consequences to the TRA Party and/or its direct or indirect owners, then at the election of such TRA Party and to the extent specified by the TRA Party, this Agreement (i) shall cease to have further effect with respect to such TRA Party, (ii) shall not apply to an Exchange by the TRA Party occurring after a date specified by it, or (iii) shall otherwise be amended in a manner determined by the TRA Party to waive any benefits to which such TRA Party would otherwise be entitled under this Agreement, provided that such amendment shall not result in an increase in or acceleration of payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment or increase the Corporation’s administrative burden in complying with this Agreement.

ARTICLE VII. MISCELLANEOUS

Section 7.1. Notices. All notices, designations, requests, requests for consent or consent provided for, and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by electronic mail (delivery receipt requested) or by certified or registered mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be as specified in a notice given in accordance with this Section 7.1):

If to the Corporation, or the Company, to:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice to the Corporation or the Company) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E-mail: SGavin@winston.com, MBergmann@winston.com and JOsborn@winston.com

If to the TRA Party Representative:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice to the TRA Party Representative) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E- mail: SGavin@winston.com, MBergmann@winston.com and JOsborn@winston.com

Any party hereto may change its address or e-mail address by giving each of the other parties hereto written notice thereof in the manner set forth above.

Section 7.2. Counterparts. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), all of which shall be considered one and the same agreement. Delivery of an executed signature page to this Agreement by facsimile transmission or electronic mail shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3. Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4. Governing Law. This Agreement and its enforcement and any controversy arising out of or relating to the making or performance of this Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5. Severability. If any term or other provision of this Agreement, or the application of such term or provision to any Person or circumstance or in any jurisdiction, is invalid, illegal or incapable of being enforced, to any extent, by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect to the fullest extent permitted by law. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, such term or provision is hereby deemed modified to give effect to the original written intent of the parties to the greatest extent consistent with being valid and enforceable under applicable law. No party hereto shall assert, and each party shall cause its Affiliates or related parties not to assert, that this Agreement or any part hereof is invalid, illegal or unenforceable.

Section 7.6. Assignments; Amendments; Successors; No Waiver.

(a) Assignment. No TRA Party is permitted to assign, sell, transfer, pledge, delegate, or otherwise dispose of any interest, right or obligation under this Agreement without the prior written approval of the Board (not to be unreasonably withheld, conditioned or delayed); provided, that to the extent Company Units are transferred in accordance with the terms of the Company LLC Agreement, the transferring TRA Party shall assign to the transferee of such Company Units the transferring TRA Party’s rights under this Agreement as long as such transferee has executed and delivered or, in connection with such transfer, executes and delivers, a Joinder agreeing to become a “TRA Party” for all purposes of this Agreement.

(b) Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Corporation and by TRA Parties who would be entitled to receive more than fifty percent (50%) of the aggregate amount of the Early Termination Payments payable to all TRA Parties hereunder if the Corporation had exercised its right of Early Termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange); provided, however, that no such amendment shall be effective if such amendment would have a disproportionate effect on the payments certain TRA Parties will or may receive under this Agreement unless all such disproportionately affected TRA Parties consent in writing to such amendment; provided, further, that amendment of the definition of Change of Control or any approval rights granted to the Independent Directors will also require the written approval of a majority of the Independent Directors.

(c) Successors. Except as provided in Section 7.6(a), all of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

(d) Waiver. Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 7.7. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8. Resolution of Disputes.

(a) Any and all disputes which cannot be settled amicably after good faith negotiations, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) shall be finally settled by arbitration conducted by a single arbitrator in the state of Delaware in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. If the parties to the dispute fail to agree on the selection of an arbitrator within ten (10) calendar days of the receipt of the request for arbitration, the International Chamber of Commerce shall make the appointment. The arbitrator shall be a lawyer and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

(b) Notwithstanding the provisions of Section 7.8(a), the Corporation and the TRA Party Representative may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this Section 7.8(b), each TRA Party (i) expressly consents to the application of Section 7.8(b) to any such action or proceeding, (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate, and (iii) irrevocably appoints the Corporation as each TRA Party’s agent for service of process in connection with any such action or proceeding and agrees that service of process upon such agent, who shall promptly advise such TRA Party of any such service of process, shall be deemed in every respect effective service of process upon such TRA Party in any such action or proceeding.

(c)          (i) EACH TRA PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN THE STATE OF DELAWARE FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF SECTION 7.8(B), OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the forum designated by this Section 7.8(c) has a reasonable relation to this Agreement, and to the parties’ relationship with one another.

        (ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in Section 7.8(c)(i) of this Section 7.8 and such parties agree not to plead or claim the same.

Section 7.9. Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH OR VALIDITY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10. Confidentiality. Each TRA Party and its assignees acknowledges and agrees that the information of the Corporation and its Affiliates provided pursuant to this Agreement is confidential and, except in the course of performing any duties as necessary for the Corporation and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters of the Corporation and its Affiliates and successors acquired pursuant to this Agreement. This Section 7.10 shall not apply to (i) any information that has been made publicly available by the Corporation, becomes public knowledge (except as a result of an act of any TRA Party in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a TRA Party to prosecute or defend claims arising under or relating to this Agreement, (iii) the disclosure of information to the extent necessary for a TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns, and (iv) the disclosure to any potential assignee or transferee of information in connection with an assignment, sale, pledge, alienation or transfer of any interest in this Agreement pursuant to Section 7.6(a) so long as such potential assignee or transferee agrees to be subject to the provisions of this Section 7.10. Notwithstanding anything to the contrary in this Agreement, to the extent required by applicable law or to the extent reasonably necessary for a TRA Party to comply with any applicable reportable transaction requirements under applicable law, each TRA Party (and each employee, representative or other agent of the TRA Party, as applicable) may disclose the Tax treatment and Tax structure of the Corporation, the Company and their Subsidiaries, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the TRA Party relating to such Tax treatment and Tax structure.

Section 7.11. Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any TRA Party hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If any TRA Party shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment, Advance Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged, or received by any TRA Party exceeds the Maximum Rate, such TRA Party may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to such TRA Party hereunder. Notwithstanding the foregoing, it is the intention of the parties hereto to conform strictly to any applicable usury laws.

Section 7.12. Independent Nature of Rights and Obligations.

(a) The rights and obligations of the each TRA Party hereunder are several and not joint with the rights and obligations of any other Person. A TRA Party shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a TRA Party have the right to enforce the rights or obligations of any other Person hereunder (other than the Corporation). Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any TRA Party pursuant hereto or thereto, shall be deemed to constitute the TRA Parties acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and the Corporation acknowledges that the TRA Parties are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

(b) Except as otherwise explicitly provided in this Agreement, the actions of a TRA Party pursuant to and in accordance with this Agreement shall be binding only with respect to such TRA Party and not with respect to the any other TRA Party. To the fullest extent permitted by law, no TRA Party shall owe any duties (fiduciary or otherwise) to any other TRA Party or any other Person in determining to take or refrain from taking any action or decision under or in connection with this Agreement.

[Signature Page Follows This Page]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

CORPORATION:

FATHOM DIGITAL MANUFACTURING CORPORATION

By:

Name:

Title:

COMPANY:

FATHOM HOLDCO, LLC

By:

Name:

Title:

[[BLOCKER TRA PARTIES]

By:

Name:

Title:

[[EXCHANGE TRA PARTIES]

By:

Name:

Title:

TRA PARTY REPRESENTATIVE

CORE INDUSTRIAL PARTNERS MANAGEMENT LP

By:

Name:

Title:

[[ADDITIONAL SIGNATURE BLOCKS TO BE ADDED]]

[Signature Page for Tax Receivable Agreement]

EXHIBIT G

FINAL FORM

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

FATHOM HOLDCO, LLC

Dated as of [●], 2021

THE LIMITED LIABILITY COMPANY UNITS OF FATHOM HOLDCO, LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR ANY OTHER APPLICABLE SECURITIES LAWS AND MAY ONLY BE SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH UNITS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE MANAGING MEMBER AND THE APPLICABLE MEMBER. THE UNITS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS; THIS LIMITED LIABILITY COMPANY AGREEMENT; AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY THE MANAGING MEMBER AND THE APPLICABLE MEMBER. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

FATHOM HOLDCO, LLC

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Fathom Holdco, LLC (the “Company”), is made as of [●], 2021 (the “Effective Date”) by and among Fathom Digital Manufacturing Corporation, a Delaware corporation (“Pubco”), as a Member and the Managing Member as of the date hereof, and the other Members whose names are set forth in the Schedule of Members under the heading “Continuing Members” (the “Continuing Members”) and CORE Industrial Partners Management LP, a Delaware limited partnership, in its capacity as the Continuing Member Representative. Capitalized terms used herein shall have the meaning set forth in Section 1.01 to this Agreement unless otherwise indicated.

RECITALS

WHEREAS, the Company was formed as a limited liability company pursuant to the Act upon the filing of the Certificate in the office of the Secretary of State of the State of Delaware and the execution of the initial Limited Liability Company Agreement of the Company, dated as of April 16, 2021;

WHEREAS, the initial Limited Liability Company Agreement was amended and restated on April 30, 2021 (the “Existing Agreement”);

WHEREAS, immediately prior to giving effect to the transactions contemplated by the Business Combination Agreement, the Company was wholly owned, directly or indirectly, by the Continuing Members and the Fathom Blockers (as defined in the Business Combination Agreement);

WHEREAS, on July 15, 2021 the Company, Pubco, the Fathom Blockers and certain other parties thereto entered into the Business Combination Agreement, pursuant to which, among other things, (i) the Blocker Merger Subs (as defined in the Business Combination Agreement) merged with and into the respective Fathom Blockers, with the Fathom Blockers surviving such mergers as the Surviving Fathom Blockers (as defined in the Business Combination Agreement), (ii) immediately thereafter, the Surviving Fathom Blockers merged with and into Pubco, with Pubco surviving such mergers, in each case, in exchange for the consideration set forth in the Business Combination Agreement and (iii) immediately thereafter, Rapid Merger Sub (as defined in the Business Combination Agreement) merged with and into Fathom (as defined in the Business Combination Agreement), with Fathom surviving that merger and held by Pubco and the Continuing Fathom Equityholders (as defined in the Business Combination Agreement);

WHEREAS, the required members of the Company consented to and adopted the Business Combination Agreement and approved the transactions contemplated thereby, including the amendment and restatement of the Existing Agreement in connection therewith, in accordance with the Existing Agreement and the Act;

WHEREAS, pursuant to the Business Combination Agreement and the Act, the Existing Agreement is hereby amended and restated in its entirety as set forth herein to give effect, among other things, to the transactions contemplated by the Business Combination Agreement, including, among other things, (i) the recapitalization of all of the outstanding limited liability company interests of the Company into Class A Units, (ii) the admission of Pubco as the Managing Member and a Member holding Class A Units as set forth on Exhibit A hereto, (iii) the ownership of Units by the Members after giving effect to the Equity Transactions as set forth on Exhibit A hereto and (iv) the management and governance of the Company following the Fathom Effective Time (as defined in the Business Combination Agreement); and

WHEREAS, the Members desire to enter into this Agreement as of the Fathom Effective Time.

NOW, THEREFORE, in consideration of the premises and agreements of the parties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Managing Member hereby agree to amend and restate the Existing Agreement to read in its entirety as follows:

ARTICLE I DEFINITIONS

Section 1.01. Definitions. Capitalized terms used herein without definition have the following meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):

“Act” means, the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101, et seq., as it may be amended or supplemented from time to time and any successor thereto.

“Adjusted Capital Account Balance” means, with respect to each Member, the balance in such Member’s Capital Account adjusted (i) by taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6); and (ii) by adding to such balance such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), any amounts such Member is obligated to restore pursuant to any provision of this Agreement or by applicable Law. The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, no Member shall be deemed to be an Affiliate of any other Member solely as a result of membership in the Company.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Assignee” has the meaning set forth in Section 8.07.

“Assumed Tax Liability” means, with respect to any Member, an amount equal to the excess of (i) the product of (A) the Assumed Tax Rate multiplied by (B) the estimated or actual cumulative taxable income or gain of the Company, as determined for federal income tax purposes, allocated to such Member for full or partial Fiscal Years commencing on or after the Effective Date over (ii) the sum of the cumulative Tax Distributions made to such Member after the Effective Date pursuant to Section 4.01(c); provided that such Assumed Tax Liability (x) shall be computed without regard to any increases to the tax basis of the Company’s property pursuant to Sections 734(b) or 743(b) of the Code, (y) to the extent permitted under any credit agreement, shall in no event be less than an amount that will enable the PubCo to meet both its tax obligations and its obligations pursuant to the Tax Receivables Agreement for the relevant taxable year and (z) shall take into account any allocations under Section 704(c) of the Code (including “reverse” 704(c) allocations) to a Member.

“Assumed Tax Rate” means the highest effective marginal combined U.S. federal, state and local income tax rate (including, without limitation, the “Medicare” contribution tax imposed on certain investment income under Section 1411 of the Code) for a taxable year prescribed for an individual (or, if greater, a corporation) resident in the city of New York, New York (or such other resident for which the Managing Member determines to have a higher effective marginal combined U.S. federal, state and local income tax rate) at the time of such distribution, taking into account (a) the deductibility of state and local income taxes for U.S. federal income tax purposes (if applicable, and taking into account any limitations thereon, provided, that, for administrative convenience, it shall be assumed that no portion of any state or local taxes shall be deductible for so long as the limitation set forth in Section 164(b)(6)(B) of the Code as of the date hereof remains unchanged), and (b) the character (e.g., long-term or short-term capital gain or ordinary or exempt income) of the applicable income. For the avoidance of doubt, the Assumed Tax Rate shall be the same for all Members.

“Available Cash” means the amount of cash on hand, available borrowings, and other funds available for Tax Distributions (including cash on hand, available borrowings, and other funds available to be lent or distributed to the Company by any Subsidiary of the Company for such purpose), as reasonably determined by the Managing Member, taking into account all debts, liabilities and obligations of the Company then due as well as any reserves established in accordance with GAAP.

“Board of Directors” means the board of directors of Pubco at any time.

“Business Combination Agreement” means the Business Combination Agreement, dated as of July 15, 2021, by and among the Managing Member, the Company, the Fathom Blockers and the other parties thereto, as the same may be amended, restated, supplemented and/or otherwise modified from time to time.

“Business Day” means a day, other than a Saturday or Sunday or other day on which commercial banks in New York City are open for the general transaction of business.

“Capital Account” means the separate capital account maintained for each Member in accordance with Section 5.03 hereof.

“Capital Contribution” means, with respect to any Member, the aggregate amount of money contributed to the Company and the Carrying Value of any property (other than money), net of any liabilities assumed by the Company upon contribution or to which such property is subject, contributed to the Company pursuant to Article V.

“Carrying Value” means, with respect to any Company asset, the asset’s adjusted basis for U.S. federal income tax purposes, except that the initial carrying value of assets contributed to the Company shall be their respective gross fair market values on the date of contribution, and the Carrying Values of all Company assets shall be adjusted to equal their respective fair market values, in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, as of: (a) the date of the acquisition of any additional limited liability company interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the date of the distribution of more than a de minimis amount of Company assets to a Member; (c) the date a limited liability company interest in the Company is relinquished to the Company; (d) the vesting of any Earnout Unit upon the occurrence of an Earnout Vesting Event, in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s) or (e) any other date specified in the Treasury Regulations; provided, however, that adjustments pursuant to clauses (a) through (e) above shall be made only if such adjustments are deemed necessary or appropriate by the Managing Member in its reasonable discretion to reflect the relative economic interests of the Members. The Carrying Value of any Company asset distributed to any Member shall be adjusted immediately before such distribution to equal its fair market value. In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of “Profits” and “Losses” rather than the amount of depreciation determined for U.S. federal income tax purposes, and depreciation shall be calculated by reference to Carrying Value rather than tax basis once Carrying Value differs from tax basis.

“Cash Exchange Notice” has the meaning set forth in Section 8.04(b)(ii).

“Certificate” means the Certificate of Formation of the Company as filed in the office of the Secretary of State of Delaware on April 16, 2021, as amended.

“Change of Control” means the occurrence of any transaction or series of related transactions in which: (a) any Person or any group of Persons (other than Pubco or any of its Subsidiaries) that would constitute a “group” for purposes of Section 13(d) of the Exchange Act becomes the beneficial owner, directly or indirectly, of securities of Pubco or the Company representing more than 50% of the combined voting power of Pubco’s or the Company’s, as applicable, then outstanding voting securities, (b) there is consummated a merger or consolidation of Pubco or the Company with any other Person, and, immediately after the consummation of such merger or consolidation, the outstanding voting securities of Pubco or the Company, as applicable, immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if Pubco or the Company, as applicable (or its successor) is a Subsidiary of such Person, the ultimate parent thereof, or (c) there is consummated an agreement or series of related agreements resulting in the sale or transfer, directly or indirectly, by Pubco of all or substantially all of Pubco’s and its Subsidiaries’ assets (including equity interests in the Company). Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions (including by way of merger or consolidation) immediately following which the record holders of the shares of Pubco immediately prior to such transaction or series of related transactions continue to have substantially the same proportionate ownership in, and voting control over, and own substantially all of the shares of, an entity which owns, directly or indirectly, all or substantially all of the assets of Pubco immediately following such transaction or series of related transactions.

“Class” means the classes of Units into which the limited liability company interests in the Company may be classified or divided from time to time by the Managing Member in its sole discretion pursuant to the provisions of this Agreement. As of the date of this Agreement the only Class is the Class A Units (which includes the Earnout Units). For all purposes hereunder and under the Act, only such Classes expressly established under this Agreement, including by the Managing Member in accordance with this Agreement, shall be deemed to be a class of limited liability company interests in the Company. For the avoidance of doubt, to the extent that the Managing Member holds limited liability company interests of any Class, the Managing Member shall not be deemed to hold a separate Class of such interests from any other Member because it is the Managing Member.

“Class A 5-Day VWAP” means the arithmetic average of the VWAP of a share of Class A Common Stock for each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the delivery of the relevant Class A Exchange Notice.

“Class A Cash Amount” means, in respect of any Class A Units subject to a Class A Exchange Notice for which the Managing Member has delivered a Cash Exchange Notice, a cash amount equal to the product of (x) the Class A 5-Day VWAP and (y) the number of shares of Class A Common Stock that would have been received in such Class A Exchange had the Managing Member not delivered a Cash Exchange Notice.

“Class A Common Stock” means, as applicable, (a) the Class A Common Stock, par value $0.0001 per share, of Pubco or (b) following any consolidation, merger, reclassification or other similar event involving Pubco, any shares or other securities of Pubco or any other Person that become payable in consideration for the Class A Common Stock or into which the Class A Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Class A Exchange” means the exchange by the Company of Class A Units held by a Continuing Member (together with the corresponding number of outstanding shares of Class B Common Stock) for the Class A Exchanged Shares or, at the option of the Managing Member, the Class A Cash Amount in accordance with the provisions of Section 8.04 or the direct purchase by Pubco of Class A Units (and shares of Class B Common Stock) held by a Continuing Member in accordance with its call rights as set forth in Section 8.04(f).

“Class A Exchange Date” means the date that is five (5) Business Days after the date on which the Member holding Class A Units provides the Company with a Class A Exchange Notice indicating such Member’s desire for the Company to exchange its Class A Units in accordance with Section 8.04; provided, that to the extent a Class A Exchange is made in connection with a Class A Exchanging Member’s proper exercise of its rights to participate in a piggyback registration pursuant to Section 2.2 of the Registration Rights Agreement, the Class A Exchange Date shall be the date on which the offering with respect to such piggyback registration is completed.

“Class A Exchange Notice” means a written election of a Class A Exchange in the form of Exhibit B, duly executed by the Class A Exchanging Member.

“Class A Exchanged Shares” means, in respect of any Class A Units subject to a Class A Exchange Notice, a number of shares of Class A Common Stock equal to the number of Class A Units so exchanged.

“Class A Exchanged Units” means, with respect to any Class A Exchange, the Class A Units (together with the equal number of shares of Class B Common Stock held by the relevant Class A Exchanging Member) being exchanged pursuant to a relevant Class A Exchange Notice.

“Class A Exchanging Member” means any Member holding Class A Units (other than the Managing Member and its Subsidiaries) whose Class A Units are subject to a Class A Exchange.

“Class A Units” means the Units of the Company designated as the “Class A Units” herein and having the rights, powers and duties pertaining thereto as are set forth in this Agreement.

“Class B Common Stock” means, as applicable, (a) the Class B Common Stock, par value $0.0001 per share, of Pubco or (b) following any consolidation, merger, reclassification or other similar event involving Pubco, any shares or other securities of Pubco or any other Person that become payable in consideration for the Class B Common Stock or into which the Class B Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Company” has the meaning set forth in the preamble of this Agreement.

“Company Minimum Gain” has the meaning ascribed to the term “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Contingencies” has the meaning set forth in Section 9.03(a).

“Continuing Member Representative” means the representative of the Continuing Members as set forth herein, who shall initially be CORE Industrial Partners Management LP, a Delaware limited partnership, and shall at all times that the CORE Parties collectively own any outstanding Units, be a CORE Party, and if a CORE Party no longer holds Units hereunder, it shall be a Person appointed by the Continuing Members holding a majority of the then outstanding Class A Units held by all Continuing Members.

“Continuing Members” has the meaning set forth in the preamble to this Agreement.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“CORE Party” means an entity listed on the signature pages hereto under the heading CORE Parties and its respective successors and Permitted Transferees.

“Debt Securities” means, with respect to Pubco, any and all debt instruments or debt securities that are not convertible or exchangeable into Equity Securities of Pubco.

“Designated Individual” has the meaning given to the term “designated individual” under Treasury Regulations Section 301.6223-1((b)(3).

“Dissolution Event” has the meaning set forth in Section 9.02.

“Earnout Units” means the Tier 1 Earnout Units, the Tier 2 Earnout Units and the Tier 3 Earnout Units.

“Earnout Vesting Date” means, with respect to any Earnout Unit, the date on which an Earnout Vesting Event occurs for such Earnout Unit.

“Earnout Vesting Event” means, with respect to each Tier 1 Earnout Unit, a Tier 1 Earnout Vesting Event, with respect to each Tier 2 Earnout Unit, a Tier 2 Earnout Vesting Event, and with respect to each Tier 3 Earnout Unit, a Tier 3 Earnout Vesting Event.

“Encumbrance” means any mortgage, hypothecation, claim, lien, encumbrance, conditional sales or other title retention agreement, right of first refusal, preemptive right, pledge, option, charge, security interest or other similar interest, easement, judgment or imperfection of title of any nature whatsoever.

“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or preferred interests or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person, including convertible debt securities, or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.

“Equity Transactions” means the transactions contemplated by the Business Combination Agreement.

“ERISA” means The Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Agreement” has the meaning set forth in the recitals of this Agreement.

“Family Member” means, with respect to a Person who is an individual, (i) such individual’s spouse and descendants (whether natural or adopted) (collectively, for purposes of this definition, ”relatives”), (ii) such individual’s executor or personal representative, (iii) any trust, the trustee of which is such individual or such individual’s executor or personal representative and which at all times is and remains solely for the benefit of such individual and/or such individual’s relatives, (iv) any corporation, limited partnership, limited liability company or other tax flow-through entity the governing instruments of which such individual or such individual’s executor or personal representative shall have the exclusive, nontransferable power to direct the management and policies of such entity and of which the sole record and beneficial owners of stock, partnership interests, membership interests or any other equity interests are limited to such individual, such individual’s relatives and/or the trusts described in clause (iii) above, and

(v) any retirement plan for such individual.

“Fathom Effective Time” has the meaning set forth in the Business Combination Agreement.

“Fiscal Year” means, unless otherwise determined by the Board of Directors, (i) the period commencing upon the formation of the Company and ending on December 31, 2021 or (ii) any subsequent twelve-month period commencing on January 1 and ending on December 31. The taxable year of the Company shall be the same as the Fiscal Year unless otherwise required under Section 706 of the Code.

“GAAP” means accounting principles generally accepted in the United States of America as in effect from time to time, consistently applied.

“Indemnitee” means (a) the Managing Member, (b) any additional or substitute Managing Member, (c) any Person who is or was a Partnership Representative1 or Designated Individual, officer or director of the Managing Member or any additional or substitute Managing Member or Officer of the Company, (d) any Person that is required to be indemnified by the Managing Member as an “indemnitee” in accordance with the certificate of incorporation or bylaws of the Managing Member as in effect from time to time, (e) any officer or director of the Managing Member or Officer of the Company or any additional or substitute Managing Member who is or was serving at the request of the Managing Member or any additional or substitute Managing Member as an officer, director, employee, member, Member, Partnership Representative or Designated Individual, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Officer or other Person the Managing Member in its sole discretion designates as an “Indemnitee” for purposes of this Agreement and (g) any heir, executor or administrator with respect to Persons named in clauses (a) through (f).

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order issued or promulgated by any national, supranational, state, federal, provincial, local or municipal government or any administrative or regulatory body with authority therefrom with jurisdiction over the Company or any Member, as the case may be.

“Liquidation Agent” has the meaning set forth in Section 9.03.

“Managing Member” means Fathom Digital Manufacturing Corporation, a corporation incorporated under the laws of the State of Delaware, or any successor Managing Member admitted to the Company in accordance with the terms of this Agreement, in its capacity as the managing member of the Company.

“Member” means each of the Persons from time to time listed as a Member in the Schedule of Members, and, for purposes of Section 8.03, Section 8.04 and Section 8.06, any Personal Planning Vehicle of such Member.

“Member Nonrecourse Debt Minimum Gain” means an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) equal to the Company Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.752-1(a)(2)) determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

“Member Nonrecourse Deductions” has the meaning ascribed to the term “partner nonrecourse deductions” set forth in Treasury Regulations Section 1.704-2(i)(2).

“Minimum Exchange Amount” means a number of Class A Units held by a Class A Exchanging Member equal to the lesser of (x) 5,000 Class A Units and (y) all of the Class A Units (other than Unvested Earnout Units) then held by the applicable Class A Exchanging Member.

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704- 2(b)(1). The amount of Nonrecourse Deductions of the Company for a taxable year equals the net increase, if any, in the amount of Company Minimum Gain of the Company during that taxable year, determined according to the provisions of Treasury Regulations Section 1.704-2(c).

“Officer” means each Person designated or appointed as an officer of the Company by the Managing Member pursuant to and in accordance with the provisions of Section 3.04, subject to any resolutions of the Managing Member appointing such Person as an officer of the Company or relating to such appointment.

“Partnership Audit Provisions” means Title XI, Section 1101, of the Bipartisan Budget Act of 2015, P.L. 114-74 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof, and any comparable provisions of state or local tax law).

“Partnership Representative” has the meaning set forth in Section 5.08.

“Permitted Transferee” means, with respect to any Member, (i) any investment fund or other entity controlled or managed by or under common control with such Member, (ii) to such Member’s officers or directors or any Affiliates or Family Members of such Member’s officers or directors, (iii) to any limited partners, members or stockholders of such Member or any Affiliates of such Member, or any employees of such Affiliates; (iv) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such Person, or to a charitable organization; (v) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (vi) in the case of an individual, pursuant to a qualified domestic relations order; (vii) by virtue of the Laws of the jurisdiction of incorporation or formation of such Member, as applicable, or the organizational documents of such Member, as amended from time to time, upon dissolution of such Member, or (viii) in the event of the Company’s completion of a liquidation, merger, consolidation, amalgamation, share exchange, reorganization or other similar transaction which results in the holders of all of the shares of Class A Units having the right to exchange their shares for cash, securities or other property subsequent to the completion of the Equity Transactions, including the entry into an agreement in connection with such liquidation, merger, consolidation, amalgamation, share exchange, reorganization or other similar transaction;

“Person” means any individual, estate, corporation, partnership, limited liability partnership, limited partnership, limited liability limited partnership, limited liability company, limited company, joint venture, trust, unincorporated or governmental organization or any agency or political subdivision thereof.

“Personal Planning Vehicle” means, in respect of any Person that is a natural person, any estate, family limited liability company, family limited partnership, or inter vivos or testamentary trust that holds Units and is designated as a “Personal Planning Vehicle” of such natural person in the Schedule of Members.

“Primary Indemnification” has the meaning set forth in Section 10.02(a).

“Profits” and “Losses” means, for each taxable year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for U.S. federal income tax purposes with the following adjustments: (a) all items of income, gain, loss or deduction allocated pursuant to Section 5.05 shall not be taken into account in computing such taxable income or loss; (b) any income of the Company that is exempt from U.S. federal income taxation and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss; (c) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value; (d) upon an adjustment to the Carrying Value (other than an adjustment in respect of depreciation) of any asset, pursuant to the definition of Carrying Value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss; (e) if the Carrying Value of any asset differs from its adjusted tax basis for U.S.

federal income tax purposes, the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Profits and Losses, if any, shall be an amount which bears the same ratio to such Carrying Value as the U.S. federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided that if the U.S. federal income tax depreciation, amortization or other cost recovery deduction is zero, the Managing Member may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Profits and Losses); and (f) except for items in (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be treated as deductible items.

“Pubco Charter” means that certain Amended and Restated Certificate of Incorporation of Pubco. as filed in the office of the Secretary of State of the State of Delaware on [●], 2021, as amended.

“Pubco Common Stock” means, collectively, the Class A Common Stock and Class B Common Stock.

“Reclassification Event” means any of the following: (a) any reclassification or recapitalization of Pubco Common Stock, a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 7.01(k)), (b) any merger, consolidation or other combination involving Pubco or (c) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of Pubco to any other Person, in each of clauses (a), (b) or (c), as a result of which holders of Pubco Common Stock shall be entitled to receive cash, securities or other property for their shares of Pubco Common Stock.

“Registration Rights Agreement” means that certain Registration Rights Agreement dated as of the date hereof by and among the Managing Member and the other parties from time to time party thereto, as amended and/or restated from time to time.

“Registration Statement” means any registration statement that the Managing Member is required to file pursuant to the Registration Rights Agreement.

“Schedule of Members” has the meaning set forth in Section 7.02.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Similar Law” means any law or regulation that could cause the underlying assets of the Company to be treated as assets of the Member by virtue of its limited liability company interest in the Company and thereby subject the Company and the Managing Member (or other persons responsible for the investment and operation of the Company’s assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.

“Subsidiary” means, with respect to any Person, any corporation, company, limited liability company, partnership, association or other business entity of which: (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, representatives or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or any combination thereof; or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of stock or majority ownership interest of the limited liability company, partnership, association or other business entity is at the time owned or Controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or any combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall (a) be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or (b) Control the managing member, managing director or other governing body or general partner of such limited liability company, partnership, association or other business entity.

“Tax Advances” has the meaning set forth in Section 5.07.

“Tax Distribution” has the meaning set forth in Section 4.01(c).

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of or about the date hereof among the Company, the Managing Member and the other parties from time to time party thereto, as amended and/or restated from time to time.

“Tier 1 Earnout Units” means the Class A Units of the Company designated as the “Tier 1 Earnout Units” on Exhibit A hereto2 and having the rights, powers and duties pertaining thereto as are set forth in this Agreement.

“Tier 1 Earnout Vesting Event” means the earlier to occur of (a) the VWAP of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days or (b) the consummation of a Change of Control of Pubco, unless the per share consideration to be received by the holders of Class A Common Stock in such Change of Control of Pubco transaction is less than the vesting threshold applicable to the applicable Class A Common Stock and Tier 1 Earnout Units

“Tier 2 Earnout Units” means the Class A Units of the Company designated as the “Tier 2 Earnout Units” on Exhibit A hereto and having the rights, powers and duties pertaining thereto as are set forth in this Agreement.

“Tier 2 Earnout Vesting Event” means the earlier to occur of (a) VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days or (b) the consummation of a Change of Control of Pubco, unless the per share consideration to be received by the holders of Class A Common Stock in such Change of Control of Pubco transaction is less than the vesting threshold applicable to the applicable Class A Common Stock and Tier 2 Earnout Units.

“Tier 3 Earnout Units” means the Class A Units of the Company designated as the “Tier 3 Earnout Units” on Exhibit A hereto and having the rights, powers and duties pertaining thereto as are set forth in this Agreement.

“Tier 3 Earnout Vesting Event” means the earlier to occur of (a) the VWAP of the Class A Common Stock equals or exceeds $20.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days or (b) the consummation of a Change of Control of Pubco, unless the per share consideration to be received by the holders of Class A Common Stock in such Change of Control of Pubco transaction is less than the vesting threshold applicable to the applicable Class A Common Stock and Tier 3 Earnout Units.

“Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means, in respect of any Unit, security, property or other asset, any sale, assignment, transfer, distribution, exchange, mortgage, pledge, hypothecation or other disposition thereof, whether voluntarily or involuntarily or by operation of Law, directly, indirectly or synthetically, in whole or in part, including, without limitation, the exchange of any Unit for any other security.

[2]

Note to Draft: The aggregate number of Tier 1 Earnout Units and Tier 1 Earnout Shares (as defined in the Investor Rights Agreement) will be 3,000,000, the aggregate number of Tier 2 Earnout Units and Tier 2 Earnout Shares (as defined in the Investor Rights Agreement) will be 3,000,000 and the aggregate number of Tier 3 Earnout Units and Tier 3 Earnout Shares (as defined in the Investor Rights Agreement) will be 3,000,000.

“Transferee” means any Person that is Transferred a Member’s interest in the Company, or part thereof, in accordance with this Agreement.

“Treasury Regulations” means the income tax regulations, including temporary and proposed regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Units” means the Class A Units (including the Earnout Units) and any other Class or series of Units that is established in accordance with this Agreement, which shall constitute limited liability company interests in the Company as provided in this Agreement and under the Act, entitling the holders thereof to the relative rights, title and interests in the profits, losses, deductions and credits of the Company at any particular time as set forth in this Agreement, and any and all other benefits to which a holder thereof may be entitled as a Member as provided in this Agreement, together with the obligations of such Member to comply with all terms and provisions of this Agreement.

“Unvested Earnout Unit” means any Earnout Unit that has not vested pursuant to an applicable Earnout Vesting Event.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace (or an equivalent successor if such page is not available) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace (or an equivalent successor if such page is not available), or, if no dollar volume-weighted average price is reported for such security by Refinitiv Workspace (or an equivalent successor if such page is not available) for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Board of Directors.

ARTICLE II

FORMATION, TERM, PURPOSE AND POWERS

Section 2.01. Formation. The Company was formed as a limited liability company under the provisions of the Act by the filing of the Certificate on April 16, 2021. If requested by the Managing Member, the Members shall promptly execute all certificates and other documents consistent with the terms of this Agreement necessary for the Managing Member to accomplish all filing, recording, publishing and other acts as may be appropriate to comply with all requirements for (a) the formation and operation of a limited liability company under the laws of the State of Delaware, (b) if the Managing Member in its sole discretion deems it advisable, the operation of the Company as a limited liability company, or entity in which the Members have limited liability, in all jurisdictions where the Company proposes to operate and (c) all other filings required to be made by the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. The execution, delivery and filing of the Certificate and each amendment thereto is hereby ratified, approved and confirmed by the Members.

Section 2.02. Name. The name of the Company shall be, and the business of the Company shall be conducted under the name of “Fathom Holdco, LLC,” and all Company business shall be conducted in that name or in such other names that comply with applicable law as the Managing Member in its sole discretion may select from time to time. Subject to the Act, the Managing Member in its sole discretion may change the name of the Company (and amend this Agreement to reflect such change) at any time and from time to time without the consent of any other Person.

Section 2.03. Term. The term of the Company commenced on the date of the filing of the Certificate, and the term shall continue until the dissolution of the Company in accordance with Article IX. The existence of the Company shall continue until cancellation of the Certificate in the manner required by the Act.

Section 2.04. Offices. The Company may have offices at such places either within or outside the State of Delaware as the Managing Member from time to time may select in its sole discretion. As of the date hereof, the principal place of business and the office of the Company is located at 1050 Walnut Ridge Drive Hartland, WI 53029.

Section 2.05. Agent for Service of Process; Existence and Good Standing; Foreign Qualification.

(a) The registered office of the Company in the State of Delaware shall be located at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of the registered agent of the Company for service of process on the Company in the State of Delaware at such address shall be Corporation Service Company.

(b) The Managing Member in its sole discretion may take all action which may be necessary or appropriate (i) for the continuation of the Company’s valid existence as a limited liability company under the laws of the State of Delaware (and of each other jurisdiction in which such existence is necessary to enable the Company to conduct the business in which it is engaged) and (ii) for the maintenance, preservation and operation of the business of the Company in accordance with the provisions of this Agreement and applicable laws and regulations. The Managing Member in its sole discretion may file or cause to be filed for recordation in the proper office or offices in each other jurisdiction in which the Company is formed or qualified, such certificates (including certificates of formation and fictitious name certificates) and other documents as are required by the applicable statutes, rules or regulations of any such jurisdiction or as are required to reflect the identity of the Members. The Managing Member in its sole discretion may cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Officers, with all requirements necessary to qualify the Company to do business in any jurisdiction other than the State of Delaware.

Section 2.06. Business Purpose. The Company was formed for the object and purpose of, and the nature and character of the business to be conducted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

Section 2.07. Powers of the Company. Subject to the limitations set forth in this Agreement, the Company will possess and may exercise all of the powers and privileges granted to it by the Act including, without limitation, the ownership and operation of the assets and other property contributed to the Company by the Members, by any other Law or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purpose of the Company set forth in Section 2.06.

Section 2.08. Members; Reclassification; Admission of New Members. Pursuant to the terms of the Business Combination Agreement and for the consideration set forth therein, as of the Fathom Effective Time and by virtue of the Fathom Merger (as defined in the Business Combination Agreement), this Agreement was amended and restated and the limited liability company interests of the Company were recapitalized as set forth herein in order to give effect to the Equity Transactions. Each Continuing Member previously was admitted as a Member and shall remain a Member of the Company at the Fathom Effective Time. Each of the other Persons listed in the Schedule of Members as of the Effective Date is admitted as a Member of the Company. The rights, duties and liabilities of the Members shall be as provided in the Act, except as is otherwise expressly provided herein, and the Members consent to the variation of such rights, duties and liabilities as provided herein. A new Managing Member or substitute Managing Member may be admitted to the Company solely in accordance with Section 8.08 or Section 9.02(d) hereof.

Section 2.09. Resignation. No Member shall have the right to resign as a member of the Company other than following the Transfer of all Units owned by such Member in accordance with Article VIII (including via a Class A Exchange).

Section 2.10. Investment Representations of Members. Each Member hereby represents, warrants and acknowledges to the Company that: (a) such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and is making an informed investment decision with respect thereto; (b) such Member is acquiring interests in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof; and (c) the execution, delivery and performance of this Agreement have been duly authorized by such Member.

Section 2.11. Intent. It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a “partnership” for U.S. federal and applicable state and local income and franchise tax purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax, financial and other reporting positions in a manner consistent with such treatment. Neither the Company nor any Member shall take any action inconsistent with the intent of the Parties set forth in this Section 2.11. No election (including an entity classification election for the Company) contrary to the intent of the Parties as set forth in this Section 2.11 shall be made by the Company or any Member, and the Company shall not convert into or merge into (with the Company not being the surviving entity in such merger) an entity treated as a corporation for U.S. federal or applicable state and local income or franchise tax purposes.

ARTICLE III

MANAGEMENT

Section 3.01. Managing Member.

(a) Except as otherwise provided in this Agreement, the business, property and affairs of the Company shall be managed under the sole, absolute and exclusive direction of Pubco as the Managing Member, which may from time to time delegate authority to Officers or to other Persons to act on behalf of the Company in accordance herewith, and Pubco shall be managed by or under the direction of the Board of Directors.

(b) Without limiting the foregoing provisions of this Section 3.01, the Managing Member shall have the general power to manage or cause the management of the Company (which may be delegated to Officers of the Company), including, without limitation, the following powers:

(i) to develop and prepare a business plan each year setting forth the operating goals and plans for the Company;

(ii) to execute and deliver or to authorize the execution and delivery of contracts, deeds, leases, licenses, instruments of transfer and other documents on behalf of the Company;

(iii) to make any expenditures, to lend or borrow money, to assume or guarantee, or otherwise contract for, indebtedness and other liabilities, to issue evidences of indebtedness and to incur any other obligations on behalf of the Company;

(iv) to establish and enforce limits of authority and internal controls with respect to all personnel and functions on behalf of the Company;

(v) to engage attorneys, consultants and accountants for the Company;

(vi) to develop or cause to be developed accounting procedures for the maintenance of the Company’s books of account; and

(vii) to do all such other lawful acts as shall be authorized in this Agreement or by the Members in writing from time to time.

Section 3.02. Compensation. The Managing Member shall not be entitled to any compensation for services rendered to the Company in its capacity as Managing Member.

Section 3.03. Expenses. The Company shall pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals) incurred in pursuing and conducting, or otherwise related to, the activities of the Company. The Company shall also, in the reasonable discretion of the Managing Member, bear and/or reimburse the Managing Member for (i) any costs, fees or expenses incurred by the Managing Member in connection with serving as the Managing Member and (ii) all other expenses allocable to the Company or otherwise incurred by the Managing Member in connection with operating the Company’s business (including expenses allocated to the Managing Member by its Affiliates). To the extent that the Managing Member determines in its reasonable discretion that such expenses are related to the business and affairs of the Managing Member that are conducted through the Company and/or its subsidiaries (including expenses that relate to the business and affairs of the Company and/or its subsidiaries and that also relate to other activities of the Managing Member), the Managing Member may cause the Company to pay or bear all expenses of the Managing Member, including, without limitation, compensation and meeting costs of any board of directors or similar body of the Managing Member, any salary, bonus, incentive compensation and other amounts paid to any Person to perform services for the Company, litigation costs and damages arising from litigation, accounting and legal costs and franchise taxes, except to the extent such franchise taxes are based on or measured with respect to net income or profits, provided that, notwithstanding anything to the contrary, the Company shall not pay or bear any income tax obligations of the Managing Member or any obligations of the Managing Member under the Tax Receivable Agreement. Reimbursements pursuant to this Section 3.03 shall be in addition to (but without duplication of) any reimbursement to the Managing Member as a result of indemnification pursuant to Section 10.02.

Section 3.04. Officers. Subject to the direction and oversight of the Managing Member, the day- to-day administration of the business of the Company may be carried out by individuals who may be designated as officers by the Managing Member, with titles including but not limited to “assistant secretary,” “assistant treasurer,” “chairman,” “chief executive officer,” “chief financial officer,” “chief operating officer,” “director,” “general counsel,” “general manager,” “managing director,” “president,” “principal accounting officer,” “secretary,” “senior chairman,” “senior managing director,” “treasurer,” “vice chairman,” “executive vice president” or “vice president,” and as to the extent authorized by the Managing Member in its sole discretion. The Officers of the Company shall have such titles and powers and perform such duties as shall be determined from time to time by the Managing Member and otherwise as shall customarily pertain to such offices. Any number of offices may be held by the same individual. In its sole discretion, the Managing Member may choose not to fill any office for any period as it may deem advisable. All Officers and other individuals providing services to or for the benefit of the Company shall be subject to the supervision and direction of the Managing Member and may be removed, with or without cause, from such office by the Managing Member and the authority, duties or responsibilities of any employee, agent or officer of the Company may be suspended by the Managing Member from time to time, in each case in the sole discretion of the Managing Member. The Managing Member shall not cease to be a Managing Member of the Company as a result of the delegation of any duties hereunder. No Officer of the Company, in his or her capacity as such, shall be considered a Managing Member of the Company by agreement, as a result of the performance of his or her duties hereunder or otherwise.

Section 3.05. Authority of Members. No Member (other than the Managing Member, in its capacity as such) shall participate in or have any control over the business of the Company, except as expressly provided herein. Except as expressly provided herein, the Units do not confer any rights upon the Members to participate in the affairs of the Company described in this Agreement. No Member (other than the Managing Member) shall have any right to vote on any matter involving the Company, including with respect to any merger, consolidation, combination or conversion of the Company, or any other matter that a Member might otherwise have the ability to vote on or consent with respect to under the Act, at law, in equity or otherwise. The conduct, control and management of the Company shall be vested exclusively in the Managing Member, subject to the terms of this Agreement. In all matters relating to or arising out of the conduct of the operation of the Company, the decision of the Managing Member shall be the decision of the Company. Except as required or permitted by Law, or expressly provided herein, including in the ultimate sentence of this Section 3.05 or by separate agreement with the Company, no Member who is not also the Managing Member (and acting in such capacity) shall take any part in the management or control of the operation or business of the Company in its capacity as a Member, nor shall any Member who is not also the Managing Member (and acting in such capacity) have any right, authority or power to act for or on behalf of or bind the Company in his or its capacity as a Member in any respect or assume any obligation or responsibility of the Company or of any other Member. Notwithstanding the foregoing, the Company may from time to time appoint one or more Members as Officers or employ one or more Members as employees, and such Members, in their capacity as officers or employees of the Company (and not, for clarity, in their capacity as Members of the Company), may take part in the control and management of the business of the Company to the extent such authority and power to act for or on behalf of the Company has been delegated to them by the Managing Member.

Section 3.06. Fiduciary Duties.

(a) Notwithstanding any other provision to the contrary in this Agreement, except as set forth in Section 3.06(b), (i) the Managing Member shall, in its capacity as Managing Member, and not in any other capacity, have the same fiduciary duties to the Company and the Members as a member of the board of directors of a Delaware corporation; and (ii) each officer of the Company shall, in his or her capacity as such, and not in any other capacity, have the same fiduciary duties to the Company and Members as an officer of a Delaware corporation

(b) In connection with the performance of its duties as the Managing Member of the Company, the Managing Member (solely in its capacity as such) will owe to the other Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the other Members were stockholders of such corporation. The Managing Member will use commercially reasonable and appropriate efforts and means, as determined in good faith by the Managing Member, to minimize any conflict of interest between the Members, on the one hand, and the stockholders of the Managing Member, on the other hand, and to effectuate any transaction that involves or affects any of the Company, the Managing Member, the Members and/or the stockholders of the Managing Member in a manner that does not (i) disadvantage the Members of their interests relative to the stockholders of the Managing Member; (ii) advantage the stockholders of the Managing Member relative to the Members; or (iii) treat the Members and the stockholders of the Managing Member differently.

ARTICLE IV

DISTRIBUTIONS

Section 4.01. Distributions

(a) The Managing Member, in its sole discretion, may authorize distributions by the Company to the Class A Members, which distributions shall be made pro rata in accordance with the Members’ respective Class A Units (other than Unvested Earnout Units) on the date the distribution is made.

(b) Notwithstanding anything in Section 4.01(a) of this Agreement to the contrary, no distribution shall be made in respect of any Unvested Earnout Units. However, upon the vesting of Unvested Earnout Units the holder of each applicable Earnout Unit shall be entitled to a cash payment from the Company in an amount equal to the distributions such Member would have received pursuant to Section 4.01(a) had such Unvested Earnout Unit been vested beginning at the Fathom Effective Time and ending on the day prior to the date such Unvested Earnout Unit vests.

(c) Tax Distributions.

(i) With respect to each Fiscal Year or portion thereof ending after the Effective Date, the Company shall, to the extent permitted by applicable Law, make cash distributions (“Tax Distributions”) to each Member in an amount to ensure that each such Member receives a distribution at least equal to such Member’s Assumed Tax Liability, if any, with respect to the relevant taxable period to which the distribution relates. For the avoidance of doubt, such Tax Distributions shall be determined in accordance with Section 4.01(c)(ii). Tax Distributions pursuant to this Section 4.1(c)(i) shall be estimated by the Company on a quarterly basis and, to the extent feasible, shall be distributed to the Members (together with a statement showing the calculation of such Tax Distribution and an estimate of the Company’s net taxable income allocable to each Member for such period) on a quarterly basis five business days prior to April 15th, June 15th, September 15th and January 15th (of the succeeding year) (or such other dates for which individuals are required to make quarterly estimated tax payments for U.S. federal income tax purposes) (each, a “Quarterly Tax Distribution”); provided, that the foregoing shall not restrict the Company from making a Tax Distribution on any other date. Quarterly Tax Distributions shall take into account the estimated taxable income or loss of the Company for the Fiscal Year through the end of the relevant quarterly period. A final accounting for Tax Distributions shall be made for each Fiscal Year after the allocation of the Company’s actual net taxable income or loss has been determined and any shortfall in the amount of Tax Distributions a Member received for such Fiscal Year based on such final accounting shall promptly be distributed to such Member. For the avoidance of doubt, any excess Tax Distributions a Member receives with respect to any Fiscal Year shall reduce future Tax Distributions otherwise required to be made to such Member with respect to any subsequent Fiscal Year.

(ii) A Tax Distribution to a Member in respect of any Unit shall be charged against current or future distributions to which such Member would otherwise have been entitled under Section 4.01(a) or Section 9.03(c) in respect of such Unit; provided, however, that all Units shall participate in distributions made pursuant to this Section 4.01(c) on a pro rata basis. Notwithstanding the foregoing, (A) any distributions made pursuant to this Section 4.01(c) shall be made to the Members on a pro rata basis, (B) to the extent of Available Cash, the pro rata amount to be distributed to each Member shall be calculated based on the distribution to the Member that would have the highest Tax Distribution under this Section 4.01(c) on a per-Unit basis, calculated without regard to this sentence and (C) if there is insufficient Available Cash to make all of the distributions described in clause (B), the amount that would have been distributed to each Member pursuant to clause (B) shall be reduced on a pro rata basis and the Company shall make future Tax Distributions as soon as there is sufficient Available Cash to pay the remaining portion of the Tax Distributions to which such Members were otherwise entitled under clause (B).

(iii) In the event of any audit by a taxing authority that has been finally settled and as such, affects the calculation of any Member’s Assumed Tax Liability for any taxable year (other than an audit conducted pursuant to the Partnership Audit Provisions for which no election is made pursuant to Section 6226 thereof and the Treasury Regulations promulgated thereunder), or in the event the Company files an amended tax return, each Member’s Assumed Tax Liability with respect to such year shall be recalculated by giving effect to such event (for the avoidance of doubt, taking into account interest or penalties). Any shortfall in the amount of Tax Distributions the Members and former Members received for the relevant taxable years based on such recalculated Assumed Tax Liability promptly shall be distributed to such Members and the successors of such former Members, except, for the avoidance of doubt, to the extent Distributions were made to such Members and former Members pursuant to Section 4.01(a) and this Section 4.01(c) in the relevant taxable years sufficient to cover such shortfall.

(d) Notwithstanding anything to the contrary set forth herein, the Managing Member shall cause any distributions paid to any Subsidiary of the Managing Member who holds Units to distribute the full amount of such distribution to the Managing Member, and the Managing Member shall take all actions necessary to cause such distributions.

Section 4.02. Distributions Upon Liquidation. Distributions made upon dissolution of the Company shall be made as provided in Section 9.03.

Section 4.03. Limitations on Distribution. Notwithstanding any provision to the contrary contained in this Agreement, the Managing Member shall not make a distribution to any Member if such distribution would violate Section 18-607 of the Act or other applicable Law or any applicable debt instrument.

ARTICLE V

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS;

TAX ALLOCATIONS; TAX MATTERS

Section 5.01. Initial Capital Contributions. The Members have made, on or prior to the date hereof, Capital Contributions and, in exchange, the Company has issued to the Members the number of Class A Units, including the number of Earnout Units (if applicable), as specified in the Schedule of Members (as of the Effective Date).

Section 5.02. No Additional Capital Contributions. Except as otherwise provided in this Article V, no Member shall be required to make additional Capital Contributions to the Company without the consent of such Member or permitted to make additional capital contributions to the Company without the consent of the Managing Member, which may be granted or withheld in its sole discretion.

Section 5.03. Capital Accounts. A separate Capital Account shall be established and maintained for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv). The Capital Account of each Member shall be credited with such Member’s Capital Contributions, if any, all Profits allocated to such Member pursuant to Section 5.04 and any items of income or gain which are specially allocated pursuant to Section 5.05; and shall be debited with all Losses allocated to such Member pursuant to Section 5.04, any items of loss or deduction of the Company specially allocated to such Member pursuant to Section 5.05, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the Company to such Member. Any references in any Section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any transfer of any interest in the Company in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest. Upon the vesting of any Earnout Units upon an Earnout Vesting Event, the parties intend that the allocations and capital maintenance rules shall be governed under Treasury Regulations Section 1.704-3 with adjustments being made in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s) and consistent with the principles of Section 704(c) of the Code and the Treasury Regulations thereunder in order to effectuate the Members’ agreed upon economic sharing of items within the Company.

Section 5.04. Allocations of Profits and Losses. Except as otherwise provided in this Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain or loss or deduction of the Company) shall be allocated in a manner such that the Capital Account of each Member after giving effect to the special allocations set forth in Section 5.05 is, as nearly as possible, equal (proportionately) to

(i) the distributions that would be made pursuant to Section 9.03 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value in a hypothetical liquidation, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Carrying Value of the assets securing such liability) and the net assets of the Company were distributed to the Members pursuant to this Agreement, minus (ii) such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, such allocations may be adjusted as reasonably deemed necessary by the Managing Member, acting in good faith, to give economic effect to the provisions of this Agreement.

Section 5.05. Special Allocations. Notwithstanding any other provision in this Article V:

(a) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain or Member Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any Company taxable year, the Members shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 5.05(a) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in such Member’s Adjusted Capital Account Balance created by such adjustments, allocations or distributions as promptly as possible; provided that an allocation pursuant to this Section 5.05(b) shall be made only to the extent that a Member would have a deficit Adjusted Capital Account Balance in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if this Section 5.05(b) were not in this Agreement. This Section 5.05(b) is intended to comply with the “qualified income offset” requirement of the Code and shall be interpreted consistently therewith.

(c) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any taxable year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704- 2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 5.05(c) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if Section 5.05(b) and this Section 5.05(c) were not in this Agreement.

(d) Nonrecourse Deductions. Nonrecourse Deductions shall be allocated to the Members in accordance with their interests in the Company.

(e) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(j).

(f) Ameliorative Allocations. Any special allocations of income or gain pursuant to Sections 5.05(b) or 5.05(c) hereof shall be taken into account in computing subsequent allocations pursuant to Section 5.04 and this Section 5.05(f), so that the net amount of any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each Member if such allocations pursuant to Sections 5.05(b) or 5.05(c) had not occurred.

(g) Notwithstanding anything to the contrary contained in this Agreement, (1) no allocation (of Profits or Losses or otherwise) shall be made in respect of any Earnout Units in determining Capital Accounts unless and until such Units are vested upon the occurrence of an Earnout Vesting Event, if any, and (2) in the event the Carrying Value of any Company asset is adjusted pursuant to clause (d) of the definition of Carrying Value, any Profits or Losses resulting from such adjustment shall, in the manner reasonably determined by the Managing Member, be allocated among the Members such that the Capital Account balance relating to each Class A Unit (excluding any Unvested Earnout Units) is equal in amount immediately after making such allocation, after taking into account the non-distribution amounts (as applicable) in accordance with principles similar to those set forth in Treasury Regulations Section 1.704- 1(b)(2)(iv)(s); provided, that if the foregoing allocations pursuant to clause (2) are insufficient to cause the Capital Account balance relating to each Class A Unit to be so equal in amount, then the Managing Member, in its reasonable discretion, shall cause a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3) to cause the Capital Account balance relating to each Class A Unit to be so equal in amount.

Section 5.06. Tax Allocations. For U.S. federal income tax purposes, each item of income, gain, loss and deduction of the Company shall be allocated among the Members in the same manner as the corresponding items of Profits and Losses and specially allocated items are allocated for Capital Account purposes; provided that in the case of any asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated, solely for income tax purposes, to account for such difference using the “traditional method” without curative allocations under Treasury Regulations Section 1.704-3(b). Section 5.07. Tax Advances. To the extent the Managing Member reasonably believes that the Company is required by law to withhold or to make tax payments on behalf of or with respect to any Member, or the Company is subjected to tax itself by reason of the status of any Member (including any taxes paid pursuant to Section 6225 of the Code) (“Tax Advances”), the Managing Member may cause the Company to withhold such amounts and cause the Company to make such tax payments as so required. All Tax Advances made on behalf of a Member shall be repaid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. For all purposes of this Agreement such Member shall be treated as having received the amount of the distribution that is equal to the Tax Advance. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability (including any liability for taxes, penalties, additions to tax or interest, but excluding any penalties, additions to tax or interest imposed as a result of the Company’s failure to withhold or make a tax payment on behalf of such Member which withholding or payment is required pursuant to applicable Law) with respect to income or Tax Advances attributable to such Member; provided, that any remaining Tax Advance with respect to any Member shall be required to be repaid by such Member in full prior to or in connection with (and as a condition of) any Transfer or any Class A Exchange. The obligation of a Member set forth in this Section 5.07 shall survive the withdrawal of a Member from the Company or any Transfer of a Member’s interest.

Section 5.08. Tax Matters. The Managing Member shall act as or designate a Person to act as the “partnership representative” pursuant to the Partnership Audit Provisions (the “Partnership Representative”) and such Person shall have the power to exercise any and all rights that it is or may be entitled to exercise in that capacity. The Partnership Representative shall keep the Continuing Members timely and reasonably informed as to all material tax audits, actions, examinations or proceedings relating to the Company or any of its Subsidiaries (“Tax Proceedings”). The Partnership Representative shall have the exclusive right to represent the Company in respect of any Tax Proceedings. The Members shall cooperate as reasonably requested by the Partnership Representative in connection with any election or decision made by the Partnership Representative acting in that capacity (including by filing amended tax returns and providing information requested).

Section 5.09. Other Allocation Provisions. Certain of the foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations.

In addition to amendments effected in accordance with Section 11.12 or otherwise in accordance with this Agreement, Sections 5.03, 5.04 and 5.05 may also, so long as any such amendment does not materially change the relative economic interests of the Members and the prior written consent of the Continuing Member Representative has been obtained, be amended at any time by the Managing Member if necessary, in the opinion of tax counsel to the Company, to comply with such regulations or any applicable Law.

ARTICLE VI

BOOKS AND RECORDS; REPORTS

Section 6.01. Books and Records.

(a) At all times during the continuance of the Company, the Company shall prepare and maintain separate books of account for the Company in accordance with GAAP.

(b) Except as limited by Section 6.01(c), each Member shall have the right to receive, for a purpose reasonably related to such Member’s interest as a Member in the Company, upon reasonable written demand stating the purpose of such demand and at such Member’s own expense:

(i) a copy of the Certificate and this Agreement and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which the Certificate and this Agreement and all amendments thereto have been executed; and

(ii) promptly after their becoming available, copies of the Company’s U.S. federal income tax returns for the three most recent years.

(c) The Managing Member may keep confidential from the Members, for such period of time as the Managing Member determines in its sole discretion, (i) any information that the Managing Member reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Managing Member believes is not in the best interests of the Company, could damage the Company or its business or that the Company is required by law or by agreement with any third party to keep confidential, including without limitation, information as to the Units held by any other Member. With respect to any schedules, annexes or exhibits to this Agreement, each Member (other than the Managing Member) shall only be entitled to receive and review any such schedules, annexes and exhibits relating to such Member and shall not be entitled to receive or review any schedules, annexes or exhibits relating to any other Member (other than the Managing Member).

(d) The Managing Member shall direct the preparation and filing of all necessary U.S. federal, state and local income tax returns for the Company and its Subsidiaries and all other tax returns deemed necessary and required in each non-U.S. jurisdiction, including making any tax elections. At the Company’s expense, the Managing Member shall use commercially reasonable efforts to, within ninety (90) days following the close of the taxable year of the Company, cause to be prepared and sent to each Member that was a Member during such taxable year such tax information (including a Schedule K-1) reasonably required for U.S. federal, state and local income tax reporting purposes, provided that if such information is not available within such 90-day period, the Managing Member shall provide the Members with a good faith estimate of such information prior to the end of such 90-day period and shall send final information as soon as reasonably practicable thereafter.

(e) The Managing Member shall (i) not rescind the Company’s existing election pursuant to Section 754 of the Code without the prior written consent of the Continuing Member Representative and (ii) cause the Company (and each material direct or indirect subsidiary that is treated as a partnership for U.S. federal income tax purposes) to make or keep in effect an election, pursuant to Section 754 of the Code for each taxable year in which the Effective Date or any Class A Exchange occurs.

(f) No Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

(g) Notwithstanding any other provision to the contrary in this Agreement, in the event of any conflict between Section 10.04 of the Business Combination Agreement and this Agreement, Section 10.04 of the Business Combination Agreement shall control. The Company, the Partnership Representative, the Managing Member, and the Members hereby acknowledge and agree to the foregoing sentence and expressly agree to be bound by the terms of Section 10.04 of the Business Combination Agreement, including with respect to any Tax Proceeding for any taxable period ending before or including the Closing Date. Notwithstanding any provision to the contrary in this Agreement, the Partnership Representative shall make an election under Section 6226 of the Partnership Audit Provisions (and any similar provision of state, local and non-U.S. tax Law) in connection with any audit with respect to any taxable period ending before or including the Closing Date.

ARTICLE VII

COMPANY UNITS

Section 7.01. Units.

(a) Units. Subject to the provisions of this Agreement and subject to the approval of the Board of Directors, the Company shall be authorized to issue from time to time such number of Units and other Equity Securities as the Managing Member shall determine in accordance with and subject to the restrictions in this Section 7.01 and Section 7.02. Subject to this Section 7.01 and Section 7.02, each authorized Unit may be issued pursuant to such agreements as the Managing Member shall approve, including pursuant to warrants, options, or other rights or property to acquire Units or that may be converted into Units. Subject to the approval of the Board of Directors, the Company may reissue any Units that have been repurchased or acquired by the Company; provided that any such issuance, and the admission of any Person as a Member in connection therewith, is otherwise made in accordance with and subject to the restrictions in this LLC Agreement.

Notwithstanding the foregoing, other than in connection with any subdivision or combination in accordance with Section 7.01(j) or (k) or any Reclassification Event, from and after the Effective Date the Managing Member shall not be authorized to issue any Earnout Units. The Units shall be uncertificated. The Company shall not, and the Managing Member shall not cause the Company to, issue any Units if such issuance would result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)).

(b) Outstanding Units. Immediately after the Fathom Effective Time, the Units comprise Class A Units (including the Earnout Units, comprising Tier 1 Earnout Units, Tier 2 Earnout Units and Tier 3 Earnout Units). Except as otherwise provided in this Agreement, each outstanding Class A Unit (other than the Earnout Units) shall be identical to each other Class A Unit (other than the Earnout Units), each outstanding Tier 1 Earnout Unit shall be identical to each other Tier 1 Earnout Unit, each outstanding Tier 2 Earnout Unit shall be identical to each other Tier 2 Earnout Unit, and each outstanding Tier 3 Earnout Unit shall be identical to each other Tier 3 Earnout Unit. The Managing Member’s interest in its capacity as such shall be a non-economic interest in the Company, which does not entitle the Managing Member, solely in its capacity as such, to any Units, distributions or Tax Distributions.

(c) Schedule of Members. The Company shall maintain a schedule, appended hereto as Exhibit A (as updated and amended from time to time in accordance with the terms of this Agreement and current as of the date set forth therein), which shall include: (i) the name and address of each Member; (ii) the aggregate number of and type of Units issued and outstanding and held by each Member; and (iii) each Member’s Capital Contributions following the Fathom Effective Time. The number of Units of each Class held by each Member at the completion of the Equity Transactions is as set forth in the Schedule of Members (as of the Effective Date).

(d) Earnout Units. Each Earnout Unit will be held in accordance with this Agreement unless and until an Earnout Vesting Event occurs with respect to such Earnout Unit or such Earnout Unit is forfeited in accordance with Section 7.01(d)(ii).

(i) From and after the Effective Date until the occurrence of the applicable Earnout Vesting Event, each Tier 1 Earnout Unit, Tier 2 Earnout Unit and Tier 3 Earnout Unit shall be an Unvested Earnout Unit. Upon the occurrence of (i) a Tier 1 Earnout Vesting Event, with respect to the Tier 1 Earnout Units, (ii) a Tier 2 Earnout Vesting Event, with respect to the Tier 2 Earnout Units or (iii) a Tier 3 Earnout Vesting Event, with respect to the Tier 3 Earnout Units, such Earnout Units shall immediately and automatically without any further action on the part of the holder thereof or any other Person (including the Company and the Managing Member) vest and thereafter shall have all rights and privileges of a Class A Unit under this Agreement from and after the Earnout Vesting Date (together with the right to receive any applicable distributions under Section 4.01(b)). On the Effective Date, with respect to any Earnout Unit issued to a Continuing Member, Pubco shall issue to such Continuing Member one share of Class B Common Stock at par value for cash.

(ii) To the extent that, on or before the fifth (5th) anniversary of the Effective Date, an applicable Earnout Vesting Event has not occurred with respect to an Earnout Unit (and as a result such Earnout Unit is an Unvested Earnout Unit), then immediately and without any further action under this Agreement, on the date that is the fifth (5th) anniversary of the Effective Date, any such Earnout Units shall automatically be forfeited and surrendered to the Company and be canceled and extinguished for no consideration and each corresponding share of Class B Common Stock shall automatically be forfeited and surrendered to Pubco and be canceled and extinguished for no consideration.

(iii) [Reserved.]

(iv) The parties hereto intend that, for U.S. federal income tax purposes, (a) the Earnout Units received by the Continuing Members in connection with the transaction contemplated in the Business Combination Agreement not be treated as being received in connection with the performance of services and (b) no such Member be treated as having taxable income or gain as a result of such receipt of such Earnout Units or as a result of holding any such Earnout Units at the time of any Earnout Vesting Event (for avoidance of doubt, excluding any allocations as a result of the last sentence of Section 5.03) and the Company shall prepare and file all tax returns consistent therewith unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. Notwithstanding (and without limiting) the foregoing, each of the Members shall, within thirty (30) days of the Effective Date, file with the IRS (via certified mail, return receipt requested) on a protective basis a completed election under Section 83(b) of the Code and the Treasury Regulations thereunder with respect to any Earnout Units so received and, upon such filing, shall thereafter notify the Company that such Member has made such timely filing and provide the Company with a copy of such election.

(e) [Reserved.]

(f) [Reserved.]

(g) New Pubco Issuances.

(i) Subject to Section 8.04 and Section 7.01(g)(ii), if, at any time after the Effective Date, Pubco issues shares of its Class A Common Stock or any other Equity Security of Pubco (other than shares of Class B Common Stock), (x) upon the contribution set forth in clause (y), the Company shall concurrently issue to Pubco an equal number of Class A Units (if Pubco issues shares of Class A Common Stock), or an equal number of such other Equity Security of the Company corresponding to the Equity Securities issued by Pubco (if Pubco issued Equity Securities other than Class A Common Stock), and, in each case, with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities so issued and (y) Pubco shall concurrently contribute to the Company all of the net proceeds or other property received by Pubco, if any, for such share of Class A Common Stock or other Equity Security (provided, that, the Company shall not be required to reimburse hereunder any costs or expenses which were netted off the gross proceeds received).

(ii) Notwithstanding anything to the contrary contained in Section 7.01(g)(i) or Section 7.01(g)(iii), this Section 7.01(g) shall not apply to (x) the issuance and distribution to holders of shares of Pubco Common Stock of rights to purchase Equity Securities of Pubco under a “poison pill” or similar shareholder rights plan (and upon exchange of Class A Units for Class A Common Stock, such Class A Common Stock shall be issued together with a corresponding right under such plan), (y) the issuance under Pubco’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock units, performance based award or other rights to acquire Equity Securities of Pubco or rights or property that may be converted into or settled in Equity Securities of Pubco, but shall in each of the foregoing cases apply to the issuance of Equity Securities of Pubco in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards (including as set forth in clause (iii) below, as applicable) or (z) the issuance of Class A Common Stock upon the conversion of Class C Common Stock (as defined in the Business Combination Agreement) upon the closing of the Equity Transactions or any other issuances in connection with the Equity Transactions. Restricted stock granted under any such employee benefit plan shall be treated as outstanding for purposes of Section 7.01(g)(i).

(iii) In the event any outstanding Equity Security of Pubco is exercised or otherwise converted and, as a result, any shares of Class A Common Stock or other Equity Securities of Pubco are issued, (x) the corresponding Equity Security outstanding at the Company, if any, shall be similarly exercised or otherwise converted, if applicable, (y) an equivalent number of Class A Units or equivalent Equity Securities of the Company shall be issued to Pubco, and (z) Pubco shall concurrently contribute to the Company, the net proceeds received by Pubco from any such exercise or conversion (provided, that, the Company shall not be required to reimburse hereunder any costs or expenses which were netted off the gross proceeds received).

(h) Pubco Debt Issuance. If at any time Pubco or any of its Subsidiaries (other than the Company and its Subsidiaries) issues Debt Securities, Pubco or such Subsidiary shall transfer to the Company, the net proceeds received by Pubco or such Subsidiary, as applicable, in exchange for such Debt Securities in a manner that directly or indirectly burdens the Company with the repayment of the Debt Securities (provided, that, the Company shall not be required to reimburse hereunder any costs or expenses which were netted off the gross proceeds received).

(i) New Company Issuances. Except pursuant to Section 8.04, (x) the Company may not issue any additional Units to Pubco or any of its Subsidiaries (other than the Company and its Subsidiaries) unless (i) substantially simultaneously therewith Pubco or such Subsidiary issues or transfers an equal number of newly-issued shares of Class A Common Stock (or relevant Equity Security of such Subsidiary) to another Person or Persons, and (ii) such issuance is in accordance with Section 7.01(g), and (y) the Company may not issue any other Equity Securities of the Company to Pubco or any of its Subsidiaries (other than the Company and its Subsidiaries) unless (i) substantially simultaneously therewith Pubco or such Subsidiary issues or transfers, to another Person, an equal number of newly-issued shares of Equity Securities of Pubco or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company, and (ii) such issuance is in accordance with Section 7.01(g).

(j) Repurchases and Redemptions.

(i) Subject to Section 7.01(j)(ii), Pubco or any of its Subsidiaries (other than the Company and its Subsidiaries) may redeem, repurchase or otherwise acquire (A) shares of Class A Common Stock pursuant to a repurchase plan or program approved by the Board of Directors (or otherwise in connection with a transaction approved by the Board of Directors), provided that substantially simultaneously therewith, the Company shall redeem, repurchase or otherwise acquire from Pubco or such Subsidiary an equal number of Class A Units for the same price per security, if any, or (B) any other Equity Securities of Pubco or any of its Subsidiaries (other than the Company and its Subsidiaries) pursuant to a Board of Directors approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board of Directors), provided that substantially simultaneously therewith, the Company shall redeem, repurchase or otherwise acquire from Pubco or such Subsidiary an equal number of the corresponding class or series of Equity Securities of the Company with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of Pubco or such Subsidiary for the same price per security, if any, and substantially equivalent form of consideration.

(ii) The Company may not redeem, repurchase or otherwise acquire (x) any Class A Units from Pubco or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously Pubco or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a repurchase plan or program approved by the Board of Directors (or otherwise in connection with a transaction approved by the Board of Directors) an equal number of shares of Class A Common Stock for the same price per security from holders thereof or (y) any other Equity Securities of the Company from Pubco or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously Pubco or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a repurchase plan or program approved by the Board of Directors (or otherwise in connection with a transaction approved by the Board of Directors) for the same price, and substantially equivalent form of consideration, per security an equal number of Equity Securities of Pubco (or such Subsidiary) of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of Pubco or such Subsidiary.

(iii) Notwithstanding the foregoing clauses (i) and (ii), to the extent that any consideration payable by Pubco in connection with the redemption, repurchase or acquisition of any shares of Class A Common Stock or other Equity Securities of Pubco or any of its Subsidiaries (other than the Company and its Subsidiaries) consists (in whole or in part) of shares of Class A Common Stock or such other Equity Securities (including in connection with the cashless exercise of an option or warrant (or other convertible right or security)) other than under Pubco’s employee benefit plans for which there is no corresponding Class A Units or other Equity Securities of the Company, then the redemption, repurchase or acquisition of the corresponding Class A Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.

(k) Equity Subdivisions and Combinations.

(i) The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Units unless approved by the Board of Directors and accompanied by an identical subdivision or combination, as applicable, of the outstanding Pubco Common Stock or other related class or series of Equity Security of Pubco, with corresponding changes made with respect to any other exchangeable or convertible Equity Securities of the Company and Pubco.

(ii) Except in accordance with Section 8.04(c), Pubco shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Pubco Common Stock or any other class or series of Equity Security of Pubco, unless approved by the Board of Directors and accompanied by an identical subdivision or combination, as applicable, of the outstanding Units or other related class or series of Equity Security of the Company, with corresponding changes made with respect to any applicable exchangeable or convertible Equity Securities of the Company and Pubco.

(l) [Reserved.]

(m) [Reserved.]

(n) General Authority. For the avoidance of doubt, but subject to the rest of the provisions of this Section 7.01, the Company and Pubco (including in its capacity as the Managing Member of the Company) shall be permitted to undertake all actions, including an issuance, redemption, reclassification, distribution, division or recapitalization, with respect to the Units to maintain at all times a one-to-one ratio between (i) the number of Class A Units owned by Pubco and its Subsidiaries (excluding the Company’s Subsidiaries), directly or indirectly, and the number of outstanding shares of Class A Common Stock, and (ii) the number of outstanding shares of Class B Common Stock held by any Person and the number of Class A Units held by such Person (other than Pubco or any of its Subsidiaries, but excluding the Company’s Subsidiaries), disregarding, for purposes of maintaining the one-to-one ratios in clause (i), (A) options, rights or securities of Pubco issued under any plan involving the issuance of any Equity Securities that are convertible into or exercisable or exchangeable for Class A Common Stock, (B) treasury stock, or (C) preferred stock or other debt or equity securities (including warrants, options or rights) issued by Pubco that are convertible or into or exercisable or exchangeable for Class A Common Stock (but in each case prior to such conversion or exchange).

Section 7.02. Register; Certificates; Legends. The Company shall maintain a schedule of Units, other Company securities and all Members setting forth: (i) the name and address of each Member; (ii) the aggregate number of Units and the aggregate number of each Class or series of Units or other Company securities; (iii) the aggregate number of Units and the aggregate number of each Class or series of Units or other Company securities held by each Member or Assignee; and (iv) the Capital Contributions made or deemed made by each Member (such schedule, as amended and/or restated in accordance with this Agreement, the “Schedule of Members”). To the fullest extent permitted by applicable Law, the Schedule of Members shall be the definitive record of ownership of each Unit and all relevant information with respect to each Member. Unless the Managing Member in its sole discretion shall determine otherwise, Units shall be uncertificated and recorded in the Schedule of Members. Certificates, if any, representing Units that are issued to any Member shall bear a legend in substantially the following form:

THE SECURITIES PRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, OR TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF FATHOM HOLDCO, LLC DATED AS OF [•], AS AMENDED FROM TIME TO TIME A COPY OF WHICH WILL BE FURNISHED BY FATHOM HOLDCO, LLC UPON REQUEST.

Section 7.03. Registered Members. The Company shall be entitled to recognize the exclusive right of a Person listed on the Schedule of Members as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Act or other applicable Law.

Section 7.04. Reclassification Events of Pubco. If a Reclassification Event occurs, the Managing Member or its successor as a result of such Reclassification Event, as the case may be, shall, as and to the extent necessary, amend this Agreement in compliance with Section 11.12, and enter into any necessary supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (a) the exchange rights of holders of Units set forth in Section 8.04 provide that each Class A Unit (together with the surrender and delivery of one (1) share of Class B Common Stock) is exchangeable for the same amount and same type of property, securities or cash (or combination thereof) that one (1) share of Class A Common Stock (subject to Section 8.04(c)) becomes exchangeable for or converted into as a result of the Reclassification Event and (b) Pubco or the successor to Pubco as a result of such Reclassification Event, as applicable, is obligated to deliver such property, securities or cash upon such exchange. Pubco shall not consummate or agree to consummate any Reclassification Event unless the successor Person as a result of such Reclassification Event, if any, becomes obligated to comply with the obligations of Pubco (in whatever capacity) under this Agreement.

ARTICLE VIII

FORFEITURE OF UNITS;

EXCHANGES; TRANSFER RESTRICTIONS

Section 8.01. [Reserved.]

Section 8.02. [Reserved.]

Section 8.03. Member Transfers.

(a) No Member shall be permitted to Transfer all or any portion of its Units, except Transfers made in accordance with the provisions of Section 8.03(b). If, notwithstanding the provisions of this Section 8.03(a), all or any portion of a Member’s Units are Transferred by such Member in violation of this Section 8.03(a), involuntarily, by operation of Law or otherwise, the Transferee of such Units (or portion thereof) shall not be admitted to the Company as a Member nor be entitled to any rights as a Member under this Agreement, and the Transferor will continue to be bound by all obligations under this Agreement. Any attempted or purported Transfer of all or a portion of a Member’s Units in violation of this Section 8.03(a) shall, to the fullest extent permitted by Law, be null and void ab initio and of no force or effect whatsoever. Subject to the restrictions set forth herein, (i) no shares of Class B Common Stock may be Transferred by a Member unless an equal number of Class A Units are Transferred therewith in accordance with this Agreement (including in respect of those Transfers permitted by Section 8.03(b)), and (ii) no Class A Units may be Transferred by a Member holding Class B Common Stock unless an equal number of shares of Class B Common Stock are Transferred therewith in accordance with this Agreement (including in respect of those Transfers permitted by Section 8.03(b)).

(b) The Transfer restrictions contained in Section 8.03(a) shall not apply to any Transfer (each, a “Permitted Transfer”): (i) in connection with a Class A Exchange effected in accordance with the provisions of this Agreement, (ii) by a Member to Pubco or any of its wholly-owned Subsidiaries, or (iii) by a Member to any of such Member’s Permitted Transferees, in each case, in accordance with this Section 8.03, provided, however, that, following any Permitted Transfer pursuant to clause (iii), the restrictions contained in this Agreement will continue to apply to such Units and, as a condition to such Transfer, the Transferee shall be required to execute a joinder to this Agreement and agree in writing to be bound by the provisions of this Agreement. In the case of a Permitted Transfer of any Class A Units by a Continuing Member, such Transferring Member shall be required to Transfer an equal number of shares of Class B Common Stock to such Transferee. All Permitted Transfers are subject to the additional limitations set forth in Section 8.06.

Section 8.04. Class A Exchanges.

(a) Right to Exchange for Class A Common Stock.

(i) Subject to adjustment as provided in Section 8.04(c), to any restrictions imposed by the Managing Member as provided in Section 8.06(b) and to the provisions of this Agreement, each Member holding Class A Units (together with its Affiliates, including other Continuing Members, and Permitted Transferees), other than the Managing Member and its Subsidiaries who shall not have the right to effect a Class A Exchange, (i) that is not a CORE Party or an Affiliate or Permitted Transferee thereof, shall be entitled to cause the Company to effect a Class A Exchange up to one (1) time per calendar quarter by delivering a Class A Exchange Notice to the Company and the Managing Member and (ii) that is a CORE Party or any Affiliate or Permitted Transferee thereof shall be entitled to cause the Company to effect a Class A Exchange up to two (2) times per calendar quarter, collectively, by delivering a Class A Exchange Notice to the Managing Member and to the Company. Any Class A Exchange under this Section 8.04 must be with respect to a number of Class A Units at least equal to the Maximum Exchange Amount.

(ii) For the avoidance of doubt, Unvested Earnout Units are not permitted to be exchanged pursuant to this Section 8.04, and in no event shall the Company or Pubco effect an exchange of an Earnout Unit unless and until an Earnout Vesting Event and Earnout Vesting Date has occurred with respect to such Earnout Unit and it has vested in accordance with the terms hereof.

(b) Exchange Procedures.

(i) A Class A Exchanging Member shall exercise its right to make a Class A Exchange as set forth in Section 8.04(a) above by providing such Class A Exchange Notice during normal business hours at the principal executive office of Pubco and the Company (or otherwise in accordance with Section 11.02). Within three (3) Business Days following its receipt of a Class A Exchange Notice, the Managing Member may elect to settle all or a portion of the Class A Exchanged Units in cash in an amount equal to the Class A Cash Amount (in lieu of shares of Class A Common Stock), by giving written notice of such election to the Class A Exchanging Member within such three (3) Business Day period (such notice, the “Cash Exchange Notice”). The Cash Exchange Notice shall set forth the portion of the Class A Exchanged Units subject to the Class A Exchange which shall be exchanged for cash in lieu of Class A Common Stock. To the extent any Class A Exchange relates to the exercise of the Class A Exchanging Member’s registration rights under the Registration Rights Agreement, Pubco and the Company shall cooperate in good faith with such Class A Exchanging Member to exercise such Class A Exchange in a manner which preserves such Class A Exchanging Member’s rights thereunder. At any time following the delivery of a Cash Exchange Notice and prior to the Class A Exchange Date, the Managing Member may elect (by giving written notice of such election to the Class A Exchanging Member) to revoke the Cash Exchange Notice with respect to all or any portion of the Class A Exchanged Units and instead deliver the applicable Class A Exchanged Shares with respect to any such Class A Exchanged Units on the Class A Exchange Date.

(ii) [Reserved].

(iii) Each Class A Exchange shall be consummated on the Class A Exchange Date. On the Class A Exchange Date (to be effective immediately prior to the close of business on the Class A Exchange Date), (a) Pubco shall contribute to the Company for delivery to the Class A Exchanging Member (x) the Class A Exchanged Shares with respect to such Class A Exchanged Units not subject to a Cash Exchange Notice and (y) the Class A Cash Amount with respect to any Class A Exchanged Units subject to a Cash Exchange Notice, (b) the Class A Exchanging Member shall transfer and surrender the Class A Exchanged Units to the Company, free and clear of all liens and encumbrances, (c) the Company shall issue to Pubco a number of Class A Units equal to the number of shares of Class A Common Stock to be delivered pursuant to clause (a)(x), (d) solely to the extent necessary in connection with a Class A Exchange, Pubco shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the Class A Common Stock necessary in order to maintain a one-to-one ratio between the number of Class A Units owned by Pubco, directly or indirectly, and the number of outstanding shares of Class A Common Stock, taking into account the issuance in clause (c), any Class A Exchanged Shares, and any other action taken in connection with this Section 8.04, (e) the Company shall (x) cancel the redeemed Class A Units which were Class A Exchanged Units held by the Class A Exchanging Member and (y) transfer to the Class A Exchanging Member the Class A Cash Amount and/or the Class A Exchanged Shares, as applicable, and (f) Pubco shall cancel the surrendered shares of Class B Common Stock. Upon the Class A Exchange of all of a Member’s Class A Units, such Class A Member shall cease to be a Class A Member of the Company.

(iv) The Company and each Class A Exchanging Member shall bear their own expenses in connection with the consummation of any Class A Exchange, except that the Company shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Class A Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered in a name other than that of the Class A Exchanging Member, then such Class A Exchanging Member and/or the person in whose name such shares are to be delivered shall pay to the Company the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Class A Exchange or shall establish to the reasonable satisfaction of the Company that such tax has been paid or is not payable (and shall indemnify the Company in the event such transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Class A Exchange are not so paid).

(v) Pubco may adopt reasonable procedures for the implementation of the Class A Exchange provisions set forth in this Section 8.04; provided that without the consent of each Continuing Member, Pubco shall not adopt any procedures inconsistent with or that impair or adversely affect the rights of a Member to Exchange Class A Units pursuant to this Agreement. A Class A Exchanging Member may not revoke a Class A Exchange Notice delivered pursuant to Section 8.04(a) above without the consent of the Managing Member, which consent may not be unreasonably withheld, delayed or conditioned.

(vi) Notwithstanding anything to the contrary herein, additional restrictions may be imposed on Class A Exchanges by the Managing Member as provided in Section 8.06(b).

(c) Adjustment. If there is: (i) any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Class A Units that is not accompanied by an identical subdivision or combination of the Class A Common Stock; or (ii) any subdivision (by any stock split, stock dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock split, reclassification, reorganization, recapitalization or otherwise) of the Class A Common Stock that is not accompanied by an identical subdivision or combination of the Units, then, in each case, to the extent necessary to maintain the economic equivalency in the value surrendered for exchange and the value received, the Managing Member shall in good faith adjust the number of shares of Class A Common Stock for which a Class A Unit is entitled to be exchanged under this Section 8.04 accordingly. If there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock is converted or changed into another security, securities or other property, then upon any subsequent Class A Exchange, a Class A Exchanging Member shall be entitled to receive the amount of such security, securities or other property that such Class A Exchanging Member would have received if such Class A Exchange had occurred immediately prior to the effective date of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. Except as may be required in the immediately preceding sentence, no adjustments in respect of distributions shall be made upon a Class A Exchange.

(d) Class A Common Stock to be Issued.

(i) Pubco shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon a Class A Exchange, such number of shares of Class A Common Stock as shall be deliverable upon any such Class A Exchange; provided that nothing contained herein shall be construed to preclude the Company from satisfying its obligations in respect of the Class A Exchange by delivery of shares of Class A Common Stock which are held in the treasury of Pubco or any of its subsidiaries (other than the Company or any of its subsidiaries) or by delivery of purchased shares of Class A Common Stock (which may or may not be held in the treasury of Pubco or any subsidiary thereof). Pubco and the Company covenant that all Class A Common Stock issued upon a Class A Exchange will, upon issuance, be validly issued, fully paid and non-assessable.

(ii) Pubco and the Company covenant and agree that, to the extent that a Registration Statement under the Securities Act is effective and available for shares of Class A Common Stock to be delivered with respect to any Class A Exchange, shares that have been registered under the Securities Act shall be delivered in respect of such Class A Exchange. In the event that any Class A Exchange in accordance with this Agreement is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the applicable Class A Exchanging Member, Pubco and the Company shall use commercially reasonable efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. Pubco and the Company shall use commercially reasonable efforts to list the Class A Common Stock required to be delivered upon a Class A Exchange prior to such delivery upon each national securities exchange or inter-dealer quotation system upon which the outstanding Class A Common Stock may be listed or traded at the time of such delivery.

(e) Pubco Offers. In the event that a tender offer, share exchange offer, or take-over bid or similar transaction with respect to Class A Common Stock or another Equity Security of Pubco (a “Pubco Offer”) is proposed by Pubco or is proposed to Pubco or its stockholders, the holders of Class A Units (or such other Equity Security of the Company corresponding to such Pubco Equity Security) shall be permitted to participate in such Pubco Offer by delivery of a Class A Exchange Notice (which Class A Exchange Notice shall be effective immediately prior to the consummation of such Pubco Offer (and, for the avoidance of doubt, shall be contingent upon such Pubco Offer and not be effective if such Pubco Offer is not consummated)). In the case of a Pubco Offer, Pubco shall use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of Class A Units or other Equity Security to participate in such Pubco Offer to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock or other Equity Security without discrimination; provided that, without limiting the generality of this sentence (and without limiting the ability of any Member holding Class A Units or such other Equity Security to consummate a Class A Exchange at any time pursuant to the terms of this Agreement), the Managing Member shall use its reasonable best efforts to ensure that such holders of Class A Units or such other Equity Security may participate in such Pubco Offer without being required to effect a Class A Exchange of their Class A Units and cancel their shares of Class B Common Stock, as the case may be, (or, if so required, to ensure that any such Class A Exchange and cancelation shall be effective only upon, and shall be conditional upon, the closing of the transactions contemplated by the Pubco Offer). For the avoidance of doubt, in no event shall the holders of Class A Units be entitled to receive in such Pubco Offer aggregate consideration for each Class A Unit and share of Class B Common Stock, taken together, that is greater than or less than the consideration payable in respect of each share of Class A Common Stock in connection with such Pubco Offer (it being understood that payments under or in respect of the Tax Receivable Agreement shall not be considered part of any such consideration, and shall be in addition thereto).

(f) Pubco Call Rights. Notwithstanding anything to the contrary contained in this Section 8.04, with respect to any Class A Exchange Notice, a Class A Exchanging Member shall be deemed to have offered to sell its Class A Exchanged Units as described in any Class A Exchange Notice directly to Pubco (rather than to the Company), and Pubco may, by delivery of a written notice to the Class A Exchanging Member no later than three (3) Business Days following the giving of a Class A Exchange Notice, in accordance with, and subject to the terms of, this Section 8.4(f) (such notice, a “Pubco Call Notice”), elect to purchase directly and acquire such Class A Exchanged Units on the Class A Exchange Date by paying to the Class A Exchanging Member (or such other Person specified in the Class A Exchange Notice) the Class A Exchanged Shares and/or Class A Cash Amount with respect to the Class A Exchanged Units, whereupon Pubco shall acquire the Class A Exchanged Units on the Class A Exchange Date and be treated for all purposes of this Agreement as the owner of such Class A Units. Except as otherwise provided in this Section 8.04(f), an exercise of the call right of Pubco set forth in this Section 8.04(f) shall be consummated pursuant to the same timeframe and in the same manner as the relevant Class A Exchange would have been consummated if Pubco had not given a Pubco Call Notice, in each case as relevant.

(g) Distribution Rights. No Class A Exchange shall impair the right of the Class A Exchanging Member to receive any distributions payable on the Units redeemed pursuant to such Class A Exchange in respect of a record date that occurs prior to the Class A Exchange Date for such Class A Exchange. No Class A Exchanging Member, or a Person designated by a Class A Exchanging Member to receive shares of Class A Common Stock, shall be entitled to receive, with respect to such record date, distributions or dividends both on Class A Units redeemed by the Company from such Class A Exchanging Member and on shares of Class A Common Stock received by such Class A Exchanging Member, or other Person so designated, if applicable, in such Class A Exchange.

(h) Tax Treatment. For U.S. federal and applicable state and local income tax purposes, each of the Class A Exchanging Member, the Company and Pubco agree to treat each Class A Exchange as a sale by the Class A Exchanging Member of the Class A Exchanging Member’s Class A Units (together with a corresponding number of outstanding shares of Class B Common Stock, which shares shall not be allocated economic value in excess of par value) to Pubco in exchange for the Class A Common Stock.

Section 8.05. [Reserved].

Section 8.06. Further Restrictions.

(a) Notwithstanding any contrary provision in this Agreement, other than with respect to Transfers in accordance with Section 8.04, in no event may any Transfer of a Unit be made by any Member or Assignee if the Managing Member determines in its reasonable discretion that:

(i) such Transfer is made to any Person who lacks the legal right, power or capacity to own such Unit;

(ii) such Transfer would require the registration of such transferred Unit or of any Class of Unit pursuant to any applicable U.S. federal or state securities laws (including, without limitation, the Securities Act or the Exchange Act) or other non-U.S. securities laws (including Canadian provincial or territorial securities laws) or would constitute a non-exempt distribution pursuant to applicable provincial or state securities laws; or

(iii) such Transfer would cause (i) all or any portion of the assets of the Company to (A) constitute “plan assets” (under ERISA, the Code or any applicable Similar Law) of any existing or contemplated Member, or (B) be subject to the provisions of ERISA, Section 4975 of the Code or any applicable Similar Law, or (ii) the Managing Member to become a fiduciary with respect to any existing or contemplated Member, pursuant to ERISA, any applicable Similar Law, or otherwise.

(b) Notwithstanding any contrary provision in this Agreement, in no event shall any Transfer of a Unit be made by any Member or Assignee if the Managing Member determines in its reasonable discretion that such Transfer would pose a material risk that such Transfer would (i) be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof” as such terms are used in Treasury Regulations Section 1.7704-1, (ii) result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), or (iii) cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder. In addition, notwithstanding any contrary provision in this Agreement, to the extent the Managing Member reasonably determines that additional restrictions on Transfers (including, for the avoidance of doubt, Class A Exchanges) are advisable to minimize the risk that the Company is not treated as a “publicly traded partnership” under Section 7704 of the Code, the Managing Member shall impose such additional restrictions on Transfers as the Managing Member reasonably determines to be so advisable.

(c) To the fullest extent permitted by law, any Transfer in violation of this Article VIII shall be deemed null and void ab initio and of no effect.

Section 8.07. Rights of Assignees. The Transferee of any Permitted Transfer permitted pursuant to this Article VIII will be an assignee only (“Assignee”), and only will receive, to the extent transferred, the distributions and allocations of income, gain, loss, deduction, credit or similar item to which the Member which transferred its Units would be entitled, and such Assignee will not be entitled or enabled to exercise any other rights or powers of a Member, such other rights, and all obligations relating to, or in connection with, such interest remaining with the transferring Member, unless and until such time as such Transferee is admitted to the Company as a Member pursuant to Section 8.09. The transferring Member will remain a Member even if it has transferred all of its Units to one or more Assignees until such time as all such Assignee(s) have been admitted to the Company as a Member pursuant to Section 8.09.

Section 8.08. Admissions, Resignations and Removals.

(a) Pubco shall not, by any means, resign as, cease to be or be replaced as Managing Member except in compliance with this Section 8.08 and except with the approval of a majority of the independent directors serving on the Board of Directors. No termination or replacement of Pubco as Managing Member shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of Pubco, its successor by merger (if applicable) and any new Managing Member and the rights of all Members under this Agreement and applicable Law remain in full force and effect. No appointment of a Person other than Pubco (or its successor by merger, as applicable) as Managing Member shall be effective unless (a) the new Managing Member executes a joinder to this Agreement and agrees to be bound by the terms and conditions in this Agreement, and (b) Pubco (or its successor by merger, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against Pubco (or its successor by merger, as applicable) and the new Managing Member (as applicable), to cause (i) Pubco to comply with all Pubco’s obligations under this Agreement (including its obligations under Section 8.04 and 7.01(c)(iii)) other than those that must necessarily be taken solely in its capacity as Managing Member and (ii) the new Managing Member to comply with all the Managing Member’s obligations under this Agreement.

(b) No Member will be removed or entitled to resign from being a Member of the Company except in accordance with Section 8.10 hereof. Any additional Managing Member or substitute Managing Member admitted as a Managing Member of the Company pursuant to this Section 8.08 is hereby authorized to, and shall, continue the Company without dissolution.

(c) Except as otherwise provided in Article IX or the Act, no admission, substitution, resignation or removal of a Member will cause the dissolution of the Company. To the fullest extent permitted by law, any purported admission, resignation or removal that is not in accordance with this Agreement shall be null and void.

Section 8.09. Admission of Assignees as Substitute Members. An Assignee will become a substitute Member only if and when each of the following conditions is satisfied:

(a) the Managing Member consents in writing to such admission (to the extent required in accordance with Section 8.03);

(b) if required by the Managing Member, the Managing Member receives written instruments (including, without limitation, copies of any instruments of Transfer) that are in a form satisfactory to the Managing Member; and

(c) such Assignee signs a joinder or counterpart to this Agreement agreeing to become a party to and bound by this Agreement as a substitute Member.

Section 8.10. Resignation and Removal of Members. Subject to Section 8.07, if a Member (other than the Managing Member) ceases to hold any Units, then such Member shall cease to be a Member and to have the power to exercise any rights or powers of a member of the Company, and shall be deemed to have resigned from the Company.

ARTICLE IX

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 9.01. No Dissolution. Except as required by the Act, the Company shall not be dissolved by the admission of additional Members or resignation of Members in accordance with the terms of this Agreement. The Company may be dissolved, liquidated, wound up and terminated only pursuant to the provisions of this Article IX, and the Members hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company assets.

Section 9.02. Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events (each, a “Dissolution Event”):

(a) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act upon the finding by a court of competent jurisdiction that it is not reasonably practicable to carry on the business of the Company in conformity with this Agreement;

(b) any event which makes it unlawful for the business of the Company to be carried on by the Members;

(c) the written consent of all Members;

(d) at any time there are no Members, unless the Company is continued in accordance with the Act; or

(e) the determination of the Managing Member, with the consent of the Continuing Member Representative for so long as the Continuing Members hold Units; provided that in the event of a dissolution pursuant to this clause (e), the relative economic rights of each Class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 9.03 below in connection with the winding up of the Company, taking into consideration tax and other legal constraints that may adversely affect one or more parties hereto and subject to compliance with applicable laws and regulations, unless, and to the extent that, with respect to any Class of Units, holders of not less than 75% of the Units of such Class consent in writing to a treatment other than as described above; provided, that prior to the occurrence of a Tier 1 Earnout Vesting Event, a Tier 2 Earnout Vesting Event or a Tier 3 Earnout Vesting Event with respect to the Tier 1 Earnout Units, the Tier 2 Earnout Units and the Tier 3 Earnout Units, respectively, such Units shall not have any economic rights under this Agreement.

Section 9.03. Distribution upon Dissolution. Upon dissolution, the Company shall not be terminated and shall continue until the winding up of the affairs of the Company is completed. Upon the winding up of the Company, the Managing Member, or any other Person designated by the Managing Member (the “Liquidation Agent”), shall take full account of the assets and liabilities of the Company and shall, unless the Managing Member determines otherwise, liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof. The proceeds of any liquidation shall be applied and distributed in the following order:

(a) First, to the satisfaction of debts and liabilities of the Company (including satisfaction of all indebtedness to Members and/or their Affiliates to the extent otherwise permitted by law) including the expenses of liquidation, and including the establishment of any reserve which the Liquidation Agent shall deem reasonably necessary for any contingent, conditional or unmatured contractual liabilities or obligations of the Company (“Contingencies”). Any such reserve may be paid over by the Liquidation Agent to any attorney-at-law, or acceptable party, as escrow agent, to be held for disbursement in payment of any Contingencies and, at the expiration of such period as shall be deemed advisable by the Liquidation Agent for distribution of the balance in the manner hereinafter provided in this Section 9.03;

(b) Second, to the satisfaction of (i) any payments due pursuant to Section 4.01(b), if any, to the Members holding Class A Units for which such distributions are due, pro rata in accordance with all such Members’ respective Class A Units for which such distributions are due; and

(c) The balance, if any, to the Members, pro rata in accordance with the Members’ respective Class A Units other than Unvested Earnout Units.

Section 9.04. Time for Liquidation. A reasonable amount of time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Liquidation Agent to minimize the losses attendant upon such liquidation.

Section 9.05. Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the holders of Units in the manner provided for in this Article IX, and the Certificate shall have been cancelled in the manner required by the Act.

Section 9.06. Claims of the Members. The Members shall look solely to the Company’s assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members shall have no recourse against the Company or any other Member or any other Person. No Member with a negative balance in such Member’s Capital Account shall have any obligation to the Company or to the other Members or to any creditor or other Person to restore such negative balance during the existence of the Company, upon dissolution or termination of the Company or otherwise, except to the extent required by the Act.

Section 9.07. Survival of Certain Provisions. Notwithstanding anything to the contrary in this Agreement, the provisions of Section 5.07, Section 5.08, Section 10.02, Section 11.09 and Section 11.10 shall survive the termination of the Company.

ARTICLE X

LIABILITY AND INDEMNIFICATION

Section 10.01. Liability of Members.

(a) No Member and no Affiliate, manager, member, employee or agent of a Member shall be liable for any debt, obligation or liability of the Company or of any other Member or have any obligation to restore any deficit balance in its Capital Account solely by reason of being a Member of the Company, except to the extent required by the Act.

(b) This Agreement is not intended to, and does not, create or impose any duty (including any fiduciary duty) on any of the Members (other than the Managing Member in its capacity as such) hereto or on their respective Affiliates. Further, notwithstanding any other provision of this Agreement or any duty otherwise existing at law or in equity, the parties hereto agree that no Member (other than the Managing Member, in its capacity as such, as set forth in Section 3.06) shall, to the fullest extent permitted by law, have any duties (including fiduciary duties) to any other Member or to the Company, and in doing so, the parties recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement; provided, however, that each Member shall have the duty to act in accordance with the implied contractual covenant of good faith and fair dealing.

(c) To the extent that, at law or in equity, any Member has duties (including fiduciary duties) and liabilities relating thereto to the Company, to another Member or to another Person who is a party to or is otherwise bound by this Agreement, the Members (other than the Managing Member in its capacity as such) acting under this Agreement will not be liable to the Company, to any such other Member or to any such other Person who is a party to or is otherwise bound by this Agreement, for their good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities relating thereto of any Member otherwise existing at law or in equity, are agreed by the Members to replace to that extent such other duties and liabilities of the Members relating thereto.

(d) The Managing Member may consult with legal counsel, accountants and financial or other advisors selected by it, and any act or omission taken by the Managing Member on behalf of the Company or in furtherance of the interests of the Company in good faith in reliance upon and in accordance with the advice of such Person as to matters the Managing Member reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion or advice, and the Managing Member will be fully protected in so acting or omitting to act so long as such counsel or accountants or financial or other advisors were selected with reasonable care.

Section 10.02. Indemnification.

(a) Exculpation and Indemnification. Notwithstanding any other provision of this Agreement, whether express or implied, to the fullest extent permitted by law, no Indemnitee shall be liable to the Company or any Member for any act or omission in relation to the Company or this Agreement or any transaction contemplated hereby taken or omitted by an Indemnitee in good faith and in the reasonable belief that such act or omission was in the best interests of the Company. To the fullest extent permitted by law, as the same exists or hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), the Company shall indemnify any Indemnitee who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of the Company or otherwise), whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal (hereinafter a “Proceeding”), including appeals, by reason of his or her or its status as an Indemnitee or by reason of any action alleged to have been taken or omitted to be taken by an Indemnitee in such capacity, from and against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred by such Indemnitee in connection with such action, suit or proceeding, including appeals; provided that such Indemnitee shall not be entitled to indemnification hereunder if, but only to the extent that, such Indemnitee’s conduct constituted fraud, bad faith, gross negligence or willful misconduct. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.02(c), the Company shall be required to indemnify an Indemnitee in connection with any action, suit or proceeding (or part thereof) (i) commenced by such Indemnitee only if the commencement of such action, suit or proceeding (or part thereof) by such Indemnitee was authorized by the Managing Member, and (ii) by or in the right of the Company only if the Managing Member has provided its prior written consent. The indemnification of an Indemnitee of the type identified in clause (e) of the definition of Indemnitee shall be secondary to any and all indemnification to which such Indemnitee is entitled from the relevant other Person (including any payment made to such Indemnitee under any insurance policy issued to or for the benefit of such Person or Indemnitee) (the “Primary Indemnification”), and will only be paid to the extent the Primary Indemnification is not paid and/or does not provide coverage (e.g., a self-insured retention amount under an insurance policy). No such Person shall be entitled to contribution or indemnification from or subrogation against the Company. The indemnification of any other Indemnitee shall, to the extent not in conflict with such policy, be secondary to any and all payment to which such Indemnitee is entitled from any relevant insurance policy issued to or for the benefit of the Company or any Indemnitee. For the avoidance of doubt, this Agreement shall not affect the indemnification and advancement of rights provided pursuant to the Existing Agreement in favor of any Person relating to proceedings arising out of actions or omissions occurring in whole or in part prior to the effectiveness of this Agreement.

(b) Advancement of Expenses. To the fullest extent permitted by law, the Company shall promptly pay reasonable expenses (including attorneys’ fees) incurred by any Indemnitee in appearing at, participating in or defending any Proceeding in advance of the final disposition of such Proceeding, including appeals, upon presentation of an undertaking on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 10.02 or otherwise. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.02(c), the Company shall be required to pay expenses of an Indemnitee in connection with any Proceeding (or part thereof) (i) commenced by such Indemnitee only if the commencement of such action, suit or proceeding (or part thereof) by such Indemnitee was authorized by the Managing Member and (ii) by or in the right of the Company only if the Managing Member has provided its prior written consent.

(c) Unpaid Claims. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Section 10.02 is not paid in full within thirty (30) days after a written claim therefor by any Indemnitee has been received by the Company, such Indemnitee may file proceedings to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that such Indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable Law.

(d) Insurance. To the fullest extent permitted by law, the Company may purchase and maintain insurance on behalf of any person described in Section 10.02(a) against any liability asserted against such person, whether or not the Company would have the power to indemnify such person against such liability under the provisions of this Section 10.02 or otherwise.

(i) In the event of any payment by the Company under this Section 10.02, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee from any relevant other Person or under any insurance policy issued to or for the benefit of the Company, such relevant other Person, or any Indemnitee. Each Indemnitee agrees to execute all papers required and take all action necessary to secure such rights, including the execution of such documents as are necessary to enable the Company to bring suit to enforce any such rights in accordance with the terms of such insurance policy or other relevant document. The Company shall pay or reimburse all expenses actually and reasonably incurred by the Indemnitee in connection with such subrogation.

(ii) The Company shall not be liable under this Section 10.02 to make any payment of amounts otherwise indemnifiable hereunder (including, but not limited to, judgments, fines and amounts paid in settlement, and excise taxes with respect to an employee benefit plan or penalties) if and to the extent that the applicable Indemnitee has otherwise actually received such payment under this Section 10.02 or any insurance policy, contract, agreement or otherwise.

(e) Non-Exclusivity of Rights. The provisions of this Section 10.02 shall be applicable to all actions, claims, suits or proceedings made or commenced after the date of this Agreement, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Section 10.02 shall be deemed to be a contract between the Company and each person entitled to indemnification under this Section 10.02 (or legal representative thereof) who serves in such capacity at any time while this Section 10.02 and the relevant provisions of applicable Law, if any, are in effect, and any amendment, modification or repeal hereof shall not affect any rights or obligations then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any such state of facts. If any provision of this Section 10.02 shall be found to be invalid or limited in application by reason of any law or regulation, it shall not affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Section 10.02 shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted by contract, this Agreement or as a matter of law, both as to actions in such person’s official capacity and actions in any other capacity, it being the policy of the Company that indemnification of any person whom the Company is obligated to indemnify pursuant to Section 10.02(a) shall be made to the fullest extent permitted by law.

(f) ARTICLE EIGHT of the Pubco Charter shall apply mutatis mutandis to this Agreement as if it were incorporated herein.

(g)

(i) For purposes of this Article X, (x) “Affiliate” shall mean (A) in respect of a member of the Board of Directors, any Person that, directly or indirectly, is controlled by such member of the Board of Directors (other than the Company and any entity that is controlled by the Company), (B) in respect of any of the Stockholder Parties, a Person that, directly or indirectly, is controlled by any of the Stockholder Parties, controls any of the Stockholder Parties or is under common control with any of the Stockholder Parties and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Company and any entity that is controlled by the Company) and (C) in respect of the Company, any Person that, directly or indirectly, is controlled by the Company and (y) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

(ii) For the purposes of this Article, “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section (F) of Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(iii) For purposes of this Section 10.02, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan.

(iv) This Section 10.02 shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, and purchase and maintain insurance on behalf of, persons other than persons described in Section 10.02(a).

ARTICLE XI

MISCELLANEOUS

Section 11.01. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service (delivery receipt requested), by fax, by electronic mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a) If to the Company, to:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E-mail: SGavin@winston.com, MBergmann@winston.com and JOsborn@winston.com

(b) If to any Member other than the Managing Member, to such Member at the address of such Member as set forth on Exhibit A.

(c) If to the Managing Member, to:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E-mail: SGavin@winston.com, MBergmann@winston.com and JOsborn@winston.com

Section 11.03. Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by Law.

Section 11.04. Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, executors, administrators, heirs, legal representatives and assigns.

Section 11.05. Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to “Articles,” “Sections” and paragraphs shall refer to corresponding provisions of this Agreement.

Each party hereto acknowledges and agrees that the parties hereto have participated collectively in the negotiation and drafting of this Agreement and that he or she or it has had the opportunity to draft, review and edit the language of this Agreement; accordingly, it is the intention of the parties that no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any dispute relating to, in connection with or involving this Agreement. Accordingly, the parties hereby waive to the fullest extent permitted by law the benefit of any rule of law or any legal decision that would require that in cases of uncertainty, the language of a contract should be interpreted most strongly against the party who drafted such language.

Section 11.06. Counterparts. This Agreement may be executed and delivered (including by email or facsimile transmission of a “.pdf” format data) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy by e-mail delivery of a “.pdf” format data rile or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.06.

Section 11.07. Further Assurances. Each Member shall perform all other acts and execute and deliver all other documents as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

Section 11.08. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings, whether oral or written, pertaining thereto (including, without limitation, the Existing Agreement).

Section 11.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to its principles of conflicts laws.

Section 11.10. Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any and all disputes which cannot be settled amicably with respect to this Agreement, including any action (at law or in equity), claim, litigation, suit, arbitration, hearing, audit, review, inquiry, proceeding or investigation or ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement or any matter arising out of or in connection with this Agreement and the rights and obligations arising hereunder or thereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or thereunder brought by a party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Chancery Court, if such court shall not have jurisdiction, any federal court located in the State of Delaware, or, if neither of such courts shall have jurisdiction, any other Delaware state court. Each of the parties hereby irrevocably submits with regard to any such dispute for itself and in respect of its property, generally and unconditionally, to the sole and exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any dispute relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each party irrevocably consents to service of process in any dispute in any of the aforesaid courts by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized overnight delivery service, to such party at such party’s address referred to in Section 11.02. Each party hereby irrevocably and unconditionally waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action brought by any party with respect to this Agreement (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 11.10; (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); or (iii) any objection which such party may now or hereafter have (A) to the laying of venue of any of the aforesaid actions arising out of or in connection with this Agreement brought in the courts referred to above; (B) that such action brought in any such court has been brought in an inconvenient forum and (C) that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b) To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or to such party’s property, each such party hereby irrevocably waives such immunity in respect of such party’s obligations with respect to this Agreement.

(c) EACH PARTY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY AGREEING TO THE CHOICE OF DELAWARE LAW TO GOVERN THIS AGREEMENT AND TO THE JURISDICTION OF DELAWARE COURTS IN CONNECTION WITH PROCEEDINGS BROUGHT HEREUNDER. THE PARTIES INTEND THIS TO BE AN EFFECTIVE CHOICE OF DELAWARE LAW AND AN EFFECTIVE CONSENT TO JURISDICTION AND SERVICE OF PROCESS UNDER 6 DEL. C. § 2708.

(d) EACH PARTY, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

Section 11.11. Expenses. Except as otherwise specified in this Agreement, the Company shall be responsible for all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred by the Members and the Company in connection with the preparation, negotiation, and operation of this Agreement.

Section 11.12. Amendments and Waivers.

(a) This Agreement (including the Schedules and Annexes hereto) may be amended, supplemented, waived or modified only with the approval of the Managing Member in its sole discretion (including by means of merger, consolidation or other business combination to which the Company is a party); provided that no amendment shall be effective until written notice has been provided to the Members, and any Member holding Class A Units shall have the right to file a Class A Exchange Notice prior to the effectiveness of such amendment; provided, further, that no amendment, supplement, waiver or modification may disproportionately and adversely affect a Member or remove or alter a right or privilege granted to a Member, without such Member’s prior written consent; provided, further, that notwithstanding anything to the contrary set forth herein, no amendment, supplement, waiver or modification, including any amendment, supplement, waiver or modification effected by way of merger, consolidation or transfer of all or substantially all of the assets of the Company, may without the prior written consent of each such affected Member modify the limited liability of any Member, or increase the liabilities of any Member, in each case, without the prior written consent of each such affected Member; provided, further, that notwithstanding anything to the contrary set forth herein, the provisions included in this Agreement (including the Schedules and Annexes thereto) that (i) relate to the economic entitlements of Pubco, (ii) relate to the Earnout Vesting Events or (iii) are subject to the approval of a majority of the independent directors serving on the Board of Directors (including, in each case, the definitions of those terms included therein) shall not be amended, supplemented, waived or modified, without the approval of a majority of the independent directors serving on the Board of Directors. Notwithstanding the foregoing, the Managing Member may, without the written consent of any Member or any other Person, amend, supplement, waive or modify any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (1) any amendment, supplement, waiver or modification that the Managing Member determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of Units or any Class or series of equity interest in the Company or Unit combinations or subdivisions effected pursuant to Section 7.01 hereof and otherwise in accordance with the terms of this Agreement; (2) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement, including pursuant to Section 7.01 hereof; (3) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company; and/or (4) a change in the Fiscal Year or taxable year of the Company; provided that notwithstanding the foregoing, no amendment, supplement, waiver or modification, including any amendment, supplement, waiver or modification effected by way of merger, consolidation or transfer of all or substantially all of the assets of the Company, may materially and adversely affect the rights, powers or duties of a Member without the consent of such Member. If an amendment, supplement, waiver or modification has been approved in accordance with this Agreement, such amendment, supplement, waiver or modification shall be adopted and effective with respect to all Members. Upon obtaining such approvals as may be required by this Agreement, and without further action or execution on the part of any other Member or other Person, any amendment, supplement, waiver or modification to this Agreement may be implemented and reflected in a writing executed solely by the Managing Member and the other Members shall be deemed a party to and bound by such amendment, supplement, waiver or modification.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder (other than a failure or delay beyond a period of time specified herein) shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(c) The Managing Member may, in its sole discretion, unilaterally amend this Agreement on or before the effective date of the final regulations to provide for (i) the election of a safe harbor under Proposed Treasury Regulation Section 1.83-3(l) (or any similar provision) under which the fair market value of a Company interest (or interest in an entity treated as a partnership for U.S. federal income tax purposes) that is transferred is treated as being equal to the liquidation value of that interest, (ii) an agreement by the Company and each of its Members to comply with all of the requirements set forth in such regulations and Notice 2005-43 (and any other guidance provided by the Internal Revenue Service with respect to such election) with respect to all Company interests (or interest in an entity treated as a partnership for U.S. federal income tax purposes) transferred in connection with the performance of services while the election remains effective, (iii) the allocation of items of income, gains, deductions and losses required by the final regulations similar to Proposed Treasury Regulations Sections 1.704-1(b)(4)(xii)(b) and (c), 1.704-1(b)(2)(iv)(b)(1) and any other related amendments.

(d) Except as may be otherwise required by law in connection with the winding-up, liquidation, or dissolution of the Company, each Member hereby irrevocably waives any and all rights that it may have to maintain an action for judicial accounting or for partition of any of the Company’s property.

Section 11.13. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (other than pursuant to Section 10.02 hereof); provided, however that each employee, officer, director, agent or indemnitee of any Person who is bound by this Agreement or its Affiliates is an intended third party beneficiary of Section 11.10 and shall be entitled to enforce its rights thereunder.

Section 11.14. Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

Section 11.15. Power of Attorney. Each Member, by its execution hereof, hereby makes, constitutes and appoints the Managing Member as its true and lawful agent and attorney in fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (a) this Agreement and any amendment to this Agreement that has been consented to and adopted as herein provided; (b) all amendments to the Certificate required or permitted by law or the provisions of this Agreement; (c) all certificates and other instruments (including consents and ratifications which the Members have agreed to provide upon a matter receiving the agreed support of Members) deemed advisable by the Managing Member to carry out the provisions of this Agreement and Law or to permit the Company to become or to continue as a limited liability company or entity wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (d) all instruments that the Managing Member deems appropriate to reflect a change or modification of this Agreement or the Company in accordance with this Agreement, including, without limitation, the admission of additional Members or substituted Members pursuant to the provisions of this Agreement; (e) all conveyances and other instruments or papers deemed advisable by the Managing Member to effect the liquidation and termination of the Company; and (f) all fictitious or assumed name certificates required or permitted (in light of the Company’s activities) to be filed on behalf of the Company.

Section 11.16. Partnership Status. The Members intend to treat the Company as a partnership for U.S. federal income tax purposes and notwithstanding anything to the contrary herein, no election to the contrary shall be made. Notwithstanding anything to the contrary herein, solely for U.S. federal income tax purposes, this Agreement, the Tax Receivables Agreement, and any other separate agreement described in this Section 11.16 shall collectively constitute a “partnership agreement” within the meaning of Section 761(c) of the Code and Treasury Regulations Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c).

Section 11.17. Delivery by Facsimile or Email. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or email with scan or facsimile attachment, or electronic signature or electronic transmission shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Person that is a party to or is otherwise bound by this Agreement or to any such agreement or instrument shall raise the use of a facsimile machine, email or electronic signature or electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, email or otherwise electronically as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case as of the date first above stated.

COMPANY:
FATHOM HOLDCO, LLC

By:
Name:
Title:

MANAGING MEMBER:
FATHOM DIGITAL MANUFACTURING CORPORATION

By:
Name:
Title:

CONTINUING MEMBERS:
[ ] [ ]

[Signature Page – Second Amended and Restated

Limited Liability Company Agreement of Fathom Holdco, LLC]

EXHIBIT H

FATHOM DIGITAL MANUFACTURING CORPORATION

2021 OMNIBUS INCENTIVE PLAN

Section 1. General.

The purposes of the Fathom Digital Manufacturing Corporation 2021 Omnibus Incentive Plan (the “Plan”) are to: (a) encourage the profitability and growth of the Company through short-term and long-term incentives that are consistent with the Company’s objectives; (b) give Participants an incentive for excellence in individual performance; (c) promote teamwork among Participants; and (d) give the Company a significant advantage in attracting and retaining key Employees, Directors and Consultants. To accomplish such purposes, the Plan provides that the Company may grant (i) Options, (ii) Stock Appreciation Rights, (iii) Restricted Shares, (iv) Restricted Stock Units, (v) Performance-Based Awards (including performance-based Restricted Shares and Restricted Stock Units), (vi) Other Share-Based Awards, (vii) Other Cash-Based Awards or (viii) any combination of the foregoing.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Administrator” means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 of the Plan.

(b) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. An entity shall be deemed an Affiliate for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” or “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(c) “Articles of Incorporation” means the articles of incorporation of the Company, as amended and/or restated and in effect from time to time.

(d) “Automatic Exercise Date” means, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable term of the Option pursuant to Section 7(k) or the Stock Appreciation Right pursuant to Section 8(h).

(e) “Award” means any Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, Performance-Based Award, Other Share-Based Award or Other Cash-Based Award granted under the Plan.

(f) “Award Agreement” means a written agreement, contract or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan. Evidence of an Award may be in written or electronic form, may be limited to notation on the books and records of the Company and, with the approval of the Administrator, need not be signed by a representative of the Company or a Participant. Any Shares that become deliverable to the Participant pursuant to the Plan may be issued in certificate form in the name of the Participant or in book-entry form in the name of the Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

(g) “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(h) “Board” means the Board of Directors of the Company.

(i) “Bylaws” means the bylaws of the Company, as may be amended and/or restated from time to time.

(j) “Cause” shall have the meaning assigned to such term in any Company, Subsidiary or Affiliate unexpired employment, severance, or similar agreement or Award Agreement with a Participant, or if no such agreement exists or if such agreement does not define “Cause” (or a word of like import), Cause means (i) the Participant’s breach of fiduciary duty or duty of loyalty to the Company, (ii) the Participant’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude, (iii) the Participant’s failure, refusal or neglect to perform and discharge his or her duties and responsibilities on behalf of the Company or a Subsidiary of the Company (other than by reason of Disability) or to comply with any lawful directive of the Board or its designee, (iv) the Participant’s breach of any written policy of the Company or a Subsidiary or Affiliate thereof (including, without limitation, those relating to sexual harassment or the disclosure or misuse of confidential information), (v) the Participant’s breach of any agreement with the Company or a Subsidiary or Affiliate thereof (including, without limitation, any confidentiality, non-competition, non-solicitation or assignment of inventions agreement), (vi) the Participant’s commission of fraud, dishonesty, theft, embezzlement, self-dealing, misappropriation or other malfeasance against the business of the Company or a Subsidiary or Affiliate thereof, or (vii) the Participant’s commission of acts or omissions constituting gross negligence or gross misconduct in the performance of any aspect of his or her lawful duties or responsibilities, which have or may be expected to have an adverse effect on the Company, its Subsidiaries or Affiliates. A Participant’s employment shall be deemed to have terminated for “Cause” if, on the date his or her employment terminates, facts and circumstances exist that would have justified a termination for Cause, to the extent that such facts and circumstances are discovered within three (3) months following such termination. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

(k) “Change in Capitalization” means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) extraordinary dividend (whether in the form of cash, Shares or other property), stock split or reverse stock split, (iii) combination or exchange of shares, (iv) other change in corporate structure or (v) payment of any other distribution, which, in any such case, the Administrator determines, in its sole discretion, affects the Common Stock such that an adjustment pursuant to Section 5 of the Plan is appropriate.

(l) “Change in Control” means the occurrence of any of the following:

(i) any Person, other than the Company or a Subsidiary thereof, becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”), excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (iii) below or any acquisition directly from the Company; or

(ii) the following individuals cease for any reason to constitute a majority of the number of Directors then serving on the Board: individuals who, during any period of two (2) consecutive years, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the two (2) year period or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) the consummation of a merger or consolidation of the Company or any Subsidiary thereof with any other corporation, other than a merger or consolidation (A) that results in the Outstanding Company Voting Securities immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the Outstanding Company Voting Securities (or such surviving entity or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof) outstanding immediately after such merger or consolidation, and (B) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(iv) the consummation of a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned directly or indirectly by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

For each Award that constitutes deferred compensation under Code Section 409A, a Change in Control (where applicable) shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company also constitutes a “change in control event” under Code Section 409A.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(m) “Change in Control Price” shall have the meaning set forth in Section 12 of the Plan.

(n) “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

(o) “Committee” means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Shares are traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Company’s Articles of Incorporation or Bylaws, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee’s members.

(p) “Common Stock” means the Class A common stock, $0.0001 par value per share, of the Company (and any stock or other securities into which such shares of Class A common stock may be converted or into which they may be exchanged).

(q) “Company” means Fathom Digital Manufacturing Corporation, a Delaware corporation (or any successor corporation, except as the term “Company” is used in the definition of “Change in Control” above).

(r) “Consultant” means any current or prospective consultant or independent contractor of the Company or an Affiliate thereof, in each case, who is not an Employee, Executive Officer or Non-Employee Director.

(s) “Director” means any individual who is a member of the Board on or after the Effective Date.

(t) “Disability” means, with respect to any Participant who is an Employee, a permanent and total disability as defined in Code Section 22(e)(3).

(u) “Effective Date” shall have the meaning set forth in Section 22 of the Plan.

(v) “Eligible Recipient” means, with respect to an Award denominated in Common Stock issued under the Plan: (i) an Employee; (ii) a Non-Employee Director; or (iii) a Consultant, in each case, who has been selected as an eligible recipient under the Plan by the Administrator; provided, that any Awards granted prior to the date an Eligible Recipient first performs services for the Company or an Affiliate thereof will not become vested or exercisable, and no Shares shall be issued or other payment made to such Eligible Recipient with respect to such Awards, prior to the date on which such Eligible Recipient first performs services for the Company or an Affiliate thereof. Notwithstanding the foregoing, to the extent required to avoid the imposition of additional taxes under Code Section 409A, “Eligible Recipient” means: an (1) Employee; (2) a Non-Employee Director; or (3) a Consultant, in each case, of the Company or a Subsidiary thereof, who has been selected as an eligible recipient under the Plan by the Administrator.

(w) “Employee” shall mean any current or prospective employee of the Company or an Affiliate thereof, as described in Treasury Regulation Section 1.421-1(h), including an Executive Officer or Director who is also treated as an employee.

(x) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(y) “Executive Officer” means each Participant who is an executive officer (within the meaning of Rule 3b-7 under the Exchange Act) of the Company.

(z) “Exercise Price” means, with respect to any Award under which the holder may purchase Shares, the price per share at which a holder of such Award granted hereunder may purchase Shares issuable upon exercise of such Award, as determined by the Administrator in accordance with Code Section 409A, as applicable.

(aa) “Fair Market Value” as of a particular date shall mean: (i) if the Shares are listed on any established stock exchange or a national market system, including, without limitation, the New York Stock Exchange or the Nasdaq Stock Market, the Fair Market Value shall be the closing price of a Share (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination; (ii) if the Shares are not then listed on a national securities exchange, the average of the highest reported bid and lowest reported asked prices for a Share as reported by the National Association of Securities Dealers, Inc. Automated Quotations System for the last preceding date on which there was a sale of such stock in such market; or (iii) whether or not the Shares are then listed on a national securities exchange or traded in an over-the-counter market or the value of such Shares is not otherwise determinable, such value as determined by the Administrator in good faith and in a manner not inconsistent with the regulations under Code Section 409A.

(bb) “Free Standing Rights” shall have the meaning set forth in Section 8(a) of the Plan.

(cc) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

(dd) “Non-Employee Director” means a Director who is not an Employee.

(ee) “Nonqualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(ff) “Outstanding Shares” means the then-outstanding shares of Common Stock of the Company, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of Options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock.

(gg) “Option” means an option to purchase Shares granted pursuant to Section 7 of the Plan.

(hh) “Other Cash-Based Award” means a cash Award granted to a Participant under Section 11 of the Plan, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.

(ii) “Other Share-Based Award” means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares, including, but not limited to, unrestricted Shares or dividend equivalents, each of which may be subject to the attainment of Performance Goals or a period of continued employment or other terms or conditions as permitted under the Plan.

(jj) “Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3 of the Plan, to receive an Award under the Plan, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be, solely with respect to any Awards outstanding at the date of the Eligible Recipient’s death.

(kk) “Performance-Based Award” means any Award granted under the Plan that is subject to one or more Performance Goals. Any dividends or dividend equivalents payable or credited to a Participant with respect to any unvested Performance-Based Award shall be subject to the same Performance Goals as the Shares or units underlying the Performance-Based Award.

(ll) “Performance Goals” means performance goals based on performance criteria selected by the Administrator, which may include, but are not limited to, any of the following: (i) earnings before interest and taxes; (ii) earnings before interest, taxes, depreciation and amortization; (iii) net operating profit after tax; (iv) cash flow; (v) revenue; (vi) net revenues; (vii) sales; (viii) days sales outstanding; (ix) income; (x) net income; (xi) operating income; (xii) net operating income; (xiii) operating margin; (xiv) earnings; (xv) earnings per share; (xvi) return on equity; (xvii) return on investment; (xviii) return on capital; (xix) return on assets; (xx) return on net assets; (xxi) total shareholder return; (xxii) economic profit; (xxiii) market share; (xxiv) appreciation in the fair market value, book value or other measure of value of the Shares; (xxv) expense or cost control; (xxvi) working capital; (xxvii) customer satisfaction; (xxviii) employee retention or employee turnover; (xxix) employee satisfaction or engagement; (xxx) environmental, health or other safety goals; (xxxi) individual performance; (xxxii) strategic objective milestones; (xxxiii) any other criteria specified by the Administrator in its sole discretion; and (xxxiv) any combination of, or a specified increase or decrease in, as applicable, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or an Affiliate thereof, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Administrator. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). At the time such an Award is granted, the Administrator may specify any reasonable definition of the Performance Goals it uses. Such definitions may provide for equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or an Affiliate thereof or the financial statements of the Company or an Affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be unusual in nature, infrequent in occurrence or unusual in nature and infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render performance goals to be unsuitable, the Administrator may modify such Performance Goals in whole or in part, as the Committee deems appropriate. If a Participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Administrator may determine that the Performance Goals or performance period are no longer appropriate and may (x) adjust, change or eliminate the Performance Goals or the applicable performance period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (y) make a cash payment to the Participant in an amount determined by the Administrator.

(mm) “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, however, a Person shall not include (i) the Company or any of its Subsidiaries; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company.

(nn) “Plan” means this Fathom Digital Manufacturing Corporation 2021 Omnibus Incentive Plan, as amended and/or amended and restated from time to time.

(oo) “Prior Plan” means the Fathom Holdco, LLC Phantom Equity Bonus Plan.

(pp) “Related Rights” shall have the meaning set forth in Section 8(a) of the Plan.

(qq) “Restricted Shares” means an Award of Shares granted pursuant to Section 9 of the Plan subject to certain restrictions that lapse at the end of a specified period or periods.

(rr) “Restricted Stock Unit” means a notional account established pursuant to an Award granted to a Participant, as described in Section 10 of the Plan, that is (i) valued solely by reference to Shares, (ii) subject to restrictions specified in the Award Agreement, and (iii) payable in cash or in Shares (as specified in the Award Agreement). The Restricted Stock Units awarded to the Participant will vest according to the time-based criteria or Performance Goals, and vested Restricted Stock Units will be settled at the time(s), specified in the Award Agreement.

(ss) “Restricted Period” means the period of time determined by the Administrator during which an Award or a portion thereof is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(tt) “Rule 16b-3” shall have the meaning set forth in Section 3(a) of the Plan.

(uu) “Securities Act” means the Securities Act of 1933, as amended from time to time.

(vv) “Share” means a share of Common Stock.

(ww) “Stock Appreciation Right” means the right pursuant to an Award granted under Section 8 of the Plan to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.

(xx) “Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than fifty percent (50%) of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person. An entity shall be deemed a Subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. Notwithstanding the foregoing, in the case of an Incentive Stock Option or any determination relating to an Incentive Stock Option, “Subsidiary” means a corporation that is a subsidiary of the Company within the meaning of Code Section 424(f).

(yy) “Substitute Award” shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

Section 3. Administration.

(a) The Plan shall be administered by the Administrator in accordance with the requirements of Rule 16b-3 under the Exchange Act (“Rule 16b-3”), to the extent applicable. If the Administrator is the Committee, the fact that a member of the Committee shall fail to qualify as a “non-employee director” within the meaning of Rule 16b-3 shall not invalidate any Award granted or action taken by the Administrator that is otherwise validly granted or taken under the Plan.

(b) Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(i) to select those Eligible Recipients who shall be Participants;

(ii) to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Other Share-Based Awards, Other Cash-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(iii) to determine the number of Shares to be made subject to each Award;

(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder, including, but not limited to, (A) the restrictions applicable to Awards and the conditions under which restrictions applicable to such Awards shall lapse, (B) the Performance Goals and performance periods applicable to Awards, if any, (C) the Exercise Price of each Award, (D) the vesting schedule applicable to each Award, (E) any confidentiality or restrictive covenant provisions applicable to the Award, and (F) subject to the requirements of Code Section 409A (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all Award Agreements evidencing Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units or Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing granted hereunder;

(vi) to determine Fair Market Value;

(vii) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s employment for purposes of Awards granted under the Plan;

(viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(ix) to reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan, any Award Agreement or other instrument or agreement relating to the Plan or an Award granted under the Plan; and

(x) to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, or any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

Section 4. Shares Reserved for Issuance Under the Plan and Limitations on Awards.

(a) Subject to adjustment in accordance with Section 5 of the Plan, the Administrator is authorized to deliver with respect to Awards granted under the Plan an aggregate of [●] shares of Common Stock.

(b) Notwithstanding anything herein to the contrary, the maximum number of Shares subject to Awards granted during any fiscal year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the fiscal year with respect to such Director’s service as a Non-Employee Director, shall not exceed $900,000 (calculating the value of any such Awards based on the grant date Fair Market Value of such Awards for financial reporting purposes); provided, that any Awards granted under the Plan or other compensation received by a Non-Employee Director related to the settlement, conversion or substitution of the Non-Employee Director’s award(s) under the Prior Plan shall not count against such limit.

(c) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. Any shares of Common Stock subject to an Award under the Plan that, after the Effective Date, are forfeited, canceled, settled or otherwise terminated without a distribution of Shares to a Participant will thereafter be deemed to be available for Awards with respect to shares of Common Stock. In applying the immediately preceding sentence, if (i) Shares otherwise issuable or issued in respect of, or as part of, any Award are withheld to cover taxes or any applicable Exercise Price, such Shares shall be treated as having been issued under the Plan and shall not be available for issuance under the Plan, and (ii) any Share-settled Stock Appreciation Rights or Options are exercised, the aggregate number of Shares subject to such Stock Appreciation Rights or Options shall be deemed issued under the Plan and shall not be available for issuance under the Plan. In addition, Shares (x) tendered to exercise outstanding Options or other Awards, (y) withheld to cover applicable taxes on any Awards or (z) repurchased on the open market using Exercise Price proceeds shall not be available for issuance under the Plan. For the avoidance of doubt, (A) Shares underlying Awards that are subject to the achievement of performance goals shall be counted against the Share reserve based on the target value of such Awards unless and until such time as such Awards become vested and settled in Shares, and (B) Awards that, pursuant to their terms, may be settled only in cash shall not count against the Share reserve set forth in Section 4(a).

(d) Substitute Awards shall not reduce the Shares authorized for grant under the Plan. In the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided, that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Affiliates immediately prior to such acquisition or combination.

(e) In the event that the Company or an Affiliate thereof consummates a transaction described in Code Section 424(a) (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees or Directors in account of such transaction may be granted Substitute Awards in substitution for awards granted by their former employer, and any such substitute Options or Stock Appreciation Rights may be granted with an Exercise Price less than the Fair Market Value of a Share on the grant date thereof; provided, however, the grant of such substitute Option or Stock Appreciation Right shall not constitute a “modification” as defined in Code Section 424(h)(3) and the applicable Treasury regulations.

Section 5. Equitable Adjustments.

In the event of any Change in Capitalization, including, without limitation, a Change in Control, an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (a) the aggregate number of Shares reserved for issuance under the Plan, (b) the kind, number and Exercise Price subject to outstanding Options and Stock Appreciation Rights granted under the Plan; provided, however, that any such substitution or adjustment with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A, and (c) the kind, number and purchase price of Shares subject to outstanding Restricted Shares or Other Share-Based Awards granted under the Plan, in each case as may be determined by the Administrator, in its sole discretion; provided, however, that any fractional Shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Award granted hereunder (i) in exchange for payment in cash or other property having an aggregate Fair Market Value of the Shares covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any, and (ii) with respect to any Awards for which the Exercise Price or purchase price per share of Common Stock is greater than or equal to the then current Fair Market Value per share of Common Stock, for no consideration. Notwithstanding anything contained in the Plan to the contrary, any adjustment with respect to an Incentive Stock Option due to an adjustment or substitution described in this Section 5 shall comply with the rules of Code Section 424(a), and in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be disqualified as an incentive stock option for purposes of Code Section 422. The Administrator’s determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among Eligible Recipients.

Section 7. Options.

(a) General. The Administrator may, in its sole discretion, grant Options to Participants. Solely with respect to Participants who are Employees, the Administrator may grant Incentive Stock Options, Nonqualified Stock Options or a combination of both. With respect to all other Participants, the Administrator may grant only Nonqualified Stock Options. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall specify whether the Option is an Incentive Stock Option or a Nonqualified Stock Option and shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. The prospective recipient of an Option shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(b) Limits on Incentive Stock Options. If the Administrator grants Incentive Stock Options, then to the extent that the aggregate fair market value of Shares with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company) exceeds $100,000, such Options will be treated as Nonqualified Stock Options to the extent required by Code Section 422. Subject to Section 5, the maximum number of shares that may be issued pursuant to Options intended to be Incentive Stock Options is [●] Shares and, for the avoidance of doubt, such share limit shall not be subject to the annual adjustment provided in Section 4(a).

(c) Exercise Price. The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant; provided, however, that (i) in no event shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant, and (ii) no Incentive Stock Option granted to a ten percent (10%) stockholder of the Company (within the meaning of Code Section 422(b)(6)) shall have an Exercise Price per Share less than one-hundred ten percent (110%) of the Fair Market Value of a Share on such date.

(d) Option Term. The maximum term of each Option shall be fixed by the Administrator, but in no event shall (i) an Option be exercisable more than ten (10) years after the date such Option is granted, and (ii) an Incentive Stock Option granted to a ten percent (10%) stockholder of the Company (within the meaning of Code Section 422(b)(6)) be exercisable more than five (5) years after the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate. Notwithstanding any contrary provision in this Plan (including, without limitation, Section 7(h)), if, on the date an outstanding Option would expire, the exercise of the Option, including by a “net exercise” or “cashless” exercise, would violate applicable securities laws or any insider trading policy maintained by the Company from time to time, the expiration date applicable to the Option will be extended, except to the extent such extension would violate Code Section 409A, to a date that is thirty (30) calendar days after the date the exercise of the Option would no longer violate applicable securities laws or any such insider trading policy.

(e) Exercisability. Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of pre-established Performance Goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion.

Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(f) Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate

Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by applicable law, or (iv) any combination of the foregoing. In determining which methods a Participant may utilize to pay the Exercise Price, the Administrator may consider such factors as it determines are appropriate; provided, however, that with respect to Incentive Stock Options, all such discretionary determinations shall be made by the Administrator at the time of grant and specified in the Award Agreement.

(g) Rights as Stockholder. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 16 of the Plan.

(h) Termination of Employment or Service. Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate, the following terms and conditions shall apply:

(i) In the event of the termination of a Participant’s employment or service by the Company without Cause or due to a resignation by the Participant for any reason, (A) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is ninety (90) days after such termination (with such period being extended to one (1) year after the date of such termination in the event of the Participant’s death during such ninety (90) day period), on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(ii) In the event of the termination of a Participant’s employment or service as a result of the Participant’s Disability or death, (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(iii) In the event of the termination of a Participant’s employment or service for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(iv) For purposes of determining which Options are exercisable upon termination of employment or service for purposes of this Section 7(h), Options that are not exercisable solely due to a blackout period shall be considered exercisable.

(v) Notwithstanding anything herein to the contrary, an Incentive Stock Option may not be exercised more than three (3) months following the date as of which a Participant ceases to be an Employee for any reason other than death or Disability. In the event that an Option is exercisable following the date that is three (3) months following the date as of which a Participant ceases to be an Employee for any reason other than death or Disability, such Option shall be deemed to be a Nonqualified Stock Option.

(i) Other Change in Employment Status. An Option may be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status or service of a Participant, as evidenced in a Participant’s Award Agreement.

(j) Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Options shall be subject to Section 12 of the Plan.

(k) Automatic Exercise. Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Option outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Administrator, payment of the exercise price of any such Option shall be made pursuant to Section 7(f)(i) or (ii), and the Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 16. Unless otherwise determined by the Administrator, this Section 7(k) shall not apply to an Option if the Participant’s employment or service has terminated on or before the Automatic Exercise Date. For the avoidance of doubt, no Option with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 7(k).

Section 8. Stock Appreciation Rights.

(a) General. Stock Appreciation Rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Any Related Right that relates to a Nonqualified Stock Option may be granted at the same time the Option is granted or at any time thereafter, but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of Shares to be awarded, the price per Share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates and any Stock Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of a Share on the date of grant. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) Awards; Rights as Stockholder. The prospective recipient of a Stock Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Participants who are granted Stock Appreciation Rights shall have no rights as stockholders of the Company with respect to the grant or exercise of such rights.

(c) Exercisability.

(i) Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii) Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 above and this Section 8 of the Plan.

(d) Payment Upon Exercise.

(i) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised.

(ii) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(iii) Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of Shares and cash).

(e) Termination of Employment or Service.

(i) Subject to Section 8(f), in the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii) Subject to Section 8(f), in the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(f) Term.

(i) The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(ii) The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(g) Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Stock Appreciation Rights shall be subject to Section 12 of the Plan.

(h) Automatic Exercise. Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Stock Appreciation Right outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. The Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 16. Unless otherwise determined by the Administrator, this Section 8(h) shall not apply to a Stock Appreciation Right if the Participant’s employment or service has terminated on or before the Automatic Exercise Date. For the avoidance of doubt, no Stock Appreciation Right with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 8(h).

Section 9. Restricted Shares.

(a) General. Each Award of Restricted Shares granted under the Plan shall be evidenced by an Award Agreement. Restricted Shares may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Shares shall be made; the number of Shares to be awarded; the price, if any, to be paid by the

Participant for the acquisition of Restricted Shares; the Restricted Period, if any, applicable to Restricted Shares; the Performance Goals (if any) applicable to Restricted Shares; and all other conditions of the Restricted Shares. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares in accordance with the terms of the grant. The terms and conditions applicable to the Restricted Shares need not be the same with respect to each Participant.

(b) Awards and Certificates. The prospective recipient of Restricted Shares shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Except as otherwise provided in herein, (i) each Participant who is granted an Award of Restricted Shares may, in the Company’s sole discretion, be issued a stock certificate in respect of such Restricted Shares; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award. The Company may require that the stock certificates, if any, evidencing Restricted Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Shares, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award. Notwithstanding anything in the Plan to the contrary, any Restricted Shares (whether before or after any vesting conditions have been satisfied) may, in the Company’s sole discretion, be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form.

(c) Restrictions and Conditions. The Restricted Shares granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or thereafter:

(i) The Restricted Shares shall be subject to the restrictions on transferability set forth in the Award Agreement and in the Plan.

(ii) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant’s termination of employment or service as Non-Employee Director or Consultant of the Company or an Affiliate thereof, or the Participant’s death or Disability.

(iii) Subject to this Section 9(c)(ii), the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Shares during the Restricted Period. In the Administrator’s discretion and as provided in the applicable Award Agreement, a Participant may be entitled to dividends or dividend equivalents on an Award of Restricted Shares, which will be payable in accordance with the terms of such grant as determined by the Administrator in accordance with Section 18 of the Plan. Certificates for unrestricted Shares may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares, except as the Administrator, in its sole discretion, shall otherwise determine.

(iv) The rights of Participants granted Restricted Shares upon termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d) Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Shares shall be subject to Section 12 of the Plan.

Section 10. Restricted Stock Units.

(a) General. Restricted Stock Units may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Stock Units shall be made; the number of Restricted Stock Units to be awarded; the Restricted Period, if any, applicable to Restricted Stock Units; the Performance Goals (if any) applicable to Restricted Stock Units; and all other conditions of the Restricted Stock Units. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Stock Units in accordance with the terms of the grant. The provisions of Restricted Stock Units need not be the same with respect to each Participant.

(b) Award Agreement. The prospective recipient of Restricted Stock Units shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c) Restrictions and Conditions. The Restricted Stock Units granted pursuant to this Section 10 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Code Section 409A, thereafter:

(i) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant’s termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof, or the Participant’s death or Disability.

(ii) Participants holding Restricted Stock Units shall have no voting rights. A Restricted Stock Unit may, at the Administrator’s discretion, carry with it a right to dividend equivalents, subject to Section 18 of the Plan. Such right would entitle the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Stock Unit is outstanding. The Administrator, in its discretion, may grant dividend equivalents from the date of grant or only after a Restricted Stock Unit is vested.

(iii) The rights of Participants granted Restricted Stock Units upon termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d) Settlement of Restricted Stock Units. Settlement of vested Restricted Stock Units shall be made to Participants in the form of Shares, unless the Administrator, in its sole discretion, provides for the payment of the Restricted Stock Units in cash (or partly in cash and partly in Shares) equal to the value of the Shares that would otherwise be distributed to the Participant.

(e) Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Stock Units shall be subject to Section 12 of the Plan.

Section 11. Other Share-Based or Cash-Based Awards.

(a) The Administrator is authorized to grant Awards to Participants in the form of Other Share-Based Awards or Other Cash-Based Awards, as deemed by the Administrator to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any Performance Goals and performance periods. Shares or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Awards, notes or other property, as the Administrator shall determine, subject to any required corporate action.

(b) The prospective recipient of an Other Share-Based Award or Other Cash-Based Award shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c) Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Other Share-Based Awards and Other Cash-Based Awards shall be subject to Section 12 of the Plan.

Section 12. Change in Control.

The Administrator may provide in the applicable Award Agreement that an Award will vest on an accelerated basis upon the Participant’s termination of employment or service in connection with a Change in Control or upon the occurrence of any other event that the Administrator may set forth in the Award Agreement. If the Company is a party to an agreement that is reasonably likely to result in a Change in Control, such agreement may provide for: (i) the continuation of any Award by the Company, if the Company is the surviving corporation; (ii) the assumption of any Award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards for any Award, provided, however, that any such substitution with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A; or (iv) settlement of any Award for the Change in Control Price (less, to the extent applicable, the per share exercise or grant price), or, if the per share exercise or grant price equals or exceeds the Change in Control Price or if the Administrator determines that Award cannot reasonably become vested pursuant to its terms, such Award shall terminate and be canceled without consideration. To the extent that Restricted Shares, Restricted Stock Units or other Awards settle in Shares in accordance with their terms upon a Change in Control, such Shares shall be entitled to receive as a result of the Change in Control transaction the same consideration as the Shares held by stockholders of the Company as a result of the Change in Control transaction. For purposes of this Section 12, “Change in Control Price” shall mean (A) the price per Share paid to stockholders of the Company in the Change in Control transaction, or (B) the Fair Market Value of a Share upon a Change in Control, as determined by the Administrator. To the extent that the consideration paid in any such Change in Control transaction consists all or in part of securities or other non-cash consideration, the value of such securities or other non-cash consideration shall be determined in good faith by the Administrator.

Section 13. Amendment and Termination.

(a) The Board or the Committee may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would adversely alter or impair the rights of a Participant under any Award theretofore granted without such Participant’s prior written consent.

(b) Notwithstanding the foregoing, (i) approval of the Company’s stockholders shall be obtained for any amendment that would require such approval in order to satisfy the requirements of Code Section 422, if applicable, any rules of the stock exchange on which the Shares are traded or other applicable law, and (ii) without stockholder approval to the extent required by the rules of any applicable national securities exchange or inter-dealer quotation system on which the Shares are listed or quoted, except as otherwise permitted under Section 5 of the Plan, (A) no amendment or modification may reduce the Exercise Price of any Option or Stock Appreciation Right, (B) the Administrator may not cancel any outstanding Option or Stock Appreciation Right and replace it with a new Option or Stock Appreciation Right, another Award or cash and (C) the Administrator may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system.

(c) Subject to the terms and conditions of the Plan and Code Section 409A, the Administrator may modify, extend or renew outstanding Awards under the Plan, or accept the surrender of outstanding Awards (to the extent not already exercised) and grant new Awards in substitution of them (to the extent not already exercised).

(d) Notwithstanding the foregoing, no alteration, modification or termination of an Award will, without the prior written consent of the Participant, adversely alter or impair any rights or obligations under any Award already granted under the Plan.

Section 14. Unfunded Status of Plan.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan. With respect to any payments not yet made or Shares not yet transferred to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

Section 15. Deferrals of Payment.

To the extent permitted by applicable law, the Administrator, in its sole discretion, may determine that the delivery of Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award, shall be deferred. The Administrator may also, in its sole discretion, establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of any such consideration, including any applicable election procedures, the timing of such elections, the mechanisms for payments of amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program. Deferrals by Participants (or deferred settlement or payment required by the Administrator) shall be made in accordance with Code Section 409A, if applicable, and any other applicable law.

Section 16. Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for federal, state and/or local income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state, or local taxes of any kind, domestic or foreign, required by law or regulation to be withheld with respect to the Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award granted hereunder, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever Shares are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related federal, state and local taxes, domestic or foreign, to be withheld and applied to the tax obligations. With the approval of the Administrator, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery of Shares or by delivering already owned unrestricted Shares, in each case, having a value equal to the amount required to be withheld or other greater amount not exceeding the maximum statutory rate required to be collected on the transaction under applicable law, as applicable to the Participant, if such other greater amount would not, as determined by the Administrator, result in adverse financial accounting treatment (including in connection with the effectiveness of FASB Accounting Standards Update 2016-09). Such Shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Option or other Award (including by a “net exercise” or broker assisted “cashless” exercise procedure approved by the Administrator).

Section 17. Certain Forfeitures.

The Administrator may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to the applicable vesting conditions of an Award. Such events may include, without limitation, breach of any non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in an Award Agreement or that are otherwise applicable to the Participant, a termination of the Participant’s employment for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and its Subsidiaries and/or its Affiliates.

Section 18. Dividends; Dividend Equivalents.

Notwithstanding anything in this Plan to the contrary, to the extent that an Award contains a right to receive dividends or dividend equivalents while such Award remains unvested, such dividends or dividend equivalents will be accumulated and paid once and to the extent that the underlying Award vests, and forfeited to the extent the underlying Award is forfeited.

Section 19. Non-United States Employees.

Without amending the Plan, the Administrator may grant Awards to eligible persons residing in non-United States jurisdictions on such terms and conditions different from those specified in the Plan, including the terms of any award agreement or plan, adopted by the Company or any Subsidiary thereof to comply with, or take advantage of favorable tax or other treatment available under, the laws of any non-United States jurisdiction, as may in the judgment of the Administrator be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Administrator may make such modifications, amendments, procedures, sub-plans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

Section 20. Transfer of Awards.

No purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a “Transfer”) by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator, and other than by will or by the laws of descent and distribution. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant’s guardian or legal representative. Under no circumstances will a Participant be permitted to transfer an Option or Stock Appreciation Right to a third-party financial institution without prior stockholder approval.

Section 21. Continued Employment.

The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or an Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or an Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 22. Effective Date.

The Plan will be effective as of the date of consummation of the transactions contemplated by that certain business combination agreement, dated as of July 15, 2021, by and among Altimar Acquisition Corp. II, a Cayman Islands corporation, Fathom HoldCo LLC, a Delaware limited liability company and such other parties to the agreement as set forth therein and as subject to approval by the Company’s stockholders (the “Effective Date”). The Plan will be unlimited in duration and, in the event of Plan termination, will remain in effect as long as any Shares awarded under it are outstanding and not fully vested; provided, however, that no Awards will be made under the Plan on or after the tenth anniversary of the Effective Date.

Section 23. Code Section 409A.

The intent of the parties is that payments and benefits under the Plan be either exempt from Code Section 409A or comply with Code Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered consistent with such intent. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Code Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided upon a “separation from service” to a Participant who is a “specified employee” shall be paid on the first business day after the date that is six (6) months following the Participant’s separation from service (or upon the Participant’s death, if earlier). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitute deferred compensation subject to Code Section 409A, shall be construed as a separate identified payment for purposes of Code Section 409A. Nothing contained in the Plan or an Award Agreement shall be construed as a guarantee of any particular tax effect with respect to an Award. The Company does not guarantee that any Awards provided under the Plan will be exempt from or in compliance with the provisions of Code Section 409A, and in no event will the Company be liable for any or all portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of any Award being subject to, but not in compliance with, Code Section 409A.

Section 24. Compliance with Laws.

(a) The obligation of the Company to settle Awards in Shares or other consideration shall be subject to (i) all applicable laws, rules, and regulations, (ii) such approvals as may be required by governmental agencies or the applicable national securities exchange on which the Shares may be admitted, and (iii) policies maintained by the Company from time to time in order to comply with applicable laws, rules, regulations and corporate governance requirements, including, without limitation, with respect to insider trading restrictions. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such Shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Shares to be offered or sold under the Plan. The Administrator shall have the authority to provide that all Shares or other securities of the Company issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable federal, state, local or non-U.S. laws, rules, regulations and other requirements, and the Administrator may cause a legend or legends to be put on certificates representing Shares or other securities of the Company issued under the Plan to make appropriate reference to such restrictions or may cause such Shares or other securities of the Company issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(b) The Administrator may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Shares from the public markets, the Company’s issuance of Shares to the Participant, the Participant’s acquisition of Shares from the Company and/or the Participant’s sale of Shares to the public markets, illegal, impracticable or inadvisable. If the Administrator determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Code Section 409A, (i) pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the Shares would have been vested or issued, as applicable), over (B) the aggregate Exercise Price (in the case of an Option or Stock Appreciation Right) or any amount payable as a condition of issuance of Shares (in the case of any other Award), and such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof, or (ii) in the case of Restricted Shares, Restricted Stock Units or Other Share-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Shares, Restricted Stock Units or Other Share-Based Awards, or the underlying Shares in respect thereof.

Section 25. No Interference.

The existence of the Plan, any Award Agreement, and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company, the Board, the Committee, or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, or preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or that are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Section 26. Erroneously Awarded Compensation; Clawback.

The Plan and all Awards issued hereunder shall be subject to any compensation recovery and/or recoupment policy adopted by the Company to comply with applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or to comport with good corporate governance practices, including on a retroactive basis, as such policies may be amended from time to time. Notwithstanding anything to the contrary contained herein, the Administrator also may cancel an Award if the Participant, without the consent of the Company, (a) has engaged in or engages in activity that is in conflict with or adverse to the interests of the Company or any Affiliate while employed by or providing services to the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities or (b) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement with the Company or any Affiliate, as determined by the Administrator, or if the Participant’s employment or service is terminated for Cause. The Administrator may also provide in an Award Agreement that in any such event the Participant will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of such Award, the sale or other transfer of such Award, or the sale of shares of Common Stock acquired in respect of such Award, and must promptly repay such amounts to the Company. The Administrator may also provide in an Award Agreement that if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), all as determined by the Administrator, then the Participant shall be required to promptly repay any such excess amount to the Company. In addition, the Company shall retain the right to bring an action at equity or law to enjoin the Participant’s activity and recover damages resulting from such activity.

Section 27. Whistleblower Acknowledgements.

Notwithstanding anything to the contrary herein, nothing in this Plan or any Award Agreement will (a) prohibit a Participant from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Exchange Act or Section 806 of the Sarbanes-Oxley Act of 2002, or of any other whistleblower protection provisions of federal law or regulation, or (b) require prior approval by the Company or any of its Affiliates of any reporting described in clause (a).

Section 28. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.

Section 29. Plan Document Controls.

The Plan and each Award Agreement together constitute the entire agreement with respect to the subject matter hereof and thereof; provided, that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.

Exhibit 10.1

ALTIMAR SPONSOR II, LLC

c/o HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor

New York, NY 10019

July 15, 2021

Altimar Acquisition Corp. II

c/o HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor

New York, NY 10019

Fathom Holdco, LLC

CORE Fund I Blocker-5 LLC

CORE Fund I Blocker-2 LLC

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

SG (MCT) Blocker, LLC

c/o Siguler Guff & Company, LP

200 Park Avenue, 23rd Floor

New York, NY 10166

Attention: SBOFDeals@sigulerguff.com

FORFEITURE AND SUPPORT AGREEMENT (THIS “AGREEMENT”)

Reference is made to that certain Business Combination Agreement of even date herewith (as the same may be amended, restated or amended and restated from time to time in accordance with its terms, “Business Combination Agreement”), by and among Altimar Acquisition Corp. II, a Cayman Islands exempted company (the “Buyer”), Fathom Holdco, LLC, a Delaware limited liability company (“Fathom”), Rapid Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Rapid Merger Sub”), Rapid Blocker 1 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 1”), Rapid Blocker 2 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 2”), Rapid Blocker 3 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar, CORE Fund I Blocker-5 LLC, a Delaware limited liability company, CORE Fund I Blocker-2, LLC, a Delaware limited liability company, and SG (MCT) Blocker, LLC, a Delaware limited liability company. Unless otherwise expressly provided herein, capitalized terms shall have the respective meanings assigned to them in the Business Combination Agreement.

Pursuant to Article 17.2 of Buyer’s Memorandum and Articles of Association, outstanding Buyer Class B ordinary shares, par value of US$0.0001 per share (“Cayman Class B Shares”), shall automatically convert into Buyer Class A ordinary shares, par value of US$0.0001 per share (“Cayman Class A Shares”), on a one- for-one basis automatically on the day of the closing of a Business Combination (as defined in the Buyer’s Articles and Memorandum of Association as in effect on the date hereof (the “Cayman Charter”)), subject to certain anti-dilution adjustments if additional Cayman Class A Shares or any other Equity-linked Securities (as defined in the Cayman Charter) are issued or deemed issued in excess of the amounts offered in Buyer’s initial public offering and related to the closing of a Business Combination (as defined in the Cayman Charter), which anti-dilution adjustments may be waived by the holders of a majority of the outstanding Cayman Class B Shares, consenting as a separate class.

Section 2.02 of the Business Combination Agreement contemplates that following the Pre-Closing Reorganization but prior to the consummation of the PIPE Investment, Buyer will domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and de-register as a Cayman Islands exempted company (the “Domestication”). As a result of the Domestication, each then issued and outstanding Cayman Class B Share will become a share of Class C Common Stock, par value $0.0001 (“Altimar Class C Common Stock”), which shares of Class C Common Stock shall convert into shares of Altimar Class A Common Stock, par value $0.0001 (“Altimar Class A Common Stock”), on a one-for-one basis automatically on the day of the closing of a Business Combination (as defined in the Altimar Charter, which will be filed by Buyer with the Secretary of State of the State of Delaware in connection with the Domestication (the “Delaware Charter”, and together with the Cayman Charter, the “Charter Documents”)), subject to certain anti-dilution adjustments if additional shares of Altimar Class A Common Stock or any other Equity-linked Securities (as defined in the Delaware Charter) are issued or deemed issued in excess of the amounts offered in Buyer’s initial public offering and related to the closing of a Business Combination (as defined in the Delaware Charter), which anti-dilution adjustments may be waived by the holders of a majority of the outstanding shares of Altimar Class C Common Stock/

In order to induce each of the other parties to the Business Combination Agreement to enter into the Business Combination Agreement, and as a condition to such parties entering into the Business Combination Agreement, and understanding that such other parties to the Business Combination Agreement are relying on the agreements set forth herein in entering into the Business Combination and closing the transactions contemplated thereby, Buyer, its sponsor, Altimar Sponsor II, LLC, a Delaware limited liability company (the “Sponsor”), and the individuals identified on the signature pages hereto (each, an “Individual Class B Holder”), agree as follows:

1. Effective upon and subject to the Closing, Sponsor, as holder of a majority of the outstanding Cayman Class B Shares (and as prospective holder of a majority of the shares of Altimar Class C Common Stock, which will result from the Domestication), pursuant to Article 17.4 of the Cayman Charter and Section 4.3(f)(iii) of the Delaware Charter irrevocably waives all of the anti-dilution adjustments set forth in each of Article 17.3 of Cayman Charter and Section 4.3(f)(ii) of the Delaware Charter in connection with the transactions contemplated by the Business Combination Agreement (the “Anti-dilution Waiver”).

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2. Effective upon and subject to the Closing, and without duplication of the forfeiture of Cayman Class B Ordinary Shares contemplated in Section 2.02 of the Business Combination Agreement, Sponsor shall irrevocably automatically forfeit and surrender, for no additional consideration and without any further action on the part of any other Person, the Forfeited Shares (as defined below), which would otherwise be held by the Sponsor as a result of the automatic conversion of shares of Altimar Class C Common Stock after giving effect to the Closing, the Domestication and the Anti-dilution Waiver (the “Forfeiture”).

3. Effective upon and subject to the Closing, Buyer acknowledges the Anti-dilution Waiver and agrees to give effect to the Forfeiture set forth in the preceding paragraph.

4. Each of Sponsor and the Individual Class B Holders hereby confirms that (i) it consents to Buyer’s entering into the Business Combination Agreement, and (ii) from the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, Sponsor or such Individual Class B Holder agrees to not redeem any Cayman Class A Shares (or, if applicable, shares of Altimar Class A Common Stock) held by it. Buyer agrees that it shall not waive Sponsor’s or any Individual Class B Holder’s obligations under this Section 4 without the consent of all other parties hereto (including each addressee hereof). At the Closing, subject to the terms and conditions of the Business Combination Agreement, Sponsor shall provide funds to Buyer to satisfy the funding of such Altimar Transaction Expenses, after utilizing the unused portion of the working capital amount funded by Sponsor to Buyer prior to the date hereof, that are in excess of the aggregate $27,000,000 cap referenced in, Section 4.03(b) of the Business Combination Agreement. All obligations of Buyer to Sponsor for borrowed money or any payments made to or on behalf of Buyer shall be settled in cash and not through the issuance of warrants or other Equity Securities.

5. From the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, Sponsor shall not take (or cause to be taken, including by the Buyer) any action the effect of which would be to cause Buyer to breach its obligations set forth in Section 9.08 of the Business Combination Agreement.

6. From the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, each of Sponsor and the Individual Class B Holders, solely in its capacity as holder of Buyer shares, shall, vote or cause to be voted, all of the Cayman Class A Shares and Cayman Class B Shares (or, if applicable, shares of Altimar Class A Common Stock and Altimar Class C Common Stock) beneficially owned by Sponsor or such Individual Class B Holder, at every meeting of the shareholders of Buyer (and to appear or otherwise cause such shares to be counted as present thereat for the purpose of establishing a quorum) at which such matters are considered and at every adjournment or postponement thereof: (i) in favor of (A) the Business Combination (as defined under the Cayman Charter) and the Business Combination Agreement and the other transactions

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contemplated thereby (including any proposals recommended by Buyer’s Board of Directors in connection with such Business Combination), (B) any proposal to adjourn or postpone such meeting of shareholders of Buyer to a later date if there are not sufficient votes to approve the Business Combination, and (C) an amendment of the Altimar Organizational Documents to extend the outside date for consummating the Business Combination, if applicable; (ii) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Buyer under the Business Combination Agreement; and (iii) against (A) any proposal or offer from any Person concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Buyer, or (2) the issuance or acquisition of shares of capital stock or other equity securities of Buyer (other than as contemplated or permitted by the Business Combination Agreement); and (B) any action, proposal, transaction or agreement that would reasonably be expected to (1) impede the fulfillment of, or would result in the failure to be satisfied of, any condition set forth in Section 11.01 or Section 11.03 of the Business Combination Agreement or any other conditions applicable to Buyer or any of its Affiliates under the Business Combination Agreement or change in any manner the voting rights of any class of shares of Buyer (including any amendments to the Altimar Organizational Documents, other than in connection with the Domestication or as otherwise contemplated by the Business Combination Agreement) or (2) result in a breach of any covenant, representation or warranty or other obligation or agreement of Sponsor or any of the Individual Class B Holders contained in this Agreement.

7. From the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, Sponsor agrees that it shall not Transfer (as defined below) (i) any Cayman Class B Shares (or, following the Domestication, shares of Altimar Class A Common Stock or Altimar Class C Common Stock) beneficially owned by the Sponsor immediately prior to the Closing or (ii) any warrants beneficially owned by Sponsor or shares underlying such warrants immediately prior to the Closing, except to the extent the proposed permitted transferee of such Cayman Class B Shares (or shares of Altimar Class C Common Stock, if applicable) (A) is agreed upon by each addressee hereof in writing and (B) agrees in writing to accept such Cayman Class B Shares (or shares of Altimar Class C Common Stock, if applicable) subject to, and to be bound by, the same obligations hereunder as the transferor Sponsor. Until and unless any shares owned by Sponsor (or a permitted transferee) are Forfeited in accordance herewith, Sponsor (or such permitted transferee) shall have full ownership rights to such shares, including the right to vote such shares, subject to Section 4 herein. For the avoidance of doubt, the conversion of Cayman Class B Shares into shares of Altimar Class C Common Stock resulting from the Domestication shall not be deemed a Transfer for purposes hereof.

8. From the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, each Individual Class B Holder, solely with respect to itself, agrees that it shall not Transfer (as defined below) any Cayman Class B Shares (or, following the Domestication, shares of Altimar Class C Common Stock) beneficially owned by such

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Class B Holder immediately prior to the Closing, except to the extent the proposed permitted transferee of such Cayman Class B Shares (or shares of Altimar Class C Common Stock, if applicable) (i) is agreed upon by each addressee hereof in writing and (ii) agrees in writing to accept such Cayman Class B Shares (or shares of Altimar Class C Common Stock, if applicable) subject to, and to be bound by, the same obligations hereunder as the transferor Individual Class B Holder. For the avoidance of doubt, the conversion of Cayman Class B Shares into shares of Altimar Class C Common Stock resulting from the Domestication shall not be deemed a Transfer for purposes hereof.

9. For the period beginning on the Closing Date and ending on the earlier to occur of (a) the one (1)-year anniversary of the Closing Date and (b) the last day of the Qualifying Period (as defined below), if the VWAP of the Altimar Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days (as defined below) within a period of thirty (30) consecutive Trading Days commencing at least 150 days after the Closing Date (the “Qualifying Period”), Sponsor and the Individual Class B Holders agree that they shall not, and shall cause any other holder of record of such Person’s Covered Shares (as defined below) (other than shares of Altimar Class A Common Stock acquired pursuant to the PIPE Investment) not to, Transfer any of such Sponsor’s or Individual Class B Holder’s Covered Shares (other than shares of Altimar Class A Common Stock acquired pursuant to the PIPE Investment).

10. Sponsor represents and warrants that (a) as of the date hereof it is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, 8,450,000 Cayman Class B Shares (excluding, for the avoidance of doubt, any shares of Class A Common Stock of Buyer to be acquired pursuant to the PIPE Investment), which are held free and clear of all Liens affecting its ability to forfeit the Forfeited Shares pursuant to Section 2 hereof or otherwise comply with its obligations under this Agreement, and (b) the execution, delivery and performance by Sponsor of this Agreement and the consummation by it of the transactions contemplated hereby do not: (A) conflict with or result in a breach of the terms, conditions or provisions of, (B) constitute a default under, (C) result in the creation of any Lien upon any equity securities of Buyer (including the Forfeited Shares) pursuant to, (D) give any third party the right to modify, terminate or accelerate any obligation under, (E) result in a violation of, or (F) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any Person pursuant to, any Law to which it or its Affiliates is subject or any Contract or Order to which it or its Affiliates is subject, in each case except which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Sponsor to enter into and perform its respective obligations under this Agreement and consummate the transactions contemplated hereby. Each Individual Class B Holder represents and warrants that the execution, delivery and performance by such Individual Class B Holder of this Agreement and the consummation by it of the transactions contemplated hereby do not: (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any Lien upon any equity securities of Buyer (including the Forfeited Shares) pursuant to, (d) give any third party the right to modify, terminate or accelerate any

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obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any Person pursuant to, any Law to which it or its Affiliates is subject or any Contract or Order to which it or its Affiliates is subject, in each case except which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Individual Class B Holder to enter into and perform its respective obligations under this Agreement and consummate the transactions contemplated hereby.

11. Sponsor agrees that, from and after the Closing, 1,267,500 shares of Cayman Class B Shares (or, following the Domestication, shares of Altimar Class C Common Stock or Altimar Class A Common Stock, as applicable) held by Sponsor (the “Sponsor Earnout Shares”) shall be unvested and restricted and that such shares shall vest automatically and cease to be subject to any restrictions hereunder upon the occurrence of a Vesting Event. For the avoidance of doubt, any shares of Altimar Class A Common Stock issued to the Sponsor pursuant to the PIPE Investment shall not be subject to vesting or any other limitations hereunder. For purposes of this Agreement “Vesting Event” means (a) the VWAP of the Altimar Class A Common Stock equals or exceeds $15.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a period of thirty (30) consecutive trading days and (b) a Change of Control of Altimar, unless the per share consideration to be received by the holders of Altimar Class A Common Stock in such Change of Control of Altimar transaction is less than the vesting threshold applicable to the Sponsor Earnout Shares. To the extent that, on or prior to the fifth (5th) anniversary of the Closing Date, a Vesting Event shall not have occurred, all outstanding Sponsor Earnout Shares that shall not have been vested shall automatically be forfeited and surrendered to Buyer for no consideration and any dividends or distributions previously declared in respect of such shares shall also be forfeited to Buyer for no consideration. Following such forfeiture, the Sponsor Earnout Shares shall be canceled, no longer be outstanding and become void and of no further force and effect. From the date of the Closing until the date of the Vesting Event, Sponsor agrees that it shall not Transfer any Sponsor Earnout Shares and the Sponsor Earnout Shares shall not entitle the holder thereof to any voting or dividend rights otherwise granted to holders of Altimar Class A Common Stock.

12. For purposes of this Agreement the following terms shall have the following meanings:

a. “Beneficially Own” (including its correlative meanings “Beneficial Owner” and “Beneficial Ownership” and words with a similar correlative meaning) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

b. “Covered Shares” means all Equity Securities held by the Sponsor or any Individual Class B Holder as of the date hereof or of which the Sponsor or any Individual Class B Holder acquire record or Beneficial Ownership, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, other than any Equity Securities purchased on the open market after the Closing Date.

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c. “Equity Securities” means any and all shares of Altimar Common Stock, Cayman Ordinary Shares, any other securities of Buyer, and any and all securities of Buyer or Fathom convertible into, or exchangeable or exercisable for (whether or not subject to contingencies or the passage of time, or both), such shares, and any options, warrants or other rights to acquire shares of Altimar Common Stock; including, without limitation, New Fathom Class A Units, restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including membership interests therein), whether voting or non-voting.

d. “Forfeited Shares” means the number of shares of Altimar Class A Common Stock determined by the following: (i) if the Altimar Stockholder Redemption Ratio is less than or equal to 0.10, then the number shall equal zero, (ii) if the Altimar Stockholder Redemption Ratio is greater than 0.10 and less than to 0.40, then the number shall equal the product of (A) the Redemption Forfeiture Ratio multiplied by (B) the number of shares of Altimar Class C Common Stock outstanding immediately following the Domestication and (iii) if the Altimar Stockholder Redemption Ratio is greater than or equal to 0.40, then the number shall equal the product of (A) 0.15 multiplied by (B) the number of shares of Altimar Class C Common Stock outstanding immediately following the Domestication. “Forfeited” shall have a correlative meaning to “Forfeiture” for purposes of this Agreement.

e. “Trading Days” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Altimar Class A Common Stock is listed, quoted, or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

f. “Transfer” (including its correlative meanings, “Transferor,” “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

13. This Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by of all parties hereto (including each addressee hereof).

14. No party hereto or addressee hereof may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto (including each other addressee hereof), and any purported assignment in violation of the foregoing shall be null and void ab initio. This Agreement shall be binding on the parties hereto and their respective successors and assigns.

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15. This Agreement shall be construed and interpreted in a manner consistent with the provisions of the Business Combination Agreement, and to the extent there are any inconsistencies between this Agreement and the Business Combination Agreement, the Business Combination Agreement shall prevail. The provisions set forth in Sections 1.02 (Construction), 13.03 (Assignment), 13.06 (Governing Law), 13.07 (Captions; Counterparts) and 13.12 (Jurisdiction; Waiver of Jury Trial) of the Business Combination Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement as if all references to the “Agreement” in such sections were instead references to this Agreement.

16. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent in the same manner as provided in Section 13.02 (Notices) of the Business Combination Agreement, with notices to the Buyer and the Sponsor being sent to the addresses set forth therein, in each case with all copies as required thereunder.

17. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including Sponsor’s and each Individual Class B Holder’s obligations to vote its Cayman Class A Shares and Cayman Class B Shares (or, if applicable, shares of Altimar Class A Common Stock and Altimar Class C Common Stock) as provided in this Agreement, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 17 shall not be required to provide any bond or other security in connection with any such injunction.

18. This Agreement shall terminate the upon the termination of the Business Combination Agreement in accordance with its terms, and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no rights or obligations under this Agreement; provided, however, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Breach of this Agreement prior to such termination.

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19. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties

[Remainder of Page Intentionally Left Blank; Signature page follows]

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ALTIMAR SPONSOR II, LLC

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Kevin Beebe
Name: Kevin Beebe

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Payne Brown
Name: Payne Brown

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Rick Jelinek
Name: Rick Jelinek

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Roma Khanna
Name: Roma Khanna

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Michael Rubenstein
Name: Michael Rubenstein

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Vijay Sondhi
Name: Vijay Sondhi

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Michael Vorhaus
Name: Michael Vorhaus

Agreed and accepted as of the date set forth above:

ALTIMAR ACQUISITION CORP. II

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

FATHOM HOLDCO, LLC

By:	/s/ John May
Name: John May
Title: President

CORE INDUSTRIAL PARTNERS, LLC

By:	/s/ John May
Name: John May
Title: President

CORE FUND I BLOCKER-5 LLC

By:	/s/ John May
Name: John May
Title: Managing Partner

CORE FUND I BLOCKER-2, LLC

By:	/s/ John May
Name: John May
Title: Managing Partner

[Signature Page to Sponsor Agreement]

SG (MCT) BLOCKER, LLC

By:	/s/ Joshua Posner
Name: Joshua Posner
Title: Authorized Signatory

[Signature Page to Sponsor Agreement]

Exhibit 10.2

FORM OF SUBSCRIPTION AGREEMENT FOR WALL-CROSS SUBSCRIBERS

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on July 15, 2021, by and among Altimar Acquisition Corp. II, a Cayman limited exempted company (the “Company”), Fathom Holdco, LLC, a Delaware limited liability company (“Fathom”), and the undersigned subscriber (“Subscriber”). Prior to the closing of the Transactions (as defined below), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Act (2021 Revision) (the “Domestication”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company and Fathom are, together with the other parties thereto, entering into that certain Business Combination Agreement, dated as of the date hereof, providing for a business combination between the Company and Fathom (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement to be completed on and prior to the closing date thereof, the “Transactions”) pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth in the Transaction Agreement, the Company is combining with Fathom;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company, following the Domestication but immediately prior to the consummation of the Transactions, that number of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, on or about the date of this Subscription Agreement, the Company is entering into other subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”)) or “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Other Subscribers have agreed to purchase additional Class A Common Shares on the closing date of the Transactions (the “Other Subscribed Shares” and together with the Subscribed Shares, the “Collective Subscribed Shares”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). Subscriber understands that, pursuant to the Domestication, the Subscribed Shares that will be issued pursuant hereto shall be shares of

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common stock in a Delaware corporation. Upon Subscriber’s request, the Company shall deliver to Subscriber: (i) a duly completed and executed Internal Revenue Service Form W-9 or W-8BenE, as applicable and (ii) the names, email addresses and telephone numbers of two company contacts (the “Wire Verification Information”). The Company shall deliver the Wire Verification Information as soon as practicable upon receiving such request from the Subscriber.

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transactions contemplated by the Transaction Agreement (the “Closing Date”), immediately prior to or substantially concurrently with the consummation of the Transactions to be completed on the Closing Date.

(b) At least six (6) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) which shall: (i) specify the anticipated Closing Date, (ii) provide the wire instructions for delivery of the Purchase Price to the Company and (iii) confirm the Wire Verification Information, if previously provided to Subscriber upon request by Subscriber. No later than 5:00 PM New York City time on two (2) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing, and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, or (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: Subscriber shall deliver at 8:00 a.m. New York City time on the Closing Date the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice. In the event that (i) the Company does not accept the subscription or (ii) the consummation of the Transactions does not occur within three (3) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be

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satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company in escrow following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

(c) The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)	no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or any proceedings for any of such purposes, shall be ongoing;

(ii)

all conditions precedent to the closing of the Transactions set forth in the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Transaction Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing; and

(iii)

no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions or the Subscription contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date; and

(ii)	Subscriber shall not be in material breach of any covenant, agreement or condition required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

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(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i)

Each of the respective representations and warranties of each of the Company and Fathom contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect and Fathom Material Adverse Effect (each as defined below), which such respective representations and warranties shall be true and correct in all respects) at and as of the Closing Date;

(ii)

the Company shall not be in material breach of any covenant, agreement or condition required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)

the terms of the Transaction Agreement shall not have been amended or modified in a manner that would materially and adversely affect Subscriber (in its capacity as such) without Subscriber’s prior written consent.

(f) Prior to or at the Closing, each of the Company and Subscriber shall deliver all such other information as is reasonably requested by the other party in order for the Company to issue the Subscribed Shares to Subscriber.

Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber and the Placement Agents (as defined below) that:

(a) The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

(b) As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date), by contract, or the laws of its jurisdiction of incorporation.

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(c) This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber and Fathom, this Subscription Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

(e) The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including a national securities exchange such as the New York Stock Exchange (such national securities exchange, the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii), the filing of the Registration Statement pursuant to Section 6 below, (iii) those required by the Stock Exchange, including with respect to obtaining stockholder approval, (iv) those required to consummate the Transactions as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) other filings, the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, investigation, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or any of its directors or officers in their capacities as such or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company or any of its directors or officers in their capacities as such.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

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(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Collective Subscribed Shares. Neither the Company nor any person acting on its behalf has offered or will offer any of the Collective Subscribed Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(i) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j) Except for J.P. Morgan Securities LLC (“JPM”) and Stifel, Nicolaus & Company, Incorporated (“Stifel” and together with JPM, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(k) The Company has filed each form, report, statement, schedule, prospectus, proxy and registration statement (the “SEC Documents”) that the Company was required to file with the Securities and Exchange Commission (the “Commission”) since its initial registration of the Class A Common Shares with the Commission and through the date hereof. As of their respective filing dates (the “Filing Dates”), the SEC Documents complied in all material respects with the requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder and currently in effect at the Filing Date, and none of the SEC Documents, when filed, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that were amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. A copy of each SEC Document is available to Subscriber via the Commission’s EDGAR system. As of the date hereof, there are, and upon Closing there shall be, no outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents.

(l) As of the date hereof, the Company’s issued and outstanding Class A ordinary shares (“Class A ordinary shares”) are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the New York Stock Exchange (“NYSE”) under the symbol “ATMR” (it being understood that the trading symbol will be changed in connection with the Transactions). Except as disclosed in the SEC Documents, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by NYSE or the SEC, respectively, to prohibit or terminate the listing of the Company’s shares on NYSE or to deregister the shares under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the shares under the Exchange Act. Upon consummation of the Transactions, the issued and outstanding shares of Class A Common Shares will continue to be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange (as defined herein).

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(m) The Company is not, and immediately after receipt of payment for the Subscribed Shares and consummation of the Transactions, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(n) Other than the Other Subscription Agreements entered into with the Other Subscribers, neither the Company nor Fathom has not entered into any side letter or similar agreement that materially benefits any Other Subscriber (in such Other Subscriber’s capacity as an Other Subscriber) with respect to the terms of the Subscription. No Other Subscription Agreement or other document with respect to any PIPE Investment includes terms and conditions with respect to the Subscription that are more materially advantageous to any Other Subscriber (in such Other Subscriber’s capacity as an Other Subscriber) or other party than to Subscriber hereunder, and there has been no amendment, modification or waiver under any such Other Subscription Agreements following the date of the Subscription Agreement.

(o) As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (a) 500,000,000 shares of Class A ordinary shares, par value $0.0001 per share, of which 34,500,000 are issued and outstanding, (b) 50,000,000 shares of Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), of which 8,625,000 are issued and outstanding, and (c) 5,000,000 preference shares, par value $0.0001 per share (“Preferred Shares”), of which no shares are issued and outstanding. As of the date of this Subscription Agreement, the Company has 8,625,000 public warrants outstanding and 9,900,000 private placement warrants outstanding. Each private placement warrant and public warrant is exercisable for one Class A ordinary share at an exercise price of $11.50 per share. Except as set forth in this Section 3(o), the SEC Documents and pursuant to the Other Subscription Agreements and the Transaction Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A ordinary shares, Class B ordinary shares or any other equity interests in the Company or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for any such Class A ordinary shares, Class B ordinary shares or other equity interests. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than (A) as set forth in the SEC Documents and (B) as contemplated by the Transaction Agreement.

Section 4. Fathom Representations and Warranties. Fathom represents and warrants to Subscriber and the Placement Agents that:

(a) Fathom (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Fathom Material Adverse Effect. For purposes of this Subscription Agreement, a “Fathom Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Fathom and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Fathom’s ability to consummate the transactions contemplated hereby.

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(b) This Subscription Agreement has been duly authorized, executed and delivered by Fathom, and assuming the due authorization, execution and delivery of the same by Subscriber and Company, this Subscription Agreement constitutes the valid and legally binding obligation of Fathom, enforceable against Fathom in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by Fathom with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Fathom pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Fathom is a party or by which Fathom is bound or to which any of the property or assets of Fathom is subject; (ii) the organizational documents of Fathom; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Fathom or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Fathom Material Adverse Effect.

Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and Fathom that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company and Fathom, this Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction

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over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) (8), (9), (12) or (13) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) (8), (9), (12) or (13) under the Securities Act), and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

(e) Subscriber understands that the Subscribed Shares are being offered in transactions not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any of the respective representations, warranties, covenants or agreements made to Subscriber by each of the Company, Fathom, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than the respective representations, warranties, covenants and agreements of each of the Company and Fathom expressly set forth in this Subscription

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Agreement. Subscriber acknowledges that certain information provided to Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber agrees that neither of the Placement Agents, nor any of their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares. On behalf of itself and its affiliates, Subscriber releases each of the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and its subsidiaries and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has received (or in the case of documents filed with the Commission, had access to) the Company’s filings with the Commission and any disclosure documents provided by or on behalf of the Company or Fathom in connection with this Subscription. Subscriber acknowledges that no statement or printed material contrary to any such disclosure documents has been made or given to Subscriber by or on behalf of the Company or Fathom. Subscriber acknowledges and agrees that none of the Placement Agents, or any affiliate of the Placement Agents, has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. None of the Placement Agents or any of their respective affiliates has made or makes any representation as to the Company or Fathom or the quality or value of the Subscribed Shares and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it. In connection with the issuance of the Subscribed Shares to Subscriber, (a) none of the Placement Agents or any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber, and (b) each of the Placement Agents is acting solely as placement agent to the Company and is not acting as an underwriter or in any other capacity or as a fiduciary for the Company, Fathom or any other person or entity in connection with the Transaction and (c) none of the Placement Agents or any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Subscribed Shares. Subscriber acknowledges that the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company, Fathom or the Subscribed Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Company and/or Fathom.

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(h) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, Fathom, or their respective representatives or affiliates, or by means of contact from the Placement Agents and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, Fathom or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Subscriber acknowledges and agrees that (i) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, and (ii) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Fathom or the Transactions.

(j) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(k) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(l) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(m) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening

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of any investors against Sanctions-related lists of blocked or restricted persons. Subscriber further represents and warrants that, to its best knowledge, the funds held by Subscriber and used to purchase the Subscribed Shares are derived from lawful activities. For purposes of this Agreement, “Sanctioned Person” means at any time any person or entity: (a) listed on any Sanctions-related list of designated or blocked or restricted persons; (b) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury and (e) the Cayman Islands.

(n) Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company or Fathom (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(o) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(p) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited Transactions provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, nor any of its respective affiliates (the “Transactions Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transactions Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Subscribed Shares will result in a non-exempt prohibited Transactions under ERISA or Section 4975 of the Code or any similar law or regulation.

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(q) Subscriber has, and at the Closing will have, sufficient funds or immediate unconditional availability to sufficient funds, to pay the Purchase Price pursuant to Section 2 and any damages required to be paid after termination of this Agreement.

(r) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber based on any arrangement entered into by or on behalf of Subscriber.

(s) Subscriber acknowledges and is aware that (i) the Placement Agents are each acting as the Company’s joint placement agent, (ii) JPM is acting as capital markets advisor to the Company in connection with the Transactions and (iii) JPM has acted as underwriter to the Company in connection with the Company’s initial public offering.

Section 6. Registration of Subscribed Shares.

(a) The Company agrees that the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”) no later than (30) calendar days after the Closing Date, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or, in the event the Commission reviews and has written comments to the Registration Statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. The Company will use its commercially reasonable efforts to provide a draft of the Registration Statement to the undersigned for review and comment at least two (2) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Unless otherwise agreed to in writing by Subscriber, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement prior to the Registration Statement becoming effective upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named

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in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional Subscribed Shares that were not included in the initial Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber until the earlier of (i) two years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) on the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). If requested by Subscriber, the Company shall use its commercially reasonable efforts to (i) cause the removal of the restrictive legends from any Subscribed Shares being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of such Registrable Securities (as defined below) and, at the request of a Holder (as defined below), cause the removal of all restrictive legends from any Registrable Securities held by such Holder that may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, in each case upon the receipt of customary representations and other documentation, if any, from the Holder as reasonably requested by the Company, its counsel or the transfer agent, establishing that restrictive legends are no longer required. Any costs related to the foregoing, including fees of the transfer agent, DTC and legal counsel to the Company shall be borne by the Company. The Company will use commercially reasonable efforts to make and keep public information available (as those terms are understood and defined in Rule 144) and file all reports, and provide all customary and reasonable cooperation, necessary to enable Holder to resell Registrable Securities pursuant to the Registration Statement or Rule 144, as applicable, qualify the Registrable Securities for listing on the applicable stock exchange on which the Company’s Class A Common Shares are then listed and update or amend the Registration Statement as necessary to include Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the Subscribed Shares and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, provided, however, that such securities shall cease to be Registrable Securities at the earliest of (A) three (3) years, (B) the date all Subscribed Shares held by a Holder may be sold by such Holder without volume or manner of sale limitations pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (C) the date on which such securities have actually been sold by a Holder, or (D) when such securities shall have ceased to be outstanding. “Holder” shall mean Subscriber or any affiliate of Subscriber to which the rights under this Section 6 shall have been assigned. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the

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Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer Subscriber Shares. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if, in the reasonable determination of the Company’s board of directors, upon advice of legal counsel, such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the undersigned of such securities as soon as practicable thereafter.

(b) In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Company shall:

(i) advise Subscriber, as expeditiously as possible:

(i) when a Registration Statement or any amendment thereto has been filed with the Commission;

(ii) after it shall receive notice or obtain knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading.

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Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (iv) above constitutes material, nonpublic information regarding the Company.

(ii)	use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii)

upon the occurrence of any event contemplated in Section 6(b)(i)(iv) above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv)	use its commercially reasonable efforts to allow Subscriber to review disclosure regarding Subscriber in the Registration Statement; and

(v)

otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by Subscriber, consistent with the terms of this Subscription Agreement, in connection with the registration of the Subscribed Shares.

(c) Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the undersigned agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, the undersigned

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will deliver to the Company, or in the undersigned’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in the undersigned’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (w) to the extent the undersigned is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

Section 7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is validly terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transactions, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated or (d) by written notice from Subscriber or any other party given anytime on or after December 31, 2021, if the Closing has not occurred by such date and the terminating party’s breach was not the primary reason the Closing failed to occur by such date, (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Company shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence of this Section 7, this Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by Subscriber to Company in connection herewith shall promptly (and in any event within two business days) following the Termination Event be returned to Subscriber.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, in each case arising out of or as a result of, in connection with or relating in any way to this Subscription Agreement and the transactions contemplated by this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of this Subscription Agreement

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and the transactions contemplated by this Subscription Agreement, and (c) will not seek recourse against the Trust Account for any reason whatsoever; provided, however, that nothing in this Section 8 shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of shares of Class A Common Shares of the Company acquired by any means other than pursuant to this Subscription Agreement.

Section 9. Indemnity.

(a) The Company agrees to indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, and officers, employees, and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein.

(b) Subscriber agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless the Company, its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing to the Company by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by the Company upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation. Each of the Company and Fathom acknowledge and agree that each purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of each of the respective acknowledgments, understandings, agreements, representations and warranties herein (as modified by such notice) made by each of the Company and Fathom as of the time of such purchase.

(c) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to

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the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

(e) If the indemnification provided under this Section 9 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 9 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 9(e) by any seller of Subscribed Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Subscribed Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

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Section 10. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date and time of transmission to such recipient, provided that no electronic mail is undeliverable or other rejection notice is generated, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 10(a).

(b) Subscriber acknowledges that the Company, Fathom and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company, Fathom and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that each purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. Each of the Company and Fathom acknowledge that Subscriber and Placement Agents will rely on the respective acknowledgments, understandings, agreements, representations and warranties made by each of the Company and Fathom contained in this Subscription Agreement. Prior to the Closing, each of the Company and Fathom agree to promptly notify Subscriber and Placement Agents if they become aware that any of their respective acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.

(c) Each of the Company, Fathom, the Placement Agents, Subscriber and any other person or entity against whom a claim is brought with respect to the purchase of the Subscribed Shares is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein, except as expressly set forth herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and Subscriber’s rights under Section 6 hereof) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company), provided that no such assignment shall relieve the Company of its obligations hereunder if any such assignee fails to perform such obligations. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates, other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations.

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(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall provide such information as may be reasonably requested to the extent readily available and to the extent consistent with Subscriber’s internal policies and procedures; provided that the Company agrees to keep any such information provided by Subscriber confidential except to the extent such disclosure is required in connection with registration of the Subscribed Shares for resale, by law, at the request of the staff of the Commission or under the regulations of the Stock Exchange. Subscriber acknowledges that subject to the conditions set forth in Section 10(t), the Company may file a copy of this Subscription Agreement with the Commission as an exhibit to a periodic report of the Company or a registration statement of the Company.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein (including the next sentence hereof), this Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 10(b), Section 10(c), Section 10(e) and this Section 10(j), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company and Fathom to execute and deliver the Transaction Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened

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breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company and Fathom shall each be entitled to specifically enforce Subscriber’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 10(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(l) In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred and documented by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

(m) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(n) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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(p) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York or the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 10(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager,

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member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(t) Subscriber hereby consents to the publication and disclosure in any press release issued by the Company, Fathom or any of their respective affiliates, any Form 8-K or Form 6-K or other filing with a governmental authority filed by the Company, Fathom or any of their respective affiliates with the Commission in connection with the execution and delivery of the Transaction Agreement or the transactions contemplated thereby and the Proxy Statement/Consent Solicitation Statement/Prospectus (as defined in the Transaction Agreement) (and, as and to the extent otherwise required by the federal securities laws, exchange rules, the Commission or any other securities authorities or any rules and regulations promulgated thereby, any other documents or communications provided by the Company, Fathom or any of their respective affiliates to any governmental entity or to any securityholders of the Company) of Subscriber’s identity and beneficial ownership of the Subscribed Shares and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company, Fathom or any of their respective affiliates, a copy of this Agreement, all solely to the extent determined by such person or entity to be required by applicable law or any regulation or stock exchange listing requirement. Subscriber will promptly provide any information reasonably requested by the Company, Fathom or any of their respective affiliates for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). Notwithstanding the foregoing, any such person shall provide to Subscriber a copy of any proposed disclosure relating to Subscriber in accordance with the provisions of this Section 10(t) a reasonable period of time in advance of any publication thereof and shall include such revisions to such proposed disclosure as Subscriber shall reasonably request.

(u) The Company shall, by 9:00 a.m., New York City time, on the second (2nd) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transactions and any other material, nonpublic information of the Company that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber shall not be in possession of any material, non-public information regarding the Company received from each of the Company, Fathom or any of their respective officers, directors, or employees or agents (including the Placement Agents), and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with each of the Company, Fathom, the Placement Agents, or any of their affiliates in connection with the Transactions. Notwithstanding anything in this Subscription Agreement to the contrary, neither the Company nor Fathom shall (i) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber or (ii) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law and (B) to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber will promptly provide any information reasonably requested by the Company, Fathom or any of their respective affiliates for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

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(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Fathom or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the Company, Fathom and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ALTIMAR ACQUISITION CORP. II

By:
Name: Tom Wasserman
Title: Chief Executive Officer

Address for Notices:

Altimar Acquisition Corp. II
40 West 57th Street
33rd Floor
New York, NY 10019

ATTN:   Tom Wasserman

EMAIL: tom.wasserman@hpspartners.com

with a copy (not to constitute notice) to:

Paul, Weiss, Rifkind, Wharton &

Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attn: Raphael M. Russo, Esq.

rrusso@paulweiss.com

[Signature Page to Subscription Agreement]

FATHOM HOLDCO, LLC

By:
Name: John May
Title: President

Address for Notices:

c/o CORE Industrial Partners, LLC 150 N. Riverside Plaza, Suite #2050 Chicago, Illinois 60606 ATTN: John May EMAIL: john@coreipfund.com with a copy (not to constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

ATTN: Steven J. Gavin, Matthew F.

Bergmann and Jason D. Osborn

EMAIL: SGavin@winston.com,

MBergmann@winston.com and JOsborn@winston.com

[Signature Page to Subscription Agreement]

SUBSCRIBER:

By:
Name:
Title:

Address for Notices:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:

Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$	____________________

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

[Signature Page to Subscription Agreement]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs)

☐

Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

☐	We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an “accredited investor.” We are not a natural person.

☐	We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is an institutional “accredited investor.”

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.***

Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to Subscriber. (Please check the applicable subparagraphs below to indicate the basis on which you are a “qualified institutional buyer”):

☐ Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and:

☐ is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐ is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”) or any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐ is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐ is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐ is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐ is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐ is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;

☐ is an investment adviser registered under the Investment Advisers Act; or

☐

is any institutional accredited investor, as defined in rule 501(a) under the Act (17 CFR 230.501(a)), of a type not listed in paragraphs (a)(1)(i)(A) through (I) or paragraphs (a)(1)(ii) through (vi) of Rule 501.

☐ Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with Subscriber;

☐ Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal Transactions on behalf of a qualified institutional buyer;

☐ Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;

☐ Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐ Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

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“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor)

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the Company reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐	Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;

☐	Any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000; or

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the Company is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are institutional “accredited investors.”

SUBSCRIBER:
Print Name:

By:
Name:
Title:

Exhibit 10.3

FORM OF SUBSCRIPTION AGREEMENT FOR SUBSCRIBERS UNDER NDA

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on July 15, 2021, by and among Altimar Acquisition Corp. II, a Cayman limited exempted company (the “Company”), Fathom Holdco, LLC, a Delaware limited liability company (“Fathom”), and the undersigned subscriber (“Subscriber”). Prior to the closing of the Transactions (as defined below), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Act (2021 Revision) (the “Domestication”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company and Fathom are, together with the other parties thereto, entering into that certain Business Combination Agreement, dated as of the date hereof, providing for a business combination between the Company and Fathom (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement to be completed on and prior to the closing date thereof, the “Transactions”) pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth in the Transaction Agreement, the Company is combining with Fathom;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company, following the Domestication but immediately prior to the consummation of the Transactions, that number of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, on or about the date of this Subscription Agreement, the Company is entering into other subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”)) or “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Other Subscribers have agreed to purchase additional Class A Common Shares on the closing date of the Transactions (the “Other Subscribed Shares” and together with the Subscribed Shares, the “Collective Subscribed Shares”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). Subscriber understands that, pursuant to the Domestication, the Subscribed Shares that will be issued pursuant hereto shall be shares of

1

common stock in a Delaware corporation. Upon Subscriber’s request, the Company shall deliver to Subscriber: (i) a duly completed and executed Internal Revenue Service Form W-9 or W-8BenE, as applicable and (ii) the names, email addresses and telephone numbers of two company contacts (the “Wire Verification Information”). The Company shall deliver the Wire Verification Information as soon as practicable upon receiving such request from the Subscriber.

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transactions contemplated by the Transaction Agreement (the “Closing Date”), immediately prior to or substantially concurrently with the consummation of the Transactions to be completed on the Closing Date.

(b) At least six (6) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) which shall: (i) specify the anticipated Closing Date, (ii) provide the wire instructions for delivery of the Purchase Price to the Company and (iii) confirm the Wire Verification Information, if previously provided to Subscriber upon request by Subscriber. No later than 5:00 PM New York City time on two (2) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing, and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, or (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: Subscriber shall deliver at 8:00 a.m. New York City time on the Closing Date the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice. In the event that (i) the Company does not accept the subscription or (ii) the consummation of the Transactions does not occur within three (3) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be

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satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company in escrow following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

(c) The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)	no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or any proceedings for any of such purposes, shall be ongoing;

(ii)

all conditions precedent to the closing of the Transactions set forth in the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Transaction Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing; and

(iii)

no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions or the Subscription contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date; and

(ii)	Subscriber shall not be in material breach of any covenant, agreement or condition required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

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(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i)

Each of the respective representations and warranties of each of the Company and Fathom contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect and Fathom Material Adverse Effect (each as defined below), which such respective representations and warranties shall be true and correct in all respects) at and as of the Closing Date;

(ii)

the Company shall not be in material breach of any covenant, agreement or condition required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)

the terms of the Transaction Agreement shall not have been amended or modified in a manner that would materially and adversely affect Subscriber (in its capacity as such) without Subscriber’s prior written consent.

(f) Prior to or at the Closing, each of the Company and Subscriber shall deliver all such other information as is reasonably requested by the other party in order for the Company to issue the Subscribed Shares to Subscriber.

Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber and the Placement Agents (as defined below) that:

(a) The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

(b) As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date), by contract, or the laws of its jurisdiction of incorporation.

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(c) This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber and Fathom, this Subscription Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

(e) The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including a national securities exchange such as the New York Stock Exchange (such national securities exchange, the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii), the filing of the Registration Statement pursuant to Section 6 below, (iii) those required by the Stock Exchange, including with respect to obtaining stockholder approval, (iv) those required to consummate the Transactions as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) other filings, the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, investigation, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or any of its directors or officers in their capacities as such or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company or any of its directors or officers in their capacities as such.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

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(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Collective Subscribed Shares. Neither the Company nor any person acting on its behalf has offered or will offer any of the Collective Subscribed Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(i) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j) Except for J.P. Morgan Securities LLC (“JPM”) and Stifel, Nicolaus & Company, Incorporated (“Stifel” and together with JPM, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(k) The Company has filed each form, report, statement, schedule, prospectus, proxy and registration statement (the “SEC Documents”) that the Company was required to file with the Securities and Exchange Commission (the “Commission”) since its initial registration of the Class A Common Shares with the Commission and through the date hereof. As of their respective filing dates (the “Filing Dates”), the SEC Documents complied in all material respects with the requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder and currently in effect at the Filing Date, and none of the SEC Documents, when filed, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that were amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. A copy of each SEC Document is available to Subscriber via the Commission’s EDGAR system. As of the date hereof, there are, and upon Closing there shall be, no outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents.

(l) As of the date hereof, the Company’s issued and outstanding Class A ordinary shares (“Class A ordinary shares”) are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the New York Stock Exchange (“NYSE”) under the symbol “ATMR” (it being understood that the trading symbol will be changed in connection with the Transactions). Except as disclosed in the SEC Documents, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by NYSE or the SEC, respectively, to prohibit or terminate the listing of the Company’s shares on NYSE or to deregister the shares under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the shares under the Exchange Act. Upon consummation of the Transactions, the issued and outstanding shares of Class A Common Shares will continue to be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange (as defined herein).

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(m) The Company is not, and immediately after receipt of payment for the Subscribed Shares and consummation of the Transactions, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(n) Other than the Other Subscription Agreements entered into with the Other Subscribers, neither the Company nor Fathom has not entered into any side letter or similar agreement that materially benefits any Other Subscriber (in such Other Subscriber’s capacity as an Other Subscriber) with respect to the terms of the Subscription. No Other Subscription Agreement or other document with respect to any PIPE Investment includes terms and conditions with respect to the Subscription that are more materially advantageous to any Other Subscriber (in such Other Subscriber’s capacity as an Other Subscriber) or other party than to Subscriber hereunder, and there has been no amendment, modification or waiver under any such Other Subscription Agreements following the date of the Subscription Agreement.

(o) As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (a) 500,000,000 shares of Class A ordinary shares, par value $0.0001 per share, of which 34,500,000 are issued and outstanding, (b) 50,000,000 shares of Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), of which 8,625,000 are issued and outstanding, and (c) 5,000,000 preference shares, par value $0.0001 per share (“Preferred Shares”), of which no shares are issued and outstanding. As of the date of this Subscription Agreement, the Company has 8,625,000 public warrants outstanding and 9,900,000 private placement warrants outstanding. Each private placement warrant and public warrant is exercisable for one Class A ordinary share at an exercise price of $11.50 per share. Except as set forth in this Section 3(o), the SEC Documents and pursuant to the Other Subscription Agreements and the Transaction Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A ordinary shares, Class B ordinary shares or any other equity interests in the Company or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for any such Class A ordinary shares, Class B ordinary shares or other equity interests. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than (A) as set forth in the SEC Documents and (B) as contemplated by the Transaction Agreement.

Section 4. Fathom Representations and Warranties. Fathom represents and warrants to Subscriber and the Placement Agents that:

(a) Fathom (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Fathom Material Adverse Effect. For purposes of this Subscription Agreement, a “Fathom Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Fathom and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Fathom’s ability to consummate the transactions contemplated hereby.

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(b) This Subscription Agreement has been duly authorized, executed and delivered by Fathom, and assuming the due authorization, execution and delivery of the same by Subscriber and Company, this Subscription Agreement constitutes the valid and legally binding obligation of Fathom, enforceable against Fathom in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by Fathom with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Fathom pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Fathom is a party or by which Fathom is bound or to which any of the property or assets of Fathom is subject; (ii) the organizational documents of Fathom; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Fathom or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Fathom Material Adverse Effect.

Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and Fathom that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company and Fathom, this Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction

8

over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) (8), (9), (12) or (13) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) (8), (9), (12) or (13) under the Securities Act), and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

(e) Subscriber understands that the Subscribed Shares are being offered in transactions not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any of the respective representations, warranties, covenants or agreements made to Subscriber by each of the Company, Fathom, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than the respective representations, warranties, covenants and agreements of each of the Company and Fathom expressly set forth in this Subscription

9

Agreement. Subscriber acknowledges that certain information provided to Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber agrees that neither of the Placement Agents, nor any of their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares. On behalf of itself and its affiliates, Subscriber releases each of the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and its subsidiaries and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has received (or in the case of documents filed with the Commission, had access to) the Company’s filings with the Commission and any disclosure documents provided by or on behalf of the Company or Fathom in connection with this Subscription. Subscriber acknowledges that no statement or printed material contrary to any such disclosure documents has been made or given to Subscriber by or on behalf of the Company or Fathom. Subscriber acknowledges and agrees that none of the Placement Agents, or any affiliate of the Placement Agents, has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. None of the Placement Agents or any of their respective affiliates has made or makes any representation as to the Company or Fathom or the quality or value of the Subscribed Shares and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it. In connection with the issuance of the Subscribed Shares to Subscriber, (a) none of the Placement Agents or any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber, and (b) each of the Placement Agents is acting solely as placement agent to the Company and is not acting as an underwriter or in any other capacity or as a fiduciary for the Company, Fathom or any other person or entity in connection with the Transaction and (c) none of the Placement Agents or any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Subscribed Shares. Subscriber acknowledges that the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company, Fathom or the Subscribed Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Company and/or Fathom.

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(h) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, Fathom, or their respective representatives or affiliates, or by means of contact from the Placement Agents and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, Fathom or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Subscriber acknowledges and agrees that (i) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, and (ii) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Fathom or the Transactions.

(j) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(k) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(l) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(m) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening

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of any investors against Sanctions-related lists of blocked or restricted persons. Subscriber further represents and warrants that, to its best knowledge, the funds held by Subscriber and used to purchase the Subscribed Shares are derived from lawful activities. For purposes of this Agreement, “Sanctioned Person” means at any time any person or entity: (a) listed on any Sanctions-related list of designated or blocked or restricted persons; (b) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury and (e) the Cayman Islands.

(n) Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company or Fathom (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(o) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(p) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited Transactions provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, nor any of its respective affiliates (the “Transactions Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transactions Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Subscribed Shares will result in a non-exempt prohibited Transactions under ERISA or Section 4975 of the Code or any similar law or regulation.

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(q) Subscriber has, and at the Closing will have, sufficient funds or immediate unconditional availability to sufficient funds, to pay the Purchase Price pursuant to Section 2 and any damages required to be paid after termination of this Agreement.

(r) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber based on any arrangement entered into by or on behalf of Subscriber.

(s) Subscriber acknowledges and is aware that (i) the Placement Agents are each acting as the Company’s joint placement agent, (ii) JPM is acting as capital markets advisor to the Company in connection with the Transactions and (iii) JPM has acted as underwriter to the Company in connection with the Company’s initial public offering.

Section 6. Registration of Subscribed Shares.

(a) The Company agrees that the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”) no later than (30) calendar days after the Closing Date, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or, in the event the Commission reviews and has written comments to the Registration Statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. The Company will use its commercially reasonable efforts to provide a draft of the Registration Statement to the undersigned for review and comment at least two (2) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Unless otherwise agreed to in writing by Subscriber, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement prior to the Registration Statement becoming effective upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named

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in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional Subscribed Shares that were not included in the initial Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber until the earlier of (i) two years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) on the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). If requested by Subscriber, the Company shall use its commercially reasonable efforts to (i) cause the removal of the restrictive legends from any Subscribed Shares being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of such Registrable Securities (as defined below) and, at the request of a Holder (as defined below), cause the removal of all restrictive legends from any Registrable Securities held by such Holder that may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, in each case upon the receipt of customary representations and other documentation, if any, from the Holder as reasonably requested by the Company, its counsel or the transfer agent, establishing that restrictive legends are no longer required. Any costs related to the foregoing, including fees of the transfer agent, DTC and legal counsel to the Company shall be borne by the Company. The Company will use commercially reasonable efforts to make and keep public information available (as those terms are understood and defined in Rule 144) and file all reports, and provide all customary and reasonable cooperation, necessary to enable Holder to resell Registrable Securities pursuant to the Registration Statement or Rule 144, as applicable, qualify the Registrable Securities for listing on the applicable stock exchange on which the Company’s Class A Common Shares are then listed and update or amend the Registration Statement as necessary to include Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the Subscribed Shares and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, provided, however, that such securities shall cease to be Registrable Securities at the earliest of (A) three (3) years, (B) the date all Subscribed Shares held by a Holder may be sold by such Holder without volume or manner of sale limitations pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (C) the date on which such securities have actually been sold by a Holder, or (D) when such securities shall have ceased to be outstanding. “Holder” shall mean Subscriber or any affiliate of Subscriber to which the rights under this Section 6 shall have been assigned. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the

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Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer Subscriber Shares. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if, in the reasonable determination of the Company’s board of directors, upon advice of legal counsel, such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the undersigned of such securities as soon as practicable thereafter.

(b) In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Company shall:

(i) advise Subscriber, as expeditiously as possible:

(i) when a Registration Statement or any amendment thereto has been filed with the Commission;

(ii) after it shall receive notice or obtain knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading.

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Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (iv) above constitutes material, nonpublic information regarding the Company.

(ii)	use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii)

upon the occurrence of any event contemplated in Section 6(b)(i)(iv) above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv)	use its commercially reasonable efforts to allow Subscriber to review disclosure regarding Subscriber in the Registration Statement; and

(v)

otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by Subscriber, consistent with the terms of this Subscription Agreement, in connection with the registration of the Subscribed Shares.

(c) Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the undersigned agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, the undersigned

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will deliver to the Company, or in the undersigned’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in the undersigned’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (w) to the extent the undersigned is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

Section 7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is validly terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transactions, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated or (d) by written notice from Subscriber or any other party given anytime on or after December 31, 2021, if the Closing has not occurred by such date and the terminating party’s breach was not the primary reason the Closing failed to occur by such date, (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Company shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence of this Section 7, this Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by Subscriber to Company in connection herewith shall promptly (and in any event within two business days) following the Termination Event be returned to Subscriber.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, in each case arising out of or as a result of, in connection with or relating in any way to this Subscription Agreement and the transactions contemplated by this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of this Subscription Agreement

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and the transactions contemplated by this Subscription Agreement, and (c) will not seek recourse against the Trust Account for any reason whatsoever; provided, however, that nothing in this Section 8 shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of shares of Class A Common Shares of the Company acquired by any means other than pursuant to this Subscription Agreement.

Section 9. Indemnity.

(a) The Company agrees to indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, and officers, employees, and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein.

(b) Subscriber agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless the Company, its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing to the Company by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by the Company upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation. Each of the Company and Fathom acknowledge and agree that each purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of each of the respective acknowledgments, understandings, agreements, representations and warranties herein (as modified by such notice) made by each of the Company and Fathom as of the time of such purchase.

(c) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to

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the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

(e) If the indemnification provided under this Section 9 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 9 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 9(e) by any seller of Subscribed Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Subscribed Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

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Section 10. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date and time of transmission to such recipient, provided that no electronic mail is undeliverable or other rejection notice is generated, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 10(a).

(b) Subscriber acknowledges that the Company, Fathom and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company, Fathom and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that each purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. Each of the Company and Fathom acknowledge that Subscriber and Placement Agents will rely on the respective acknowledgments, understandings, agreements, representations and warranties made by each of the Company and Fathom contained in this Subscription Agreement. Prior to the Closing, each of the Company and Fathom agree to promptly notify Subscriber and Placement Agents if they become aware that any of their respective acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.

(c) Each of the Company, Fathom, the Placement Agents, Subscriber and any other person or entity against whom a claim is brought with respect to the purchase of the Subscribed Shares is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein, except as expressly set forth herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and Subscriber’s rights under Section 6 hereof) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company), provided that no such assignment shall relieve the Company of its obligations hereunder if any such assignee fails to perform such obligations. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates, other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations.

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(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall provide such information as may be reasonably requested to the extent readily available and to the extent consistent with Subscriber’s internal policies and procedures; provided that the Company agrees to keep any such information provided by Subscriber confidential except to the extent such disclosure is required in connection with registration of the Subscribed Shares for resale, by law, at the request of the staff of the Commission or under the regulations of the Stock Exchange. Subscriber acknowledges that subject to the conditions set forth in Section 10(t), the Company may file a copy of this Subscription Agreement with the Commission as an exhibit to a periodic report of the Company or a registration statement of the Company.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein (including the next sentence hereof), this Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 10(b), Section 10(c), Section 10(e) and this Section 10(j), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company and Fathom to execute and deliver the Transaction Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened

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breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company and Fathom shall each be entitled to specifically enforce Subscriber’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 10(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(l) In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred and documented by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

(m) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(n) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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(p) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York or the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 10(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager,

23

member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(t) Subscriber hereby consents to the publication and disclosure in any press release issued by the Company, Fathom or any of their respective affiliates, any Form 8-K or Form 6-K or other filing with a governmental authority filed by the Company, Fathom or any of their respective affiliates with the Commission in connection with the execution and delivery of the Transaction Agreement or the transactions contemplated thereby and the Proxy Statement/Consent Solicitation Statement/Prospectus (as defined in the Transaction Agreement) (and, as and to the extent otherwise required by the federal securities laws, exchange rules, the Commission or any other securities authorities or any rules and regulations promulgated thereby, any other documents or communications provided by the Company, Fathom or any of their respective affiliates to any governmental entity or to any securityholders of the Company) of Subscriber’s identity and beneficial ownership of the Subscribed Shares and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company, Fathom or any of their respective affiliates, a copy of this Agreement, all solely to the extent determined by such person or entity to be required by applicable law or any regulation or stock exchange listing requirement. Subscriber will promptly provide any information reasonably requested by the Company, Fathom or any of their respective affiliates for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). Notwithstanding the foregoing, any such person shall provide to Subscriber a copy of any proposed disclosure relating to Subscriber in accordance with the provisions of this Section 10(t) a reasonable period of time in advance of any publication thereof and shall include such revisions to such proposed disclosure as Subscriber shall reasonably request.

(u) The Company shall, by 9:00 a.m., New York City time, on the second (2nd) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions. Notwithstanding anything in this Subscription Agreement to the contrary, neither the Company nor Fathom shall (i) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber or (ii) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission

24

or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law and (B) to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber will promptly provide any information reasonably requested by the Company, Fathom or any of their respective affiliates for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Fathom or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the Company, Fathom and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ALTIMAR ACQUISITION CORP. II

By:
Name: Tom Wasserman
Title: Chief Executive Officer

Address for Notices:

Altimar Acquisition Corp. II 40 West 57th Street 33rd Floor New York, NY 10019 ATTN: Tom Wasserman EMAIL: tom.wasserman@hpspartners.com with a copy (not to constitute notice) to: Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Attn: Raphael M. Russo, Esq. rrusso@paulweiss.com

[Signature Page to Subscription Agreement]

FATHOM HOLDCO, LLC

By:
Name: John May
Title: President

Address for Notices:

c/o CORE Industrial Partners, LLC 150 N. Riverside Plaza, Suite #2050 Chicago, Illinois 60606 ATTN: John May EMAIL: john@coreipfund.com with a copy (not to constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

ATTN: Steven J. Gavin, Matthew F.

Bergmann and Jason D. Osborn

EMAIL: SGavin@winston.com,

MBergmann@winston.com and

JOsborn@winston.com

[Signature Page to Subscription Agreement]

SUBSCRIBER:

By:
Name:
Title:

Address for Notices:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:		____________________
Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$	____________________

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

[Signature Page to Subscription Agreement]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs)

☐

Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

☐	We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an “accredited investor.” We are not a natural person.

☐	We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is an institutional “accredited investor.”

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.***

Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to Subscriber. (Please check the applicable subparagraphs below to indicate the basis on which you are a “qualified institutional buyer”):

☐ Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and:

☐ is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐ is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”) or any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐ is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐ is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐ is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐ is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐ is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;

☐ is an investment adviser registered under the Investment Advisers Act; or

☐

is any institutional accredited investor, as defined in rule 501(a) under the Act (17 CFR 230.501(a)), of a type not listed in paragraphs (a)(1)(i)(A) through (I) or paragraphs (a)(1)(ii) through (vi) of Rule 501.

☐ Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with Subscriber;

☐ Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal Transactions on behalf of a qualified institutional buyer;

☐ Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;

☐ Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐ Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

[1]

“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor)

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the Company reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐	Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;

☐	Any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000; or

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the Company is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are institutional “accredited investors.”

SUBSCRIBER:
Print Name:

By:
Name:
Title:

Exhibit 10.4

FORM OF VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of July 15, 2021, is entered into by and among Altimar Acquisition Corp. II, a Cayman Islands corporation (“Altimar”), Rapid Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Altimar (“Merger Sub”), and [•], a [•] (the “Securityholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Altimar, Merger Sub, Fathom Holdco, LLC, a Delaware limited liability company (the “Company”), Rapid Blocker 1 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 1”), Rapid Blocker 2 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 2”), Rapid Blocker 3 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 3” and, together with Blocker Merger Sub 1 and Blocker Merger Sub 2, the “Blocker Merger Subs”), CORE Fund I Blocker-5 LLC, a Delaware limited liability company (“Fathom Blocker 1”), CORE Fund I Blocker-2, LLC, a Delaware limited liability company (“Fathom Blocker 2”), and SG (MCT) Blocker, LLC, a Delaware limited liability company (“Fathom Blocker 3” and, together with Fathom Blocker 1 and Fathom Blocker 2, the “Fathom Blockers”), are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement), pursuant to which (and subject to the terms and conditions set forth therein), among other transactions, Merger Sub will merge with and into the Company, with the Company surviving the merger (together with the other mergers contemplated by the Business Combination Agreement, the “Mergers”);

WHEREAS, as of the date hereof, the Securityholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote [[    ·    ] Fathom Class A Common Units], [[    ·    ] Fathom Class B Common Units] [and] [    ·    ] Fathom Class A Preferred Units]] (the “Owned Units”); the Owned Units and any additional equity securities of the Company (or any securities convertible into or exercisable or exchangeable for equity securities of the Company) in which the Securityholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a dividend, split, recapitalization, combination, reclassification, exchange or change of such units, or upon exercise or conversion of any securities, the “Covered Units”); and

WHEREAS, as a condition and inducement to the willingness of Altimar and Merger Sub to enter into the Business Combination Agreement, the Company agreed to deliver Fathom Support Agreements executed by the holders of Fathom Units representing all holders of Fathom Units required to consent to, approve or adopt the Business Combination Agreement, the other Transaction Agreements and the Transactions, including the Mergers and the amendment and restatement of the Fathom LLCA in connection therewith.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Securityholder hereby covenants and agrees as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 3, the Securityholder, in its capacity as an equityholder of the Company, irrevocably and unconditionally acknowledges and agrees that it has validly executed and delivered, and has caused any other holder of record of any of any of the Securityholder’s Covered Units to validly execute and deliver, in each case to the Company, on the date first written above and automatically effective as of the first Business Day following the date that the Proxy Statement/Consent Solicitation Statement/Prospectus included in the Form S-4 is disseminated by Altimar to its shareholders (following the date that the Form S-4 becomes effective), the written consent attached hereto as Exhibit A in respect of all of the Securityholder’s Covered Units. In addition, prior to the Termination Date (as defined herein), the Securityholder, in its capacity as an equityholder of the Company, irrevocably and unconditionally agrees that, at any meeting of the equityholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of the equityholders of the Company, the Securityholder shall, and shall cause any other holder of record of any of the Securityholder’s Covered Units to:

(a) if and when such meeting is held, appear at such meeting or otherwise cause the Securityholder’s Covered Units to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Securityholder’s Covered Units owned as of the record date for such meeting (or the date that any written consent is executed by the Securityholder) in favor of the Mergers and the adoption of the Business Combination Agreement and any other matters necessary or reasonably requested by the Company for consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement; and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Securityholder’s Covered Units against any equityholder proposal and any other action that (i) would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Mergers or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement that or (ii) would result in the failure of any condition set forth in Section 11.01 or Section 11.02 of the Business Combination Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Securityholder contained in this Agreement.

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The obligations of the Securityholder specified in this Section 1 shall apply whether or not the Mergers or any action described above are recommended by the Board of Managers of the Company. For purposes of this Agreement, “Person” shall mean individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

2. No Inconsistent Agreements. The Securityholder hereby covenants and agrees that the Securityholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Securityholder’s Covered Units that is inconsistent in any respect with the Securityholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Securityholder’s Covered Units that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3. Termination. This Agreement shall automatically terminate, without any notice or other action by any party, be void ab initio and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the time this Agreement is terminated upon the mutual written agreement of the Company, Altimar, Merger Sub and the Securityholder, or (iii) the election of the Securityholder in its sole discretion to terminate this Agreement following any material modification or amendment to, or the waiver of any provision of, the Business Combination Agreement, as in effect on the date hereof, that reduces the aggregate Fathom Consideration or changes the form of consideration payable to the Securityholder in the Mergers, (in each case, without the Securityholder’s prior written consent) (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 9 to 22 shall survive the termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Breach of this Agreement prior to such termination.

4. Representations and Warranties of the Securityholder. The Securityholder hereby represents and warrants to Altimar as to itself as follows:

(a) The Securityholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Owned Units, free and clear of Liens other than as created by this Agreement and Permitted Liens. As of the date hereof, other than the Owned Units and any other equity securities of the Company that become Covered Units that the Securityholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to, or acquired in accordance with, the Business Combination Agreement, the Securityholder does not own beneficially or of record any equity securities of the Company (or any securities convertible into equity securities of the Company).

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(b) The Securityholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Securityholder’s Covered Units, (ii) has not entered into any voting agreement or voting trust with respect to any of the Securityholder’s Covered Units that is inconsistent with the Securityholder’s obligations pursuant to this Agreement other than the Fathom LLCA, (iii) has not granted a proxy or power of attorney with respect to any of the Securityholder’s Covered Units that is inconsistent with the Securityholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Securityholder is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Securityholder and constitutes a valid and binding agreement of the Securityholder enforceable against the Securityholder in accordance with its terms, subject to the Enforceability Exceptions.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Securityholder from, or to be given by the Securityholder to, or be made by the Securityholder with, any Governmental Authority in connection with the execution, delivery and performance by the Securityholder of this Agreement, the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).

(e) The execution, delivery and performance of this Agreement by the Securityholder do not, and the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) will not, constitute or result in (i) if the Securityholder is a legal entity, a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Securityholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on the Covered Units (other than Permitted Liens) pursuant to any contract binding upon the Securityholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law to which the Securityholder is subject or (iii) any change in the rights or obligations of any party under any contract legally binding upon the Securityholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, loss, acceleration, Lien or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Securityholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).

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(f) As of the date of this Agreement, there is no action, proceeding or, to the Securityholder’s knowledge, investigation pending against the Securityholder or, to the knowledge of the Securityholder, threatened against the Securityholder that questions the beneficial or record ownership of the Securityholder’s Owned Units, the validity of this Agreement or the performance by the Securityholder of its obligations under this Agreement.

(g) The Securityholder understands and acknowledges that the Altimar and Merger Sub entered into the Business Combination Agreement in reliance upon Securityholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Securityholder contained herein.

5. Certain Covenants of the Securityholder. Except in accordance with the terms of this Agreement, the Securityholder hereby covenants and agrees as follows:

(a) The Securityholder hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the Mergers, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any contract or option with respect to the Transfer of any of the Securityholder’s Covered Units, (ii) amend, modify, supplement, withdraw, revoke or otherwise rescind the written consent attached hereto as Exhibit A in respect of all of the Securityholder’s Covered Units, or (iii) take any action that would make any representation or warranty of the Securityholder contained herein untrue or incorrect or have the effect of preventing or materially delaying the Securityholder from or in performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer (A) to an Affiliate of the Securityholder, (B) occurring by will, testamentary document or intestate succession upon the death of a Securityholder who is an individual or (C) pursuant to community property laws or divorce decree (each, a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of the Securityholder under, and be bound by all of the terms of, this Agreement in respect of the Covered Units so Transferred and any Covered Units subsequently acquired; provided, further, that any Transfer permitted under this Section 5(a) shall not relieve the Securityholder of its obligations under this Agreement. Any Transfer in violation of this Section 5(a) with respect to the Securityholder’s Covered Units shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Securityholder.

(b) The Securityholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

6. Further Assurances. From time to time, at Altimar’ request and without further consideration, the Securityholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

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7. Disclosure. The Securityholder hereby authorizes the Company and Altimar to publish and disclose in any announcement or disclosure to the extent required by law, rule or regulation by the SEC the Securityholder’s identity and ownership of the Covered Units and the nature of the Securityholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Altimar have provided the Securityholder with a reasonable opportunity to review and comment upon such announcement or disclosure, which comments the Company and Altimar will consider in good faith.

8. Changes in Capital Securities. In the event of a split, dividend or distribution, or any change in the Company’s capital securities by reason of any split-up, reverse split, recapitalization, combination, reclassification, exchange of units or the like, the terms “Owned Units” and “Covered Units” shall be deemed to refer to and include such securities as well as all such security dividends and distributions and any securities into which or for which any or all of such units may be changed or exchanged or which are received in such transaction.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Altimar, Merger Sub and the Securityholder.

10. Waiver. Any party to this Agreement may, at any time prior to the Termination Date, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 9 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11. Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

if to the Securityholder, to it at:

[•]

[•]

[•]

Attn: [•]

E-mail: [•]

with a copy (which shall not constitute notice) to:

[•]

[•]

[•]

Attn: [•]

E-mail: [•]

if to Altimar or Merger Sub, to such company at:

[•]

[•]

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[•]

Attn: [•]

E-mail: [•]

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attn: Ariel Deckelbaum and Raphael Russo

E-mail: ajdeckelbaum@paulweiss.com; rrusso@paulweiss.com

All such notices or communications shall be deemed to have been delivered and received: (a) if delivered in person, on the day of such delivery, (b) if by electronic mail, on the day on which such electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the third (3rd) Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the first (1st) Business Day after the sending thereof.

12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Altimar or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Covered Units of the Securityholder. All rights, ownership and economic benefits of and relating to the Covered Units of the Securityholder shall remain vested in and belong to the Securityholder, and Altimar and Merger Sub shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct the Securityholder in the voting or disposition of any of the Securityholder’s Covered Units, except as otherwise provided herein.

13. Entire Agreement. This Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).

14. No Third-Party Beneficiaries. The Securityholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Altimar and Merger Sub in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, that the Company shall be an express third party beneficiary with respect to Section 4, Section 5(a), Section 5(b) and Section 7 hereof.

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15. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule.

(b) Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the Business Combination Agreement or the transactions contemplated hereby or by the Business Combination Agreement shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the Business Combination Agreement or the transactions contemplated hereunder or thereunder in any court other than the aforesaid courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THE BUSINESS COMBINATION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16. Assignment; Successors. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 16 shall be null and void, ab initio.

17. Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including the Securityholder’s obligations to vote its Covered Units as provided in this Agreement or the written consent attached hereto as Exhibit A, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees

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that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 17 shall not be required to provide any bond or other security in connection with any such injunction.

18. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

19. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

20. Interpretation and Construction. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 20(g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

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(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii) time is of the essence;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract mean such Contract as amended, supplemented or modified (including by any waiver thereto) in accordance with the terms thereof;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(o) references herein to “ordinary course of business” shall refer to ordinary course of business consistent with past practice.

21. Capacity as a Securityholder. Notwithstanding anything herein to the contrary, the Securityholder signs this Agreement solely in the Securityholder’s capacity as an equityholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions or inactions of any affiliate, representative, employee or designee of the Securityholder or any of its affiliates in his or her capacity, if applicable, as an officer, director, manager or fiduciary of the Company or any of its Subsidiaries or any other Person.

22. Appraisal Rights. Securityholder hereby waives, and agrees not to exercise or assert, if applicable, any appraisal rights, dissenter’s rights or similar rights (whether under the DLLCA or other applicable Law) in connection with the Mergers.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

ALTIMAR ACQUISITION CORP. II

By:
Name:
Title:

RAPID MERGER SUB, LLC

By:
Name:
Title:

[Signature Page to Securityholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

[SECURITYHOLDER]

By:
Name:
Title:

Fathom Units Held:

[[ · ] Fathom Class A Common Units]

[[ · ] Fathom Class B Common Units]

[[ · ] Fathom Class A Preferred Units]

[Signature Page to Securityholder Support Agreement]

Exhibit A

Written Consent

WRITTEN CONSENT

IN LIEU OF A

MEETING OF MEMBERS

OF

FATHOM HOLDCO, LLC.

The undersigned (the “Securityholder”), being a holder of record of equity securities of Fathom Holdco, LLC, a Delaware limited liability company (the “Company”), acting with respect to all equity securities of the Company that the Securityholder owns or otherwise possesses the power to vote and/or in his, her or its personal capacity, as applicable, hereby consents to the adoption of the following resolutions in lieu of a meeting of the members of the Company pursuant to Section 18-404(d) of the Delaware Limited Liability Company Act (as amended):

WHEREAS, the Company is a party to that certain Business Combination Agreement, dated as of July [•], 2021 (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), by and among Altimar Acquisition Corp. II, a Delaware corporation (“Altimar”), Rapid Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Altimar (“Merger Sub”), the Company, Rapid Blocker 1 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 1”), Rapid Blocker 2 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 2”), Rapid Blocker 3 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Blocker Merger Sub 3” and, together with Blocker Merger Sub 1 and Blocker Merger Sub 2, the “Blocker Merger Subs”), CORE Fund I Blocker-5 LLC, a Delaware limited liability company (“Fathom Blocker 1”), CORE Fund I Blocker-2 LLC, a Delaware limited liability company (“Fathom Blocker 2”), and SG (MCT) Blocker, LLC, a Delaware limited liability company (“Fathom Blocker 3” and, together with Fathom Blocker 1 and Fathom Blocker 2, the “Fathom Blockers”), pursuant to which, among other things, on the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Altimar;

WHEREAS, capitalized terms used but not otherwise defined in this written consent have the respective meanings ascribed to them in the Business Combination Agreement;

WHEREAS, the Board of Managers of the Company has declared the Business Combination Agreement to be advisable and recommended that the members of the Company approve and adopt the Business Combination Agreement, the Mergers and the other transactions contemplated by the Business Combination Agreement; and

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WHEREAS, the Securityholder desires to (i) approve and adopt the Business Combination Agreement and the Mergers, and (ii) to the extent the Securityholder’s consent or approval to any action is necessary, directly or indirectly, to effect the transactions contemplated by the Business Combination Agreement in accordance with the terms and conditions of the Business Combination Agreement, grant such consent or approval to the taking of such action.

NOW, THEREFORE, BE IT:

RESOLVED, that automatically effective as of the first Business Day following the date that the Proxy Statement/Consent Solicitation Statement/Prospectus included in the Form S-4 is disseminated by Altimar to its shareholders (following the date that the Form S-4 becomes effective) the Business Combination Agreement and the Mergers be, and each hereby is, adopted and approved in all respects; and be it further

RESOLVED, that, to the extent the Securityholder’s consent or approval to any action is necessary, directly or indirectly, to effect the transactions contemplated by the Business Combination Agreement in accordance with the terms and conditions of the Business Combination Agreement, the Securityholder hereby grants, automatically effective as of the first Business Day following the date that the Proxy Statement/Consent Solicitation Statement/Prospectus included in the Form S-4 is disseminated by Altimar to its shareholders (following the date that the Form S-4 becomes effective), such consent or approval to the taking of each and every such action.

[Signature Page Follows]

A-2

IN WITNESS WHEREOF, the Securityholder has duly executed this written consent.

[SECURITYHOLDER]

By:
Name:
Title

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